Exhibit 99.1

Itaú Unibanco Holding S.A.

1Q17

Management Discussion & Analysis and Complete Financial Statements

CONTENTS

Management Discussion & Analysis	03

Executive Summary	05

Income Statement and Balance Sheet Analysis	15

Managerial Financial Margin	16

Credit Portfolio	18

Result from Loan Losses and Impairment	22

Commissions and Fees & Result from Insurance, Pension Plan and Premium Bonds	26

Insurance, Pension Plan and Premium Bonds Operations	29

Non-interest Expenses	33

Tax Expenses for ISS, PIS, Cofins and Others	35

Income Tax and Social Contribution on Net Income	35

Other Balance Sheet Information	36

Balance Sheet by Currency	39

Capital Ratios	40

Risk Management	42

Business Analysis	43

Segment Analysis	45

Activities Abroad	51

Additional Information	55

Report of Independent Auditors	59

Complete Financial Statements	61

It should be noted that the managerial financial statements relating to prior periods may have been reclassified for comparison purposes.

The tables in this report show the figures in millions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

1st quarter of 2017

Management Discussion & Analysis

Itaú Unibanco Holding S.A.

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Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis	Executive Summary

Itaú Unibanco Pro forma Information

As from the second quarter of 2016, Itaú CorpBanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016 will be presented in the Management Discussion & Analysis report.

The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile.

As the historical data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The historical data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company.

We present below pro forma information and indicators of Itaú Unibanco in order to allow analysis on the same basis of comparison.

Itaú Unibanco Pro forma Highlights

In R$ millions (except where indicated), end of period	1Q17	4Q16	1Q16
Results
Recurring Net Income	6,176	5,817	5,162
Operating Revenues (1)	26,973	28,624	26,884
Managerial Financial Margin (2)	17,122	18,576	17,412
Performance
Recurring Return on Average Equity – Annualized (3)	22.0%	20.7%	19.6%
Recurring Return on Average Assets – Annualized (4)	1.7%	1.6%	1.4%
Nonperforming Loans Ratio (90 days overdue) - Total	3.4%	3.4%	3.5%
Nonperforming Loans Ratio (90 days overdue) - Brazil	4.2%	4.2%	4.4%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.3%	1.2%	1.1%
Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	231%	222%	210%
Efficiency Ratio (ER) (6)	44.1%	45.2%	44.0%
Risk-Adjusted Efficiency Ratio (RAER) (6)	64.1%	68.3%	72.2%
Balance Sheet
Total Assets	1,413,269	1,427,084	1,398,344
Total Credit Portfolio, including Sureties and Endorsements	550,318	562,018	600,705
Deposits + Debentures + Securities + Borrowings and Onlending (7)	640,842	661,257	703,052
Loan Portfolio/Funding (7)	74.6%	74.3%	74.4%
Stockholders' Equity	114,897	115,590	106,647
Other
Assets Under Administration	965,319	903,679	807,267
Total Number of Employees	94,955	94,779	97,043
Brazil	81,219	80,871	82,871
Abroad	13,736	13,908	14,172
Branches and CSBs – Client Service Branches	5,005	5,103	5,215
ATM – Automated Teller Machines (8)	46,407	46,175	45,255

Itaú Unibanco Holding S.A. Highlights - As disclosed (Data prior to 2Q16 do not include CorpBanca)

In R$ millions (except where indicated), end of period	1Q17	4Q16	1Q16
Highlights
Recurring Net Income per Share (R$) (9)	0.95	0.89	0.80
Net Income per Share (R$) (9)	0.93	0.85	0.80
Number of Outstanding Shares at the end of period – in thousands (10)	6,524,604	6,512,700	6,521,553
Book Value per Share (R$)	17.61	17.75	16.35
Dividends and Interest on Own Capital net of Taxes (11)	2,470	6,699	1,012
Dividends and Interest on Own Capital net of Taxes (11) per Share (R$)	0.38	1.03	0.16
Market Capitalization (12)	249,631	219,348	185,390
Market Capitalization (12) (US$ million)	78,788	67,303	52,092
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	18.1%	19.1%	17.7%
Common Equity Tier I	15.4%	15.8%	14.3%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (13)	14.7%	14.0%	12.6%
Indicators
EMBI Brazil Risk	270	328	409
CDI rate – In the Period (%)	3.0%	3.2%	3.2%
Dollar Exchange Rate – Quotation in R$	3.1684	3.2591	3.5589
Dollar Exchange Rate – Change in the Period (%)	-2.8%	0.4%	-8.9%
Euro Exchange Rate – Quotation in R$	3.3896	3.4384	4.0539
Euro Exchange Rate – Change in the Period (%)	-1.4%	-5.8%	-4.6%
IGP-M – In the Period (%)	0.7%	0.7%	3.0%

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of provision for financial guarantees provided; (6) For further details on the calculation methodologies of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to Non-Interest Expenses section; (7) As detailed on Other Balance Sheet Information section; (8) Includes ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs; (9) Calculated based on the weighted average number of outstanding shares for the period; (10) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on September 14, 2016; (11) IOC – Interest on own capital. Declared amounts paid/accrued; (12) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (13) Takes into consideration the effect of the payout above mandatory minimum related to 1Q17 net income, the consolidation of Citibank’s Brazilian retail business, and the use of tax credits.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$6,176 million in the first quarter of 2017 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$6,052 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	1Q17	4Q16	1Q16
Recurring Net Income	6,176	5,817	5,162
Non-Recurring Events	(123)	(275)	(51)
Impairment (a)	-	(172)	-
Goodwill Amortization (b)	(125)	(133)	(32)
Contingencies Provision (c)	(18)	(88)	(25)
Pension Fund (d)	-	130	-
Program for Settlement or Installment Payment of Taxes (e)	-	1	12
Other	20	(13)	(6)
Net Income	6,052	5,543	5,111
CorpBanca's Pro Forma Consolidation Effects	-	-	(72)
Net Income as Reported	6,052	5,543	5,184

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events

(a) Impairment: Adjustment to reflect the realization value of certain assets.

(b) Goodwill Amortization: Effect of the goodwill amortization generated by acquisitions made by the Conglomerate.

(c) Contingencies Provision: Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's.

(d) Pension Fund: Destination of surplus from pension fund.

(e) Program for the Settlement or Installment Payment of Taxes: Effects of our adherence to the Program for the Settlement or Installment Payment of Federal and Municipal Taxes.

Managerial Income Statement

We apply to the management results consolidation criteria that affect only the breakdown of accounts and, therefore, does not affect net income. These effects are shown in the table on the following page ("Accounting and Managerial Statements Reconciliation"). Additionally, we adjusted the tax effects of the hedges of investments abroad - originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and then reclassified to the financial margin - and non-recurring events.

Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects resulting from foreign exchange variations and takes into consideration the impact of all tax effects. In the first quarter of 2017, the Brazilian real appreciated 2.8% against the U.S. dollar and appreciated 1.4% against the Euro, compared with depreciation of 0.4% against the U.S. dollar and appreciation of 5,8% against the Euro in the previous quarter.

Highlights

As announced in the earnings release for the 4th quarter of 2016, we modified the presentation of our Managerial Income Statement as from this quarter, which includes Impairment under “Result from Loan Losses and Impairment”, previously classified as Financial Margin with Clients. This modification affects only the breakdown of the managerial income statement and, therefore, does not affect the net income previously disclosed.

In addition, in this quarter, Discounts Granted, resulting from credit negotiations with negative impact on the outstanding accounting balance, are disclosed as a component of the Financial Margin with Clients. This change has no impact on the forecast provided for the year 2017.

As of the second quarter of 2017 earnings release, Discounts Granted will be reclassified and disclosed in “Cost of Credit” in the Managerial Income Statement, in order to better reflect the Company’s management model.

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Income Statements reconciliation for the past two quarters is presented below.

Accounting and Managerial Statements Reconciliation | 1st Quarter of 2017

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	28,313	(25)	(1,068)	(246)	26,973
Managerial Financial Margin	17,863	12	(1,068)	315	17,122
Financial Margin with Clients	14,926	12	-	315	15,254
Financial Margin with Clients (ex-Discounts Granted)	15,220	12	-	315	15,547
Discounts Granted	(293)	-	-	-	(293)
Financial Margin with the Market	2,937	-	(1,068)	-	1,868
Commissions and Fees	8,601	-	-	(757)	7,844
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,398	(37)	-	646	2,007
Other Operating Income	327	-	-	(327)	-
Equity in Earnings of Affiliates and Other Investments	155	-	-	(155)	-
Non-operating Income	(32)	-	-	32	-
Result from Loan Losses and Impairment	(4,515)	-	-	(472)	(4,988)
Provision for Loan Losses	(5,366)	-	-	(26)	(5,392)
Impairment	-	-	-	(444)	(444)
Recovery of Loans Written Off as Losses	851	-	-	(2)	849
Retained Claims	(321)	-	-	-	(321)
Other Operating Income/(Expenses)	(13,755)	268	126	666	(12,694)
Non-interest Expenses	(11,934)	267	-	666	(11,001)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,732)	2	126	-	(1,604)
Insurance Selling Expenses	(89)	-	-	-	(89)
Income before Tax and Profit Sharing	9,721	243	(942)	(52)	8,970
Income Tax and Social Contribution	(3,698)	(25)	942	13	(2,767)
Profit Sharing	(39)	-	-	39	-
Minority Interests	68	(95)	-	-	(27)
Net Income	6,052	123	-	-	6,176

Accounting and Managerial Statements Reconciliation | 4th Quarter of 2016

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	27,425	(6)	401	804	28,624
Managerial Financial Margin	16,959	5	401	1,210	18,576
Financial Margin with Clients	15,368	5	-	1,210	16,583
Financial Margin with Clients (ex-Discounts Granted)	15,646	5	-	1,210	16,862
Discounts Granted	(278)	-	-	-	(278)
Financial Margin with the Market	1,591	-	401	-	1,993
Commissions and Fees	8,624	-	-	(644)	7,980
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,368	56	-	644	2,068
Other Operating Income	224	(2)	-	(222)	-
Equity in Earnings of Affiliates and Other Investments	185	-	-	(185)	-
Non-operating Income	65	(65)	-	0	-
Result from Loan Losses and Impairment	(4,885)	-	-	(1,188)	(6,074)
Provision for Loan Losses	(5,888)	-	-	65	(5,823)
Impairment	-	-	-	(1,255)	(1,255)
Recovery of Loans Written Off as Losses	1,003	-	-	1	1,004
Retained Claims	(364)	-	-	-	(364)
Other Operating Income/(Expenses)	(14,557)	502	(37)	271	(13,821)
Non-interest Expenses	(12,697)	502	-	269	(11,927)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,752)	-	(37)	2	(1,786)
Insurance Selling Expenses	(108)	-	-	-	(108)
Income before Tax and Profit Sharing	7,618	496	365	(113)	8,366
Income Tax and Social Contribution	(2,240)	(128)	(365)	22	(2,711)
Profit Sharing	(91)	-	-	91	-
Minority Interests	255	(93)	-	-	162
Net Income	5,543	275	-	-	5,817

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

We present below the income statement from a standpoint that highlights Operating Revenues, which is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

Income Statement | Operating Revenues Perspective

In R$ millions	1Q17	4Q16	change		1Q16	change
Operating Revenues	26,973	28,624	(1,652)	-5.8%	26,884	89	0.3%
Managerial Financial Margin	17,122	18,576	(1,455)	-7.8%	17,412	(290)	-1.7%
Financial Margin with Clients	15,254	16,583	(1,330)	-8.0%	15,675	(421)	-2.7%
Financial Margin with Clients (ex-Discounts Granted)	15,547	16,862	(1,315)	-7.8%	15,912	(365)	-2.3%
Discounts Granted	(293)	(278)	(15)	5.4%	(237)	(56)	23.6%
Financial Margin with the Market	1,868	1,993	(125)	-6.3%	1,737	131	7.5%
Commissions and Fees	7,844	7,980	(136)	-1.7%	7,331	514	7.0%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,007	2,068	(61)	-3.0%	2,141	(134)	-6.3%
Result from Loan Losses and Impairment	(4,988)	(6,074)	1,086	-17.9%	(6,973)	1,985	-28.5%
Provision for Loan Losses	(5,392)	(5,823)	431	-7.4%	(7,824)	2,432	-31.1%
Impairment	(444)	(1,255)	810	-64.6%	-	(444)	-
Recovery of Loans Written Off as Losses	849	1,004	(155)	-15.4%	851	(2)	-0.2%
Retained Claims	(321)	(364)	43	-11.8%	(394)	73	-18.6%
Operating Margin	21,664	22,187	(523)	-2.4%	19,516	2,148	11.0%
Other Operating Income/(Expenses)	(12,694)	(13,821)	1,127	-8.2%	(12,620)	(74)	0.6%
Non-interest Expenses	(11,001)	(11,927)	926	-7.8%	(10,909)	(92)	0.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,604)	(1,786)	182	-10.2%	(1,515)	(89)	5.9%
Insurance Selling Expenses	(89)	(108)	19	-17.8%	(196)	107	-54.5%
Income before Tax and Minority Interests	8,970	8,366	604	7.2%	6,896	2,074	30.1%
Income Tax and Social Contribution	(2,767)	(2,711)	(56)	2.1%	(1,739)	(1,028)	59.1%
Minority Interests in Subsidiaries	(27)	162	(190)	-116.8%	6	(33)	-563.4%
Recurring Net Income	6,176	5,817	358	6.2%	5,162	1,013	19.6%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Income Statement | Managerial Financial Margin Perspective

In R$ millions	1Q17	4Q16	change		1Q16	change
Managerial Financial Margin	17,122	18,576	(1,455)	-7.8%	17,412	(290)	-1.7%
Financial Margin with Clients	15,254	16,583	(1,330)	-8.0%	15,675	(421)	-2.7%
Financial Margin with Clients (ex-Discounts Granted)	15,547	16,862	(1,315)	-7.8%	15,912	(365)	-2.3%
Discounts Granted	(293)	(278)	(15)	5.4%	(237)	(56)	23.6%
Financial Margin with the Market	1,868	1,993	(125)	-6.3%	1,737	131	7.5%
Result from Loan Losses and Impairment	(4,988)	(6,074)	1,086	-17.9%	(6,973)	1,985	-28.5%
Provision for Loan Losses	(5,392)	(5,823)	431	-7.4%	(7,824)	2,432	-31.1%
Impairment	(444)	(1,255)	810	-64.6%	-	(444)	-
Recovery of Loans Written Off as Losses	849	1,004	(155)	-15.4%	851	(2)	-0.2%
Net Result from Financial Operations	12,134	12,502	(369)	-2.9%	10,439	1,695	16.2%
Other Operating Income/(Expenses)	(3,164)	(4,136)	972	-23.5%	(3,543)	379	-10.7%
Commissions and Fees	7,844	7,980	(136)	-1.7%	7,331	514	7.0%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,597	1,596	1	0.1%	1,551	46	3.0%
Non-interest Expenses	(11,001)	(11,927)	926	-7.8%	(10,909)	(92)	0.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,604)	(1,786)	182	-10.2%	(1,515)	(89)	5.9%
Income before Tax and Minority Interests	8,970	8,366	604	7.2%	6,896	2,074	30.1%
Income Tax and Social Contribution	(2,767)	(2,711)	(56)	2.1%	(1,739)	(1,028)	59.1%
Minority Interests in Subsidiaries	(27)	162	(190)	-116.8%	6	(33)	-563.4%
Recurring Net Income	6,176	5,817	358	6.2%	5,162	1,013	19.6%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Net Income

Recurring net income for the first quarter of 2017 amounted to R$6,176 million, with increases of 6.2% from the previous quarter and of 19.6% from the same period of the previous year.

The main positive highlights in the quarter, when compared to the previous quarter, were reductions in: non-interest expenses of 7.8%, impairment of 64.5% and provision for loan losses of 7.4%, mainly in the retail segment.

In addition to the effects mentioned above, financial margin with clients and financial margin with the market decreased 8.0% and 6.3%, respectively.

Recurring net income grew R$1,013 million from the same period of the previous year, mainly driven by a 31.1% decrease in our provision for loan losses.

Recurring Return on Average Equity and Average Assets

The annualized recurring return on average equity reached 22.0% in the first quarter of 2017. Stockholders’ equity totaled R$114.9 billion.

Annualized recurring return on average assets reached 1.7%, up 30 basis points from the same period of the previous year.

Operating Revenues

In the first quarter of 2017, operating revenues, which represent revenues from banking, and insurance, pension plan and premium bonds operations, totaled R$26,973 million, down 5.8% from the previous quarter and up 0.3% from the same period of the previous year. The main components of operating revenues and other items of income statement are presented below.

Managerial Financial Margin

The managerial financial margin for the first quarter of 2017 totaled R$17,122 million, a decrease of R$1,455 million from the previous quarter, mostly explained by the decrease of R$1,330 million in our financial margin with clients mainly due to the lower calendar days in the quarter when compared to previous quarter and due to the CDI rate reduction effect in our financial margin with liabilities. Financial margin with the market decreased R$125 million in the quarter.

Managerial financial margin decreased R$290 million from the same period of 2016. This decrease was mainly due to the R$421 million decrease in financial margin with clients.

Result from Loan Losses and Impairment

Result from loan losses, net of recovery of loans and impairment, decreased 17.9% from the previous quarter, totaling R$4,988 million in the quarter. This decrease was mainly due to a 7.4% (R$431 million) reduction in provision for loan losses, mainly in retail segment, and to the R$810 million reduction in impairment. Additionally, recovery of loans written off as losses decreased 15.4% (R$ 155 million) in the quarter.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

NPL Creation

*Excluding specific economic group effect, the total and Wholesale segment (Brazil) NPL Creation would have been R$5,162 million and R$713 million in the 3Q16, respectively.

In the first quarter of 2017, NPL Creation, which is the balance of loans that became overdue for more than 90 days in the quarter, amounted to R$4,928 million, a reduction of 7.1% from the previous period, mainly due to the decrease in the Retail segment NPL Creation, which decreased for the fifth consecutive quarter. In the Wholesale segment, NPL Creation was up 25.4% and in Latin America, down 33.4% from the fourth quarter of 2016.

Commissions and Fees

Commissions and fees decreased 1.7% in the first quarter of 2017 compared to the previous quarter, mainly driven by a reduction in credit card fees, related to seasonality that favors the fourth quarter.

These revenues increased R$514 million (7.0%) from the first quarter of 2016, mainly driven by higher revenues from current account services, asset management and credit operations and guarantees provided.

Result from Insurance, Pension Plan and Premium Bonds

* For further details, please refer to Insurance, Pension Plan and Premium Bonds Operations section.

In the first quarter of 2017, the result from insurance, pension plan and premium bonds from our core activities, which consist of mass-market products related to life, property, credit, pension and premium bonds reached R$1,501 million, with decrease of 0.6% from the previous quarter and an increase of 3.7% from the first quarter of 2016. The loss ratio from core activities reached 26.0% this quarter.

Non-Interest Expenses

In the first quarter of 2017, non-interest expenses totaled R$11,001 million, a 7.8% decrease from the fourth quarter of 2016. In this quarter, personnel expenses were 2.2% lower, mainly driven by lower expenses with profit sharing, and administrative expenses were 11.6% lower than in the previous quarter, mainly due to lower expenses on third-party services and on facilities, especially on rent, renovation and maintenance costs, which were negative highlights last quarter.

Non-interest expenses increased 0.8% from the first quarter of 2016.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio (*)

(*) Calculation criteria are detailed on Non-Interest Expenses section.

In the 12-month period, the efficiency ratio, according to the criteria that includes all expenses except for the result from loan losses and impairment, reached 45.9%, up 140 basis points from the same period of the previous year. In this period, expenses grew 4.0%, whereas revenues increased 0.8%.

In the first quarter of 2017, the efficiency ratio reached 44.1%, a decrease of 120 basis points compared to the previous quarter, mainly due to the decrease in our non-interest expenses in the quarter (7.8%).

In the 12-month period, the risk-adjusted efficiency ratio, which also includes the result from loan losses and impairment, reached 67.8%, an increase of 220 basis points from the same period of 2016. In the first quarter of 2017, it reached 64.1%.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Balance Sheet | Assets

In R$ millions, end of period	1Q17	4Q16	change	1Q16	change
Current and Long-term Assets	1,386,959	1,400,097	-0.9%	1,372,692	1.0%
Cash and Cash Equivalents	20,224	18,542	9.1%	26,910	-24.8%
Short-term Interbank Investments	274,435	286,038	-4.1%	237,828	15.4%
Securities and Derivative Financial Instruments	379,952	376,887	0.8%	357,230	6.4%
Interbank and Interbranch Accounts	88,247	86,564	1.9%	72,222	22.2%
Loan, Lease and Other Loan Operations	478,095	491,225	-2.7%	523,226	-8.6%
(Allowance for Loan Losses)	(35,770)	(35,986)	-0.6%	(37,528)	-4.7%
Other Assets	181,776	176,826	2.8%	192,805	-5.7%
Permanent Assets	26,311	26,987	-2.5%	25,652	2.6%
Total Assets	1,413,269	1,427,084	-1.0%	1,398,344	1.1%

Note: this quarter, due to the adoption of CMN Resolution 4,512/16 that determined that Provision for Financial Guarantees Provided should be recorded in a liability account (previously recorded as Allowance for Loan Losses), for comparative matters, the Balance Sheet was reclassified for prior periods.

At the end of the first quarter of 2017, assets totaled R$1.4 trillion, a 1.0% decrease (R$13.8 billion) compared to the previous quarter.

The main changes are presented below:

Compared to the same period of the previous year, our assets increased 1.1% (R$14.9 billion):

Balance Sheet | Liabilities and Equity

In R$ millions, end of period	1Q17	4Q16	change	1Q16	change
Current and Long-Term Liabilities	1,284,815	1,297,823	-1.0%	1,278,143	0.5%
Deposits	324,926	329,414	-1.4%	333,247	-2.5%
Deposits Received under Securities Repurchase Agreements	346,738	366,038	-5.3%	323,012	7.3%
Fund from Acceptances and Issue of Securities	96,360	93,711	2.8%	86,468	11.4%
Interbank and Interbranch Accounts	10,053	6,485	55.0%	9,823	2.3%
Borrowings and Onlendings	73,348	75,614	-3.0%	104,260	-29.6%
Derivative Financial Instruments	23,040	24,711	-6.8%	33,267	-30.7%
Technical Provisions for Insurance, Pension Plans and Premium	164,466	156,656	5.0%	137,677	19.5%
Other Liabilities	245,884	245,194	0.3%	250,390	-1.8%
Deferred Income	2,113	2,046	3.3%	1,847	14.4%
Minority Interest in Subsidiaries	11,444	11,625	-1.6%	11,707	-2.2%
Stockholders' Equity	114,897	115,590	-0.6%	106,647	7.7%
Total Liabilities and Equity	1,413,269	1,427,084	-1.0%	1,398,344	1.1%

Note: this quarter, due to the adoption of CMN Resolution 4,512/16 that determined that Provision for Financial Guarantees Provided should be recorded in a liability account (previously recorded as Allowance for Loan Losses), for comparative matters, the Balance Sheet was reclassified for prior periods.

The main changes in liabilities at the end of the first quarter of 2017, from the previous quarter, are presented in the chart below:

Compared to the same period of the previous year, the main changes are highlighted below:

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

Credit Portfolio with Endorsements, Sureties and Private Securities

At the end of the first quarter of 2017, total loan portfolio (including sureties, endorsements and private securities) reached R$586,998 million, reducing 1.9% from the previous quarter and 7.9% from the same period of the previous year. For individuals, there was a reduction in the credit card portfolio and there were increases of 0.5% in payroll loans and 0.6% in mortgage loans. For companies, the portfolio reduced 2.7% in the quarter.

In R$ millions, end of period	1Q17	4Q16	change	1Q16	change
Individuals	180,456	183,427	-1.6%	184,226	-2.0%
Credit Card Loans	56,215	59,023	-4.8%	54,867	2.5%
Personal Loans	26,277	26,276	0.0%	29,159	-9.9%
Payroll Loans (1)	44,850	44,638	0.5%	46,742	-4.0%
Vehicle Loans	14,779	15,373	-3.9%	18,105	-18.4%
Mortgage Loans	38,334	38,117	0.6%	35,353	8.4%
Companies	236,570	243,088	-2.7%	264,896	-10.7%
Corporate Loans	176,613	181,541	-2.7%	199,273	-11.4%
Very Small, Small and Middle Market Loans (2)	59,957	61,547	-2.6%	65,622	-8.6%
Latin America (3)	133,293	135,503	-1.6%	151,583	-12.1%
Total with Endorsements and Sureties	550,318	562,018	-2.1%	600,705	-8.4%
Corporate - Private Securities (4)	36,680	36,413	0.7%	36,768	-0.2%
Total with Endorsements, Sureties and Private Securities	586,998	598,431	-1.9%	637,472	-7.9%
Total with Endorsements, Sureties and Private Securities (5) (ex-foreign exchange rate variation)	586,998	595,735	-1.5%	615,933	-4.7%
Endorsements and Sureties	72,223	70,793	2.0%	77,479	-6.8%
Individuals	479	448	7.0%	514	-6.7%
Corporate	61,386	59,987	2.3%	65,095	-5.7%
Very Small, Small and Middle Market	2,518	2,562	-1.7%	3,210	-21.6%
Latin America (3)	7,839	7,796	0.5%	8,660	-9.5%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (4) Includes Debentures, CRI and Commercial Paper. (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For further details, please refer to page 18.

Latin America - Breakdown

In R$ millions, end of period	1Q17	4Q16	change	In R$ millions, end of period	1Q17%		4Q16	change
Individuals	43,078	43,492	-1.0%	Argentina	7,164	5.4%	7,052	1.6%
Credit Card Loans	4,463	4,548	-1.9%	Chile	85,573	64.2%	87,444	-2.1%
Personal Loans	18,449	18,742	-1.6%	Colombia	26,841	20.1%	26,946	-0.4%
Mortgage Loans	20,166	20,203	-0.2%	Paraguay	5,919	4.4%	5,911	0.1%
Companies	90,215	92,011	-2.0%	Panama	841	0.6%	906	-7.2%
Total with Endorsements and Sureties	133,293	135,503	-1.6%	Uruguay	6,956	5.2%	7,244	-4.0%
				Total with Endorsements and Sureties	133,293	100.0%	135,503	-1.6%

Credit Portfolio – Currency Breakdown

On March 31, 2017, R$176.5 billion of our total credit assets were denominated in or indexed to foreign currencies. This portion decreased 3.7% in the quarter compared to the previous quarter.

NPL Ratio (90 days overdue)

* Excluding specific economic group effect, the total and Brazil NPL ratio (90-day) would have been 3.6% and 4.4% in September 2016, respectively.

1 Includes units abroad ex-Latin America. 2 Excludes Brazil.

At the end of the first quarter of 2017, NPL ratio for operations more than 90 days overdue reached 3.4%, remaining stable when compared to the previous quarter and decreasing 10 basis points from the same period of 2016. In Brazil, the NPL ratio reached 4.2% in the quarter, also stable compared to the previous quarter. For Latin America, this ratio increased 10 basis points from the previous quarter.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis	Executive Summary

2017 Forecast

Below, we reiterate our forecasts for 2017, which considers the effects of impairment under “Result from Loan Losses and Impairment”:

Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation in 1Q16.

(1) Considers USD-BRL exchange rate at 3.50 in Dec-17; (2) Includes units abroad ex-Latin America; (3) Includes endorsements, sureties and private securities; (4) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses and Impairment; (5) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	13

Management Discussion & Analysis	Executive Summary

Managerial Income Statement

We present below the managerial income statement that will be adopted as from the second quarter of 2017 on, which includes the “Discounts Granted” in the item “Cost of Credit”, composed by the Result from Loan Losses, Impairment and Discounts Granted, previously classified in our Financial Margin with Clients:

In R$ millions	1Q17	4Q16	change		1Q16	change
Managerial Financial Margin	17,415	18,855	(1,440)	-7.6%	17,649	(234)	-1.3%
Financial Margin with Clients	15,547	16,862	(1,315)	-7.8%	15,912	(365)	-2.3%
Financial Margin with the Market	1,868	1,993	(125)	-6.3%	1,737	131	7.5%
Cost of Credit	(5,281)	(6,352)	1,071	-16.9%	(7,211)	1,929	-26.8%
Provision for Loan Losses	(5,392)	(5,823)	431	-7.4%	(7,824)	2,432	-31.1%
Impairment	(444)	(1,255)	810	-64.6%	-	(444)	-
Discounts Granted	(293)	(278)	(15)	5.4%	(237)	(56)	23.6%
Recovery of Loans Written Off as Losses	849	1,004	(155)	-15.4%	851	(2)	-0.2%
Net Result from Financial Operations	12,134	12,502	(369)	-2.9%	10,439	1,695	16.2%
Other Operating Income/(Expenses)	(3,164)	(4,136)	972	-23.5%	(3,543)	379	-10.7%
Commissions and Fees	7,844	7,980	(136)	-1.7%	7,331	514	7.0%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,597	1,596	1	0.1%	1,551	46	3.0%
Non-interest Expenses	(11,001)	(11,927)	926	-7.8%	(10,909)	(92)	0.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,604)	(1,786)	182	-10.2%	(1,515)	(89)	5.9%
Income before Tax and Minority Interests	8,970	8,366	604	7.2%	6,896	2,074	30.1%
Income Tax and Social Contribution	(2,767)	(2,711)	(56)	2.1%	(1,739)	(1,028)	59.1%
Minority Interests in Subsidiaries	(27)	162	(190)	-116.8%	6	(33)	-563.4%
Recurring Net Income	6,176	5,817	358	6.2%	5,162	1,013	19.6%

Efficiency Ratio	43.6%	44.8%	-120 bps		43.6%	0 bps

Risk-Adjusted Efficiency Ratio	64.5%	68.6%	-410 bps		72.4%	-800 bps

Itaú Unibanco Holding S.A.	14

Itaú

1st quarter of 2017

Management Discussion & Analysis

Income Statement Analysis

Itaú Unibanco Holding S.A.

Management Discussion & Analysis	Income Statement Analysis

Managerial Financial Margin

In the first quarter of 2017, our managerial financial margin totaled R$17,122 million, a 7.8% decrease compared to the previous quarter.

In this quarter, Discounts Granted are disclosed as a component of the financial margin with clients.

The historical information presented in this section does not include CorpBanca's information for the periods prior to the second quarter of 2016.

The main drivers of these variations are presented below:

In R$ millions	1Q17	4Q16	change
Financial Margin with Clients	15,254	16,583	(1,330)	-8.0%
With Clients (ex-discounts granted)	15,547	16,862	(1,315)	-7.8%
Spread-Sensitive Operations	13,486	14,374	(889)	-6.2%
Working Capital and Other	2,061	2,487	(426)	-17.1%
Discounts granted	(293)	(278)	(15)	5.4%
Financial Margin with the Market	1,868	1,993	(125)	-6.3%
Total	17,122	18,576	(1,455)	-7.8%

Managerial Financial Margin with Clients

The managerial financial margin with clients consists of revenues generated by the use of financial products by clients, including both account and non-account holders.

For clarity purposes, we classify these operations into three different groups: i) financial margin of spread-sensitive operations, ii) working capital and other and iii) discounts granted.

In the first quarter of 2017, financial margin with clients totaled R$15,254 million, an 8.0% decrease from the previous quarter. Financial margin with clients, excluding discounts granted, reached R$15,547 million, a 7.8% decrease from the previous quarter.

Spread-Sensitive Operations

In the first quarter of 2017, the financial margin of spread-sensitive operations, including results from credit assets, non-credit assets and liabilities, totaled R$13,486 million, a 6.2% decrease from the previous quarter, mainly driven by fewer calendar days in the period compared to the previous quarter and the impact of CDI reduction on our liabilities’ financial margin.

Annualized Rate of Spread-Sensitive Operations

In R$ millions	1Q17	4Q16	change
Average Balance	552,535	558,352	(5,816)	-1.0%
Financial Margin	13,486	14,374	(889)	-6.2%
Average Rate ( p.a. )	10.3%	10.6%		-30	bps

Working Capital and Other

In the first quarter of 2017, financial margin of working capital and other totaled R$2,061 million, a 17.1% decrease from the fourth quarter of 2016. This reduction was mainly due to the effects of lower average balance and a lower average CDI rate in the period.

Annualized Rate of Working Capital and Other

In R$ millions	1Q17	4Q16	change
Average Balance	83,421	86,875	(3,455)	-4.0%
Financial Margin	2,061	2,487	(426)	-17.1%
Average Rate ( p.a. )	10.4%	11.9%		-150	bps
CDI - Annualized Quarterly Rate	12.7%	13.8%		- 120	bps

Discounts Granted

Discounts granted, resulting from credit negotiations with negative impact on the outstanding accounting balance, totaled R$293 million in the first quarter of 2017, a 5.4% increase from the previous quarter, mainly in the wholesale segment.

Managerial Financial Margin with the Market

The financial margin with the market consists basically of treasury transactions that include Asset and Liability Management (ALM) and proprietary trading operations.

In this quarter, the financial margin with the market totaled R$1,868 million, mainly driven by the management of proprietary and structural positions in Brazil and abroad.

Financial Margin with the Market

Itaú Unibanco Holding S.A.	16

Management Discussion & Analysis	Income Statement Analysis

Annualized average rate of financial margin with clients

In the first quarter of 2017, as a result of the previously mentioned changes, the annualized rate of managerial financial margin with clients, excluding discounts granted, reached 10.3%.

In this quarter, the annualized average rate of the risk-adjusted financial margin with clients reached 6.7%.

From this quarter on, for calculating the average rates, discounts granted started to be part of cost of credit, composed by the result from loan losses, impairment and discounts granted and, because of that, are part of the average rates of risk-adjusted financial margin with clients.

	1Q17			4Q16
	Average	Financial	Average Rate	Average	Financial	Average Rate
In R$ millions, end of period	Balance	Margin	(p.a.)	Balance	Margin	(p.a.)
Spread-Sensitive Operations	552,535	13,486	10.3%	558,352	14,374	10.6%
Working Capital and Other	83,421	2,061	10.4%	86,875	2,487	11.9%
Financial Margin with Clients (ex- discounts granted)	635,956	15,547	10.3%	645,227	16,862	10.8%
Cost of Credit		(5,281)			(6,352)
Provision for Loan Losses		(5,392)			(5,823)
Impairment		(444)			(1,255)
Discounts Granted		(293)			(278)
Recovery of Loans Written Off as Losses		849			1,004
Financial Margin with Clients after Provisions for Credit Risk	635,956	10,266	6.7%	645,227	10,509	6.6%

The financial margin average rates with clients are presented below.

Financial Margin with Clients before and after Provisions for Credit Risk

Change in the Financial Margin with Clients Breakdown

(ex-Discounts granted)

For a better understanding of the changes in our financial margin with clients excluding discounts granted, we segregated the effects from changes: (i) in the balance of spread-sensitive operations, (ii) in calendar days, (iii) in the mix of products, clients and spread, (iv) in working capital and other effects and (v) in Latin America margin.

In the first quarter of 2017, the 7.8% decrease in the financial margin with clients excluding discounts granted was mainly driven by the negative impact of fewer calendar days in the quarter and lower margins due to the mix of products, clients and spread, working capital and other, and Latin America financial margin with clients.

Change in Financial Margin with Clients, excluding discounts granted

(1) Balances do not include the effects of foreign exchange rate variations. (2) Latin America Managerial Financial Margin with Clients variance does not consider calendar days impact. This impact was considered in its specific column.

Itaú Unibanco Holding S.A.	17

Management Discussion & Analysis	Income Statement Analysis

Credit Portfolio

Credit Portfolio by Product

In the table below, the loan portfolio is split into three groups: individuals, companies, and Latin America. For a better understanding of these portfolios performance, the main product groups of each segment are presented below:

In R$ millions, end of period	1Q17	4Q16	change	1Q16	change
Individuals - Brazil (1)	180,154	183,193	-1.7%	183,962	-2.1%
Credit Card	56,215	59,023	-4.8%	54,867	2.5%
Personal Loans	25,798	25,829	-0.1%	28,645	-9.9%
Payroll Loans (2)	44,850	44,638	0.5%	46,742	-4.0%
Vehicles	14,779	15,373	-3.9%	18,105	-18.4%
Mortgage Loans	38,334	38,117	0.6%	35,353	8.4%
Rural Loans	178	213	-16.8%	250	-28.9%
Companies - Brazil (1)	172,488	180,325	-4.3%	196,340	-12.1%
Working Capital (3)	88,476	93,305	-5.2%	96,087	-7.9%
BNDES/Onlending	30,352	32,696	-7.2%	43,293	-29.9%
Export / Import Financing	30,949	30,495	1.5%	33,241	-6.9%
Vehicles	2,498	2,928	-14.7%	3,945	-36.7%
Mortgage Loans	10,154	10,471	-3.0%	10,980	-7.5%
Rural Loans	10,058	10,429	-3.6%	8,796	14.3%
Latin America (4)	125,454	127,707	-1.8%	142,923	-12.2%
Total without Endorsements and Sureties	478,095	491,225	-2.7%	523,226	-8.6%
Endorsements and Sureties	72,223	70,793	2.0%	77,479	-6.8%
Total with Endorsements and Sureties	550,318	562,018	-2.1%	600,705	-8.4%
Corporate Private Securities (5)	36,680	36,413	0.7%	36,768	-0.2%
Total Risk	586,998	598,431	-1.9%	637,472	-7.9%

(1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (5) Includes Debentures, CRI and Commercial Paper.

At the end of the first quarter of 2017, total loan portfolio (including sureties, endorsements and private securities) reached R$586,998 million, reducing 1.9% from the previous quarter and 7.9% from the same period of the previous year. Excluding the effect of foreign exchange variation, total loan portfolio, without endorsements and sureties and corporate private securities, would have decreased 2.2% from the previous quarter and 5.0% in the 12-month period.

Individuals loan portfolio reached R$180,154 million at the end of the first quarter of 2017, down 1.7% from the previous quarter. In line with our strategy of focusing on portfolios with better guarantees, the positive highlights in the quarter were the increases of 0.6% in mortgage loans and of 0.5% in payroll loans. On the other hand, there were decreases in the credit card portfolio of 4.8%, driven by the year end seasonal effects that favored the portfolio growth in the previous quarter, and of 3.9% in the vehicles portfolio, mainly due to lower demand.

Companies loan portfolio reached R$172,488 million at the end of the first quarter of 2017, a 4.3% decrease from the previous quarter. The reduction in this portfolio was mainly due to the decreases of 5.2% in working capital portfolio, of 7.2% in BNDES/Onlending portfolio and of 14.7% in vehicles portfolio, which more than offset the increase of 1.5% in the export/import financing portfolio.

Latin America portfolio reached R$125,454 million, with decreases of 1.8% from the previous quarter and of 12.2% in the 12-month period. Excluding the effect of the foreign exchange variation, the Latin America portfolio without endorsements and sureties would have decreased 0.8% from the previous quarter and 3.0% in the 12-month period.

Credit Portfolio by Business Sector (including endorsements and sureties)

The companies portfolio breakdown by business sector, including Latin America, is listed below:

In R$ millions, end of period	1Q17	4Q16	change
Public Sector	4,451	4,517	(66)	-1.5%
Private Sector | Companies	318,315	326,524	(8,209)	-2.5%
Real Estate	23,542	24,370	(828)	-3.4%
Vehicles and auto parts	18,986	18,909	77	0.4%
Food and beverage	17,666	19,281	(1,614)	-8.4%
Agribusiness and fertilizers	16,116	16,799	(683)	-4.1%
Energy and water treatment	15,564	14,170	1,394	9.8%
Transportation	13,238	13,730	(492)	-3.6%
Banks and other financial institutions	12,107	11,904	203	1.7%
Petrochemical and chemical	10,693	10,689	4	0.0%
Infrastructure work	10,271	10,266	4	0.0%
Steel and metallurgy	9,545	9,718	(173)	-1.8%
Sugar and Alcohol	9,474	9,514	(40)	-0.4%
Telecommunications	8,849	8,780	69	0.8%
Mining	8,591	8,133	458	5.6%
Pharmaceutical and cosmetics	6,999	6,515	484	7.4%
Capital Assets	6,958	7,139	(181)	-2.5%
Construction Material	6,570	6,789	(218)	-3.2%
Oil and gas	6,346	6,673	(326)	-4.9%
Electronic and IT	6,002	6,177	(175)	-2.8%
Clothing and footwear	4,905	4,972	(67)	-1.3%
Services - Other	37,430	39,396	(1,966)	-5.0%
Commerce - Other	17,008	18,285	(1,277)	-7.0%
Industry - Other	7,492	7,515	(23)	-0.3%
Other	43,963	46,801	(2,838)	-6.1%
Total	322,766	331,041	(8,275)	-2.5%

Itaú Unibanco Holding S.A.	18

Management Discussion & Analysis	Income Statement Analysis

Credit Concentration

Our loan, lease and other credit operations, including endorsements and sureties, are spread over our loan portfolio in a way that, at the end of the first quarter of 2017, only 18.9% of the credit risk was concentrated on the 100 largest debtors. The credit concentration of the 100 largest debtors (group consolidated) is as follows:

		% of total	% of total
In R$ millions, end of period	Risk [1]	credits	Assets
Largest Debtor	4,858	0.9	0.3
10 Largest Debtors	30,282	5.5	2.1
20 Largest Debtors	46,444	8.4	3.3
50 Largest Debtors	77,210	14.0	5.5
100 Largest Debtors	103,859	18.9	7.3

1 includes endorsements and sureties

Renegotiated Loan Operations

We segregate renegotiated loans, taking into account all types of renegotiation, either non overdue, overdue, or coming from the recovery of loans written off as losses, by overdue period measured at the moment of renegotiation, as shown below:

1 Includes units abroad ex-Latin America

Note: Periods prior to Jun-16 do not consider CorpBanca’s information.

The NPL ratio of total renegotiated loans overdue for over 90 days reached 19.7% at the end of the first quarter of 2017. We present below this ratio evolution:

Note: Periods prior to Jun-16 do not consider CorpBanca’s information.

On March 31, 2017, total renegotiated loans reached R$24,705 million, a R$363 million increase from the previous quarter. In Brazil, the balance of renegotiated loans reached R$23,070 million, up R$216 million in the quarter.

In R$ millions, end of period	Portfolio	LLP	%
Total Renegotiated Loans Operations	24,705	(9,900)	40.1%
Loan Operations Renegotiated when up to 90 days overdue*	14,340	(3,642)	25.4%
Loan Operations Renegotiated when over 90 days overdue *	10,365	(6,258)	60.4%

* Measured at the moment of renegotiation.

Further information on Note 8-d to our financial statements.

Loan operations renegotiated when 90 days overdue amounted to R$10,365 million. The coverage of this portfolio reached 60.4% in the first quarter of 2017.

Loan Portfolio by Origination Period

The chart below shows the evolution of our loan portfolio, excluding endorsements and sureties, by origination period (vintages).

Note: Periods prior to Jun-16 do not consider CorpBanca’s information.

Sale and Transfer of Financial Assets

In the first quarter of 2017, we recorded sales of assets that had already been written off as losses, with no risk retention, to non-related companies in the amount of R$308 million, with impact of approximately R$13 million on net income, but with no impact on nonperforming loans ratios.

In addition, we sold an active overdue operation, with no risk retention, to non-related companies in the amount of R$67 million. This operation had a negative impact of R$47 million on the financial margin with clients and a positive impact of R$47 million on the provision for loan losses, with no significant impact on net income and on non-performing loans ratios.

Itaú Unibanco Holding S.A.	19

Management Discussion & Analysis	Income Statement Analysis

Loan Portfolio Mix Evolution in Brazil (excluding endorsements and sureties)

Our loan portfolio mix presented below highlights its major components and their share in past quarters.

Loan Portfolio Mix - Companies

In the first quarter of 2017, the proportion of credits to very small, small and middle-market companies compared to that of large companies increased in our loan portfolio.

Loan Portfolio Mix – Individuals

The evolution of our loan portfolio mix for individuals in past periods shows the growth of payroll and mortgage loans portfolios, which currently represent the second and third largest balances in our individuals portfolio. The decrease in the share of vehicle financing is a result of the nominal balance reduction of this portfolio.

We present below additional information about Payroll Loans, Mortgage Loans and Vehicle Financing.

Payroll Loans

We operate in the payroll loans market through two different distribution channels: directly through our distribution network (branches, CSBs and electronic channels) and through Banco Itaú Consignado, a financial institution aimed at offering, distributing and selling payroll loans. Banco Itaú Consignado has an association for distribution of payroll loans, based on a commercial agreement, on an exclusive basis, through distribution channels linked to Banco BMG and its affiliates.

Evolution of the Payroll Loan Portfolio and NPL

At the end of March 2017, total payroll loans reached R$44,850 million, a 4.0% decrease in twelve months. The highlight was the 2.7% annual increase in the retirees and INSS pensioners loan portfolio.

Branch network originated payroll loans totaled R$17,043 million on March 31, 2017, a 3.0% increase in 12 months, whereas other channels originated payroll loans reached R$27,807 million, a 7.9% decrease from the same period of the previous year.

Evolution of Payroll Loan Portfolio

Evolution of the Share of Payroll Loans in Personal Loans

The increase in the payroll loans balance allowed for a higher share in personal loans, which increased to 63% this quarter from 37% in March 2013, a 2,630-basis-point increase in 48 months.

Itaú Unibanco Holding S.A.	20

Management Discussion & Analysis	Income Statement Analysis

Mortgage Loans

Our mortgage portfolio reached R$48,488 million at the end of March 2017. Our portfolio decreased 0.2% in the quarter, but recorded a 4.7% increase in the past twelve months. The individuals portfolio, totaling R$38,334 million at the end of this quarter, increased 0.6% from the previous quarter and 8.4% in 12 months. At the end of March 2017, the companies portfolio totaled R$10,154 million, with decreases of 3.0% from the previous quarter and of 7.5% in the past 12 months.

Evolution of the Mortgage Portfolio

In the first quarter of 2017, the volume of new mortgage loan financing contracts for individuals was R$1,696 million.

Origination Volume

In R$ millions	1Q17	4Q16	change	1Q16	change
Individuals	1,696	1,983	-14.5%	1,881	-9.9%
Companies	212	665	-68.1%	154	37.6%
Total	1,908	2,648	-28.0%	2,035	-6.3%

Source: ABECIP.

At the end of the first quarter of 2017, our individual mortgage loan portfolio collaterals, under the legal framework of fiduciary lien (alienação fiduciária), accounted for 99.7% of the portfolio. Since 2007, we have been using this framework for 100% of our contracts.

Our new financing contracts use the Equal Amortization System, through which decreasing installments lead to faster balance amortization, reducing the loan-to-value ratio (ratio of the amount of the financing to the value of the real estate property) at a faster pace than other amortization systems.

The portfolio loan-to-value (LTV) reached 41.6% at the end of March 2017, a decrease of 20 basis points compared to December 2016.

The average quarterly LTV of the originated vintages reached 55.0% in this period, with an increase of 40 basis points from the previous quarter and of 20 basis points from the first quarter of 2016.

Loan–to-value | Vintage and Portfolio

Vehicle Financing

Our portfolio of vehicle financing to individuals amounted to R$14,779 million, and to companies, R$2,498 million, totaling R$17,276 million on March 31, 2017.

This quarter, the average amount of vehicle financing to individuals originated by the branch network, dealerships and car retailers was R$27.8 thousand, with an average term of 40 months and average down payment of 41%. Both the average down payment and the financing term remained relatively stable in the past quarters. New loans granted to individuals through our branches, dealerships and car retailers totaled R$1,962 million, whereas new loans granted to companies totaled R$365 million in the first quarter of 2017, with growth of 8.6% and 3.3%, respectively, compared to the first quarter of the previous year.

Average Term and Down Payment - Individuals

The loan-to-value of our vehicle portfolio reached 67.7% at the end of March 2017, continuing the downward trend of the past few quarters.

Loan–to-value | Portfolio (*)

(*) Loans originated by dealerships and car retailers to individuals and companies.

Itaú Unibanco Holding S.A.	21

Management Discussion & Analysis	Income Statement Analysis

Result from Loan Losses and Impairment

In R$ millions	1Q17	4Q16	change		1Q16	change
Provision for Loan Losses	(5,392)	(5,823)	431	-7.4%	(7,824)	2,432	-31.1%
Recovery of Loans Written Off as Losses	849	1,004	(155)	-15.4%	851	(2)	-0.2%
Result from Loan Losses	(4,543)	(4,819)	276	-5.7%	(6,973)	2,430	-34.8%
Impairment	(444)	(1,255)	810	-64.6%	-	(444)	-
Result from Loan Losses and Impairment	(4,988)	(6,074)	1,086	-17.9%	(6,973)	1,985	-28.5%

In the first quarter of 2017, result from loan losses (provision for loan losses, net of recovery of loans written off as losses) totaled R$4,543 million, a 5.7% decrease from the previous quarter.

Provision for loan losses decreased 7.4% from the previous quarter, mainly due to lower expenses in the retail segment in Brazil. Recovery of loans written off as losses decreased 15.4% from the same period, mainly driven by a decrease in the retail segment.

Result from loan losses was down 34.8% from the first quarter of 2016, mainly due to the 10.4% decrease in loans overdue more than 90 days in the period. Additionally, income from recovery of loans written off as losses decreased 0.2% from the same period of the previous year.

In the first quarter of 2017, impairment of securities which considers adjustments required to reflect the recoverable value of securities, was R$444 million. Therefore, result from loan losses and impairment totaled R$4,988 million in the period, a 17.9% reduction from the previous quarter.

Result from Loan Losses and Impairment

Provision for Loan Losses by Segment

Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the business segments section, Latin America is part of the Wholesale business.

In the first quarter of 2017, the provision for loan losses for the retail segment totaled R$3,550 million, with decreases of 11.2% from the previous quarter and of 17.9% from the first quarter of 2016, in line with the downward trend in delinquency rates observed in the segment. Provision for loan losses for the wholesale segment totaled R$1,410 million, an increase of R$340 million, or 31.8%, in the quarter, mainly due to higher provisions of specific economic groups recognized on anticipatory basis. In Latin America, this provision totaled R$432 million, a decrease of 42.9% from the previous quarter.

Result from Loan Losses and Loan Portfolio

(*) Loan portfolio average balance of the two previous quarters.

Allowance for Loan Losses and Provision for Financial Guarantees Provided

The ratio between the total allowance to loan portfolio reached 7.9% at the end of March 2017 from 7.6% at the end of December 2016, up 30 basis points in the quarter.

In the first quarter of 2017, there was an initial adoption of CMN Resolution No. 4,512 / 16, which establishes that the provision for financial guarantees provided should be recorded as a liability. In December 2016, the balance of complementary allowance included the amount of R$1,445 million for financial guarantees provided. As a result of this initial adoption, we had an additional impact of R$402 million that, net of taxes, was recorded in stockholders’ equity, in addition to the constitution of R$23 million in the period. In March 2017, the provision for financial guarantees provided totaled R$1,870 million, which combined with the complementary allowance, totaled R$10,841 million.

	1Q17
In R$ millions, end of period	Consolidated	Brazil[1]
Total Allowance (A)*	37,640	33,853
Loan Portfolio (B)	478,095	352,642
A/B	7.9%	9.6%

Note: Loan portfolio without endorsements and sureties.

(*) Total allowance includes the allowance for loan losses and provision for financial guarantees provided, which in March 2017 totaled R$1,870 million and is registered as a liability in accordance with CMN Resolution No. 4,512/16.

1 Includes units abroad ex-Latin America. 2 Excludes Brazil.

Itaú Unibanco Holding S.A.	22

Management Discussion & Analysis	Income Statement Analysis

We present below the total allowance(*) allocation by type of risk:

Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the minimum provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the amount for loans 100% provisioned and for loans that do not require 100% of provision.

Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum required by the Brazilian Central Bank, and allowances for renegotiated loans. Regarding renegotiated loans, we segregate allowances over the minimum required by the Brazilian Central Bank for overdue operations and allowances for non-overdue operations.

Potential Risk: Allowances for expected losses related to Retail Segment operations and allowances for potential losses related to Wholesale segment operations, which includes provision for financial guarantees provided.

Loan Portfolio by Risk Level

Our credit risk management is aimed at maintaining the quality of the loan portfolio at levels appropriate for each market segment in which we operate.

At the end of March 2017, portfolios rated “AA” and “A” accounted for 76.6% of the total loan portfolio and 79.4% of the total loan portfolio in Brazil1.

Total loans rated from “D” to “H” accounted for 9.8% of total loans and for 11.6% of total loans in Brazil1.

Loan Portfolio Evolution by Risk Level

1 Includes units abroad ex-Latin America.

Note: Loan portfolio without endorsements and sureties. Total allowance includes the allowance for loan losses and provision for financial guarantees provided, which in March 2017 totaled R$1,870 million and is registered as a liability in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A.	23

Management Discussion & Analysis	Income Statement Analysis

Delinquency Ratios

Nonperforming Loans

Note: The total balance of loans more than 60 days overdue including CorpBanca is available as from June 2016.

The loan portfolio more than 90 days overdue decreased 3.1% from December 2016. Considering only Brazil operations1, this portfolio decreased 4.2% from December 2016, and this reduction was noted in individuals and very small, small and middle-market companies segments. Compared to March 2016, the loan portfolio more than 90 days overdue was down 10.4%, which was noted in all business segments in Brazil.

NPL Ratio (%) | over 90 days

*Excluding specific economic group effect, the total and Brazil1 NPL ratios (90-day) would have been 3.6% and 4.4% in September 2016, respectively.

The NPL ratio of loans more than 90 days overdue (90-day NPL) reached 3.4% in the end of March 2017 and remained stable from the previous quarter, whereas it decreased 10 basis points from the same period of 2016.

In Brazil1, this ratio reached 4.2% in March 2017, remaining stable compared to the previous quarter and decreasing 20 basis points from March 2016, mainly driven by lower delinquency rates in the individuals segment.

For Latin America operations2, the ratio was 1.3%, a 10-basis-point increase from December 2016, mainly due to the increase in both individuals and companies segments in Chile.

NPL Ratio - Brazil1 (%) | over 90 days

*Excluding specific economic group effect, the NPL ratio (90-day) for corporate segment would have been 1.4% in September 2016.

1 Includes units abroad ex-Latin America.2 Excludes Brazil.

In March 2017, the NPL ratio over 90 days for individuals in Brazil was 5.3%, a decrease of 30 basis points from the previous quarter, mainly driven by lower delinquency rates in the credit card, personal loans, payroll loans and vehicle portfolios. For very small, small and middle-market companies, the ratio was 20 basis points lower from December 2016, recording a decrease from the second consecutive quarter. The 30 basis-point increase in large companies in the quarter is mainly due to the increase in loans more than 90 days overdue in some economic groups of different sectors.

NPL Ratio (%) | 15 to 90 days

* Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 does not include CorpBanca.

In March 2017, the short-term delinquency ratio calculated based on the balance of operations 15 to 90 days overdue (15 to 90-day NPL) was 3.2%, an increase of 70 basis points in the quarter.

In Brazil1, this ratio reached 3.3% in March 2017, a 70-basis-point increase from December 2016, especially due to the higher delinquency rate in large companies.

For Latin America operations2, it was 2.7% in March 2017, a 40-basis -point increase, mainly due to the increase in both individuals and companies segments in Chile and Colombia.

NPL Ratio - Brazil1 (%) | 15 to 90 days

In March 2017, the NPL ratio 15 to 90 days for individuals in Brazil was 4.0%, an increase of 40 basis points from the previous quarter, and the highlight was the growth in personal loans and credit card portfolios. This increase is similar to the ones occurred in previous years, mainly due to typical period seasonality. There were increases of 20 basis points in very small, small and middle-market companies and of 130 basis points in large companies from December 2016. For large companies, the delinquency rate increase in the period was observed mainly in some economic groups of the infrastructure sector.

Itaú Unibanco Holding S.A.	24

Management Discussion & Analysis	Income Statement Analysis

Coverage Ratio | 90 days

*Excluding specific economic group effect, the total and Wholesale segment (Brazil) 90-day coverage ratios would have been 214% and 502% in September 2016, respectively.

Note: Coverage ratio is calculated by dividing the total allowance balance by the balance of operations more than 90 days overdue. Total allowance includes the allowance for loan losses and provision for financial guarantees provided, which in March 2017 totaled R$1,870 million and is registered as a liability in accordance with CMN Resolution No. 4,512/16.

At the end of March 2017, the 90-day coverage ratio was 231%, an increase of 900 basis points from the previous quarter. This ratio for the Retail segment increased 300 basis points in the quarter and reached 165%. Coverage ratio reached 553% for the Wholesale segment and, in spite of the decrease in the quarter, it still represents a high level of coverage when compared with previous periods.

Compared to March 2016, the 90-day coverage ratio increased 2,100 basis points, mainly due to a reduction in the loan portfolio overdue for over 90 days in the Retail and Wholesale segments in Brazil.

Loan Portfolio Write-Off

(*) Loan portfolio average balance for the previous two quarters.

In the first quarter of 2017, loan portfolio write-offs totaled R$5,458 million, a decrease of 28.0% from the previous quarter. This decrease in the quarter was mainly due to one economic group of the corporate segment, whose loan portfolio was written off as a loss in the fourth quarter of 2016. The ratio of written-off operations to the average balance of the loan portfolio was 1.1%, a decrease of 40 basis points from the fourth quarter of 2016, and in line with past quarters levels.

Recovery of Loans Written off as Losses

In the quarter, income from recovery of loans written off as losses decreased R$155 million, or 15.4%, from the previous quarter, especially due to the decrease of 19.2% in the retail segment. Compared to first quarter of 2016, income from recovery of loans written off as losses remained practically stable.

In the first quarter of 2017, we sold portfolios, without risk retention, that had already been written off as losses. Credits totaling R$308 million were assigned with positive impact on revenues from recovery of loans, in the amount of R$24 million, and on net income, in the amount of R$13 million, in the first quarter of 2017.

NPL Creation

*Excluding specific economic group effect, Total and Wholesale segment (Brazil) NPL Creation would have been R$5,162 million and R$713 million in the 3Q16, respectively.

In the first quarter of 2017, the NPL Creation, which is the balance of loans that became overdue for more than 90 days in the quarter, amounted to R$4,928 million, a decrease of 7.1% from the previous period, mainly due to the decrease in the Retail segment NPL Creation, which decreased for the fifth consecutive quarter. NPL Creation for the Wholesale segment was up 25.4% and in Latin America, down 33.4% from the fourth quarter of 2016.

NPL Creation Coverage

*Excluding specific economic group effect, the total and Wholesale segment (Brazil) NPL Creation Coverage would have been 120% and 256% in 3Q16, respectively.

Note: NPL Creation coverage ratio is calculated from the division of provision for loan losses by NPL Creation in the quarter.

In the first quarter of 2017, total NPL Creation coverage reached 109%. Therefore, the provision for loan losses in the quarter was higher than NPL Creation.

In the first quarter of 2017, provision for loan losses for the Wholesale segment reached 148% of the NPL Creation, and reflects the anticipatory provision recognition in the segment. In the Retail segment, provision for loan losses reached 102% of the NPL Creation of the segment, a level similar to historical average.

Itaú Unibanco Holding S.A.	25

Management Discussion & Analysis	Income Statement Analysis

Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	1Q17	4Q16	change		1Q16	change
Asset Management	853	807	46	5.7%	684	169	24.8%
Current Account Services	1,651	1,665	(15)	-0.9%	1,545	106	6.8%
Credit Operations and Guarantees Provided	838	869	(31)	-3.5%	758	80	10.6%
Collection Services	418	421	(3)	-0.7%	364	53	14.6%
Credit Cards	2,947	3,125	(177)	-5.7%	2,907	40	1.4%
Other	526	564	(38)	-6.7%	484	42	8.7%
Latin America (ex-Brazil)	611	530	81	15.3%	588	24	4.0%
Commissions and Fees	7,844	7,980	(136)	-1.7%	7,331	514	7.0%
Result from Insurance, Pension Plan and Premium Bonds	1,597	1,596	1	0.1%	1,551	46	3.0%
Total	9,441	9,576	(135)	-1.4%	8,882	560	6.3%
(-) Result from Other Insurance Activities(*)	97	88	9	10.4%	105	(8)	-7.8%
Total excluding Other Insurance Activities(*)	9,345	9,489	(144)	-1.5%	8,777	568	6.5%

(*) Other insurance activities include extended warranty, health insurance, our stake in IRB and other products.

In the first quarter of 2017, commission and fees amounted to R$7,844 million, a 1.7% decrease from the previous quarter. These revenues increased 7.0% from the first quarter of 2016, mainly driven by higher revenues from asset management, current account services and credit operations and guarantees provided.

In the first quarter of 2017, these revenues, combined with the result from insurance, pension plan and premium bonds, totaled R$9,441 million, with a decrease of 1.4% from the previous quarter and an increase of 6.3% from the same period of the previous year.

Asset Management

Asset management revenues totaled R$853 million in the first quarter of 2017, increases of 5.7% and 24.8% from the previous quarter and from the first quarter of 2016, respectively, mainly driven by the increase in fund management fees.

Fund Management

Fund management fees amounted to R$697 million in the first quarter of 2017, with increases of 8.4% from the fourth quarter of 2016 and of 35.7% from the same period of the previous year, mainly driven by a higher volume of fixed income and multimarket funds.

In March 2017, assets under administration1 totaled R$951 billion, with increases of 6.8% from the previous quarter and of 19.7% from the same period of the previous year.

According to the ANBIMA ranking, in March 2017 we were third in the fund management and managed portfolio* ranking, with a 21.8% market share.

* Includes Itaú Unibanco and Intrag.

1 Does not include Latin America ex-Brazil.

Consortia Administration Fees

Consortia management fees totaled R$157 million in the first quarter of 2017, a 4.8% decrease from the fourth quarter of 2016. These fees decreased 8.1% compared to the same period of the previous year.

In March 2017, we reached approximately 390 thousand active contracts, a 1.4% reduction from the fourth quarter of 2016. The balance of installments receivable reached R$10.8 billion at the end of the period, a 0.7% increase from December 2016 and a 4.5% decrease from March 2016.

Itaú Unibanco Holding S.A.	26

Management Discussion & Analysis	Income Statement Analysis

Current Account Services

In the first quarter of 2017, revenues from current account services totaled R$1,651 million, a 0.9% decrease from the fourth quarter of 2016.

These revenues recorded a 6.8% increase from the same period of the previous year. This increase in revenues from current account services is mainly due to the offering of differentiated products and services aimed at adding more value to our clients.

Loan Operations and Guarantees Provided

In the first quarter of 2017, revenues from loan operations and guarantees provided totaled R$838 million, a 3.5% decrease from the fourth quarter of 2016, mainly due to typical seasonal effects of the period. These revenues increased 10.6% from the same period of the year, mainly due to the increase in the average spreads of guarantees provided.

In the first quarter of 2017, the annualized ratio of revenues from loan operations to loan portfolio, without endorsements and sureties, reached 0.5% p.a.

The annualized ratio of revenues from guarantees provided to the endorsements and sureties portfolio reached 2.3% p.a.

1 Includes units abroad ex-Latin America.

(*) Loan portfolio and endorsements and sureties average balances for the previous two quarters.

Collection Services

Revenues from collection services amounted to R$418 million in the first quarter of 2017, a 0.7% decrease from the fourth quarter of 2016. These revenues increased 14.6% from the same period of the previous year, mainly due to higher financial volume and amount of collection invoices.

Credit Cards

Credit card revenues amounted to R$2,947 million in the first quarter of 2017, a 5.7% decrease from the previous quarter, mainly driven by the seasonality that favors the fourth quarter, marked by higher revenues from interchange and MDR (Merchant Discount Rate) as a result of year-end sales.

These revenues recorded a 1.4% increase from the same period of the previous year, mainly driven by higher interchange fees, as a result of increase in transactions volume.

Credit card revenues from the card issuance activity corresponds to 51.4% of total revenues.

Transaction Volume and Card Accounts | Credit and Debit Cards

Through proprietary and partnership operations, we offer a wide range of credit and debit cards to approximately 54.5 million current account holders and non-account holders (in number of accounts). In the first quarter of 2017, the volume of transactions totaled R$88.9 billion, an 8.4% increase from the same period of 2016.

We are the leading player in the Brazilian credit card market, through Itaucard, Hipercard, Hiper, Credicard, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation operating in the Brazilian market, totaling 28.9 million client accounts, including account and non-account holders.

In the first quarter of 2017, the credit card transaction volume amounted to R$65.1 billion, a 7.9% increase from the same period of the previous year.

In the debit card segment, which includes only current account holders, we have 25.6 million accounts. Debit card transaction volume was R$23.8 billion in the first quarter of 2017, a 9.8% increase from the same period of the previous year.

Itaú Unibanco Holding S.A.	27

Management Discussion & Analysis	Income Statement Analysis

Transaction Volume and Card Accounts | Credit and Debit Cards

Acquiring Services

Our merchant acquiring business comprises the process of capturing transactions through the affiliation, management and relationship with merchants through the company REDE.

In the first quarter of 2017, the transaction volume totaled R$93.8 billion, an 11.3% decrease from the previous quarter, mainly driven by a seasonality that favors the fourth quarter of every year. The transaction volume increased 1.0% from the same period of the previous year, mainly due to the increase in credit card transactions volume.

Transaction Volume | Credit and Debit Cards

In the first quarter of 2017, the volume of credit card transactions totaled R$60.9 billion, down 10.7% from the fourth quarter of 2016 and up 1.6% from the same period of the previous year. This amount accounts for 65.0% of the total transactions volume generated by acquiring services.

In addition to the transaction volume mentioned above, we captured and processed over R$1.5 billion in transactions from our retail partners and joint ventures in the first quarter of 2017.

The volume of debit card transactions was R$32.9 billion, accounting for 35.0% of total transactions volume in the first quarter of 2017, with decreases of 12.5% from the fourth quarter of 2016 and of 0.2% from the same period of the previous year.

Equipment Base

At the end of the first quarter of 2017, our base of active installed equipment reached 1,398 thousand units, with decreases of 5.0% from the previous quarter and of 20.4% from the first quarter of 2016.

Other

In R$ millions	1Q17	4Q16	change
Foreign Exchange Services	27	25	2
Brokerage and Securities Placement	132	146	(14)
Custody Services and Portfolio Management	83	79	4
Economic and Financial Advisory Services	134	180	(46)
Other Services	149	133	16
Total	526	564	(38)

When compared to the previous quarter, there were decreases in revenues from brokerage and placement of securities and in revenues from economic and financial advisory services, mainly due to lower investment banking revenues.

Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds

In the first quarter of 2017, the ratio of total commissions and fees and the result1 from insurance, pension plan and premium bonds divided by operating revenues2 was 35.5%.

In this quarter, the operational coverage ratio, which represents the extent to which non-interest expenses were covered by commissions and fees added to the result1 from insurance, pension plan and premium bonds, was 85.8%, an increase of 550 basis points compared to the previous quarter, mainly driven by lower non-interest expenses.

1 Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. 2 Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.	28

Management Discussion & Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Itaú Insurance, Pension Plan and Premium Bonds

The Pro Forma financial statements below were prepared based on Itaú Unibanco’s managerial information and are intended to explain the performance of the insurance-related business.

The disclosure of the results from Itaú Insurance, Pension Plan and Premium Bonds is broken down into Core Activities and Other Activities.

The capital allocation criteria for insurance, pension plan and premium bonds operations used in the managerial model is based on the BACEN regulatory model. As of the first quarter of 2016, we started to allocate the effect of the Basel III rules schedule anticipation to the business lines.

Sales Cost Model

Itaú Unibanco’s practice is to allocate the selling costs to all of our products and services based on the corresponding utilization of each channel (full allocation method). For that reason, the selling costs related to insurance, pension plan and premium bonds products in our branch network and other electronic or physical distribution channels are recorded in our income statement for the insurance segment. This practice has both accounting and managerial effects.

Pro Forma Recurring Income Statement of Insurance Operations

	1Q17			4Q16			change				1Q16			change
In R$ millions	Total	Core Activities	Other Activities	Total	Core Activities	Other Activities	Total		Core Activities		Total	Core Activities	Other Activities	Total		Core Activities

Earned Premiums	1,124	978	146	1,180	1,002	178	-4.8%		-2.5%		1,337	1,039	298	-15.9%		-5.9%
Revenues from Pension Plan and Premium Bonds	245	245	-	259	259	-	-5.6%		-5.6%		260	260	-	-5.7%		-5.7%
Retained Claims	(321)	(264)	(56)	(364)	(310)	(54)	-11.8%		-14.5%		(394)	(298)	(97)	-18.6%		-11.1%
Selling Expenses	(89)	(18)	(71)	(108)	(19)	(89)	-17.8%		-3.3%		(196)	(25)	(170)	-54.5%		-27.6%
Result from Insurance, Pension Plan and Premium Bonds	959	939	19	967	933	34	-0.9%		0.7%		1,007	975	31	-4.8%		-3.7%
Managerial Financial Margin	180	148	33	187	174	12	-3.5%		-15.4%		251	195	56	-28.3%		-24.4%
Commissions and Fees	485	485	1	452	448	4	7.4%		8.2%		435	433	3	11.5%		12.0%
Earnings of Affiliates	129	79	50	120	78	43	7.6%		1.5%		90	62	27	44.2%		26.5%
Non-interest Expenses	(413)	(386)	(27)	(506)	(478)	(28)	-18.3%		-19.3%		(430)	(397)	(33)	-3.9%		-2.9%
Tax Expenses for ISS, PIS and Cofins and other taxes	(80)	(75)	(5)	(77)	(70)	(7)	3.7%		6.7%		(83)	(72)	(11)	-4.0%		3.3%
Income before Tax and Minority Interests	1,261	1,190	70	1,143	1,085	59	10.3%		9.7%		1,270	1,196	74	-0.7%		-0.5%
Income Tax/Social Contribution and Minority Interests	(483)	(482)	(1)	(500)	(493)	(7)	-3.4%		-2.2%		(493)	(482)	(10)	-1.9%		0.0%
Recurring Net Income	777	708	70	643	591	51	20.9%		19.7%		778	714	64	0.0%		-0.8%
Allocated Capital	2,437	2,223	214	1,809	1,634	175	34.7%		36.1%		4,083	3,676	408	-40.3%		-39.5%
Average Allocated Capital	2,123	1,928	195	1,790	1,615	175	18.6%		19.4%		2,998	2,702	296	-29.2%		-28.6%
Recurring Return on Average Allocated Capital	146.5%	146.8%	143.2%	143.7%	146.5%	117.8%	280	bps	30	bps	103.7%	105.6%	86.6%	4280	bps	4120	bps
Efficiency Ratio (ER)	24.7%	24.5%	28.0%	30.7%	30.6%	32.0%	-600	bps	-610	bps	25.3%	24.9%	30.6%	-60	bps	-50	bps
Combined Ratio	59.2%	51.8%	109.2%	65.4%	59.2%	100.2%	-610	bps	-740	bps	66.1%	55.3%	104.0%	-690	bps	-350	bps

Note: Combined Ratio for insurance activities. Non-interest Expenses considers Personnel Expenses, Other Administrative Expenses and Other Operating Expenses.

Our core activities consist of mass-market products related to Life, Property, Credit Life, Pension and Premium Bonds. Other insurance activities correspond to Extended Warranty, Health Insurance, our stake in IRB, and other.

We continue to concentrate distribution efforts through our own channels and expanding the offer of insurance policies via an open platform, through which we provide products from partner insurance companies to Itaú clients. In March 2017 we held 3.5 million insurance policies with partners that had been acquired by clients through our channels.

Our priority is to sell products through the most efficient channels, which positively impact our profitability. Sales of insurance products and premium bonds through bankline/internet, mobile, ATMs, teller terminals and bankfone accounted for 63.5% of sales to account holders in the quarter, an increase of 450 basis points from the previous quarter. Sales of premium bonds through these channels accounted for 84.0% of total sales in the period. In the first quarter of 2017, the amount of sales of insurance products and premium bonds to Digital Branches clients accounted for 12.6% of total sales, an increase of 110 basis points from the previous quarter.

Recurring net income from Insurance Operations reached R$777 million in the first quarter of 2017, a 20.9% increase from the previous quarter, remaining relatively stable from the same period of the previous year.

In the first quarter of 2017, recurring net income from core activities totaled R$708 million, a 19.7% increase from the previous quarter, mainly driven by lower non-interest expenses, a decrease concentrated in the insurance segment, and by higher commissions and fees, mainly driven by pension plans products. Recurring net income remained practically stable compared to the same period of the previous year.

Recurring net income from other insurance activities reached R$70 million in the quarter, a 35.3% increase from the previous quarter, mainly driven by a higher managerial financial margin and lower selling expenses.

Insurance Ratio(1) and ROE | Insurance Operations

Note: As of the first quarter of 2016, we have started to allocate the impact of Basel III rules schedule anticipation to the lines of business.

(1) Insurance Ratio (%) = Recurring net income from Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco’s recurring net income.

Itaú Unibanco Holding S.A.	29

Management Discussion & Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Breakdown of Recurring Net Income | Insurance Operations

In the first quarter of 2017, the ratio of the result of core activities to the recurring net income from Itaú Insurance, Pension Plan and Premium Bonds reached 91.0%.

Breakdown of Technical Provisions | Insurance Operations

Technical provisions, including insurance, pension plan and premium bonds, totaled R$164.5 billion in the period, with increases of 5.0% from the previous quarter and of 19.5% from the first quarter of 2016.

Combined Ratio | Insurance Activities

The combined ratio, which reflects the operating cost as a percentage of income from earned premiums, reached 59.2% in the period, a decrease of 610 basis points from the previous quarter, mainly driven by lower administrative and selling expenses. This ratio decreased 690 basis points from the same period of the previous year.

Note: The combined ratio of insurance activities is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

Pro Forma Recurring Income Statement of the Insurance Segment | Core Activities

In R$ millions	1Q17	4Q16	change			1Q16	change
Earned Premiums	978	1,002	(25)	-2.5%		1,039	(61)	-5.9%
Retained Claims	(254)	(285)	32	-11.0%		(293)	39	-13.3%
Selling Expenses	(18)	(18)	(0)	0.8%		(25)	7	-28.9%
Underwriting Margin	706	699	7	1.0%		721	(15)	-2.1%
Managerial Financial Margin	46	37	9	25.6%		57	(11)	-18.8%
Commissions and Fees	80	66	15	22.2%		97	(17)	-17.4%
Earnings of Affiliates	79	78	1	1.5%		62	17	26.5%
Non-interest Expenses	(192)	(252)	60	-23.6%		(215)	22	-10.3%
Tax Expenses for ISS, PIS and Cofins and other taxes	(42)	(38)	(4)	9.7%		(42)	(0)	1.0%
Income before Tax and Minority Interests	677	589	88	14.9%		681	(4)	-0.6%
Income Tax/Social Contribution and Minority Interests	(260)	(276)	16	-5.8%		(264)	4	-1.5%
Recurring Net Income	417	314	104	33.1%		418	(0)	-0.1%
Efficiency Ratio (ER)	22.1%	29.9%		-780	bps	23.9%		-180	bps

Our insurance core activities consist of mass-market products related to Life, Property and Credit Life. These products are offered through retail channels - branch network, partnership with retailers, credit card clients, mortgage loans, vehicle financing and personal loans - and through the wholesale channel. They have characteristics such as low volatility in the result and less use of capital, making them strategic and relevant to the diversification of the conglomerate’s revenues.

Net Income | Insurance Core Activities

Recurring net income from insurance core activities reached R$417 million in the first quarter of 2017, an increase of 33.1% from the previous quarter, basically by lower non-interest expenses, mainly driven by life insurance and credit linked insurance portfolios, and lower retained claims.

The underwriting margin from insurance core activities amounted to R$706 million in the first quarter of 2017, increasing 1.0% from the previous quarter. In the first quarter of 2017, the ratio of underwriting margin to earned premiums reached 72.2%, an increase of 250 basis points from the fourth quarter of 2016, mainly due to lower retained claims.

Itaú Unibanco Holding S.A.	30

Management Discussion & Analysis	Insurance Core Activities and Pension Plan

Earned Premiums Breakdown | Insurance Core Activities

In the first quarter of 2017, earned premiums from insurance core activities reached R$978 million, a 2.5% decrease from the previous quarter.

Considering only our core activities, which include our 30% stake in Porto Seguro, the earned premiums market share of the total core insurance market reached 12.1% in the 2017 year-to-date figures(*).

(*) Most recent data available on February 28, 2017, based on information disclosed by SUSEP.

Retained Claims Breakdown | Insurance Core Activities

In the first quarter of 2017, retained claims from insurance core activities totaled R$254 million, an 11.0% reduction from the previous quarter, mainly driven by lower retained claims in life and credit linked insurance portfolios.

Combined Ratio | Insurance Core Activities

The combined ratio, which reflects the operating cost as a percentage of income from earned premiums, reached 51.8% in the period, a decrease of 740 basis points from the previous quarter, mainly driven by lower administrative expenses and loss ratio.

Note: The combined ratio of insurance activities is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

Pro Forma Recurring Income Statement of the Pension Plan Segment

In R$ millions	1Q17	4Q16	change			1Q16	change
Revenues from Pension Plan	105	109	(4)	-3.4%		110	(5)	-4.1%
Retained Claims	(11)	(24)	13	-56.0%		(5)	(6)	122.8%
Selling Expenses	(1)	(1)	(0)	4.6%		(1)	(0)	22.5%
Result from Pension Plan	94	84	10	11.6%		104	(10)	-10.0%
Managerial Financial Margin	40	69	(29)	-42.6%		78	(38)	-49.1%
Commissions and Fees	405	383	22	5.8%		336	69	20.5%
Non-interest Expenses	(134)	(150)	17	-11.1%		(108)	(25)	23.4%
Tax Expenses for ISS, PIS and Cofins and other taxes	(25)	(23)	(2)	6.8%		(23)	(2)	10.2%
Income before Tax and Minority Interests	380	363	18	4.8%		388	(7)	-1.9%
Income Tax/Social Contribution and Minority Interests	(163)	(158)	(5)	3.4%		(162)	(1)	0.5%
Recurring Net Income	217	205	12	5.9%		225	(8)	-3.7%
Efficiency Ratio (ER)	26.0%	29.3%		-330	bps	21.8%		420	bps

Product and advisory service innovation has played a significant role in the sustainable growth of our pension plan operations for individuals. For companies, we offer specialized advisory services and develop customized solutions. We establish long-term partnerships with our corporate clients, keeping a close relationship with the human resources departments and adopting a communication strategy designed for the financial education of their employees.

In the first quarter of 2017, the pension plan segment’s recurring net income totaled R$217 million, a 5.9% increase from the previous quarter, mainly driven by the 5.8% growth in administration fees and by the 11.1% decrease in non-interest expenses, basically due to the reduction in selling expenses. This impact was partially offset by a lower managerial financial margin.

Revenues from Administration Fees

Revenues from administration fees totaled R$405 million in the first quarter of 2017, with increases of 5.8% from the previous quarter and of 20.5% from the first quarter of 2016, basically due to the growth in volume under administration.

Itaú Unibanco Holding S.A.	31

Management Discussion & Analysis	Pension Plan and Premium Bonds

Pension Plan Technical Provisions and Redemption Rate

On March 31, 2017, technical provisions for pension plans totaled R$157.4 billion, with increases of 5.3% from December 31, 2016 and of 21.0% from the same period of the previous year.

According to the National Federation of Pension and Life Insurance (FENAPREVI), in February 2017 our market share in total technical provisions was 22.8%, a decrease of 60 basis points compared to the same period of the previous year. Our market share in plans for individuals was 23.5%, a decrease of 40 basis points compared to February 2016.

The redemption rate, which represents the ratio of redemptions to the balance of technical provisions for pension plans, reached 1.8%, a decrease of 30 basis points from the fourth quarter of 2016, mainly due to lower redemptions in VGBL.

Total and Net Pension Plan Contributions(1)

In the quarter, total pension plan contributions reached R$6,853 million, a 3.8% increase from the previous quarter. Compared to the first quarter of 2016, there was a 39.5% increase, mainly in VGBL contributions. Net contributions for the first quarter of 2017 reached R$3,972 million, a 83.7% increase from the first quarter of 2016.

(1) Total pension plan contributions = Contributions (+) Portability requests accepted. Net pension plan contributions = Contributions (+) Portability requests accepted (-) Redemptions (-) Portability requests assigned.

Pro Forma Recurring Income Statement of the Premium Bonds Segment

In R$ millions	1Q17	4Q16	change			1Q16	change
Revenues from Premium Bonds	139	150	(11)	-7.3%		150	(10)	-6.9%
Managerial Financial Margin	62	69	(7)	-10.1%		60	1	2.2%
Non-interest Expenses	(60)	(76)	16	-21.5%		(74)	15	-19.7%
Tax Expenses for ISS, PIS and Cofins and other taxes	(7)	(8)	1	-8.3%		(8)	0	-4.1%
Income before Tax and Minority Interests	133	133	0	0.1%		127	6	4.7%
Income Tax/Social Contribution and Minority Interests	(60)	(60)	0	-0.6%		(57)	(3)	5.5%
Recurring Net Income	73	73	1	0.7%		70	3	4.1%
Efficiency Ratio (ER)	31.0%	36.5%		-540	bps	37.0%		-590	bps

The PIC Premium Bonds product is targeted to clients who are interested in competing for prizes. This product can be purchased through single payment or monthly payment modality, in accordance with the profile and segment of each client. The premium bonds business serves a large public demand and, at the end of the first quarter of 2017, had 12.9 million outstanding certificates.

In line with our sustainability principles, we have a partnership with Ayrton Senna Institute, a non-profit organization that works to improve the quality of education at public schools in Brazil. Part of the revenues from the monthly payments for premium bonds certificates is transferred to projects of this Institute.

In the first quarter of 2017, 448 clients received prizes in the aggregate amount of R$12.6 million. In the quarter, total sales of premium bonds under the traditional mode to account holders decreased 11.2% from the fourth quarter of 2016. Compared to the same period of the previous year, total sales for the first quarter of 2017 decreased 24.1%, mainly due to no sales campaign this quarter. In the first quarter of 2017, the amount of sales of premium bonds to Digital Branches clients accounted for 8% of total sales to account holders, a decrease of 30 basis points from the fourth quarter of 2016, and an increase of 260 basis points from the same period of the previous year.

In the first quarter of 2017, the Premium Bonds segment’s recurring net income totaled R$73 million, with increases of 0.7% from the previous quarter and of 4.1% from the same period of the previous year.

Premium Bonds Technical Provisions

On March 31, 2017, premium bonds technical provisions reached R$3,203 million, with increases of 1.8% from the previous quarter and of 5.9% from the first quarter of 2016.

Itaú Unibanco Holding S.A.	32

Management Discussion & Analysis	Income Statement Analysis

Non-interest Expenses

In R$ millions	1Q17	4Q16	change		1Q16	change
Personnel Expenses	(4,781)	(4,886)	106	-2.2%	(4,359)	(422)	9.7%
Administrative Expenses	(3,787)	(4,287)	499	-11.6%	(3,694)	(93)	2.5%
Operating Expenses	(1,065)	(1,157)	92	-7.9%	(1,239)	174	-14.0%
Other Tax Expenses (*)	(77)	(89)	12	-13.1%	(87)	10	-11.8%
Latin America (ex-Brazil) (**)	(1,291)	(1,508)	217	-14.4%	(1,531)	240	-15.7%
Total	(11,001)	(11,927)	926	-7.8%	(10,909)	(92)	0.8%

(*) Does not include ISS, PIS and Cofins. (**) Does not consider overhead allocation.

In the first quarter of 2017, non-interest expenses totaled R$11,001 million, a 7.8% decrease from the fourth quarter of 2016. This reduction was basically driven by lower administrative expenses by 11.6% and non-interest expenses in Latin America by 14.4%. The decrease in Latin America expenses was mostly driven by the effects of exchange rate variation and lower termination expenses.

In the first quarter of 2017, non-interest expenses increased 0.8% compared to the same period of the previous year, a percentage below the accumulated inflation rate for the period (4.6% - IPCA).

Personnel Expenses

In R$ millions	1Q17	4Q16	change
Compensation, Charges and Social Benefits	(3,218)	(3,167)	(51)
Profit Sharing (*)	(948)	(1,049)	101
Employee Terminations and Labor Claims	(578)	(610)	32
Training	(36)	(60)	24
Total	(4,781)	(4,886)	106

(*) Includes variable compensation, stock option plans and shares.

Personnel expenses totaled R$4,781 million in the first quarter of 2017, a 2.2% decrease from the previous quarter. This reduction was mainly driven by lower expenses with profit sharing and lower expenses with terminations, in line with a lower employee turnover rate in the period.

Number of Employees

Note: For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.

The total number of employees increased to 94,955 at the end of the first quarter of 2017 from 94,779 at the end of the fourth quarter of 2016, mainly driven by the lower turnover of employees in Brazil.

Administrative Expenses

In R$ millions	1Q17	4Q16	change
Third-Party Services	(921)	(1,104)	183
Data Processing and Telecommunications	(907)	(968)	61
Facilities	(618)	(759)	141
Depreciation and Amortization	(488)	(485)	(3)
Advertising, Promotions and Publications	(200)	(277)	77
Security	(167)	(160)	(7)
Financial System Services	(155)	(123)	(32)
Transportation	(76)	(87)	11
Materials	(67)	(72)	5
Travel	(40)	(56)	17
Other	(147)	(196)	49
Total	(3,787)	(4,287)	499

At the end of the first quarter of 2017, administrative expenses totaled R$3,787 million, an 11.6% decrease from the fourth quarter of 2016. The reduction was mainly explained by lower third-party service expenses, mainly advisory and consulting services, and by lower expenses on facilities, mainly rent, renovation, and maintenance, which were negative highlights last quarter.

Operating Expenses

In R$ millions	1Q17	4Q16	change
Provision for Contingencies	(274)	(131)	(144)
Selling - Credit Cards	(416)	(521)	105
Claims	(72)	(81)	9
Other	(303)	(425)	122
Total	(1,065)	(1,157)	92

Operating expenses reduced R$92 million in the first quarter of 2017 when compared to the previous quarter, and the highlight was lower expenses on sales of credit cards.

Other Tax Expenses (*)

Other tax expenses totaled R$77 million in the first quarter of 2017, a decrease of R$12 million compared to the fourth quarter of 2016.

(*) Does not include ISS, PIS or Cofins.

Itaú Unibanco Holding S.A.	33

Management Discussion & Analysis	Income Statement Analysis

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present below the efficiency ratio and the risk-adjusted efficiency ratio, which includes the risk portions associated with banking transactions (result from loan losses and impairment).

Efficiency Ratio

In the 12-month period, the efficiency ratio reached 45.9%, an increase of 140 basis points from the same period of the previous year. In this period, our non-interest expenses increased 4.0%, a percentage lower than the accumulated inflation rate for the period (4.6% - IPCA). On the other hand, our revenues increased only 0.8%, mainly as a result of the challenging economic scenario.

In the first quarter of 2017, the efficiency ratio reached 44.1%, a decrease of 120 basis points from the fourth quarter of 2016. This improvement was mainly due to the 7.8% decrease in non-interest expenses compared to the previous quarter.

Risk-Adjusted Efficiency Ratio

In the 12-month period, the risk-adjusted efficiency ratio, according to the criteria that includes all expenses and the result from loan losses, net of recoveries and impairment, reached 67.8%, an increase of 220 basis points compared to the same period of 2016. In the same period, the result from loan losses and impairment increased 4.1%.

The risk-adjusted efficiency ratio reached 64.1% in the first quarter of 2017, with a decrease of 420 basis points from the previous quarter, mainly driven by lower non-interest expenses and result from loan losses and impairment in this quarter.

Operating Revenues Distribution

The chart below shows the portions of operating revenues used to cover non-interest expenses and result from loan losses and impairment.

(*) Net of Tax Expenses for ISS, PIS, Cofins and Other (taxes on revenues), Claims and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.	34

Management Discussion & Analysis	Income Statement Analysis

Points of Service

Automated Teller Machines (ATMs) | Brazil and Abroad

At the end of the first quarter of 2017, the number of ATMs totaled 46,407, an increase of 232 units compared to the fourth quarter of 2016. The decrease in the number of ATMs in third-party locations in the last quarters is a result of the shareholders’ agreement with Tecban and its shareholders, announced on July 18, 2014, which provides for the substitution of the external ATMs network for Banco24Horas ATMs.

Note: (i) Includes Banco Itaú Argentina and companies in Chile, Colombia, Paraguay and Uruguay.

(ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ establishments.

(iii) Does not include points of sale.

Branches and Client Service Branches (CSB) | Brazil and Abroad

We ended the first quarter of 2017 with 5,005 branches and client service branches (CSBs), including Brazil and Abroad.

In Brazil, the reduction in the number of brick and mortar branches and the increase in the number of digital branches is consistent with our customers profile, who have been increasingly demanding services through digital channels.

(i) Includes IBBA representative offices abroad.

Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Our service network covers the entire Brazilian territory and adopts a segmentation strategy including structures, products and services developed to meet the specific needs of our many different clients. Our segments are: Itaú, Itaú Uniclass, Itaú Personnalité and Itaú Private Bank.

Geographical Distribution of Service Network (*)

Number of Branches and Client Service Branches (CSBs)

(*) Does not include branches and client service branches abroad and Itaú BBA.

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$1,604 million in the first quarter of 2017, a 10.2% reduction from the previous quarter and a 5.9% increase from the same period of 2016.

Income Tax and Social Contribution on Net Income

In the first quarter of 2017, income tax and social contribution on net income (CSLL) expenses totaled R$2,767 million and the effective rate reached 30.8%. It is worth mentioning that recently we started to recognize tax credits considering that the CSLL rate will be reduced from 20% to 15%, as of January 1, 2019, a process in line with our expected realization of these credits.

Itaú Unibanco Holding S.A.	35

Management Discussion & Analysis	Balance Sheet

Assets

On March 31, 2017, total assets reached R$1.4 trillion, a 1.0% reduction from the end of the previous quarter and a 1.1% increase in the 12-month period.

The breakdown of our assets and the details on their main components are presented below:

Total Assets

Asset Breakdown | March 31, 2017

Short-term Interbank Investments and Securities Portfolio

On March 31, 2017, the balance of short-term interbank investments and securities portfolio, including derivative financial instruments, totaled R$654.4 billion, a 1.3% decrease from the previous quarter, mainly driven by reductions in short-term interbank investments and private securities, partially offset by increases in PGBL/VGBL fund quotas and government securities of other countries.

In R$ millions, end of period	1Q17%		4Q16%		change
Short-term Interbank Investments	274,435	41.9%	286,038	43.1%	(11,604)	-4.1%
Total Public Securities	148,483	22.7%	145,877	22.0%	2,607	1.8%
Public Securities - Domestic	127,291	19.5%	127,212	19.2%	78	0.1%
Public Securities - Foreign	21,193	3.2%	18,664	2.8%	2,528	13.5%
Colombia	5,932	0.9%	4,351	0.7%	1,581	36.3%
Chile	4,153	0.6%	5,971	0.9%	(1,818)	-30.4%
Korea	2,965	0.5%	2,673	0.4%	293	10.9%
Denmark	2,076	0.3%	819	0.1%	1,257	153.5%
Spain	1,955	0.3%	923	0.1%	1,032	111.8%
United States	1,554	0.2%	1,505	0.2%	49	3.2%
Paraguay	1,322	0.2%	1,200	0.2%	122	10.2%
Argentina	816	0.1%	653	0.1%	163	24.9%
Uruguay	407	0.1%	455	0.1%	(48)	-10.6%
Other	13	0.0%	114	0.0%	(101)	-88.5%
Corporate Securities	59,831	9.1%	64,539	9.7%	(4,708)	-7.3%
PGBL/VGBL - Fund Quotas	150,063	22.9%	142,081	21.4%	7,982	5.6%
Derivative Financial Instruments	21,575	3.3%	24,390	3.7%	(2,815)	-11.5%
Total	654,387	100.0%	662,925	100.0%	(8,539)	-1.3%

Evolution of Short-Term Interbank Investments and Securities Portfolio

The breakdown of short-term interbank investments and securities in the past few quarters is presented below:

Securities by Category

Our securities portfolio is classified into three categories: trading, available-for-sale, and held-to-maturity. On March 31, 2017, securities totaled R$358,377 million, up 1.7% from the previous period, mainly driven by the growth in trading securities. The distribution of securities by category remained relatively stable from the previous quarter.

Itaú Unibanco Holding S.A.	36

Management Discussion & Analysis	Balance Sheet

Funding

In R$ millions, end of period	1Q17	4Q16	change
Demand Deposits	61,108	61,133	0.0%
Savings Deposits	107,046	108,250	-1.1%
Time Deposits	152,354	156,274	-2.5%
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	116,961	132,149	-11.5%
Funds from Bills (1) and Structured Operations Certificates	59,366	59,424	-0.1%
(1) Total - Funding from Account Holders and Institutional Clients (*)	496,834	517,231	-3.9%
Onlending	28,544	29,828	-4.3%
(2) Total – Funding from Clients	525,379	547,058	-4.0%
Assets Under Administration	965,319	903,679	6.8%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	164,466	156,656	5.0%
(3) Total – Clients	1,655,163	1,607,393	3.0%
Interbank deposits	4,416	3,757	17.5%
Funds from Acceptance and Issuance of Securities	36,995	34,287	7.9%
Total Funds from Clients + Interbank Deposits	1,696,574	1,645,436	3.1%

Repurchase Agreements (2)	229,777	233,889	-1.8%
Borrowings	44,803	45,786	-2.1%
Foreign Exchange Portfolio	62,564	52,262	19.7%
Subordinated Debt	53,226	57,420	-7.3%
Collection and Payment of Taxes and Contributions	4,415	278	1490.6%
Working Capital (3)	100,031	100,228	-0.2%
Working Capital and Other	494,816	489,862	1.0%
Total Funds (Working Capital, Raised and Managed Assets)	2,191,390	2,135,298	2.6%

(*) Funds from Institutional Clients in Brazil totaled R$27,763 million, corresponding to 5.6% of total funds raised from Account Holders and Institutional Clients.

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Equity + Non-Controlling Interest – Permanent Assets.

At the end of the first quarter of 2017, total funds from clients, including interbank deposits, amounted to R$1.7 trillion, up R$51,138 million from the previous quarter, mainly driven by increases in assets under administration, and technical provisions for insurance, pension plan and premium bonds.

Debentures issued by the leasing companies of the conglomerate after being purchased by the bank (the Conglomerate’s leading company), are traded with characteristics similar to those of CDBs and other time deposits, although they are classified as deposits received under securities repurchase agreements. Therefore, these deposits are reclassified in the table above as deposits from account holders. At the end of the first quarter of 2017, this type of funding totaled R$116,961 million, a decrease of R$15,188 million, mainly due to a regulatory change (See Resolution 4,527).

Total funds (working capital, raised and managed assets) totaled R$2.2 trillion at the end of the first quarter of 2017, an increase of R$56,092 million from the previous quarter.

Funds from clients (1)

The chart below presents the evolution of funds from clients1 in the past quarters:

(1) Includes institutional clients in the proportion of each type of product invested by them.

Itaú Unibanco Holding S.A.	37

Management Discussion & Analysis	Balance Sheet

Loans to Funding Ratio

In R$ millions, end of period	1Q17	4Q16	change
Funding from Clients	525,379	547,058	-4.0%
Funds from Acceptance and Issuance of Securities Abroad	36,995	34,287	7.9%
Borrowings	44,803	45,786	-2.1%
Other (1)	33,665	34,126	-1.3%
Total (A)	640,842	661,257	-3.1%
(-) Reserve Required by Brazilian Central Bank	(89,213)	(90,155)	-1.0%
(-) Cash (Currency) (2)	(20,224)	(18,542)	9.1%
Total (B)	531,405	552,560	-3.8%
Loan Portfolio (C) (3)	478,095	491,225	-2.7%
C/A	74.6%	74.3%	30	bps
C/B	90.0%	88.9%	110	bps

(1) Includes installments of subordinated debt that are not included in the Tier II Referential Equity.

(2) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

(3) The loan portfolio balance does not include endorsements and sureties.

The loans to funding ratio before deduction of compulsory deposits and cash and cash equivalents reached 74.6% at the end of the first quarter of 2017, up 30 basis points from the previous quarter.

Excluding compulsory deposits and cash and cash equivalents, this ratio reached 90.0% at the end of the first quarter of 2017 from 88.9% at the end of the fourth quarter of 2016.

Loan to Funding Ratio

(*) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents.

External Funding - Securities (1)

The table below highlights the main securities issued by Itaú Unibanco abroad in effect on March 31, 2017.

In US$ millions

Instrument	Issuer	Balance at Dec 31,16	Issuances	Amortization	Exchange Variation	Balance at Mar 31,17	Issue Date	Maturity Date	Coupon % p.a.
Fixed Rate Notes(6)	Itaú CorpBanca	39			1	40	11/1/1997	11/1/2022	UF(3) + 6.50%
Fixed Rate Notes(6)	Itaú CorpBanca	31			1	32	4/1/2008	4/1/2033	UF(3) + 3.50%
Fixed Rate Notes(6)	Itaú CorpBanca	235			2	236	7/15/2008	8/1/2033	UF(3) + 4.60%
Fixed Rate Notes(6)	Itaú CorpBanca	33			1	34	10/1/2008	10/1/2033	UF(3) + 4.50%
Fixed Rate Notes(7)	Itaú CorpBanca	1			(0)	1	3/30/2009	3/30/2019	10.8%
Fixed Rate Notes(7)	Itaú CorpBanca	35			(2)	33	3/30/2009	3/30/2019	IPC(4) + 6.50%
Fixed Rate Notes(6)	Itaú CorpBanca	214			1	215	8/9/2009	8/9/2035	UF(3) + 4.90%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	4/15/2010	4/15/2020	6.2%
Fixed Rate Notes(6)	Itaú CorpBanca	644			5	649	7/1/2010	Between 07/2032	UF(3) + 4.00%
								e 07/2042
Medium Term Notes	Banco Itaú Holding Cayman	1,000			0	1,000	9/23/2010	1/22/2021	5.75%
Fixed Rate Notes(7)	Itaú CorpBanca	48			3	51	9/23/2010	9/23/2017	IPC(4) + 4.45%
Medium Term Notes	Banco Itaú Holding Cayman	250				250	1/24/2011	1/22/2021	5.75%
Medium Term Notes	Banco Itaú Holding Cayman	500				500	6/15/2011	12/21/2021	6.20%
Medium Term Notes	Banco Itaú Holding Cayman	550				550	1/24/2012	12/21/2021	6.20%
Medium Term Notes	Banco Itaú Holding Cayman	1,250				1,250	3/19/2012	3/19/2022	5.65%
Medium Term Notes	Banco Itaú Holding Cayman	1,375				1,375	8/6/2012	8/6/2022	5.50%
Medium Term Notes	Banco Itaú Holding Cayman	1,870				1,870	11/13/2012	5/13/2023	5.13%
Fixed Rate Notes(7)	Itaú CorpBanca	35			1	37	2/7/2013	2/7/2023	IPC(4) + 3.89%
Fixed Rate Notes(7)	Itaú CorpBanca	49			2	51	2/7/2013	2/7/2028	IPC(4) + 4.00%
Fixed Rate Notes(6)	Itaú CorpBanca	80			1	81	1/1/2014	1/1/2034	UF(3) + 3.80%
Floating Rate Notes(7)	Itaú CorpBanca	173			(2)	171	3/8/2014	3/8/2024	LIBOR(5) + 4.00%
Medium Term Notes	Banco Itaú Holding Cayman	1,050			0	1,050	5/26/2015	5/26/2018	2.85%
Structured Notes(2)		8,437	1,093	(133)	118	9,515
Total		18,896	1,093	(133)	132	19,988

(1) The balances refer to principal amounts; (2) Structured notes (3) Development Financial Unit; (4) Consumer price index; (5) London Interbank Offered Rate; (6) Amounts in US$ equivalent on the issuance dates to CHP 851 billion; (7) Amounts in US$ equivalent on the issuance dates to CHP 2,561 billion.

On March 31, 2017, funds obtained abroad totaled US$19,988 million, corresponding to an increase of US$1,092 million compared to the fourth quarter of 2016 (presented in the “Funding” table in the previous section as Funds from Acceptance and Issuance of Securities Abroad and Subordinated Debt).

Itaú Unibanco Holding S.A.	38

Management Discussion & Analysis	Balance Sheet by Currency

We adopted a management policy for foreign exchange risk associated with our asset and liability positions, primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets. The Balance Sheet by Currency shows our assets and liabilities denominated in local and foreign currencies. On March 31, 2017, the net exchange position was a liability of US$16,292 million.

Assets | March 31, 2017

In R$ millions, end of period	Consolidated	Business in Brazil	Local Currency	Foreign Currency	Business Abroad
Cash and Cash Equivalents	20,224	6,492	5,110	1,381	13,772
Short - Term Interbank Investments	274,435	252,378	252,378	0	22,056
Securities and Derivative Instruments	379,952	317,194	313,813	3,381	107,335
Loans, Leases and Other Loan Operations	442,325	289,612	280,691	8,921	205,249
Loans	478,095	320,183	311,262	8,921	210,448
(Allowance for Loan Losses)	(35,770)	(30,571)	(30,571)	0	(5,199)
Other Assets	270,023	222,963	208,622	14,341	71,163
Foreign Exchange Portfolio	61,851	25,045	10,859	14,187	60,700
Other	208,172	197,917	197,763	154	10,464
Permanent Assets	26,311	89,921	18,115	71,805	8,163
Total Assets	1,413,269	1,178,559	1,078,730	99,829	427,739
Derivatives - Purchased Positions				247,533
Total Assets After Adjustments (a)				347,362

Liabilities | March 31, 2017

In R$ millions, end of period	Consolidated	Business in Brazil	Local Currency	Foreign Currency	Business Abroad
Deposits	324,926	194,364	193,929	435	130,591
Funds Received under Securities Repurchase Agreements	346,738	326,361	326,361	0	20,377
Funds from Acceptances and Issue of Securities	96,360	102,798	60,143	42,654	36,421
Borrowings and Onlendings	73,348	83,751	29,988	53,763	42,119
Interbank and Interbranch Accounts	10,053	9,534	6,082	3,453	519
Derivative Financial Instruments	23,040	13,754	13,754	-	9,286
Other Liabilities	245,884	166,084	151,044	15,039	105,645
Foreign Exchange Portfolio	62,564	25,654	10,667	14,987	60,804
Other	183,320	140,430	140,378	52	44,841
Technical Provisions of Insurance, Pension Plan and Premium Bonds	164,466	164,386	164,386	0	80
Deferred Income	2,113	1,728	1,074	653	385
Minority Interest in Subsidiaries	11,444	926	926	-	10,519
Stockholders' Equity of Parent Company	114,897	114,874	114,874	-	71,797
Capital Stock and Reserves	108,845	108,569	108,569	-	71,057
Net Income	6,052	6,305	6,305	-	739
Total Liabilities and Equity	1,413,269	1,178,559	1,062,561	115,998	427,739
Derivatives - Sold Positions				282,982
Total Liabilities and Equity After Adjustments (b)				398,980
Net Foreign Exchange Sold Position Itaú Unibanco (c = a - b)				(51,618)
Net Foreign Exchange Sold Position Itaú Unibanco (c) in US$				(16,292)

Note: Does not include eliminations of operations between local and foreign units.

Assets and liabilities denominated in foreign currencies

We present below the net exchange position, a liability position at a higher volume than the balance of hedged assets, which, when including the tax effects on the net balance of other assets and liabilities denominated in foreign currency, reflects the mitigation of the exposure to foreign exchange variations.

In R$ millions, end of period	1Q17	4Q16	change
Investments Abroad	71,805	72,413	(607)	-0.8%
Net Foreign Exchange Position (Except Investments Abroad)	(123,423)	(124,852)	1,428	-1.1%
Total	(51,618)	(52,439)	821	-1.6%
Total in US$	(16,292)	(16,090)	(201)	1.2%

Itaú Unibanco Holding S.A.	39

Management Discussion & Analysis	Capital Ratios (BIS)

Solvency Ratios | Prudential Conglomerate1

		With CorpBanca	Without CorpBanca
In R$ millions, end of period	1Q17	4Q16	1Q16
Stockholders' equity of the parent company	114,897	115,590	106,647
Consolidated stockholders’ equity (BACEN)	128,774	129,935	110,962
Deductions from Core Capital	(18,320)	(14,527)	(11,742)
Core Capital	110,454	115,408	99,220
Additional Capital	154	532	70
Tier I	110,608	115,940	99,290
Tier II	19,786	23,537	23,582
Referential Equity (Tier I and Tier II)	130,394	139,477	122,872
Required Referential Equity	66,521	72,210	68,621
Risk-weighted Assets (RWA)	719,150	731,241	694,899
Excess Capital	63,873	67,267	54,250
Amount Required for Additional Common Equity Tier I Capital (ACPRequired)	10,787	4,570	4,343
Ratios (%)
Tier I (Core Capital + Additional Capital)	15.4	15.9	14.3
Tier II	2.8	3.2	3.4
BIS (Referential Equity / Total Risk-weighted Exposure)	18.1	19.1	17.7

1 Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

Our minimum capital requirements follow the set of rules disclosed by the Brazilian Central Bank, which implement the Basel III global capital requirements standards in Brazil. These requirements are expressed as ratios of available capital - stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital - and the risk-weighted assets, or RWA. Minimum total capital requirement corresponds to 9.25% from January to December 2017, decreasing gradually to 8% in January 2019. In addition to regulatory minimums, the Brazilian Central Bank rules established the Additional Common Equity Tier I Capital (ACP), comprised of the sum of ACPConservation, ACPCountercyclical and ACPSystemic, which, combined with these aforementioned requirements, increase capital requirements over time. Any insufficiency in connection with these ACP requirements will result in restrictions detailed in CMN Resolution No. 4,193.

On March 31, 2017, ACP amounted to R$10,787 million, amply covered by the available capital. The increase in ACP compared to December 2016 is mainly due to the Basel III schedule1. ACP reached 1.50% in 2017 from 0.625% in 2016. Itaú Unibanco has significant capital surplus to face all material risks, thus assuring the institution’s equity soundness.

Referential Equity | Prudential Conglomerate

On March 31, 2017, our Referential Equity reached R$130,394 million, a 6.5% decrease from December 31, 2016, with impact on both Tier I Capital and Tier II Capital, mainly due to the Basel III schedule.

Solvency Ratios | Prudential Conglomerate

The Basel ratio reached 18.1% on March 31, 2017, a 100-basis-point decrease from December 31, 2016. Contributed to this result the impact of Basel III schedule applied to Tier II instruments, capital deductions, the distribution of interest on capital, and dividends in the period.

Our BIS ratio exceeds by 740 basis points the sum of the minimum requirements of the Reference Equity and the Additional Common Equity Tier I Capital established by the Brazilian Central Bank for 2017 (equivalent to 10.75%). In addition to the minimum capital requirements, Circular No. 3,748 of the Brazilian Central Bank added a Leverage Ratio to the Basel III framework, defined as the ratio of Tier I Capital and Total Exposure (as calculated according to this Circular). On March 31, 2017, the Leverage Ratio reached 8.5%.

1 In 2017, the Additional Common Equity Tier I of systemic importance (ACPSystemic) was introduced, regulated by BACEN Circular No. 3,768. Further details on ACPSystemic can be viewed at www.itau.com.br/investor-relations, section "Corporate Governance" / Risk and Capital Management - Pillar 3.

Estimated Core Capital Ratio according to Full Basel III Rules (Common Equity Tier I)

Taking into consideration our current capital base, if we immediately fully apply the Basel III rules established by the Brazilian Central Bank, our core capital (Common Equity Tier I) would be 14.7% on March 31, 2017, including the anticipated effect of payout above mandatory minimum related to 1Q17 net income, the consolidation of Citibank’s Brazilian retail business (estimated impact based on preliminary information), and the use of tax credits. This scenario is presented in the following chart.

1 Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies. 2 Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.8 nowadays, will be 12.5 in 2019. 3 The consolidation of Citibank considers the retail business (for individuals) in Brazil. Estimated impact based on preliminary information and pending regulatory approvals. 4 Does not consider any reversal of complementary allowance for loan losses.

Itaú Unibanco Holding S.A.	40

Management Discussion & Analysis	Capital Ratios (BIS)

Risk Exposure

		With CorpBanca	Without CorpBanca
In R$ millions, end of period	1Q17[1]	4Q16[1]	1Q16[2]
Credit Risk-weighted Assets (RWACPAD)	642,700	669,284	637,179
FPR at 2%	104	106	149
FPR at 20%	6,956	8,011	6,484
FPR at 35%	13,026	12,056	11,888
FPR at 50%	44,403	44,251	46,622
FPR at 75%	137,830	142,194	129,244
FPR at 85%	92,745	82,494	117,929
FPR at 100%	302,199	325,890	267,515
FPR at 250%	26,419	33,213	36,973
FPR at 300%	4,071	7,357	9,066
FPR up to 1250% [3]	3,429	1,608	1,305
Derivatives – future potential gain and variation of the counterparty credit quality	11,518	12,105	10,005
Operational Risk-weighted Assets (RWAOPAD)	54,417	37,826	37,364
Market Risk-weighted Assets (RWAMINT)	22,033	24,130	20,356
Gold, foreign currency and operations subject to exchange rate variation	1,047	1,138	3,040
Operations subject to interest rate variation	22,627	24,919	15,779
Operations subject to commodity price variation	424	353	624
Operations subject to stock price variation	383	401	913
Capital benefit – Internal models	(2,448)	(2,681)	-
Total Risk-weighted Exposure (RWA) [RWACPAD+ RWAOPAD+RWAMINT]	719,150	731,241	694,899

Note: FPR - Risk Weighting Factor. 1 Market risk-weighted assets calculated based on internal models. 2 Market risk-weighted assets calculated based on standard models. 3 Includes the application of the “F” factor, as required by Article 29 of Circular No. 3,644/13.

On March 31, 2017, total risk-weighted exposure amounted to R$719,150 million, a decrease of R$12,091 million from December 31, 2016, mainly due to lower exposure of credit risk-weighted assets (RWACPAD), which reached R$642,700 million on March 31, 2017. This change was mainly due to the decrease in the loan portfolio.

The RWAOPAD reached R$54,417 million on March 31, 2017, an increase of R$16,591 from December 31, 2016. The RWAOPAD is calculated every six months, according to Circulars Nos. 3,640, 3,675, and 3,739 of the Brazilian Central Bank.

As from September 2016, the Brazilian Central Bank authorized Itaú Unibanco to use internal models for market risk to determine the total amount of regulatory capital. The capital requirement for market risk is derived from the maximum between internal models and 90% of the standard model (RWAMPAD). On March 31, 2017, market risk-weighted assets (RWAMINT) totaled R$22,033 million.

Evolution of the Composition of the Risk-weighted Exposure

Itaú Unibanco Holding S.A.	41

Management Discussion & Analysis	Risk Management

Corporate Principles of Risk and Capital Management

We regard risk and capital management as an essential instrument for optimizing the use of resources and selecting the best business opportunities in order to create value to our shareholders.

Risk management encompasses the entire institution and is in line with the guidelines of the Board of Directors and Senior Management, which, through Superior Committees, determine the overall goals, expressed as targets and limits for the risk management business units. Meanwhile, the control and capital management units support Itaú Unibanco’s management by means of monitoring processes and risk and capital analysis.

In order to strengthen our values and align our employee’s behavior to the guidelines established by our risk management, we have several initiatives aimed at encouraging compliance with our risk culture. In addition to policies, procedures and processes, the risk culture strengthens the individual and collective responsibility of our employees in connection with management of risks inherent in activities carried out on an individual basis, complying with our ethical business management.

We adopt a prospective approach regarding capital management, and, through the Internal Capital Adequacy Assessment Process (ICAAP), we assess the sufficiency of regulatory capital to cover our risks, represented by the regulatory capital for credit, market and operational risks, as well as the capital required to cover other risks. The ICAAP process comprises the following phases: identification of material risks, definition of additional capital requirement to material risks and of internal methodologies for capital quantification; preparation of the capital plan, for normal and stress situations, and structuring the capital contingency plan. The result of the last ICAAP – conducted as of December 2015 – indicated that, in addition to capital to face all material risks, we have significant capital surplus, thus assuring the institution’s equity soundness.

For further information on the risk and capital management structure, please refer to the Investor Relations website at www.itau.com.br/investor-relations >> Corporate Governance >> Risk and Capital Management – Pillar III.

Credit Risk

Our credit risk management is aimed at maintaining the loan portfolio quality at levels consistent with our risk appetite for each market segment in which we operate.

We have a centralized risk and capital management structure, which is independent from the business units. The main responsibilities include establishing risk mitigation limits and mechanisms to measure, monitor and control credit risks inherent in products, loan portfolio concentrations and any impacts from potential changes in the economic environment.

Operational Risk

Our operational risk management is aimed to support the decision-making process, always seeking the accurate identification and assessment of risks and the creation of value to shareholders, as well as to hedge our assets and protect our image.

Liquidity Risk

The liquidity risk measurement comprises all financial operations of our companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, provision of endorsements and sureties and credit lines raised but not used.

Liquidity risk management and control is carried out on a daily basis, through a governance approved in senior committees, and it establishes, among other things, the adoption of minimum liquidity limits that are sufficient to absorb possible cash losses in stress scenarios, measured by internal and also regulatory methodologies.

As from the second quarter of 2016, we started to report the average of our liquidity coverage ratio (LCR) for the period, which is calculated based on the methodology defined by Circular No. 3,749, of the Brazilian Central Bank, which is in line with the international guidelines. In 2017, the minimum required by the Brazilian Central Bank is 80%. The average ratio for the first quarter was 210.9%.

Market Risk

Our market risk is controlled by a department independent from the business units and responsible for carrying out, on a daily basis: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and tests of stress scenarios, (iv) reporting of risk results to those in charge in the business units in accordance with our governance, (v) monitoring of the actions required to adjust positions and/or risk levels to make them feasible, and (vi) support to the safe launch of new financial products. To this end, Itaú Unibanco has a structured communication and information process that provides feedback for the monitoring of senior committees and compliance with the requirements of Brazilian and foreign regulatory bodies.

VaR of Itaú Unibanco Holding

The Consolidated VaR of Itaú Unibanco is calculated based on the Historical Simulation methodology, which fully reprices all its positions based on historical series of asset prices.

In the third quarter of 2016, we started to calculate VaR of the regulatory portfolio based on internal models approved by the Brazilian Central Bank. Therefore, the breakdown of risk factors was standardized to comply with Circular No. 3,646 of the Brazilian Central Bank.

Maintaining our conservative management and portfolio diversification, we follow our policy of operating within low limits in connection with our capital in the period.

VaR by Risk Factor (1)

In R$ millions, end of period	1Q17(2)	4Q16(2)
Itaú Unibanco
Brazilian Interest rates	759.4	607.4
Currency	20.6	17.0
Shares of Stock Exchange	42.9	44.3
Commodities	1.1	0.8
Diversification Effect	(393.1)	(339.7)
Total VaR	430.9	329.8
Maximum VaR in the Quarter	452.6	341.5
Average VaR in the Quarter	363.7	308.4
Minimum VaR in the Quarter	304.8	238.2

(1) The Values represented above consider 1 day as time horizon and 99% confidence.

(2) The VaR by risk factors includes foreign units.

Evolution of Itaú Unibanco’s VaR

Itaú Unibanco Holding S.A.	42

1st quarter of 2017

Management Discussion & Analysis

Business Analysis

Itaú Unibanco Holding S.A.

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Itaú Unibanco Holding S.A.	44

Management Discussion & Analysis	Segment Analysis

Pro Forma Adjustments

Adjustments made to the balance sheet and income statement for the year are based on managerial information from the business units.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

We report the following segments: (a) Retail Banking, (b) Wholesale Banking and (d) Activities with the Market + Corporation. Retail Banking includes banking products and services to retail customers, affluent clients and very small and small companies in branches, and financial products and services offered to our non-account holder clients, including vehicle financing and credit cards offered outside the branch network, and Itaú Consignado operations. The Wholesale Banking includes business involving large and medium corporations, Asset Management, Private Bank, Custody and Latin American business.

The Activities with the Market + Corporation column presents the result from excess capital, excess subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin with the market, costs of Treasury operations, the equity pickup of companies not linked to each segment and our stake in Porto Seguro.

Allocated Capital

Impacts related to capital allocation are included in the Pro Forma financial statements. To this end, adjustments were made to the financial statements, using a proprietary model.

The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment and, as of 2015, we changed our calculation methodology. In addition to the Tier I allocated capital, the EAC model includes the effects of the calculated expected loan losses, complementary to that required by the Brazilian Central Bank through CMN Circular No. 2,682/99.

Accordingly, the allocated capital includes the following components: credit risk (including expected losses), operational risk, market risk, and insurance underwriting risk.

Based on Tier I capital measure we determined the Return on Allocated Capital, which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed in accordance with our risk appetite.

As of the first quarter of 2016, we have adopted the Basel III rules in our managerial capital allocation model.

Income Tax Rate

We adopt the full income tax rate, net of the tax effect of payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation segments. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in the consolidated financial statements, is stated in the column Activities with the Market + Corporation.

Itaú Unibanco Holding S.A.	45

Management Discussion & Analysis	Segment Analysis

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On March 31, 2017

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	886,288	565,346	105,860	1,386,959
Cash and Cash Equivalents	14,650	5,577	-	20,224
Short-term Interbank Investments	324,161	99,440	-	274,435
Securities and Derivative Financial Instruments	206,250	161,972	25,257	379,952
Interbank and Interbranch Accounts	83,515	6,467	-	88,247
Loan, Lease and Other Credit Operations	210,023	268,072	-	478,095
(Allowance for Loan Losses)	(16,004)	(10,795)	-	(26,799)
(Complementary Expected Loss Provisions)	-	-	(8,971)	(8,971)
Other Assets	63,692	34,613	89,574	181,776
Foreign Exchange Portfolio	7,846	16,926	42,621	61,851
Others	55,846	17,687	46,953	119,925
Permanent Assets	15,011	9,278	2,022	26,311
Total Assets	901,298	574,624	107,882	1,413,269
Liabilities and Equity
Current and Long-Term Liabilities	864,835	508,086	82,430	1,284,815
Deposits	218,025	207,805	-	324,926
Deposits Received under Securities Repurchase Agreements	315,182	55,917	-	346,738
Funds from Acceptances and Issue of Securities	77,317	57,559	-	96,360
Interbank and Interbranch Accounts	5,986	4,068	-	10,053
Borrowings and Onlendings	803	72,545	-	73,348
Derivative Financial Instruments	23	24,197	-	23,040
Other Liabilities	120,159	48,871	82,430	245,884
Foreign Exchange Portfolio	8,262	16,879	42,965	62,564
Others	111,897	31,992	39,465	183,320
Technical Provisions for Insurance, Pension Plans and Premium Bonds	127,341	37,124	-	164,466
Deferred Income	1,690	423	-	2,113
Minority Interest in Subsidiaries	874	10,518	53	11,444
Economic Allocated Capital - Tier I (*)	33,900	55,598	25,399	114,897
Total Liabilities and Equity	901,298	574,624	107,882	1,413,269

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 1st quarter of 2017

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Operating Revenues	17,280	7,140	2,553	26,973
Managerial Financial Margin	9,637	4,960	2,524	17,122
Financial Margin with Clients	9,637	4,960	656	15,254
Financial Margin with Clients (ex-Discounts Granted)	9,846	5,045	656	15,547
Discounts Granted	(209)	(85)	-	(293)
Financial Margin with the Market	-	-	1,868	1,868
Commissions and Fees	5,746	2,085	13	7,844
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,897	95	16	2,007
Result from Loan Losses and Impairment	(2,858)	(2,129)	(1)	(4,988)
Provision for Loan Losses	(3,549)	(1,842)	(1)	(5,392)
Impairment	-	(444)	-	(444)
Recovery of Loans Written Off as Losses	691	158	-	849
Retained Claims	(307)	(13)	-	(321)
Operating Margin	14,114	4,997	2,552	21,664
Other Operating Income/(Expenses)	(8,802)	(3,473)	(420)	(12,694)
Non-interest Expenses	(7,630)	(3,153)	(218)	(11,001)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,085)	(319)	(201)	(1,604)
Insurance Selling Expenses	(87)	(0)	(1)	(89)
Income before Tax and Minority Interests	5,312	1,525	2,133	8,970
Income Tax and Social Contribution	(1,978)	(345)	(443)	(2,767)
Minority Interests in Subsidiaries	(51)	28	(4)	(27)
Recurring Net Income	3,283	1,208	1,685	6,176
Recurring Return on Average Allocated Capital	40.4%	9.2%	24.7%	22.0%
Efficiency Ratio (ER)	48.3%	46.3%	9.3%	44.1%
Risk-Adjusted Efficiency Ratio (RAER)	66.4%	77.6%	9.3%	64.1%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	46

Management Discussion & Analysis	Segment Analysis

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On December 31, 2016

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	894,191	575,626	114,464	1,400,097
Cash and Cash Equivalents	13,350	5,195	-	18,542
Short-term Interbank Investments	332,945	104,033	-	286,038
Securities and Derivative Financial Instruments	204,761	160,374	38,069	376,887
Interbank and Interbranch Accounts	81,923	6,344	-	86,564
Loan, Lease and Other Credit Operations	214,025	277,200	-	491,225
(Allowance for Loan Losses)	(16,845)	(10,147)	-	(26,991)
(Complementary Expected Loss Provisions)	-	-	(8,994)	(8,994)
Other Assets	64,031	32,627	85,390	176,826
Foreign Exchange Portfolio	6,551	14,132	35,586	51,642
Others	57,480	18,495	49,804	125,184
Permanent Assets	15,589	9,462	1,937	26,987
Total Assets	909,779	585,088	116,401	1,427,084
Liabilities and Equity
Current and Long-Term Liabilities	876,167	524,969	80,810	1,297,823
Deposits	220,345	209,898	-	329,414
Deposits Received under Securities Repurchase Agreements	330,315	74,258	-	366,038
Funds from Acceptances and Issue of Securities	76,116	56,102	-	93,711
Interbank and Interbranch Accounts	3,782	2,703	-	6,485
Borrowings and Onlendings	930	74,683	-	75,614
Derivative Financial Instruments	25	25,956	-	24,711
Other Liabilities	122,751	46,614	80,810	245,194
Foreign Exchange Portfolio	6,901	14,100	35,888	52,262
Others	115,849	32,514	44,922	192,932
Technical Provisions for Insurance, Pension Plans and Premium Bonds	121,902	34,754	-	156,656
Deferred Income	1,625	421	-	2,046
Minority Interest in Subsidiaries	858	10,759	69	11,625
Economic Allocated Capital - Tier I (*)	31,129	48,939	35,522	115,590
Total Liabilities and Equity	909,779	585,088	116,401	1,427,084

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 4th quarter of 2016

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Operating Revenues	17,827	7,740	3,058	28,624
Managerial Financial Margin	10,082	5,518	2,977	18,576
Financial Margin with Clients	10,082	5,518	984	16,583
Financial Margin with Clients (ex-Discounts Granted)	10,309	5,569	984	16,862
Discounts Granted	(227)	(52)	-	(278)
Financial Margin with the Market	-	-	1,993	1,993
Commissions and Fees	5,865	2,105	9	7,980
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,879	117	72	2,068
Result from Loan Losses and Impairment	(3,139)	(2,933)	(2)	(6,074)
Provision for Loan Losses	(3,994)	(1,827)	(2)	(5,823)
Impairment	-	(1,255)	-	(1,255)
Recovery of Loans Written Off as Losses	855	149	-	1,004
Retained Claims	(347)	(16)	-	(364)
Operating Margin	14,340	4,791	3,056	22,187
Other Operating Income/(Expenses)	(9,339)	(3,725)	(756)	(13,821)
Non-interest Expenses	(8,135)	(3,397)	(394)	(11,927)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,098)	(328)	(361)	(1,786)
Insurance Selling Expenses	(106)	(1)	(1)	(108)
Income before Tax and Minority Interests	5,001	1,066	2,300	8,366
Income Tax and Social Contribution	(1,898)	70	(883)	(2,711)
Minority Interests in Subsidiaries	(47)	196	14	162
Recurring Net Income	3,056	1,331	1,431	5,817
Recurring Return on Average Allocated Capital	39.1%	10.9%	17.6%	20.7%
Efficiency Ratio (ER)	50.0%	45.9%	14.6%	45.2%
Risk-Adjusted Efficiency Ratio (RAER)	69.3%	85.6%	14.7%	68.3%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	47

Management Discussion & Analysis	Segment Analysis

Retail Banking

Revenues from Retail Banking come from the offer of banking products and services to retail and high-income clients and very small and small companies, in addition to financial products and services offered to our non-account holder clients, including vehicle financing and credit cards offered outside the branch network, and Itaú Consignado operations.

In the first quarter of 2017, recurring net income for the segment totaled R$3,283 million, a 7.4% increase from the previous period.

This increase in the quarter was primarily driven by decreases of 6.2% and 11.1% in non-interest expenses and provision for loan losses, respectively, which were partially offset by the 3.1% decrease in operating revenues.

The decrease in operating revenues was due to reductions of 4.4% in financial margin with clients and of 2.0% in commissions and fees.

The Retail Banking segment’s annualized return on allocated capital reached 40.4% in the first quarter of 2017. The efficiency ratio was 48.3% and the risk-adjusted efficiency ratio reached 66.4%.

Loan Portfolio – Retail Banking

The loan portfolio totaled R$210,023 million at the end of March 2017, decreasing 1.9% compared to December 31, 2016.

Wholesale Banking

The revenues from the Wholesale Banking segment come from: i) activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the result from our units abroad, and iii) products and services offered to middle-market companies, high-net worth clients (Private Banking) and institutional clients.

In the first quarter of 2017, net income of the Wholesale Banking segment reached R$1,208 million, a decrease of 9.3% from the previous quarter. This reduction was mainly due to a decrease of 7.8% in operating revenues. This decrease in operating revenues was partially due to reductions of 10.1% in the managerial financial margin and of 1.0% in commissions and fees.

On the other hand, in the first quarter of 2017, impairment of securities was R$444 million, 64.6% lower than in the previous quarter.

In the first quarter of 2017, return on allocated capital reached 9.2% per year, efficiency ratio was 46.3%, and adjusted efficiency ratio was 77.6%.

Loan Portfolio – Wholesale Banking

The loan portfolio reached R$268,072 million on March 31, 2017, a 3.3% decrease compared to December 31, 2016.

Middle Market

This sub-segment serves approximately 29 thousand clients (economic groups) with revenues between R$30 million and R$200 million.

Our result is well balanced between earnings from loans and services. Our risk appetite continues to focus on high-rating clients, and 86% of loans are granted “AA”, “A” and “B” ratings in accordance with the criteria set forth in Resolution No. 2,682 of the National Monetary Council.

Our credit portfolio (including sureties and endorsements) decreased 5% from the first quarter of 2016.

Large Companies

Our clients are approximately 5,800 large corporate groups and 190 financial institutions. We offer them a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets.

The credit portfolio (including endorsements and sureties) decreased 11.4% from the first quarter of 2016, mainly on foreign currency products. In our loan portfolio, 85% of credits are rated “AA”, “A” and “B”, according to criteria set forth in Resolution No. 2,682 of the National Monetary Council.

For derivatives, we maintained our outstanding position in CETIP (Clearing House for the Custody and Financial Settlement of Securities). We focus on operations that hedge our clients’ exposures to foreign currencies, interest rates and commodities.

Investment Banking

Fixed Income: we took part in local operations with debentures, promissory notes and securitization, which totaled R$3.0 billion up to March 2017.

Mergers and Acquisitions: in the period from January to March 2017, our Merger and Acquisition operation provided financial advisory on 11 transactions in Latin America, totaling US$1,413 million, reaching the leadership position in the Dealogic ranking.

Project Finance: in the first quarter of 2017, we served as advisor and/or creditor of approximately R$1.7 billion in financing to 15 different projects of infrastructure in different sectors. Among these operations, we highlight our participation as the main coordinator of the debentures structuring in the amount of R$421.5 million for the implementation of Pirapora I, a solar power generation project. That said, Pirapora I becomes the first solar "utility scale" project to access the capital market in Brazil.

Itaú Unibanco Holding S.A.	48

Management Discussion & Analysis	Segment Analysis

Wealth Management and Services

Asset Management

In March 2017, we reached R$559.6 billion(*) in managed assets, accounting for 15.1% of total market. We posted a 14.3% growth in assets under management from the same period of the previous year.

In March 2017, we launched the Personnalité Investimento 360 platform, increasing convenience to our clients as it provides a large range of investment products offered by Itaú and other financial institutions through Itaú Corretora. This initiative also provides a specialized advisory service, which takes into account our clients’ needs in the short, medium and long term, offering more agility to investors by monitoring their financial transactions and returns as a whole in a single place.

With this new service, we expand to Personnalité clients the best opportunities offered in Investment Funds, Tesouro Direto (government bonds), Pension Plan, shares, bills, and time deposits, in accordance with the investor's profile.

In the ranking published by Investidor Institucional magazine, Itaú Asset Management ranked at the top position with the best funds to institutional customers, with 28 funds rated as excellent, both in fixed income and equity funds. This ranking covers the period from July 2015 to June 2016.

Kinea, the investments management company controlled by Itaú Unibanco, holds R$16.7 billion in managed assets in March 2017.

(*) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – March 2017. Considers Itaú Unibanco and Intrag.

Securities Services

With four lines of business, the Securities Services area serves both publicly and closely-held companies, pension funds, asset management and international investors, totaling 3,273 clients in 22 countries. We ended March 2017 with a custody market share of 24.1% and a total of R$1,348 billion in assets under custody, an increase of 20% from the same period of 2016. Our business lines are:

Local Custody and Fiduciary Administration: we offer custody and accounting services for portfolios, investment, mutual and pension funds, services of fund administration, rebalancing fund services and contracting of service providers. We ended March with R$1,176 billion under custody, up 21% from the same period of 2016.

International Custody: we offer custody and representation services to non-resident investors, custody of ADR programs and depositary services for Brazilian Depositary Receipts (BDR) programs. We ended March with R$172 billion under custody, an increase of 14% from the volume under custody in the same period of 2016.

Source: Itaú Unibanco, ANBIMA (Brazilian Financial and Capital Markets Association) and B3 – March 2017

Corporate Solutions: we offer many solutions for capital markets, such as control of stock option programs, bookkeeping of shares, debentures, and settlement and custody of promissory notes and bank credit notes. We also work as guarantee agents in operations of Project Finance, Escrow Accounts, and loan and financing contracts. We are leaders in the bookkeeping of shares, providing services to 206 companies listed on B3, representing 61.1% of the total market, and in the bookkeeping of debentures, acting as the bookkeeper of 405 issues as of March 2017.

Private Bank

With a full global wealth management platform, we are leaders in Brazil with a market share higher than 27%, and one of the main players in Latin America. Our multidisciplinary team, which comprises private bankers and is supported by investment advisers and product experts, provides comprehensive financial services, meeting and addressing the needs of our clients from eight offices in Brazil and in Zurich, Miami, New York, Santiago, Asunción and Nassau.

Our clients have access to a full portfolio of products and services, ranging from investment management to estate planning, as well as banking and credit solutions. In addition to our customized products and services, we offer clients access to an open investment framework offered by other service providers.

The business maintains its focus on its mission of being the leading player in client satisfaction and sustainable performance. Among the several initiatives to add value to our clients and shareholders, we highlight the ongoing investments in technology and expansion of the international platform.

In 2016, we were recognized by the world’s top international Private Banking market publications:

Private Wealth Management/The Banker

•	Best Private Bank in Latin America (2016)
•	Best Private Bank in Brazil (2016)

Private Banker International

•	Outstanding Private Bank - Latin America (2016)
•	Most Effective Investment Service Offering (2016)

Euromoney

•	Best Private Banking Services Overall in Brazil (2016)

Global Finance

•	Best Private Bank in Emerging Markets for 2017
•	Best Private Bank in Brazil for 2017

Activities Abroad

Our activities abroad include business with retail clients and large companies, and investment banking activities in 18 countries outside Brazil.

Itaú Unibanco Holding S.A.	49

Management Discussion & Analysis	Results - Brazil and Latin America

We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil.

Additional information on our activities abroad is available on next pages.

Income Statement | Quarterly Change

	1Q17			4Q16			change
			Latin			Latin			Latin
			America			America			America
In R$ millions	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)
Operating Revenues	26,973	24,977	1,996	28,624	26,466	2,159	-5.8%	-5.6%	-7.5%
Managerial Financial Margin	17,122	15,765	1,357	18,576	16,980	1,596	-7.8%	-7.2%	-15.0%
Financial Margin with Clients	15,254	14,074	1,179	16,583	15,174	1,409	-8.0%	-7.2%	-16.3%
Financial Margin with Clients (ex-Discounts Granted)	15,547	14,358	1,189	16,862	15,450	1,412	-7.8%	-7.1%	-15.8%
Discounts Granted	(293)	(284)	(10)	(278)	(276)	(2)	5.4%	2.7%	-
Financial Margin with the Market	1,868	1,691	177	1,993	1,806	186	-6.3%	-6.4%	-4.9%
Commissions and Fees	7,844	7,233	611	7,980	7,450	530	-1.7%	-2.9%	15.3%
Result from Insurance [2]	2,007	1,979	28	2,068	2,035	33	-3.0%	-2.8%	-13.6%
Result from Loan Losses and Impairment	(4,988)	(4,591)	(397)	(6,074)	(5,355)	(718)	-17.9%	-14.3%	-44.8%
Provision for Loan Losses	(5,392)	(4,960)	(432)	(5,823)	(5,066)	(757)	-7.4%	-2.1%	-42.9%
Impairment	(444)	(444)	-	(1,255)	(1,255)	-	-64.6%	-64.6%	-
Recovery of Loans Written Off as Losses	849	813	36	1,004	965	39	-15.4%	-15.7%	-7.7%
Retained Claims	(321)	(312)	(9)	(364)	(354)	(10)	-11.8%	-11.8%	-10.3%
Operating Margin	21,664	20,073	1,591	22,187	20,756	1,431	-2.4%	-3.3%	11.2%
Other Operating Expenses	(12,694)	(11,237)	(1,457)	(13,821)	(12,178)	(1,643)	-8.2%	-7.7%	-11.3%
Non-interest Expenses	(11,001)	(9,585)	(1,416)	(11,927)	(10,309)	(1,618)	-7.8%	-7.0%	-12.5%
Tax Expenses and Other [3]	(1,693)	(1,653)	(41)	(1,894)	(1,869)	(25)	-10.6%	-11.6%	63.4%
Income before Tax and Minority Interests	8,970	8,836	134	8,366	8,579	(212)	7.2%	3.0%	-162.9%
Income Tax and Social Contribution	(2,767)	(2,769)	2	(2,711)	(2,945)	234	2.1%	-6.0%	-99.1%
Minority Interests in Subsidiaries	(27)	(55)	28	162	(33)	196	-116.8%	66.7%	-85.7%
Recurring Net Income	6,176	6,012	164	5,817	5,600	217	6.2%	7.3%	-24.5%

1 Includes units abroad ex-Latin America.

2 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

3 Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A.	50

Management Discussion & Analysis	Activities Abroad

In Argentina, Chile, Paraguay, Uruguay and Colombia we operate in retail, companies, corporate and treasury segments, with commercial banking as our main focus. In Peru, we have a representation office.

We operate in Chile, Colombia and Panama through Itaú CorpBanca, bank that we control since April 1, 2016, when all necessary regulatory approvals for the merger between Banco Itaú Chile and CorpBanca were obtained.

In Chile, Itaú CorpBanca is the 4th largest private bank in terms of loans. Branches migration and client segmentation should be completed by December, 2017. Merger synergies are expected to become more evident from 2018 onwards.

In Colombia, in which we started to operate after the mentioned merger, we are the 5th largest bank in terms of loans. As of May 2017, we will also operate in this country under the “Itaú” brand, and, until June 2018, we plan to complete the system integration.

Additionally, we have operations in Europe (Portugal, United Kingdom, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong and Tokyo), mainly serving institutional, investment banking, corporate and private banking clients.

Information about the number of employees abroad and the international service network is presented below:

Employees Abroad

*includes employees from Panama

International Service Network

Itaú Unibanco Holding S.A.	51

Management Discussion & Analysis	Activities Abroad

Latin America

Latin America is a priority for our international expansion due to geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals or companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay, mainly focused in commercial bank and, with the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded even more our operations in the region. In Peru, we operate in the corporate segment through a representative office.

We present consolidated results for Latin America as well as for its respective countries in constant currency(1) and, in managerial concept, which includes the allocation of Brazil’s cost structure and the impact of Brazilian income tax.

Income Statement | Latin America (2)

	1Q17			4Q16
							Change
	Nominal	Exchange	Constant	Nominal	Exchange	Constant	in Constant
In R$ millions	Currency	Rate Effect (1)	Currency	Currency	Rate Effect (1)	Currency	Currency
Operating Revenues	1,996	(41)	1,955	2,159	(203)	1,955	0.0%
Managerial Financial Margin	1,357	(38)	1,319	1,596	(180)	1,416	-6.9%
Financial Margin with Clients	1,179	(9)	1,171	1,409	(53)	1,357	-13.7%
Financial Margin with the Market	177	(29)	148	186	(127)	60	148.6%
Commissions and Fees	611	(3)	608	530	(22)	508	19.8%
Insurance, Pension Plan and Premium Bonds	28	(0)	28	33	(2)	31	-10.9%
Result from Loan Losses and Impairment	(397)	4	(393)	(718)	32	(686)	-42.8%
Provision for Loan Losses	(432)	5	(428)	(757)	34	(723)	-40.8%
Recovery of Loans Written Off as Losses	36	(0)	35	39	(2)	37	-4.3%
Retained Claims	(9)	0	(9)	(10)	0	(9)	-6.7%
Other Operating Expenses	(1,457)	25	(1,432)	(1,643)	67	(1,576)	-9.1%
Non-Interest Expenses	(1,416)	9	(1,407)	(1,618)	69	(1,549)	-9.2%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(41)	15	(25)	(25)	(2)	(27)	-4.1%
Insurance Selling Expenses	(0)	0	0	(0)	0	(0)	0.0%
Income before Tax and Minority Interests	134	(12)	121	(212)	(104)	(316)	-138.5%
Income Tax and Social Contribution	2	4	7	234	39	273	-97.6%
Minority Interests in Subsidiaries	28	(0)	28	196	(12)	184	-85.0%
Recurring Net Income	164	(8)	156	217	(77)	141	10.7%
Return on Average Equity - Annualized	6.8%		6.4%	9.3%		6.0%	40	bps
Efficiency Ratio	72.8%		73.2%	76.2%		80.7%	- 750	bps

(1) Consists of the elimination of foreign exchange variation, which is obtained by the application of the average foreign exchange rate of March 2017 to all periods analyzed and hedge adjustments; (2) Includes our operations in Argentina, Chile, Paraguay, Uruguay, Colombia, Peru, Panama and Mexico.

In the first quarter of 2017, net income for Latin America totaled R$156 million, up 10.6% when compared to the previous quarter. This increase was mainly driven by the 40.8% decrease in provision for loan losses, mainly observed in Chile.

Also in the quarter, the highlights were the 19.7% increase in commissions and fees and the 9.2% decrease in non-interest expenses, both mainly in Chile. These positive changes were partially offset by the 13.7% decrease in the financial margin, which occurred mainly in our operation in Colombia.

Itaú Unibanco Holding S.A.	52

Management Discussion & Analysis	Activities Abroad

Argentina

In Argentina, we offer products and services for corporate, small and middle-market companies and retail segments, focused on large companies that have trade relations with Brazil.

In the first quarter of 2017, the result in Argentina reached R$29 million, a 38.1% decrease from the previous quarter.

In this quarter, operating revenues decreased 8.2%, mainly due to a decrease in the margin with the market, concentrated in derivative transactions, and in commissions and fees, mainly due to lower commissions from the corporate segment and credit card revenues in the retail segment.

Income Statement | Argentina

In R$ millions (in constant currency)	1Q17	4Q16	change
Operating Revenues	282	307	-8.2%
Managerial Financial Margin	169	180	-6.2%
Financial Margin with Clients	155	155	-
Financial Margin with the Market	14	25	-45.5%
Commissions and Fees	113	128	-11.1%
Result from Loan Losses and Impairment	(10)	(10)	-
Provision for Loan Losses	(11)	(11)	-
Recovery of Loans Written Off as Losses	1	1	-
Other Operating Expenses	(238)	(241)	-1.1%
Non-Interest Expenses	(214)	(216)	-0.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(24)	(25)	-2.9%
Income before Tax and Minority Interests	34	57	-40.5%
Income Tax and Social Contribution	(5)	(11)	-51.2%
Recurring Net Income	29	46	-38.1%
Return on Average Equity - Annualized	10.2%	18.8%	- 860	bps
Efficiency Ratio	82.9%	76.4%	650	bps

Chile

The table below shows the results obtained in Chile in the first quarter of 2017, which comprise the results of Itaú CorpBanca in Chile, Colombia and Panama. Focused on large and medium companies and individuals, Itaú Corpbanca offers universal banking products.

In the first quarter of 2017, the result reached R$19 million, an increase of R$70 million from the previous quarter.

The highlight was the 43.4% decrease in provision for loan losses which had increased in the last quarter of 2016 due to a process of extensive review of the corporate clients portfolio, both in Chile and in Colombia. Non-interest expenses recorded a 13.1% decrease, mainly due to higher labor charges related to the reduction in headcount resulting from the merger that had occurred in the previous quarter.

These positive effects were partially offset by a decrease in the financial margin, occurred mainly in Colombia.

Income Statement | Chile (Includes participation of subsidiaries from Chile in Colombia and Panama)

In R$ millions	1Q17	4Q16	change
Operating Revenues	1,129	1,092	3.4%
Managerial Financial Margin	829	913	-9.2%
Financial Margin with Clients	737	933	-20.9%
Financial Margin with the Market	92	(19)	-
Commissions and Fees	273	147	84.9%
Insurance, Pension Plan and Premium Bonds	28	31	-10.9%
Result from Loan Losses and Impairment	(354)	(646)	-45.3%
Provision for Loan Losses	(385)	(680)	-43.4%
Recovery of Loans Written Off as Losses	31	33	-6.3%
Retained Claims	(9)	(9)	-6.7%
Other Operating Expenses	(849)	(976)	-13.0%
Non-Interest Expenses	(847)	(974)	-13.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	-4.6%
Insurance Selling Expenses	(1)	(1)	-9.7%
Income before Tax and Minority Interests	(82)	(540)	-
Income Tax and Social Contribution	73	305	-
Minority Interests in Subsidiaries	28	184	-
Recurring Net Income	19	(51)	-
Return on Average Equity - Annualized	1.3%	-3.5%	470	bps
Efficiency Ratio	75.7%	90.1%	- 1,440	bps

Itaú Unibanco Holding S.A.	53

Management Discussion & Analysis	Activities Abroad

Paraguay

In Paraguay, we offer products and services for companies in the small and middle-market, agribusiness, and retail segments. The main sources of income in Paraguay are retail products, especially credit cards.

Net income in Paraguay reached R$52 million this quarter, an 8.2% decrease from the previous quarter.

The financial margin increased 11.0% compared to the previous quarter, mainly driven by higher loans volume. This effect was partially offset by lower margin with the market, mainly in foreign exchange positions.

Provision for loan losses decreased 35.8% this quarter mainly due to higher provisions for corporate clients occurred in the last quarter. Non-interest expenses were 3.9% higher, mainly due to increases in personnel and facilities expenses.

Income Statement | Paraguay

In R$ millions (in constant currency)	1Q17	4Q16	change
Operating Revenues	195	189	2.9%
Managerial Financial Margin	142	136	4.3%
Financial Margin with Clients	124	112	11.0%
Financial Margin with the Market	18	24	-27.0%
Commissions and Fees	53	53	-0.8%
Result from Loan Losses and Impairment	(11)	(18)	-38.5%
Provision for Loan Losses	(13)	(20)	-35.8%
Recovery of Loans Written Off as Losses	1	1	5.5%
Other Operating Expenses	(99)	(96)	4.0%
Non-Interest Expenses	(99)	(96)	3.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(0)	(0)	-
Income before Tax and Minority Interests	84	75	11.6%
Income Tax and Social Contribution	(32)	(19)	70.7%
Recurring Net Income	52	56	-8.2%
Return on Average Equity - Annualized	19.8%	23.9%	- 410	bps
Efficiency Ratio	51.0%	50.4%	50	bps

Uruguay

In Uruguay, we operate in the segments of small and middle-market companies and retail, targeting medium and high-income clients.

Net income of our operations in Uruguay was R$57 million in the first quarter of 2017, down 31.2% from the previous quarter.

Financial margin with clients increased 6.9%, mainly in the retail segment driven by higher spreads in deposits. On the other hand, there was a 2.0% decrease in commissions and fees, mainly due to lower credit card revenues.

Provision for loan losses increased 48,0% in the quarter, mainly in the companies segment despite the improvement in the retail segment. Non-interest expenses recorded a 3.6% reduction, mainly due to the decrease in personnel expenses.

Income Statement | Uruguay

In R$ millions (in constant currency)	1Q17	4Q16	change
Operating Revenues	333	331	0.5%
Managerial Financial Margin	170	165	3.0%
Financial Margin with Clients	146	137	6.9%
Financial Margin with the Market	24	28	-15.8%
Commissions and Fees	163	166	-2.0%
Result from Loan Losses and Impairment	(18)	(12)	43.7%
Provision for Loan Losses	(20)	(13)	48.0%
Recovery of Loans Written Off as Losses	2	1	-
Other Operating Expenses	(222)	(230)	-3.5%
Non-Interest Expenses	(222)	(230)	-3.6%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	17.1%
Income before Tax and Minority Interests	93	88	4.9%
Income Tax and Social Contribution	(35)	(5)	-
Recurring Net Income	57	84	-31.2%
Return on Average Equity - Annualized	20.7%	32.1%	- 1,140	bps
Efficiency Ratio	66.8%	69.5%	- 280	bps

Peru

In Peru, we operate in the corporate segment through a representative office.

Mexico

We will maintain our presence in Mexico with an office dedicated to equity research activities.

Itaú Unibanco Holding S.A.	54

Itaú

1st quarter of 2017

Management Discussion & Analysis

Additional Information

Itaú Unibanco Holding S.A.

Management Discussion & Analysis	Ownership Structure

Itaú Unibanco Holding’s capital stock is comprised of common shares (ITUB3) and non-voting shares (ITUB4), both traded on B3. Non-voting shares are also traded as depositary receipts on the NYSE (New York).

Outstanding Shares | Itaú Unibanco Holding S.A.

In thousands	Common Shares	Non-voting Shares	Total
Number of Shares	3,351,744	3,230,563	6,582,308
Treasury Shares
On 12/31/2016	3.1	69,604	69,608
Purchases of treasury shares	-	7,976	7,976
Exercised - Granting of stock options	-	(11,689)	(11,689)
Disposals - Stock option plan	-	(8,191)	(8,191)
On 03/31/2017 (1)	3.1	57,700	57,703
Total Shares (-) Treasury Shares	3,351,741	3,172,863	6,524,604

1) The average cost of non-voting treasury shares was R$28.02 and of common treasury shares was R$6.59. For further information, including information on the “Stock Option Plan”, see Note 16 to the financial statements.

Our ownership structure aims to optimize capital allocation among the many segments comprised in the conglomerate. Itaú Unibanco Holding is controlled by IUPAR, which is jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by the members of the Egydio de Souza Aranha family, while Cia. E. Johnston is controlled by the members of the Moreira Salles family.

The organization chart below summarizes the current ownership structure on March 31, 2017:

Note: The percentages do not include treasury shares.

(1) Besides the treasury stocks, the percentages do not consider the participation of controlling stockholders.

New Procedure for Payment of Dividends and Interest on Capital

Since the merger between Itaú and Unibanco1, the percentage of recurring consolidated net income distributed as dividends and interest on capital (net payout) was 31% on average.

At the Board of Directors’ meeting held on February 6, we changed our practice to pay dividends and interest on capital, which will now range from 35% to 45% of recurring consolidated net income in the following years2. In 2016, net payout was 45%.

1 Period from 2009 to 2015.

2 The payout range is subject to changes arising from any mergers and acquisitions, regulatory corporate changes, and significant changes in risk-weighted assets. Previously listed events that may bring about changes in net payout are not comprehensive, that is, they are not examples of occa-sional situations that might affect payout. Payout range may be subject to changes, but always including the minimum distribution set forth in our Bylaws.

Free Float - Non-voting Shares | on 03/31/2017

Itaú Unibanco Holding S.A.	56

Management Discussion & Analysis	Stock Market Performance

Stock Market Performance | 1Q17

Our common and non-voting shares were traded on all B3’s sessions in the first quarter of 2017.

	(R$)	(R$)	(US$)
	Non-voting Shares	Common Shares	ADRs
	ITUB4	ITUB3	ITUB
Closing Price at 03/31/2017	37.90	33.77	12.07
Maximum price in the quarter	42.00	36.38	13.65
Average price in the quarter	38.31	33.34	12.22
Minimum price in the quarter	33.31	29.36	10.52
Closing Price at 12/31/2016(1)	33.85	30.00	10.28
Maximum price in 12 months(2)(3)	42.00	36.38	13.65
Average price in 12 months (2)	33.10	28.68	10.10
Minimum price in 12 months(2)(4)	25.32	22.27	7.19
Closing Price at 03/31/2016	28.37	24.28	7.81
Change in 1Q17	12.0%	12.6%	17.4%
Change in the last 12 months	33.6%	39.1%	54.6%
Average daily trading financial volume - in 12 months (million)(2)	420.1	4.4	145.0
Average daily trading financial volume in 1Q17 (million)	424.2	5.4	145.1

(1) On December 31, 2016 and December 30, 2016, no session was held on B3. Therefore, the amounts presented refer to December 29, 2016. ADRs amounts refer to December 30, 2016.

(2) From 04/01/17 to 03/31/17;

(3) Prices on 02/16/17 for non-voting shares, on 02/23/17 for common shares, and on 02/16/17 for ADRs;

(4) Prices on 06/27/16 for non-voting shares, on 06/28/16 for common shares, and on 05/31/16 for ADRs.

Closing price at the end of each period (1)

(1) ITUB4, ITUB3 and ITUB historical information of 2015, 2014, 2013 and 2012 was adjusted by the October 2016, July 2015, June 2014 and May 2013 bonus in shares.

Share Buyback Program – In the first quarter of 2017, we acquired 7,976,000 non-voting shares of own issue in the amount of R$285.8 million at the average price of R$35.83 per share1.

In April 2017, we acquired 7,461,800 non-voting shares of own issue in the amount of R$284.6 million.

Considering the current program2, from November 2016 to April 2017, we bought back 38,087,800 non-voting shares at the average price of R$34.59 per share1.

The share buyback process is aimed at (i) maximizing the capital allocation through the efficient application of available funds, (ii) arranging for the delivery of shares to employees and management members of the Company and its subsidiaries under the scope of remuneration models and long-term incentive plans; and (iii) using the shares acquired if business opportunities arise in the future.

1 Buyback amounts include settlement, brokerage fees and emoluments.

2 In accordance with the Material Fact disclosed on February 2, 2016, these purchases refer to the buyback program approved by the Board of Directors, which renewed the limit for purchase of up to 10.0 million common shares and 50.0 million non-voting shares of own issue for the period from February 3, 2016 to August 2, 2017.

Market Indicators

1): Closing price of non-voting share at the period end/Earnings per share. For calculation purposes, the retained earnings of the last 12 months were included. (2): Closing price of non-voting share at the period-end/Book value per share at the period end.

Average Daily Trading Volume (B3 + NYSE)

Market Consensus

Major market analysts periodically issue recommendations on the shares that are the subject matter of their analysis. These recom-mendations help many investors choose the best option in which to invest their capital.

Based on information provided by Thomson Analytics and Bloom-berg on April 24, 2017, we present below a summary of the recom-mendations on Itaú Unibanco Holding’s non-voting shares.

	Thomson	Bloomberg
Buy	10	10
Hold	8	9
Sell	1	2
Number of Analysts	19	21

Based on information provided by Thomson, the estimated average target price for 2017 was R$41.11. According to Bloomberg, the estimated average target price was R$42.07.

Net Income per Share(1) , Recurring Net Income per Share(1) and Dividends and Interest on Capital Net per Share(1)

(1) For the purposes of calculation, the retained earnings and dividends / interest on capital equity for the last 12 months were considered. ITUB4, ITUB3 and ITUB historical information of 2015, 2014, 2013 and 2012 was adjusted by the October 2016, July 2015, June 2014 and May 2013 bonus in shares.

Itaú Unibanco Holding S.A.	57

Management Discussion & Analysis	Stock Market Performance

Dividends and Interest on Capital

We remunerate our stockholders by means of monthly and complementary payments of dividends and interest on capital. In the first quarter of 2017, we paid or recognized a provision of R$2.47 billion in dividends and interest on capital, net of taxes.

Dividend Yield (Dividends and Interest on Capital Distributed or Provided for/Average Price(1))

It is the ratio of total dividends/interest on capital distributed or provided for to the share price, which indicates the return on investment to the stockholder through profit sharing during each period.

Payout (Net Dividends and Interest on Capital Distributed / Net Income)

(1): Average price on the first day of each period.

(2): For calculation purposes, it was considered the total Dividends & Interest on capital paid or provided for on the shareholding position from 01/01 to 12/31 of each year.

For the calculation of the first quarter, the shareholding position used was 04/01/16 to 03/31/17 .

Credit Risk Assessment by Rating Agencies

In March 2017, Moody’s changed the risk outlook of Itaú Unibanco S.A. and Itaú Unibanco Holding S.A. from negative to stable, in line with the review of the sovereign risk perspective.

Also in March 2017, Fitch affirmed the ratings of Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. The rating agency highlighted the high liquidity, good capitalization, consistent profitability and comfortable levels of the bank’s asset quality.

Events after March 31, 2017

CARF’s Decision (Administrative Council of Tax Appeals) – In 2013, the Brazilian Federal Revenue Service issued a tax assessment notice regarding the collection of income tax and social contribution on net income (CSLL) arising from the corporate operation related to the merger between Itaú and Unibanco financial conglomerates. On April 10, 2017, CARF, by the Ordinary Instance, issued a favorable decision to the Company, recognizing that the intended collections of income tax and social contribution on net income were inapplicable and ratifying the regularity and legitimacy of the merger of Itaú and Unibanco in the way it was fully approved by the Central Bank of Brazil, CVM, and the Administrative Council for Economic Defense (CADE), which reaffirms the Company’s understanding that the operations carried out were legitimate. Since the receipt of the tax assessment notice from the Brazilian IRS, Itaú Unibanco has believed that the risk of loss in the above mentioned tax proceeding was remote.

Group Life Insurance – In April, after approvals from SUSEP and CADE, were obtained, we completed the sale of 100% of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A., announced in September 2016. The sale of this operation reinforces our already-disclosed strategy of focusing on mass-market insurance products typically related to the retail banking segment.

Consolidated Annual Report and Integrated Report – On April 20, 2017, we disclosed our Consolidated Annual Report, an important source of information on the Company, our performance, corporate governance, risk management and sustainability practices, and the Integrated Report, which addresses our strategies, business, products and services. For this information, visit our website www.itau.com.br/annual-report.

Annual and Extraordinary General Stockholders’ Meetings -

On April 19, 2017 we held the Annual and Extraordinary General Meetings for our stockholders to resolve on: the approval of the financial statements for the year ended December 31, 2016 and of the allocation of net income for the period; the election of members for the Board of Directors and Fiscal Council; the formalization and ratification of the Stock Grant Plan; and the approval of compensation for the members of the Executive Board, Board of Directors and Fiscal Council of the Company.

The Stockholders’ Meeting Manual was made available 30 days in advance of the meeting, and the main resolutions are available on the Investor Relations website www.itau.com.br/investor-relations, and on the websites of CVM, B3 and SEC.

Market Relations

In the first quarter of 2017, we took part in 10 conferences and 6 road shows in Brazil and abroad. Over 2017, we have already held four Apimec meetings (Rio de Janeiro, Belo Horizonte, Florianópolis and Curitiba), with the attendance of 416 participants.

Schedule for 2017

May
03	Earnings Release – 1st Quarter of 2017
04	Conference Call – 1st Quarter of 2017
15	Apimec SP - Santos
18	APIMEC-SP - Campinas
22	APIMEC-SUL - Porto Alegre
30	APIMEC-NE - Salvador

June
01	APIMEC-NE - Recife
06	APIMEC-MG - Uberlândia
08	APIMEC-SP - Ribeirão Preto
13	APIMEC-SUL - Londrina
20	APIMEC-DF - Goiânia
22	APIMEC-DF - Brasília
27	APIMEC-NE - Fortaleza

August
01	Earnings release – 2nd Quarter of 2017
02	Conference Call – 2nd Quarter of 2017

September
26	APIMEC-SP - São Paulo

October
31	Earnings release – 3rd Quarter of 2017

November
01	Conference Call – 3rd Quarter of 2017

Itaú Unibanco Holding S.A.	58

(A free translation of the original in Portuguese)

Report of independent auditors on
supplementary information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding SA. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (Consolidated) as of March 31, 2017, on which we issued an unqualified opinion dated May 2, 2017, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the three month period ended March 31, 2017.

Scope of the Review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at March 31, 2017, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, May 2nd, 2017

PricewaterhouseCoopers	Washington/Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5

Itaú Unibanco Holding S.A.	59

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Itaú Unibanco Holding S.A.	60

March 31, 2017

Complete Financial Statements

Itaú Unibanco Holding S.A.

MANAGEMENT REPORT – January to March 2017

To Our Stockholders,

The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and its subsidiaries for the period from January to March 2017 follow the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP), and the National Superintendence of Supplementary Pension (PREVIC).

The information presented in this material is available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information) and on the websites of CVM and of the Securities and Exchange Commission (SEC). Our results may also be accessed on mobile devices and tablets, and through our application “Itaú RI” (app), respectively.

1) OVERVIEW

	March, 31 2017	March, 31 2016
Net income (R$ billion)	6.1	5.2
Recurring net income (R$ billion)	6.2	5.2
Recurring return on average equity - annualized(1)	22.0%	19.6%
BIS of Prudential Conglomerate	18.1%	17.7%
Total Assets (R$ billion)	1,413.3	1,283.8
Total Loan Portfolio (including Sureties, Endorsements and Guarantees) (R$ billion)	550.3	517.5
Employees	94,955	89,627
Brazil	81,219	82,871
Abroad	13,736	6,756
Branches and CSB – Client Service Branches (units)(2)	5,005	4,921
Digital Branches	144	108
Branches in Brazil(3)	3,553	3,755
CSB in Brazil	757	813
Branches and CSB in Latin America	551	245
ATM – Automated Teller Machines (units)(4)	46,407	44,649
Activities Abroad (countries)(5)	18	18

(1) Itaú Corpbanca's data were consolidated on 2nd quarter 2016, except Recurring return on average equity - annualized which considered proforma results of Itaú Corpbanca of the first quarter of 2016.

(2) Client Service Branches consider only Bank's Client Service Branches.

(3) Includes representative offices of IBBA abroad.

(4) Includes Electronic Service Branches, points of services in third parties’ establishments and Banco24horas ATMs.

(5) Excludes Brazil.

2) HIGHLIGHTS

2.1) Reports and Policy

Consolidated Annual Report – On April, 2017, we disclosed our Consolidated Annual Report, a document that unifies Form 20-F, the Annual Report, and the Offering Memorandum for the Medium-Term Note Program, or MTN Program, to centralize and consolidate how we present Itaú Unibanco’s significant information to many strategic stakeholders. This document is an important source of information on the Company, as it describes our strategies, performance, main business, corporate governance, risk management, and sustainability practices.

Integrated Report – On that same month, we disclosed the Integrated Report, which also addresses our strategies, business, products, services, and mainly how we create shared value and ensure the continuity of our business to our clients, stockholders, employees, and society.

For this information, visit our website www.itau.com.br/annual-report.

Relationship Policy with Public Officials and Contracting with Bodies and Companies of Public Administration – It consolidates the main rules and practices followed in Itaú Unibanco Conglomerate’s relationship with Public Officials, aimed to ensure the ethical and transparent performance of the management members and employees, as well as to prevent and fight against frauds and illegal acts under bidding processes and administrative contracts. Our policies may be accessed on the Investor Relations website > Corporate Governance > Rules and Policies.

2.2) New Composition of the Board of Directors

At the Annual Stockholders' Meeting of April 19, 2017, the following members were elected to the Board of Directors, of whom 42% are deemed independent members: Alfredo Egydio Setubal, Amos Genish1, Fábio Colletti Barbosa1, Geraldo José Carbone, Gustavo Jorge Laboissière Loyola1, João Moreira Salles, José Galló1, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes1, Pedro Moreira Salles (co-chairman), Ricardo Villela Marino and Roberto Egydio Setubal (co-chairman).

1 Independent member

Candido Botelho Bracher, who was a member of the Board, was elected as CEO of Itaú Unibanco Holding, replacing Roberto Egydio Setubal.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	62

2.3) Corporate Events

New Procedure for Payment of Dividends and Interest on Capital – Since the merger between Itaú and Unibanco1, the percentage of recurring consolidated net income distributed as dividends and interest on capital (net payout) was 31% on average.

At the Board of Directors’ meeting held on February 6, 2017, we changed our procedure to pay dividends and interest on capital, which will now range from 35% to 45% of recurring consolidated net income in the following years2. In 2016, net payout was 45%.

1 Period from 2009 to 2015.

2 The payout range is subject to changes arising from any mergers and acquisitions, regulatory corporate changes, and significant changes in risk-weighted assets. Previously listed events that may bring about changes in net payout are not comprehensive, that is, they are not examples of occasional situations that might affect payout. The payout range may be subject to changes, but always including the minimum distribution set forth in our Bylaws

Share Buyback Program – In the first quarter of 2017, we acquired 7,976,000 preferred shares of own issue in the total amount of R$285.8 million at the average price of R$35.83 per share1.

In April 2017, we repurchased 7,461,800 preferred shares of own issue in the amount of R$284.6 million. Taking into account the current program2, from November 2016 and April 2017, we repurchased 38,087,800 preferred shares at the average price1 of R$34.59.

The share buyback process is aimed at (i) maximizing the capital allocation through the efficient application of available funds, (ii) arranging for the delivery of shares to the employees and management members of the Company and its subsidiaries under the scope of remuneration models and long-term incentive plans; and (iii) using the shares acquired if business opportunities arise in the future.

1 Buyback amounts include settlement and brokerage fees. For further information on volumes traded and prices, visit www.itau.com.br/investor-relations> Corporate Governance > Trading of Own Shares, or see Note 16 to the financial statements.

2 In accordance with the Material Fact disclosed on February 2, 2016, these purchases refer to the buyback program approved by the Board of Directors, which renewed the limit for purchase of up to 10.0 million common shares and 50.0 million non-voting shares of own issue for the period from February 3, 2016 to August 2, 2017.

2.4) Events after march 31, 2017

Group Life Insurance – In April, after approvals from SUSEP and CADE, the Brazilian antitrust agency, were obtained, we completed the sale of 100% of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A., announced in September 2016. The sale of this operation reinforces our already-disclosed strategy of focusing on mass-market insurance products typically related to the retail banking segment.

CARF’s Decision (Administrative Council of Tax Appeals) – In 2013, the Brazilian IRS (Internal Revenue Services) issued a tax assessment notice regarding the collection of income tax and social contribution on net income (CSLL) arising from the corporate operation related to the merger between the Itaú and Unibanco financial conglomerates. On April 10, 2017 CARF, by Ordinary Instance, issued a favorable decision to the Company, recognizing that the intended collections of income tax and social contribution on net income were inapplicable and ratifying the regularity and legitimacy of the merger of Itaú and Unibanco in the way it was fully approved by the Central Bank of Brazil, CVM, and the Administrative Council for Economic Defense (CADE), which reaffirms the Company’s understanding that the operations carried out were legitimate.

Since the receipt of the tax assessment notice from the Brazilian IRS, Itaú Unibanco has believed that the risk of loss in the above mentioned tax proceeding was remote.

3. PERFORMANCE

3.1) Result and Returns

	Jan to	Jan to
In R$ billion	Mar/2017	Mar/2016	Change (%)(1)
Income from financial operations before loan and losses	17.9	19.6	(8.7)
Expenses for allowance for loan losses	(5.4)	(7.2)	(25.4)
Income from recovery of credits written off as loss	0.9	0.8	2.6
Banking service fees and income from bank charges	8.6	7.7	11.3
Result from insurance, pension plan and capitalization operations	1.0	1.0	(0.6)
Personnel, other administrative and operating expenses	(11.8)	(10.4)	12.7
Tax expenses	(1.9)	(2.0)	(6.2)
Equity in earnings of affiliates and Other operating revenues(2)	0.5	0.3	29.3
Income tax and social contribution, Minority interest in subsidiaries and Profit sharing – Management Members	(3.7)	(4.6)	(20.8)
Net income	6.1	5.2	16.8
Recurring net income(3)	6.2	5.2	18.0
Dividends and interest on capital (net of taxes)	2.5	1.0	144.0
Recurring return on average equity - annualized(4)	22.0%	19.6%	2.4 p.p.
Recurring return on average assets - annualized(4)	1.7%	1.4%	0.3 p.p.

(1) Change is calculated based on actual figures in units.

(2) Equity in earnings of affiliates, jointly controlled entities and other investments, Other operating revenues and Non-operating income.

(3) Excludes the non-recurring effects of each period.

(4) Itaú Corpbanca's data were consolidated on 2nd quarter 2016. Except Recurring return on average equity - annualized and Recurring return on average assets - annualized, which considered proforma results of Itaú Corpbanca of the first quarter of 2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	63

Each of the following factors has contributed to the composition of net income from January to March 2017:

Income from Financial Operations before Loan Losses: the 8.7% decrease in income from financial operations before loan losses from the same period of the previous year was mainly driven by the tax effects of the hedge of foreign investments1. Excluding the tax effects, the increase would have been 1.9%. The impact of the same reclassification on the income tax and social contribution on net income (CSLL) line would cause a 52.5% rise from the same period of the previous year.

1 The Brazilian tax legislation provides for that exchange gains and losses on foreign investments are not subject to taxation (PIS/COFINS/IR/CSLL). On the other hand, gains and losses on financial instruments used for hedging this asset position are impacted by tax effects. The distinct tax treatment granted to such foreign exchange differences results in volatility of gain (loss) from operations and tax (PIS/COFINS) and income tax (income tax/social contribution on net income) expense accounts.

Expenses for allowance for loan and lease losses: a 25.4% decrease from the same period of the previous year, mainly due to a lower default rate in the Retail segment.

Banking service fees and income from banking charges: an 11.3% increase from the same period of the previous year, due to a higher income from credit cards, service packages and fund management.

Personnel, and other administrative and operating expenses: a 12.7% increase from the same period of the previous year, as a result of higher expenses on personnel, third-party services and sale of credit cards.

3.2) Asset Data

In R$ billion	March 31, 2017	March 31, 2016	Change (%)(1)
Total assets	1,413.3	1,283.8	10.1
Loan Portfolio with endorsements, sureties and private securities	587.0	554.3	5.9
Loan portfolio with endorsements and sureties	550.3	517.5	6.3
Corporate – Private securities	36.7	36.8	(0.2)
Allowance for Loan Losses	(37.6)	(36.0)	4.5
Loan Portfolio/Funding(2)	74.6%	73.0%	1,6 p.p.
Total High-Quality Liquid Assets(3)(4)	187.5	-	-
Liquidity Coverage Ratio (LCR)(4)	210.9%	-	-
Permanent Assets	26.3	19.3	36.4
Fixed Asset Ratio	24.6%	27.4%	-2,8 p.p.
Latin America Assets	170.3	82.8	105.6
Liabilities(5)	1,298.4	1,177.1	10.3
Subordinated debt	53.2	57.9	(8.1)
Stockholders’ equity	114.9	106.6	7.7

(1) Change is calculated based on actual figures.

(2) The loan portfolio does not includ sureties and endorsements.

(3) Correspond to weighted inventories of assets that remain liquid in the market even in periods of stress, which can easily be converted into cash and are classified as low risk. Used for LCR calculation.

(4) Amounts for the 1st quarter of 2017. LCR started to be disclosed since the 2nd quarter of 2016.

(5) Correspond to the Total Liabilities less the Stockholders Equity.

Total consolidated assets reached R$1.4 trillion at the end of March 2017, a 10.1% increase from the same period of 2016. Of this total, R$170.3 billion are related to our operations in Latin America (Note 20), which include Itaú CorpBanca that started to be consolidated in our financial statements in the second quarter of 2016.

3.2.1) Loan Portfolio

The diversification of our business is reflected in the changing composition of our loan portfolio in the last few years, focusing on the origination of products with lower risks and more guarantees and on the internationalization of the bank’s operations.

At March 31, 2017, the balance of the loan portfolio, including endorsements and sureties, reached R$550.3 billion, a 6.3% increase from March 31, 2016, mainly due to the effect of the consolidation of Itaú CorpBanca in our financial statements as from the second quarter of 2016. If we also included the credit risks associated with private securities, this increase would reach 5.9%.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	64

At March 31, 2017 and 2016, the breakdown of the portfolio, including endorsements and sureties, is as follows:

Brazil – Individuals

Credit Cards (Itaucard, Hipercard, Credicard, and partnerships)

We are a leading bank in the credit card industry in Brazil in terms of transacted volume1.

At March 31, 2017, the balance of this portfolio reached R$56.2 billion, a 2.5% increase from the same period of the previous year.

The transacted amount in purchases using credit cards was R$65.1 billion from January to March 2017, a 7.9% increase from the same period of the previous year.

In the debit card segment, which includes current account holders only, we have 25.6 million accounts. The volume of debit card transactions amounted to R$23.8 billion from January to March 2017, a 9.8% increase from the same period of 2016.

According to the Announcement to the Market disclosed on March 8, 2017, we have made adjustments to the new rules for financing of the debt balance of credit card bills, as set forth by CMN Resolution No. 4,549, and started to apply credit card revolving interest rates similar to the current rates adopted for installment credit, reducing the revolving rate by approximately 400 basis points per month on average.

1 Source: Itaú Unibanco and ABECS (Brazilian Association of Credit Card Companies and Services) – data from January to December 2016.

Payroll Loans

We are the leading bank in the payroll loan segment among Brazilian private banks1.

The balance of the payroll loan portfolio was R$44.9 billion (38% in our branch network and 62% in other trading channels), down 4.0% from March 31, 2016.

Noteworthy was the portfolio of retirees and pensioners from the INSS, which grew 2.7% from March 2016.

1 Source: Central Bank of Brazil and Financial Statements of Itaú Unibanco and Competitors – data from December 2016.

Mortgages Loans

We are a leading bank among private banks in mortgage loans to individuals and companies with the use of savings funds (SBPE, the Brazilian savings and loans system)1.

Our offer is made by a network of branches, development companies, and real estate agencies. The balance of the mortgage loan portfolio reached R$38.3 billion, an 8.4% increase in 12 months, accounting for the third largest balance of our loans to individuals in Brazil in March 2017.

The ratio of the loan amount to the value of property was approximately 41.6% from January to March 2017.

In the three first months of the year, we granted approximately 5,700 loans to borrowers, in the amount of R$1.7 billion, with a 21.6% market share. For companies, our loans granted generated 1,287 new units in the amount of R$212,0 million.

1 Source: Itaú Unibanco and ABECIP, the Brazilian Association of Mortgage and Savings Institutions - data from March 2017.

Personal Loans

In March 2017, the balance of the personal loan portfolio was R$26.3 billion, down 9.9% from the same period of the previous year.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	65

Vehicles

The balance of this portfolio reached R$14.8 billion. From January to March 2017, vehicle financing by individuals reached R$1.9 billion, with an average term of 40 months, and 46.0% of transactions were carried out with terms of up to 36 months.

The average ratio of the loan amount to the vehicle value was 67.8% in February 2017, continuing a downward trend.

Brazil – Companies

Large Companies

At March 31, 2017, the balance of the loan portfolio to large companies reached R$176.6 billion, down 11.4% from the same period of the previous year.

We are in a leading position in derivatives at B3 in financial volume and number of agreements (1). We focus on operations that hedge our clients’ exposure to foreign currencies, interest rates and commodities.

1) Source: Itaú Unibanco and CETIP - data from March 2017.

Very Small, Small and Middle-Market Companies

At March 31, 2017, the balance of this loan portfolio was R$60.0 billion, down 8.6% from the same period of the previous year.

Latin America

The balance of the Latin America loan portfolio reached R$133.3 billion. Loans to individuals and companies accounted for 32.3% and 67.7% of total portfolio, respectively.

Chile has the largest volume of loans, accounting for 64.2% of our portfolio in Latin America, followed by Colombia, with 20.1%, and Argentina, with 5.4%. Loans operations in Uruguay and Paraguay accounted for 5.2% and 4.4% of this portfolio, respectively.

Default

Our strategy to mitigate the risk associated with credit granting, which started in 2012, has impacted the default ratio, mainly due to the change to a more conservative profile of our portfolio:

•	total delinquency rate (loans overdue for over 90 days) reached 3.4% at March 31, 2017, a decrease of 50 basis points from March 31, 2016;
•	in the individuals portfolio, this rate was 4.7% at the end of March 2017, a decrease of 90 basis points from the same period of the previous year; and
•	in the companies’ portfolio, it reached 2.3% at the end of March 2017, down 10 basis points from March 31, 2016.

NPL Over 90 days

The balance of provisions above the minimum required by the Central Bank of Brazil reached R$10.8 billion at March 31, 2017. The coverage ratio of the portfolio with loans overdue for over 90 days reached 231% in March 2017, up 2,100 basis points from the same period in the previous year.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	66

3.2.2) Funding

Free, raised and managed own assets amounted to R$2.2 trillion at March 31, 2017, up 14.4% from the same period of the previous year. If we included the pro forma effects of adding Itaú CorpBanca at March 31, 2016, the growth would be 8.7%.

Demand deposits added to savings deposits increased 8.5% from the same period of the previous year. At March 31, 2017, the loan portfolio to funding ratio was 74.6%.

In R$ billion	March 31, 2017	March 31, 2016	Change (%)(1)
Demand Deposits	61.1	58.6	4.4
Savings	107.0	107.3	(0.2)
Time Deposits	152.4	91.9	65.8
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	117.0	148.1	(21.0)
Funds from Bills (2) and Structured Operations Certificates	59.4	51.9	14.3
Total - Funding from Account Holders and Institutional Clients(3)	496.8	457.8	8.5
Free, Raised and Managed Assets	2,191.6	1,915.5	14.4

(1) Change is calculated based on actual figures.

(2) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes.

(3) Funds from Institutional Clients totaled R$ 27,763 million, which corresponds to 5.6% of the total raised with Account Holders and Institutional Clients.

3.3) Insurance Operations & Services

We permanently seek to implement and focus on offering new products and services that add value to our clients and diversify our sources of income, thus providing the increase of our non-loan credit revenues, mainly arising from the provision of mass-market products and services related to insurance, pension plan and capitalization. We believe that this business model creates opportunities to improve our relationship with clients and, with the share of products less impacted by economic cycles, contributes to the lower volatility of our results.

We present below the main services offered, highlighting the performance from January to March 2017.

Insurance1

We continue to concentrate efforts on distribution through our own channels and expanding the offer of insurance policies via a partnership framework, through which we provide products from partner insurance companies to Itaú Unibanco clients. In March 2017 we held 3.5 million insurance policies with partners that had been acquired by clients through our channels.

Net income posted a 1.1% increase from January to March 2017 compared to the same period of the previous year, driven by the decrease in selling expenses and retained claims.

Loss ratio was 27.6% from January to March 2017, a 150 basis-point increase from the same period of the previous year, mainly driven by the decrease in the extended warranty portfolio, which reflects the early termination of the extended warranty agreement between Itaú Seguros S.A. and Via Varejo. The combined ratio in the period was 59.2%, a 690 basis-point decrease from the same period of the previous year. Technical provisions for insurance totaled R$3.9 billion at March 31, 2017.

Between January and March 2017, the amount of total sales to account holders recorded a minor decrease 0.1% from the same period of the previous year.

1 Does not include our interest in Porto Seguro.

Investment Banking

We highlight that, from January to March 2017, our Merger and Acquisitions operation provided financial advisory on 11 transactions in Latin America, totaling US$1.4 billion and topping the Dealogic ranking.

In the Equities market, we took part in four out of six1 IPOs held in South America, which totaled US$442 million and led us to top the ECM (Equity Capital Market) ranking for the region, according to Dealogic.

In local fixed income, we took part in debentures, promissory notes and securitization transactions, which totaled R$3.0 billion from January to March 2017.

To serve international clients, we rely on units in Argentina, Chile, Colombia, Arab Emirates, the United States, Hong Kong, United Kingdom and Peru, with a representation office in the latter.

1 Excluding Block Trade and other operations carried out in tax haven jurisdictions.

Cash Management

We offer integrated payables and receivables solutions to companies. We were recognized for the ninth consecutive year as the Best Bank in Cash Management in Brazil by Euromoney, one of the leading financial magazines in the world. In the first quarter of 2017, we put in a great deal of effort in the development of an innovative solution for the registration of debt collection instruments in real time, which will ensure an even more expeditious, flexible and safe business to our clients.

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Consortium (Vehicles and Properties)

In March 2017, the balance of installments receivable was R$10.8 billion, a 4.5% decrease from March 2016. In the same period, we reached 390 thousand active quotas, down 5.5% from March 2016. Consortia management fees reached R$156.6 million from January to March 2017.

Custody and Bookkeeping Services

In the custody market, we hold R$1.3 trillion in assets, according to the ANBIMA (Brazilian Financial and Capital Markets Institutions Association) management ranking in March 2017, up 19.8% from the same period of the previous year.

We provided services to 209 companies listed on B3, a 59.9% share of the bookkeeping market. In debenture bookkeeping, we operated as the bookkeeper of 407 issues in March 2017, a 45.9% market share1.

1 Source: Itaú Unibanco and B3 (March 2017).

Eletronic Means of Payment

From January to March 2017, we reached 955.0 million transactions in debit and credit cards, down 1.2% from the same period of the previous year.

The volume transacted on credit cards was R$60.9 billion from January to March 2017. This amount accounts for 65.0% of total transactions from the acquiring business, up 1.6% from the same period of the previous year.

Debit card transactions totaled R$32.9 billion and accounted for 35.0% of the total volume transacted from January to March 2017, down 0.2% from the same period of the previous year.

We closed the period with 1.4 million equipment units installed, down 20.4% from the same period of the previous year.

Rede has continually invested in loyalty programs to its clients focused on the retail segment by means of a closer operation with the bank, aiming at increasing and preserving the profitability of the segment, offering a broad portfolio of innovative products and solutions by Rede and the bank to retailers.

3.4) Investment Management

Asset Management

In March 2017, we reached R$560.0 billion1 in assets under management, according to the ANBIMA management ranking, accounting for 15.1% of the market. We posted a 14.6% growth in assets under management from the same period of the previous year.

In March 2017, we launched the Personnalité Investimento 360 platform, increasing comfort and convenience to our clients as it provides a thorough range of investment products offered by Itaú and other financial institutions through Itaú Corretora. This initiative also provides a specialized investment advisory service, which takes into account our clients' needs in the short, medium and long term, offering more agility to investors by monitoring their financial transactions and returns as a whole in a single place.

With this new service, we extend to Personnalité clients the best opportunities offered in Investment Funds, Treasury Direct, Pension Plan, shares, treasury bills, and CDBs, in accordance with the investor's profile.

In the ranking published by Investidor Institucional magazine and prepared by Luz Soluções Financeiras, Itaú Asset Management maintains its top position with the best funds for institutional clients, and is the leading player in fixed and variable income, with 28 highly rated funds, of which 13 are fixed income, 13 are variable income and two are multimarket funds. This ranking covers the period from July 2015 to June 2016.

Kinea, the investments management company controlled by Itaú Unibanco, held R$16.7 billion in managed assets in March 2017.

1 It includes Itaú Unibanco and Intrag.

Private Banking

With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, which is composed of private bankers, investment advisers and product experts, serves our clients from offices in eight cities in Brazil and abroad, in our offices located in Zurich, Miami, New York, Santiago, Asuncion, and Nassau.

Pension Plan

We focus on mass-market products, operating based on the bancassurance model, in which products are offered in synergy through the bank’s diversified channels, such as the retail (branch network) and wholesale channels. Product innovation has been playing a significant role in the sustainable growth of our pension plan operations in the individuals segment. For Companies, we offer specialized advisory services and develop customized solutions for each company. We establish long-term partnerships with our corporate clients, keeping a close relationship with their Human Resources areas and adopting a communication strategy designed for the financial education of their employees.

According to the National Federation of Private Pension Funds and Life Insurance (FENAPREVI), in February 2017, our market share of total technical provisions was 22.8%, whereas the individual plans accounted for 23.5%.

Total gross funding from pension plans totaled R$6.9 billion up to March 2017, up 39.5% from the same period of the previous year.

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Capitalization

We reached 12.9 million capitalization certificates in force at March 31, 2017. Technical provisions for capitalization reached R$3.2 billion at March 31, 2017, and collection with capitalization certificates reached R$0.7 billion from January to March 2017, up 0.3% from the same period of the previous year.

Sales to clients of Digital Branches accounted for 8.0% of total sales to account holders from January to March 2017, up 260 basis points from the same period of the previous year.

3.5) Capital Strength and Liquidity

Capital

We adopt a prospective approach to capital management, which comprises the following phases: (i) identification of material risks and determination of the need of additional capital for these risks; (ii) preparation of the capital planning, both in normal and stress scenarios; (iii) structuring of the capital contingency plan; (iv) internal assessment of capital adequacy; and (v) preparation of managerial reports.

To ensure our strength and capital availability to support business growth, regulatory capital levels were kept above the requirements of the Central Bank of Brazil, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios. For further information, see the “Risk and Capital Management Report – Pillar 3” report on our website www.itau.com.br/investor-relations > Corporate Governance.

At the end of March 2017, the BIS ratio reached 18.1%, of which: (i) 15.4% related to Tier I Capital, which comprises Common Equity and Additional Tier I Capital, and (ii) 2.8% related to Tier II Capital. These indicators provide evidence of our effective capacity of absorbing unexpected losses.

The amount of our subordinated debt, which is part of our Tier II regulatory capital, reached R$19.7 billion at March 31, 2017.

Liquidity

The Liquidity Coverage Ratio (LCR) is a ratio that refers to free and highly liquid assets and net cash outflows over a 30-day period and is calculated based on the methodology defined by Circular No. 3,749, of the Central Bank of Brazil, which is in line with international guidelines. BACEN minimum requirement is 80% for 2017, and for the first quarter of this year the

Company’s average ratio was 210.9%.

3.5.1) Credit Risk Ratings by Rating Agencies

In March 2017, Moody’s changed the risk outlook of Itaú Unibanco S.A. and Itaú Unibanco Holding S.A. from negative to stable, in line with the review of the sovereign risk perspective.

Also in March 2017, Fitch affirmed the ratings of Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. The rating agency highlighted the high liquidity, good capitalization, consistent profitability and comfortable levels of the bank’s asset quality.

To learn more about these ratings, please visit our Investor Relations website (www.itau.com.br/investor-relations) at Itaú Unibanco > Market Opinion > Ratings.

3.6) Stock Market

Market Value – at March 31, 2016, we were ranked the second largest company in Brazil in terms of market value (R$249.6 billion) and the first among financial institutions, according to the Bloomberg ranking.

		R$	%
Shares(1)	March 31, 2017	March 31, 2016	Change
Recurring net income per share(2)	0.95	0.80	18.8
Net income per share(2)	0.93	0.80	16.3
Book value per share(2)	17.6	16.4	7.7
Number of outstanding shares (in millions)	6,524.6	6,521.6	-
Dividends & Interest on capital, net per share	0.38	0.16	143.9
Price of preferred share (ITUB4)(3)	38.26	28.43	34.6
Price of common share (ITUB3)(3)	33.88	24.20	40.0
Price of preferred share (PN)(3)/Net income per share (annualized)	10.29	8.93	15.2
Price of preferred share (PN)(3)/Stockholders’ equity per share	2.17	1.74	24.7
Market value (in billions)(4)(5)	249.6	185.4	34.6

(1) For better comparability, outstanding shares were adjusted by the bonus shares of October 2016.

(2) Calculated based on the weighted average of the number of shares.

(3) Based on the average quotation on the last day of the period;

(4) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(5) Considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares, the market value reached R$233.7 billion on March 31, 2017 and R$171.3 billion on March 31, 2016, resulting a variation of 36.4%.

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Relations with the Market

In the first quarter of 2017, we participated in six conferences and ten road shows in Brazil and abroad. Over the year, we have already held four Apimec meetings (Rio de Janeiro, Belo Horizonte, Florianópolis and Curitiba), with the attendance of 416 participants. See below our upcoming scheduled meetings:

Event	Date	Event	Date
APIMEC-SP - Santos	5/15/2017	APIMEC-SP - Ribeirão Preto	6/8/2017
APIMEC-SP - Campinas	5/18/2017	APIMEC-SUL - Londrina	6/13/2017
APIMEC-SUL - Porto Alegre	5/22/2017	APIMEC-DF - Goiânia	6/20/2017
APIMEC-NE - Salvador	5/30/2017	APIMEC-DF - Brasília	6/22/2017
APIMEC-NE - Recife	6/1/2017	APIMEC-NE - Fortaleza	6/27/2017
APIMEC-MG - Uberlândia	6/6/2017	APIMEC-SP - São Paulo	9/26/2017

4) PEOPLE

We had 95 thousand employees at the end of March 2017, including approximately 13.7 thousand in foreign units. The employees’ fixed compensation plus charges and benefits totaled R$3.8 billion in this period, up 20.5% from the same period of the previous year.

5) AWARDS AND RECOGNITION

Bloomberg Financial Services Gender-Equality Index (Bloomberg – January 2017)	Itaú Unibanco was one of 52 companies chosen to make up this Index.

IF Design Award (International Forum Design GmbH – January 2017)	Itaú Unibanco had "Miami Open" as the case awarded in the Communication category.

World's Best Trade Finance Providers (Global Finance – January 2017)	Itaú BBA was recognized as the “Best Trade Finance Provider 2017 in Brazil”.

Marcas Mais Valiosas do Mundo (the World’s Most Valuable Brands) (Brand Finance – February 2017)	Itaú Unibanco is the world’s 220th most valuable brand. It is the most valuable brand in Brazil.

Empresas Notáveis 2017 (Outstanding Companies in 2017) (Padrão Group/Consumidor Moderno – February 2017)	Itaú Unibanco was recognized as the “Outstanding Company’ in the Retail Banking segment.

FEBRAEC Award (FEBRAEC (Brazilian Federation of Consulting and Training Companies) - March 2017)	Itaú Unibanco was one of the companies recognized for its “Best Corporate Education Practices".

COAF Merit Diploma (Council for Financial Activities Control - March 2017)	Itaú Unibanco was granted the COAF Merit Diploma for its relevant contribution to that body.

6) REGULATION

6.1) INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to contract non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

In the period from January to March 2017, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the non-audit services provided and the related dates:

•	February 2 - review of tax-accounting bookkeeping;
•	February 6 -acquisition of technical materials and research;
•	March 2 - review of compliance with transfer pricing policies.

Independent Auditors’ justification – PricewaterhouseCoopers

The provision of the non-audit services described above does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were observed in the provision of the referred services, including the approval by the Audit Committee.

6.2) BACEN – Circular No. 3,068/01

We hereby represent to have the financial capacity and the intention to hold to maturity securities classified in the “held-to-maturity securities” category in the balance sheet, in the amount of R$38.8 billion, corresponding to 10.2% of total securities and derivative financial instruments held in March 2017.

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6.3) International Financial Reporting Standards (IFRS)

We disclosed the complete financial statements in accordance with the International Financial Reporting Standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

7) ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust. (Approved at the Board of Directors' Meeting of May 2, 2017).

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ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	BOARD OF EXECUTIVE OFFICERS
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Director-Generals
Vice-Chairmen	Candido Botelho Bracher
Alfredo Egydio Arruda Villela Filho	Eduardo Mazzilli de Vassimon
Roberto Egydio Setubal	Márcio de Andrade Schettini
Marco Ambrogio Crespi Bonomi

Executive Vice-Presidents
Members	André Sapoznik
Alfredo Egydio Setubal	Caio Ibrahim David
Candido Botelho Bracher	Claudia Politanski
Demosthenes Madureira de Pinho Neto
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
José Galló	Executive Officers
Nildemar Secches	Alexsandro Broedel Lopes
Pedro Luiz Bodin de Moraes	Fernando Barçante Tostes Malta
Ricardo Villela Marino	Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

AUDIT COMMITTEE
Chairman	Officers
Geraldo Travaglia Filho	Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Atilio Luiz Magila Albiero Junior
Members	Eduardo Hiroyuki Miyaki
Antonio Francisco de Lima Neto	Emerson Macedo Bortoloto
Diego Fresco Gutierrez	Gilberto Frussa
Maria Helena dos Santos Fernandes de Santana	José Virgilio Vita Neto
Rogério Paulo Calderón Peres	Marcelo Kopel (*)
Matias Granata
Rodrigo Luis Rosa Couto
Sergio Mychkis Goldstein
FISCAL COUNCIL	Wagner Bettini Sanches
President
Alkimar Ribeiro Moura
(*) Investor Relations Officer.
Members
Carlos Roberto de Albuquerque Sá
José Caruso Cruz Henriques

Accountant
Reginaldo José Camilo
CRC-1SP – 114.497/O-9

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ITAÚ UNIBANCO S.A.

Director-Generals	Officers (continued)
Eduardo Mazzilli de Vassimon	Fernando Julião de Souza Amaral
Márcio de Andrade Schettini	Fernando Mattar Beyruti
Marco Ambrogio Crespi Bonomi	Flávio Delfino Júnior
Flavio Ribeiro Iglesias
Executive Vice-Presidents	Francisco Vieira Cordeiro Neto
Alberto Fernandes	Gabriela Rodrigues Ferreira
André Sapoznik	Gilberto Frussa
Caio Ibrahim David	Gustavo Trovisco Lopes
Claudia Politanski	Henrique Pinto Echenique
Ricardo Villela Marino	João Antonio Dantas Bezerra Leite
João Carlos de Gênova
Executive Officers	Jorge Luiz Viegas Ramalho
Alexsandro Broedel Lopes	José de Castro Araújo Rudge Filho
André Luis Texeira Rodrigues	José Virgilio Vita Neto
Carlos Eduardo Monico	Laila Regina de Oliveira Pena de Antonio
Christian George Egan	Leon Gottlieb
Fernando Barçante Tostes Malta	Lineu Carlos Ferraz de Andrade
Fernando Marsella Chacon Ruiz	Livia Martines Chanes
Flávio Augusto Aguiar de Souza	Luís Fernando Staub
João Marcos Pequeno de Biase	Luís Tadeu Mantovani Sassi
Leila Cristiane Barboza Braga de Melo	Luiz Felipe Monteiro Arcuri Trevisan
Luís Eduardo Gross Siqueira Cunha	Luiz Fernando Butori Reis Santos
Luiz Eduardo Loureiro Veloso	Luiz Severiano Ribeiro
Marcos Antônio Vaz de Magalhães	Marcello Siniscalchi
Ricardo Ribeiro Mandacaru Guerra	Marcelo Kopel
Wagner Bettini Sanches	Marcelo Luis Orticelli
Marcio Luis Domingues da Silva
Officers	Marco Antonio Sudano
Adriano Cabral Volpini	Mário Lúcio Gurgel Pires
Adriano Maciel Pedroti	Mario Magalhães Carvalho Mesquita
Álvaro Felipe Rizzi Rodrigues	Matias Granata
André Carvalho Whyte Gailey	Messias dos Santos Esteves
André Henrique Caldeira Daré	Pedro Barros Barreto Fernandes
Andréa Matteucci Pinotti Cordeiro	Ricardo Nuno Delgado Gonçalves
Antonio Carlos Barbosa Ortiz	Ricardo Urquijo Lazcano
Atilio Luiz Magila Albiero Junior	Roberto Fernando Vicente
Badi Maani Shaikhzadeh	Roberto Teixeira de Camargo
Carlos Eduardo de Castro	Rodnei Bernardino de Souza
Carlos Henrique Donegá Aidar	Rodrigo Jorge Dantas de Oliveira
Carlos Orestes Vanzo	Rodrigo Luís Rosa Couto
Cesar Ming Pereira da Silva	Rodrigo Rodrigues Baia
Cesar Padovan	Sergio Guillinet Fajerman
Cícero Marcus de Araújo	Sergio Mychkis Goldstein
Cintia Carbonieri Fleury de Camargo	Thales Ferreira Silva
Claudio César Sanches	Thiago Luiz Charnet Ellero
Cláudio José Coutinho Arromatte	Valéria Aparecida Marretto (*)
Cristiane Magalhães Teixeira Portella	Vanessa Lopes Reisner
Cristiano Guimarães Duarte
Cristiano Rogério Cagne
Cristina Cestari
Edilson Pereira Jardim
Eduardo Cardoso Armonia
Eduardo Corsetti
Elaine Cristina Zanatta Rodrigues Vasquinho
Emerson Savi Junqueira
Eric André Altafim (*)
Estevão Carcioffi Lazanha
Fabiana Pascon Bastos
Fabiano Meira Dourado Nunes
Felipe de Souza Wey
Felipe Weil Wilberg
Fernando Della Torre Chagas

(*) Elected at the ESM of 03/17/2017, awaiting approval from BACEN.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	73

BANCO ITAÚ BBA S.A.

BOARD OF EXECUTIVE OFFICERS
Chief Executive Officer
Eduardo Mazzilli de Vassimon

Executive Vice-Presidents
Alberto Fernandes

Executive Officers
Álvaro de Alvarenga Freire Pimentel
Christian George Egan

Officers
Adriano Cabral Volpini
Alexsandro Broedel Lopes
André Carvalho Whyte Gailey
Carlos Henrique Donegá Aidar
Cristiano Guimarães Duarte
Cristiano Rogério Cagne
Felipe Weil Wilberg
Fernando Barçante Tostes Malta
Flávio Delfino Júnior
João Carlos de Gênova
Marco Antônio Sudano
Roderick Sinclair Greenlees
Rodrigo Luís Rosa Couto
Sergio Mychkis Goldstein
Vanessa Lopes Reisner

ITAÚ SEGUROS S.A.

Chief Executive Officer
Luiz Eduardo Loureiro Veloso

Officers
Adriano Cabral Volpini
Carlos Henrique Donegá Aidar
Fernando Barçante Tostes Malta
Leon Gottlieb

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	74

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	03/31/2017	03/31/2016
Current assets		994,930,084	885,381,076
Cash and cash equivalents		20,223,961	18,384,138
Interbank investments	4b and 6	273,246,596	236,620,535
Money market		245,154,259	205,580,812
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	2,707,377	2,612,971
Interbank deposits		25,384,960	28,426,752
Securities and derivative financial instruments	4c, 4d and 7	271,887,502	231,930,282
Own portfolio		69,231,274	52,472,779
Subject to repurchase commitments		17,216,524	15,492,262
Pledged in guarantee		8,770,183	7,737,263
Securities under resale agreements with free movement		4,699,074	7,541,388
Deposited with the Central Bank		4,582,814	1,858,765
Derivative financial instruments		12,115,603	18,293,200
Assets guaranteeing technical provisions - PGBL / VGBL fund quotas	11b	150,062,875	122,898,952
Assets guaranteeing technical provisions – other securities	11b	5,209,155	5,635,673
Interbank accounts		88,192,522	70,154,567
Pending settlement		3,364,320	2,976,376
Central Bank deposits		84,630,031	67,000,941
National Housing System (SFH)		6,085	4,188
Correspondents		58,429	30,134
Interbank onlending		133,657	142,928
Interbranch accounts		49,671	149,119
Loan, lease and other credit operations	8	233,437,347	220,274,330
Operations with credit granting characteristics	4e	249,990,863	236,442,229
(Allowance for loan losses)	4f	(16,553,516)	(16,167,899)
Other receivables		105,344,946	105,157,289
Foreign exchange portfolio	9	43,646,623	41,630,405
Income receivable		2,875,034	2,521,161
Transactions with credit card issuers	4e	24,575,178	23,362,035
Receivables from insurance and reinsurance operations	4m I and 11b	1,260,324	1,299,889
Negotiation and intermediation of securities		4,712,609	11,391,336
Deferred tax assets	14b I	17,651,245	14,539,473
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	2,130,705	2,076,711
Sundry	13a	8,493,228	8,336,279
Other assets	4g	2,547,539	2,710,816
Assets held for sale		994,081	602,476
(Valuation allowance)		(224,207)	(83,153)
Unearned reinsurance premiums	4m I	14,762	22,150
Prepaid expenses	4g and 13b	1,762,903	2,169,343
Long term receivables		392,028,647	379,110,256
Interbank investments	4b and 6	1,188,081	1,021,782
Money market		33,802	217,813
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	-	46,286
Interbank deposits		1,154,279	757,683
Securities and derivative financial instruments	4c, 4d and 7	108,064,364	107,066,862
Own portfolio		61,118,682	60,139,866
Subject to repurchase commitments		10,202,948	531,437
Pledged in guarantee		5,856,368	4,808,361
Securities under resale agreements with free movement		14,381,969	23,420,081
Deposited with the Central Bank		-	2,451,870
Derivative financial instruments		9,459,381	9,570,968
Assets guaranteeing technical provisions – other securities	11b	7,045,016	6,144,279
Interbank accounts - National Housing System (SFH)		4,603	554,166
Loan, lease and other credit operations	8	208,888,130	189,868,988
Operations with credit granting characteristics	4e	228,104,413	209,024,277
(Allowance for loan losses)	4f	(19,216,283)	(19,155,289)
Other receivables		73,284,915	79,776,085
Foreign exchange portfolio	9	18,204,136	22,164,252
Receivables from insurance and reinsurance operations	4m I and 11b	12,549	15,753
Deferred tax assets	14b I	35,963,651	39,093,296
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	11,353,182	10,801,762
Sundry	13a	7,751,397	7,701,022
Other assets - Prepaid expenses	4g and 13b	598,554	822,373
Permanent assets		26,310,750	19,292,220
Investments	4h, 15a Il and III	4,933,342	4,341,964
Investments in affiliates and jointly controlled entities		4,412,009	3,905,575
Other investments		730,163	645,269
(Allowance for losses)		(208,830)	(208,880)
Real estate in use	4i and 15b l	6,622,011	6,756,471
Real estate in use		4,260,753	4,158,951
Other fixed assets		12,546,062	11,727,360
(Accumulated depreciation)		(10,184,804)	(9,129,840)
Goodwill	4j and 15b ll	1,332,934	852,807
Intangible assets	4k and 15b lll	13,422,463	7,340,978
Acquisition of rights to credit payroll		994,430	1,037,727
Other intangible assets		17,522,009	9,727,897
(Accumulated amortization)		(5,093,976)	(3,424,646)
Total assets		1,413,269,481	1,283,783,552

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	75

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	03/31/2017	03/31/2016
Current liabilities		746,546,991	636,630,846
Deposits	4b and 10b	241,902,202	212,520,504
Demand deposits		61,108,356	58,557,218
Savings deposits		107,045,652	107,292,298
Interbank deposits		4,376,516	8,518,707
Time deposits		69,369,602	38,152,281
Other deposits		2,076	-
Deposits received under securities repurchase agreements	4b and 10c	246,427,008	171,893,868
Own portfolio		86,297,348	48,062,970
Third-party portfolio		141,040,743	104,724,301
Free portfolio		19,088,917	19,106,597
Funds from acceptances and issuance of securities	4b and 10d	41,102,028	24,126,597
Real estate, mortgage, credit and similar notes		29,440,674	20,117,700
Foreign borrowing through securities		9,705,049	3,099,140
Structured operations certificates		1,956,305	909,757
Interbank accounts		4,316,177	4,033,969
Pending settlement		2,778,892	2,624,671
Correspondents		1,537,285	1,409,298
Interbranch accounts		5,737,224	5,789,017
Third-party funds in transit		5,700,432	5,776,259
Internal transfer of funds		36,792	12,758
Borrowing and onlending	4b and 10e	45,816,298	50,052,757
Borrowing		36,487,040	40,771,695
Onlending		9,329,258	9,281,062
Derivative financial instruments	4d and 7g	9,691,867	14,245,583
Technical provision for insurance, pension plan and capitalization	4m II and 11a	3,942,788	7,398,061
Other liabilities		147,611,399	146,570,490
Collection and payment of taxes and contributions		4,414,884	4,227,046
Foreign exchange portfolio	9	44,350,141	42,502,654
Social and statutory	16b II	2,516,447	1,989,071
Tax and social security contributions	4n, 4p and 14c	4,735,040	4,339,358
Negotiation and intermediation of securities		6,923,846	14,485,160
Credit card operations	4e	54,616,128	50,969,270
Subordinated debt	10f	10,100,894	8,211,075
Provisions for contingent liabilities	12b	4,370,812	3,589,023
Sundry	13c	15,583,207	16,257,833
Long term liabilities		538,268,075	536,860,869
Deposits	4b and 10b	83,023,351	53,797,277
Interbank deposits		39,213	33,218
Time deposits		82,984,138	53,764,059
Deposits received under securities repurchase agreements	4b and 10c	100,311,222	147,069,878
Own portfolio		58,619,641	116,076,853
Free portfolio		41,691,581	30,993,025
Funds from acceptances and issuance of securities	4b and 10d	55,258,322	50,225,520
Real estate, mortgage, credit and similar notes		24,487,203	27,554,002
Foreign borrowing through securities		27,289,511	19,331,524
Structured Operations Certificates		3,481,608	3,339,994
Borrowing and onlending	4b and 10e	27,531,224	45,299,148
Borrowing		8,316,092	19,244,250
Onlending		19,215,132	26,054,898
Derivative financial instruments	4d and 7g	13,348,586	14,671,702
Technical provision for insurance, pension plan and capitalization	4m II and 11a	160,522,762	130,278,778
Other liabilities		98,272,608	95,518,566
Foreign exchange portfolio	9	18,213,536	21,737,140
Tax and social security contributions	4n, 4p and 14c	19,227,098	9,073,181
Subordinated debt	10f	43,125,190	49,707,796
Provisions for contingent liabilities	12b	12,184,582	11,533,328
Sundry	13c	5,522,202	3,467,121
Deferred income	4q	2,112,721	1,846,606
Non-controlling interests	16f	11,444,349	1,798,616
Stockholders' equity	16	114,897,345	106,646,615
Capital		97,148,000	85,148,000
Capital reserves		1,265,167	1,208,948
Revenue reserves		21,142,164	26,535,131
Asset valuation adjustment	4c, 4d and 16e	(3,041,001)	(2,101,016)
(Treasury shares)		(1,616,985)	(4,144,448)
Total liabilities and stockholders' equity		1,413,269,481	1,283,783,552

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	76

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

		01/01 to	01/01 to
	Note	03/31/2017	03/31/2016
Income related to financial operations		40,416,932	37,870,960
Loan, lease and other credit operations		18,636,632	18,294,010
Securities and derivative financial instruments		14,577,086	12,642,397
Financial income related to insurance, pension plan and capitalization operations	11c	5,147,922	4,896,831
Foreign exchange operations		178,445	455,926
Compulsory deposits		1,876,847	1,581,796
Expenses related to financial operations		(22,553,976)	(18,298,358)
Money market		(17,741,874)	(16,684,460)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(4,935,318)	(4,653,167)
Borrowing and onlending	10e	123,216	3,039,269
Income related to financial operations before loan and losses		17,862,956	19,572,602
Result of allowance for loan losses	8	(4,515,482)	(6,364,214)
Expenses for allowance for loan losses		(5,366,143)	(7,193,452)
Income related to recovery of credits written off as loss		850,661	829,238
Gross income related to financial operations		13,347,474	13,208,388
Other operating revenues (expenses)		(3,594,032)	(3,408,556)
Banking service fees	13d	5,751,535	5,250,575
Income related to bank charges	13e	2,849,558	2,478,370
Result from insurance, pension plan and capitalization operations	11c	988,040	993,877
Personnel expenses	13f	(5,281,744)	(4,698,431)
Other administrative expenses	13g	(4,362,731)	(4,051,177)
Tax expenses	4p and 14a II	(1,890,134)	(2,015,140)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a II and lll	155,475	132,364
Other operating revenues	13h	327,371	200,376
Other operating expenses	13i	(2,131,402)	(1,699,370)
Operating income		9,753,442	9,799,832
Non-operating income		(32,095)	15,784
Income before taxes on income and profit sharing		9,721,347	9,815,616
Income tax and social contribution	4p and 14a I	(3,698,032)	(4,528,884)
Due on operations for the period		(1,224,575)	(936,993)
Related to temporary differences		(2,473,457)	(3,591,891)
Profit sharing – Management Members - Statutory		(38,757)	(38,992)
Non-controlling interests	16f	67,932	(64,095)
Net income		6,052,490	5,183,645
Weighted average of the number of outstanding shares	16a	6,514,182,087	6,515,212,062
Net income per share – R$		0.93	0.80
Book value per share - R$ (outstanding at 03/31)		17.61	16.35

Supplementary information

Exclusion of non recurring effects	2a and 22k	123,148	51,094
Net income without non recurring effects		6,175,638	5,234,739
Net income per share – R$		0.95	0.80

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	77

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

		01/01 to	01/01 to
	Note	03/31/2017	03/31/2016
Adjusted net income		20,137,189	14,914,967
Net income		6,052,490	5,183,645
Adjustments to net income:		14,084,699	9,731,322
Granted options recognized and share-based payment – variable compensation		(318,554)	(290,070)
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)	7h	1,568,214	(1,115,933)
Effects of changes in exchange rates on cash and cash equivalents		(397,806)	(3,176,415)
Allowance for loan losses	8c	5,366,143	7,193,452
Interest and foreign exchange expenses related to operations with subordinated debt		376,126	(1,184,411)
Financial expenses on technical provisions for pension plan and capitalization		4,935,318	4,653,167
Depreciation and amortization	15b	937,828	661,317
Interest expenses related to provision for contingent and legal liabilities	12b	434,845	433,500
Provision for contingent and legal liabilities	12b	701,836	831,478
Interest income related to escrow deposits	12b	(87,596)	(91,151)
Deferred taxes (excluding hedge tax effects)		1,406,151	499,577
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll and II	(155,475)	(132,364)
Interest and foreign exchange income related to available-for-sale securities		(1,203,480)	185,161
Interest and foreign exchange income related to held-to-maturity securities		339,247	481,119
(Gain) loss on sale of available-for-sale financial assets	7i	101,393	601,668
(Gain) loss on sale of investments		899	968
(Gain) loss on sale of foreclosed assets		54,274	11,063
(Gain) loss on sale of fixed assets		4,282	1,781
Non-controlling interests		(67,932)	64,095
Other		88,986	103,320
Change in assets and liabilities		(22,146,970)	13,422,514
(Increase) decrease in assets		(3,076,212)	84,480,562
Interbank investments		(38,645)	64,783,427
Securities and derivative financial instruments (assets / liabilities)		(7,670,040)	(3,366,405)
Compulsory deposits with the Central Bank of Brazil		1,070,431	(444,942)
Interbank and interbranch accounts (assets / liabilities)		815,229	(143,846)
Loan, lease and other credit operations		5,869,334	22,980,974
Other receivables and other assets		(1,825,048)	98,031
Foreign exchange portfolio and negotiation and intermediation of securities (assets / liabilities)		(1,297,473)	573,323
(Decrease) increase in liabilities		(19,070,758)	(71,058,048)
Deposits		(4,488,441)	(26,292,637)
Deposits received under securities repurchase agreements		(19,299,607)	(31,990,366)
Funds for issuance of securities		2,649,508	(1,238,237)
Borrowing and onlending		(2,266,409)	(9,237,370)
Credit card operations (assets / liabilities)		(2,587,108)	(3,191,654)
Technical provision for insurance, pension plan and capitalization		2,923,730	1,025,840
Collection and payment of taxes and contributions		4,137,326	3,988,005
Other liabilities		1,869,454	(774,965)
Deferred income		66,778	(113,105)
Payment of income tax and social contribution		(2,075,989)	(3,233,559)
Net cash provided by (used in) operating activities		(2,009,781)	28,337,481
Interest on capital / dividends received from affiliated companies		162,404	138,730
Funds received from sale of available-for-sale securities		7,090,935	3,401,156
Funds received from redemption of held-to-maturity securities		1,324,484	887,079
Disposal of assets not for own use		5,606	92,969
Disposal of investments		(888)	1,025
Cash and cash equivalents, net assets and liabilities due from Recovery acquisition	2c	-	(713,914)
Sale of fixed assets		7,694	7,662
Termination of intangible asset agreements		19,844	2,822
Purchase of available-for-sale securities		(4,881,041)	(1,833,833)
Purchase of held-to-maturity securities		(16,493)	(287,922)
Purchase of investments	2c	(12)	(184,547)
Disposal (Purchase) of fixed assets	15b	(168,887)	(147,022)
Disposal (Purchase) of intangible assets	15b	(195,106)	(203,741)
Net cash provided by (used in) investment activities		3,348,540	1,160,464
Decrease in subordinated debt		(4,570,116)	(6,681,282)
Change in non-controlling interests	16f	(98,104)	(12)
Granting of stock options		545,557	370,931
Purchase of treasury shares		(285,811)	(200,200)
Dividends and interest on capital paid to non-controlling interests		(14,567)	(29,772)
Dividends and interest on capital paid		(7,273,878)	(4,826,151)
Net cash provided by (used in) financing activities		(11,696,919)	(11,366,486)

Net increase (decrease) in cash and cash equivalents		(10,358,161)	18,131,459

Cash and cash equivalents at the beginning of the period		96,048,488	87,191,559
Effects of changes in exchange rates on cash and cash equivalents		397,806	3,176,415
Cash and cash equivalents at the end of the period	4a and 5	86,088,133	108,499,433

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	78

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

		01/01 to		01/01 to
	Note	03/31/2017		03/31/2016
Income		45,785,859		40,445,728
Financial operations		40,416,932		37,870,960
Banking services		8,601,093		7,728,945
Result from insurance, pension plan and capitalization operations		988,040		993,877
Result from loan losses	8	(4,515,482)		(6,364,214)
Other		295,276		216,160
Expenses		(24,685,378)		(19,997,728)
Financial operations		(22,553,976)		(18,298,358)
Other		(2,131,402)		(1,699,370)
Inputs purchased from third parties		(3,440,260)		(3,192,037)
Materials, energy and others	13g	(76,795)		(62,880)
Third-party services	13g	(1,007,126)		(950,814)
Other		(2,356,339)		(2,178,343)
Data processing and telecommunications	13g	(981,114)		(932,633)
Advertising, promotions and publication	13g	(221,953)		(207,854)
Installations		(374,639)		(367,888)
Transportation	13g	(84,549)		(99,369)
Security	13g	(184,648)		(176,560)
Travel expenses	13g	(43,394)		(39,224)
Other		(466,042)		(354,815)
Gross added value		17,660,221		17,255,963
Depreciation and amortization	13g	(550,153)		(518,557)
Net added value produced by the company		17,110,068		16,737,406
Added value received through transfer	15a II and lll	155,475		132,364
Total added value to be distributed		17,265,543		16,869,770
Distribution of added value		17,265,543		16,869,770
Personnel		4,768,246	27.6%	4,275,592	25.3%
Compensation		3,703,353	21.4%	3,412,456	20.2%
Benefits		856,708	5.0%	667,522	4.0%
FGTS – government severance pay fund		208,185	1.2%	195,614	1.2%
Taxes, fees and contributions		6,140,421	35.6%	7,005,855	41.5%
Federal		5,847,803	33.9%	6,702,822	39.7%
State		75	0.0%	3	0.0%
Municipal		292,543	1.7%	303,030	1.8%
Return on third parties’ assets - Rent		372,318	2.2%	340,583	2.0%
Return on own assets		5,984,558	34.7%	5,247,740	31.1%
Dividends and interest on capital		1,564,781	9.1%	1,144,005	6.8%
Retained earnings (loss) for the period		4,487,709	26.0%	4,039,640	23.9%
Minority interest in retained earnings		(67,932)	-0.4%	64,095	0.4%

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	79

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

Assets	Note	03/31/2017	03/31/2016
Current assets		4,739,414	8,147,526
Cash and cash equivalents		778,726	143,902
Interbank investments	4b and 6	779,918	2,459,254
Money market		779,918	530,292
Interbank deposits		-	1,928,962
Securities and derivative financial instruments	4c, 4d and 7	4,963	6,005
Own portfolio		-	1,581
Pledged in guarantee		4,963	4,424
Other receivables		3,160,144	5,532,271
Income receivable	15a I	1,827,931	4,508,629
Deferred tax assets	14b I	769,069	358,693
Escrow deposits - Civil, Labor, Tax and Social lawsuits		2,205	336
Sundry	13a	560,939	664,613
Other assets – prepaid expenses	4g	15,663	6,094
Long term receivables		66,726,443	74,619,437
Interbank investments – interbank deposits	4b and 6	65,016,921	73,764,863
Securities and derivative financial instruments	4c, 4d and 7	5,419	-
Own portfolio		1,403	-
Instrumentos Financeiros Derivativos		4,016	-
Other receivables		1,704,103	854,574
Deferred tax assets	14b I	157,064	4,440
Escrow deposits - Civil, Labor, Tax and Social lawsuits		16,381	16,927
Sundry	13a	1,530,658	833,207
Permanent assets		93,937,376	76,263,468
Investments - Investments in subsidiaries	4h and 15a I	93,937,335	76,263,441
Real estate in use	4i	41	27
Total assets		165,403,233	159,030,431
Liabilities
Current liabilities		15,861,400	3,550,960
Deposits - interbank deposits	4b and 10b	12,837,508	1,795,020
Funds from acceptance and issuance of securities	4b and 10d	26,150	36,979
Derivative Financial Instruments	4d and 7g	1,334,495	4,292
Other liabilities		1,663,247	1,714,669
Social and statutory	16b II	1,498,595	1,059,957
Tax and social security contributions	4n, 4p and 14c	136,030	243,482
Subordinated debt	10f	-	395,271
Provisions for contingent liabilities		106	2,862
Sundry		28,516	13,097
Long term liabilities		31,984,669	45,063,866
Deposits - Interbank deposits	4b and 10b	-	12,262,240
Funds from acceptance and issuance of securities	4b and 10d	3,359,371	3,736,067
Derivative Financial Instruments	4d and 7g	3,334,116	1,171,200
Other liabilities		25,291,182	27,894,359
Tax and social security contributions	4n, 4p and 14c	86,114	28,707
Subordinated debt	10f	24,994,902	27,663,995
Provisions for contingent liabilities		189,583	179,320
Sundry		20,583	22,337
Stockholders' equity	16	117,557,164	110,415,605
Capital		97,148,000	85,148,000
Capital reserves		1,265,167	1,208,948
Revenue reserves		23,639,206	30,146,362
Asset valuation adjustment	4c and 4d	(2,878,224)	(1,943,257)
(Treasury shares)		(1,616,985)	(4,144,448)
Total liabilities and stockholders' equity		165,403,233	159,030,431

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	80

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

		01/01 to	01/01 to
	Note	03/31/2017	03/31/2016
Income related to financial operations		703,217	449,190
Securities and derivative financial instruments		703,217	449,190
Expenses related to financial operations		(137,081)	782,662
Money market	10d	(137,081)	782,662
Gross income related to financial operations		566,136	1,231,852
Other operating revenues (expenses)		4,406,377	2,693,221
Personnel expenses		(60,865)	(46,360)
Other administrative expenses		(28,552)	(14,186)
Tax expenses	14a II	(91,516)	(42,611)
Equity in earnings of subsidiaries	15a I	4,599,846	2,812,724
Other operating revenues (expenses)		(12,536)	(16,346)
Operating income		4,972,513	3,925,073
Non-operating income		14,812	13,246
Income before taxes on income and profit sharing		4,987,325	3,938,319
Income tax and social contribution	4p	814,511	338,128
Due on operations for the period		38,286	43,200
Related to temporary differences		776,225	294,928
Profit sharing – Management Members - Statutory		(16,547)	(13,853)
Net income		5,785,289	4,262,594
Weighted average of the number of outstanding shares	16a	6,514,182,087	6,515,212,062
Net income per share – R$		0.89	0.65
Book value per share - R$ (outstanding at 03/31)		18.05	16.93

Supplementary information

Exclusion of non recurring effects	2a and 22k	123,148	51,094
Net income without non recurring effects		5,908,437	4,313,688
Net income per share – R$		0.91	0.66

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	81

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

		Capital		Asset valuation	Retained	(Treasury
	Capital	reserves	Revenue reserves	Adjustment	earnings	shares)	Total
Balance at 01/01/2016	85,148,000	1,537,219	29,724,889	(1,375,886)	-	(4,353,380)	110,680,842
Purchase of treasury shares	-	-	-	-	-	(200,200)	(200,200)
Granting of stock options	-	(38,201)	-	-	-	409,132	370,931
Granting of options recognized	-	(74,018)	-	-	-	-	(74,018)
Share-based payment – variable compensation	-	(216,052)	-	-	-	-	(216,052)
Payment of interest on capital on 02/29/2016 – declared after 12/31/2015 - R$ 0.4564 per share	-	-	(2,697,116)	-	-	-	(2,697,116)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(552,240)	-	-	(552,240)
Remeasurements in liabilities of post-employment benefits	-	-	-	(15,131)	-	-	(15,131)
Net income	-	-	-	-	4,262,594	-	4,262,594
Appropriations:
Legal reserve	-	-	213,130	-	(213,130)	-	-
Statutory reserves	-	-	2,905,459	-	(2,905,459)	-	-
Dividends and interest on capital	-	-	-	-	(1,144,005)	-	(1,144,005)
Balance at 03/31/2016	85,148,000	1,208,948	30,146,362	(1,943,257)	-	(4,144,448)	110,415,605
Changes in the period	-	(328,271)	421,473	(567,371)	-	208,932	(265,237)
Balance at 01/01/2017	97,148,000	1,589,343	24,687,292	(2,975,797)	-	(1,882,353)	118,566,485
Purchase of treasury shares	-	-	-	-	-	(285,811)	(285,811)
Granting of stock options	-	(5,622)	-	-	-	551,179	545,557
Granting of options recognized	-	(79,182)	-	-	-	-	(79,182)
Share-based payment – variable compensation	-	(239,372)	-	-	-	-	(239,372)
Payment of interest on capital on 03/03/2017 – declared after 12/31/2016 - R$ 0.6591 per share	-	-	(5,047,692)	-	-	-	(5,047,692)
Financial Guarantees Provided - CMN Resolution nº 4,512 (Note 8c)	-	-	-	-	(220,902)	-	(220,902)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	402,431	-	-	402,431
Remeasurements in liabilities of post-employment benefits	-	-	-	(68,849)	-	-	(68,849)
Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations	-	-	-	(236,009)	-	-	(236,009)
Net income	-	-	-	-	5,785,289	-	5,785,289
Appropriations:
Legal reserve	-	-	289,264	-	(289,264)	-	-
Statutory reserves	-	-	2,420,637	-	(2,420,637)	-	-
Dividends and interest on capital	-	-	1,289,705	-	(2,854,486)	-	(1,564,781)
Balance at 03/31/2017	97,148,000	1,265,167	23,639,206	(2,878,224)	-	(1,616,985)	117,557,164
Changes in the period	-	(324,176)	(1,048,086)	97,573	-	265,368	(1,009,321)

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	82

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

		01/01 to	01/01 to
	Note	03/31/2017	03/31/2016
Adjusted net income		(280,521)	(1,504,868)
Net income		5,785,289	4,262,594
Adjustments to net income:		(6,065,810)	(5,767,462)
Granted options recognized and share-based payment – variable compensation		(318,554)	(290,070)
Interest and foreign exchange expense related to operations with subordinated debt		(362,559)	(2,329,798)
Deferred taxes		(776,225)	(294,928)
Equity in earnings of subsidiaries	15a I	(4,599,846)	(2,812,724)
Amortization of goodwill		12,873	14,436
Effects of changes in exchange rates on cash and cash equivalents		(21,503)	(54,383)
Other		4	5
Change in assets and liabilities		2,081,883	372,360
(Increase) decrease in interbank investments		(294,044)	391,765
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		890,304	1,489,689
(Increase) decrease in other receivables and other assets		2,974,141	274,376
Increase (decrease) in deposits		(273,736)	(1,254,414)
(Decrease) increase in other liabilities		(1,253,876)	(603,407)
Payment of income tax and social contribution		39,094	74,351
Net cash provided by (used in) operating activities		1,801,362	(1,132,508)
Interest on capital / dividends received		2,655,754	368,342
(Purchase) sale of investments		-	184,661
Net cash provided by (used in) investment activities		2,655,754	553,003
Decrease in subordinated debt		(345,554)	(388,143)
(Decrease) increase in funds for issuance of securities		(45,553)	(337,402)
Granting of stock options		545,557	370,931
Purchase of treasury shares		(285,811)	(200,200)
Dividends and interest on capital paid		(7,273,878)	(4,826,151)
Net cash provided by (used in) financing activities		(7,405,239)	(5,380,965)

Net increase (decrease) in cash and cash equivalents		(2,948,123)	(5,960,470)

Cash and cash equivalents at the beginning of the period		4,485,264	6,580,281
Effects of changes in exchange rates on cash and cash equivalents		21,503	54,383
Cash and cash equivalents at the end of the period	4a and 5	1,558,644	674,194

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	83

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

		01/01 to	01/01 to
	Note	03/31/2017	03/31/2016
Income		1,542,192	826,337
Financial operations		703,217	449,190
Other		838,975	377,147
Expenses		(150,791)	764,955
Financial operations		(137,081)	782,662
Other		(13,710)	(17,707)
Inputs purchased from third parties		(28,371)	(14,064)
Third-party services		(11,248)	(8,522)
Advertising, promotions and publication		(12,249)	(795)
Expenses for financial system services		(1,843)	(1,699)
Insurance		(6)	-
Other		(3,025)	(3,048)
Gross added value		1,363,030	1,577,228
Deprecitation and amortization		(12,877)	(14,442)
Net added value produced by the company		1,350,153	1,562,786
Added value received through transfer	15a I	4,599,846	2,812,724
Equity income		4,599,846	2,812,724
Total added value to be distributed		5,949,999	4,375,510
Distribution of added value		5,949,999	4,375,510
Personnel		71,219	55,580
Compensation		70,433	54,933
Benefits		692	560
FGTS – government severance pay fund		94	87
Taxes, fees and contributions		93,310	57,214
Federal		93,287	57,207
Municipal		23	7
Return on third parties’ assets - rent		181	122
Return on own assets		5,785,289	4,262,594
Dividends and interest on capital		1,564,781	1,144,005
Retained earnings (loss) for the period		4,220,508	3,118,589

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	84

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Period from January 1 to March 31, 2017 and 2016

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its affiliated and subsidiaries companies, operates in Brazil and abroad in all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations. By means of its subsidiaries, it directly or indirectly carries out many other activities, with an emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	85

Note 2 – Presentation and consolidation of the financial statements

a)	Presentation

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009 and in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension – (PREVIC), which include the use of estimates deemed necessary to calculate the accounting provisions and the valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without non recurring effects” is presented within the Consolidated Statement of Income, and this effect is shown under the heading “Exclusion of non recurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Consolidated Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented at present value in the Consolidated Balance Sheet, and the related income and expenses, which represent the financial results of these operations, are presented, grouped together, under Loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan operations. The foreign exchange result is presented on an adjusted basis, with reclassification of expenses and income, in order exclusively to represent the impact of variations and differences in rates on the balance sheet accounts denominated in foreign currencies.

As from June 30, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED started to disclose a new concept for losses (Notes 8a II and 8c), segregating the Allowance for Loan and Lease Losses into 3 types of risks: Delay Risk: Provisions for delay, as required by BACEN, related to the minimum provision required for overdue operations, in accordance with CMN Resolution No. 2.682, of December 21, 1999; Aggravated Risk: Provisions for credits with aggravation of risk above the minimum required by BACEN for overdue operations and also provisions for credits that were renegotiated and Potential Risk related to expected and potential loss.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED include the consolidation of its foreign branches and subsidiaries.

Intercompany transactions, intercompany balances and intercompany results have been eliminated on consolidation. The investment funds of which ITAÚ UNIBANCO HOLDING CONSOLIDATED companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, based on the same categories to which these securities were originally allocated. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company (Note 4t).

The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originating from purchases of investments, from the recording of transactions with minority stockholders where there is no change of control (Note 4q), and in the record of exchange variations on investments abroad, and hedges of these investments where the functional currency is different from that of the parent company, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ and UNIBANCO merger and acquisition by minority stockholders of REDE, is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originating from the purchase of investments is no longer fully amortized as part of the consolidated financial statements (Note 4j). By December 31, 2009, the goodwill generated had been fully amortized in the periods in which investments were made.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	86

The consolidated financial statements cover ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main companies which together represent over 95% of total consolidated assets:

					Interest in voting capital at		Interest in total capital at
		Functional currency	Country of Incorporation	Activity	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Domestic
Banco Itaú BBA S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A(*)			Brazil	Financial institution	100.00%	60.00%	100.00%	60.00%
Banco Itaucard S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização			Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.(**)			Brazil	Insurance	99.99%	60.00%	99.99%	60.00%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.			Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.			Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign
Banco CorpBanca Colômbia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial institution	23.67%	0.00%	23.67%	0.00%
Banco Itaú (Suisse) S.A.		Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	(Note 2c)	Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile		Chilean Peso	Chile	Financial institution	0.00%	99.99%	0.00%	99.99%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombian Peso	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	(Note 2c)	Chilean Peso	Chile	Financial institution	35.71%	0.00%	35.71%	0.00%

(*) New company name of Banco Itaú BMG Consignado S.A.

(**) New company name of Itaú BMG Seguradora S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	87

c)	Business development

Credit Intelligence Bureau (“CIB”)

In January 21, 2016, the ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), signed a Memorandum of Understanding with Banco Bradesco S.A. Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau (“CIB”) which will enable greater efficiency in the management and granting of credit lines at long and medium terms.

CIB will be structured as a corporation and the Parties, each of them holding a 20% equity ownership, will share its control.

CIB’s incorporation is subject to the execution of definitive documents among the Parties, as well as the satisfaction of certain conditions precedent, including the approval by applicable regulatory authorities. The transaction was approved by CADE on November 9, 2016.

Banco Itaú BMG Consignado S.A.

On September 29, 2016, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), entered into a purchase and sale agreement with Banco BMG S.A. (BMG) for acquisition of a 40% interest in the capital of Banco Itaú BMG Consignado S.A. (Itaú BMG Consignado), corresponding to BMG’s total interest in Itaú BMG Consignado, for the amount of R$ 1,460,406, and now holds 100% of Itaú BMG Consignado.

Itaú Unibanco and BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels linked to BMG and its affiliates.

After compliance with conditions precedent and approval by proper regulatory authorities, the transaction was completed on December 28, 2016.

Currently, Itaú Consignado S.A. (current corporate name of Itaú BMG Consignado) is controlled by ITAÚ UNIBANCO HOLDING and, therefore, this acquisition did not have accounting effects on its results on initial regognition.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170 million.

ConectCar, located in Barueri, São Paulo, is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of ConectCar’s capital stock.

After compliance with the conditions precedent and approval of proper regulatory authorities, the operation was closed on January 29, 2016. The investment acquired is measured using the equity method.

The acquisition did not have accounting effects on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED on its results on initial regognition.

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Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A., entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. to acquire 89.08% of interest in the capital stock of Recovery do Brasil Consultoria S.A. (Recovery), corresponding to the total interest of the parties in Recovery, for R$ 734,755.

In the same transaction, ITAÚ UNIBANCO HOLDING CONSOLIDATED agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570 million.

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

After the compliance with the conditions precedent and approval by regulatory authorities, the transaction was closed on March 31, 2016.

The acquisition did not have accounting effects on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED on its results on initial regognition.

On July 7, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco, acquired from International Finance Corporation, a 6.92% additional interest, for the amount of R$ 59,186 and now holds 96% of Recovery´s capital.

Itau CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca and its controlling stockholders (Corp Group), establishing the terms and conditions of the merger of operations of BIC and CorpBanca in Chile and in the other jurisdictions in which CorpBanca operates.

CorpBanca is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies. In 2015, an accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile, in terms of overall size of loan portfolio, with a market share of 7.1%.

This agreement represents an important step in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s internationalization process.

The merger was approved by the stockholders of CorpBanca and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1st, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

i.	Increase in BIC’ capital in the amount of R$ 2,308,917 concluded on March 22, 2016;

ii.	Merger of BIC into CorpBanca, with the cancellation of BIC’s shares and issue of new shares by CorpBanca, at the rate of 80,240 shares of CorpBanca for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca, are 33.58% for ITAÚ UNIBANCO HOLDING CONSOLIDATED and 33.13% for Corp Group.

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The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING CONSOLIDATED	33.58%
Corp Group	33.13%
Other non-controlling stockholders	33.29%

The Itaú CorpBanca is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of Itaú CorpBanca and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. Except for certain strategic matters of Itaú CorpBanca, on which Corp Group has the right of veto, the members of the board of directors appointed by Corp Group should vote as recommended by ITAÚ UNIBANCO HOLDING.

The fair value of the consideration transferred by ITAÚ UNIBANCO HOLDING CONSOLIDATED due to its interest in Itaú CorpBanca was R$ 10,517,487, based on the quotation of CorpBanca’s shares listed on the Santiago Stock Exchange.

The consideration transferred resulted in goodwill for future expected profitability of R$ 6,590,106 (Recorded in Intangible assets - Note 15b III). Additionally, a goodwill of R$ 675,362 was generated in Brazil due to the difference between the equity value of BIC and the equity value of Itaú CorpBanca resulting from the merger. The goodwill will be amortized over 10 years. This amount will not be deducted for tax purposes, except in case of disposal or merger of the investment.

The table below summarizes the main assets acquired and liabilities assumed on the acquisition date:

CorpBanca

04/01/2016

Current Assets and Long Term Receivables	110,630,546
Cash and cash equivalents	5,869,160
Interbank investments	3,897,540
Securities and derivative financial instruments	19,632,775
Interbank accounts and Interbranch accounts	154,230
Loan, lease and other credit operations	75,543,990
Other receivables and Other assets	5,532,851
Permanent assets	4,056,062
Investments	71,517
Fixed assets and operating lease	494,001
Goodwill and Intangible assets	3,490,544
Total assets	114,686,608
Current Liabilities and Long Term Liabilities	107,324,988
Deposits	68,387,102
Deposits received under securities repurchase agreements	4,052,218
Funds from acceptances and issuance of securities	12,161,294
Interbank accounts and Interbranch accounts	259,445
Borrowing and onlending	6,410,574
Derivative financial instruments	5,749,062
Other liabilities	10,305,293
Total liabilities	107,324,988
Plan net assets	7,361,620
Non-controlling interests	1,487,970
Net assets assumed	5,873,650
Adjustment to fair value of net assets assumed	(1,946,269)
Net Assets Assumed at Fair Value	3,927,381

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Contingent liabilities have not been recorded due to the acquisition.

Additionally, on October 26, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED by means of its controlled subsidiary, ITB Holding Brasil Participações Ltda., has indirectly acquired 10,908,002,836 shares of Itaú CorpBanca, for equivalent to R$ 288.1 million.

The possibility of implementing the acquisition of such Shares was already set forth in the shareholders’ agreement entered into on April 1st, 2016 between ITAÚ UNIBANCO HOLDING CONSOLIDATED and Corp Group and certain of its affiliates. As a consequence, ITAÚ UNIBANCO HOLDING CONSOLIDATED’s ownership in Itaú CorpBanca increased from approximately 33.58% to 35.71%, without altering its current governance.

This transaction was implemented by means of the acquisition of 100% of the capital stock of a company named CGB II SpA, which is the current holder of the Shares. All the required regulatory approvals have been obtained on October of 2016.

The acquisitions did not have accounting effects on net income of ITAÚ UNIBANCO HOLDING CONSOLIDATED on its results on initial regognition.

MaxiPago

On September 3, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (Rede) entered into a share and purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet S.A.(MaxiPago), a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 19,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that Rede became the holder of 43,510 common shares, representing 75% of total voting capital of MaxiPago.

After the compliance with the conditions approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	14,500
(-) Fair value of identified assets and liabilities	(3,994)
(=) Goodwill	10,506

In the second semester of 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Rede, increased the capital of MaxiPago by 21.98% and acquired additional interest ownership of 3.02%, for the amount of R$ 2,000, and now holds 100% of MaxiPago’s capital stock.

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Note 3 – Requirements regarding capital and fixed asset limits

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the requirements of the Central Bank of Brazil (BACEN), which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and compulsory deposit requirements, thereby requiring banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, both the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP) issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans.

Further details on the Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED, which are not an integral part of the financial statements, can be found on the website www.itau.com.br/relacoes-com-investidores, Corporate Governance / Risk and Capital Management – Pillar 3.

a)	Capital Requirements in Place and in Progress

ITAÚ UNIBANCO HOLDING CONSOLIDATED minimum capital requirements comply with the set of BACEN resolutions and circulars which established in Brazil the global capital requirement standards known as Basel III. These are expressed as indices obtained from the ratio between capital - represented by the Referential Equity (PR), or Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets (RWA).

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk weighted asset amounts for credit, market, and operational risks. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

From September 1, 2016, BACEN authorized ITAÚ UNIBANCO HOLDING CONSOLIDATED to use internal market risk models to determine the total amount of regulatory capital, using for its daily calculation the portion of RWAMINT, replacing the portion RWAMPAD, as set out in BACEN Circular 3,646.

From January 1, 2017 to December 31, 2017, the minimum Total Capital ratio required is 9.25%. The required minimum Total Capital ratio between October 1, 2013 and December 31, 2015 was 11%, reducing gradually to 8% on January 1, 2019.

The table below shows Basel III implementation calendar for Brazil, as defined by BACEN, in which the figures refer to the percentage of ITAÚ UNIBANCO HOLDING CONSOLIDATED risk-weighted assets.

	As from January 1st
Schedule for Basel III implementation	2015	2016	2017	2018	2019
Common Equity Tier I	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%	6.0%	6.0%
Total capital	11%	9.875%	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	0.0%	0.625%	1.50%	2.375%	3.5%
ACPconservation	0%	0.625%	1.25%	1.875%	2.5%
ACPcountercyclical (1)	0%	0%	0%	0%	0%
ACPsystemic	0%	0%	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	4.5%	5.125%	6.0%	6.875%	8.0%
Total capital + ACP	11.0%	10.5%	10.75%	11.0%	11.5%
Prudential adjustment deductions	40%	60%	80%	100%	100%

(1) According to BACEN Circular 3,769, the current requirement for component ACP countercyclical is equal to zero.

Additionally, in March 2015, Circular BACEN 3,751 came into force, It provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators, which are not part of its financial statements, can be found at www.itau.com.br/investor-relations, “Corporate Governance” section, “Global Systemically Important Banks”.

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b)	Capital management governance

The Board of Directors is the main body in the management of ITAÚ UNIBANCO HOLDING CONSOLIDATED capital and it is responsible for approving the institutional capital management policy and guidelines regarding the institution’s capitalization level. The Board is also responsible for fully approving the ICAAP report, a process which is intended to assess the adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED capital by identifying material risks; defining the need for additional capital for such risks and the internal capital quantification methodologies; preparing a capital plan, both for normal and stress situations; and structuring a capital contingency plan.

The “Public Access Report – Capital Management“, which are not part of its financial statements, which provides the guidelines established in the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

c)	Composition of capital

The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely:

•	Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.
•	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.
•	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

The table below presents the composition of the referential equity segregated into Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Reference Equity	03/31/2017	03/31/2016
Stockholders’ equity of Itaú Unibanco Holding S.A. (Consolidated)	114,897,345	106,646,615
Non-controlling interests	11,391,260	937,024
Changes in Subsidiaries´ Interests in Capital Transactions	2,485,884	3,378,302
Consolidated stockholders’ equity (BACEN)	128,774,489	110,961,941
Common Equity Tier I prudential adjustments	(18,320,381)	(11,741,738)
Common Equity Tier I	110,454,109	99,220,203
Additional Tier I Prudential Adjustments	153,654	69,851
Additional Tier I Capital	153,654	69,851
Tier I (Common Equity Tier I + Additional Tier I Capital)	110,607,763	99,290,054
Instruments Eligible to Comprise Tier II	19,722,563	23,488,431
Tier II prudential adjustments	63,745	93,135
Tier II	19,786,308	23,581,566
Reference Equity (Tier I + Tier II)	130,394,071	122,871,620

d)	Risk-Weighted Assets (RWA)

According to CMN Resolution No. 4,193, as amended, minimum capital requirements are calculated by the RWA amount, which is obtained by adding the terms listed below:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach;

RWAMINT = portion related to the market risk capital requirement, using internal approach, as regulated by BACEN Circular No 3,646;

RWAOPAD = portion related to the operational risk capital requirement, calculated using the standardized approach.

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The table below shows the amounts of risk weighted assets for Credit Risk (RWACPAD):

	03/31/2017	03/31/2016
Risk exposures
Exposure Weighted by Credit Risk (RWACPAD)	642,699,948	637,179,005
a) Per Weighting Factor (FPR):
FPR at 2%	104,030	149,068
FPR at 20%	6,956,398	6,484,484
FPR at 35%	13,025,536	11,887,863
FPR at 50%	44,402,757	46,621,554
FPR at 75%	137,830,029	129,243,691
FPR at 85%	92,745,143	117,928,767
FPR at 100%	302,199,272	267,514,690
FPR at 250%	26,419,360	36,973,133
FPR at 300%	4,070,816	9,065,534
FPR up to 1250%(*)	3,428,877	1,305,258
Derivatives - Changes in the Counterparty Credit Quality	5,607,483	5,269,832
Derivatives – Future potential gain	5,910,247	4,735,131
b) Per Type:	642,699,948	637,179,005
Securities	43,767,873	45,130,410
Loan operations – Retail	109,904,274	102,839,669
Loan operations – Non-retail	239,481,523	218,141,106
Joint Liabilities - Retail	188,073	201,791
Joint Liabilities - Non-Retail	45,064,411	44,450,763
Loan commitments – Retail	27,734,668	26,199,439
Loan commitments – Non-retail	10,023,572	11,463,792
Other exposures	166,535,554	188,752,035

(*) Taking into consideration the application of the “F” factor required by Article 29 of BACEN Circular 3,644.

The table below presents the market risk weighted assets (RWAMINT)

Composition of Market Risk-Weighted Assets (RWAMINT)

	03/31/2017(1)(2)	03/31/2016(3)
Market Risk-Weighted Assets (RWAMPAD)	24,480,608	20,356,101
Operations subject to interest rate variation	22,626,739	15,778,805
Fixed rate denominated in reais	5,881,533	5,050,613
Foreign exchange coupons	13,734,965	7,621,539
Price index coupon	3,010,239	3,106,643
Interest rate coupon	2	10
Operations subject to commodity price variation	424,167	623,513
Operations subject to stock price variation	382,701	913,327
Operations subject to risk exposures in gold, foreign currency and foreign exchange variation	1,047,001	3,040,456
Capital benefit – Internal models	(2,448,061)
Market Risk-Weighted Assets (RWAMINT)	22,032,547
Market risk–weighted assets calculated by internal methodology	21,392,343

(1) As from the 2nd quarter of 2016, Itaú CorpBanca started to be fully consolidated in Itaú Unibanco's financial statements.

(2) Market risk weighted assets calculated based on internal models.

(3) Market risk weighted assets calculated based on standardized models.

The capital requirement determined for the market risk portion is the maximum between internal models and 90% of the standardized model. On March 31, 2017, the RWA calculated based on internal models, which includes foreign units, reached R$ 21,392,343 RWAMPAD reached R$ 24,480,608, and, as a result, the market risk RWA (RWAMINT) totaled R$ 22,032,547, related to 90% of the standardized model.

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The table below presents the composition of the operational risk weighted assets (RWAOPAD):

	03/31/2017	03/31/2016
Operational Risk-Weighted Assets (RWAOPAD)	54,417,146	37,363,592
Retail	11,252,291	6,898,563
Commercial	24,549,209	19,496,478
Corporate finance	2,581,300	1,525,549
Negotiation and sales	4,135,005	577,407
Payments and settlements	3,667,021	3,419,408
Financial agent services	3,729,326	3,070,052
Asset management	4,487,685	2,374,561
Retail brokerage	15,309	1,574

e)	Capital Adequacy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through the ICAAP, assesses the adequacy of its capital to face the incurred risks, for ICAAP, capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING CONSOLIDATED and the availability of capital to support business growth, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

Taking into consideration the capital base on March 31, 2017, should the Basel III rules established by the Central Bank of Brazil be applied immediately and fully, the core capital ratio would be 14.7% (12.6% on March 31, 2016, including the use of tax credits), including the merger of Citibank, the use of tax credits, and an early distribution of a payout installment above the mandatory minimum for the first quarter of 2017.

Composition of Referential Equity (PR)	03/31/2017	03/31/2016
Tier I	110,607,763	99,290,054
Common Equity Tier I	110,454,109	99,220,203
Additional Tier I Capital	153,654	69,851
Tier II	19,786,308	23,581,566
Deductions	-	-
Reference Equity	130,394,071	122,871,620
Minimum Referential Equity Required	66,521,342	68,621,246
Surplus Capital in relation to the Minimum Referential Equity Required	63,872,729	54,250,374
Additional Common Equity Tier I Required (ACPRequired)	10,787,245	4,343,117
Reference equity calculated for covering the interest rate risk of operations not classified in the trading portfolio (RBAN)	2,747,129	1,025,839

The table below shows the Basel and Fixed Asset Ratios:

	03/31/2017	03/31/2016
Basel Ratio	18.1%	17.7%
Tier I	15.4%	14.3%
Common Equity Tier I	15.4%	14.3%
Additional Tier I Capital	0.0%	0.0%
Tier II	2.8%	3.4%
Fixed Asset Ratio	24.6%	27.4%
Surplus Capital in Relation to Fixed Assets	33,113,435	27,813,359

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	95

f)	Capital for insurance activity

In July 2015, the National Council of Private Insurance (CNSP) issued CNSP Resolution No. 321, which, among other things, addresses the minimum capital requirements for underwriting, credit, operational and market risks for insurers, open private pension entities, capitalization companies and reinsurers.

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Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purposes of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading Cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die.

c)	Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are adjusted to their market value, with a counter-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, which the bank has the financial condition and intend, or is required to hold in the portfolio to maturity, are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through maturity, and are not adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary causes, are recorded in the results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to whether or not management intends to use them either as a hedge, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at the client’s request, on their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value closely related with those of the items being protected at the beginning and throughout the duration of the contract, and which are found to be effective reducing the risk related to the exposure being protected against, are classified as hedges, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amounts of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income.

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•	Net Investment Hedge of Foreign Operations - accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which are as follows are:

•	Provisions are recorded from the date on which loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occurs 360 days after the credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through a provision, according to current regulations, unearned reinsurance premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefits of which will be felt in future periods.

From January 1, 2015, ITAÚ UNIBANCO HOLDING has adopted the option provided in BACEN Circular No. 3,693, of December 20, 2013, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination. These compensation amounts for local correspondents in connection with transactions originated after January 1, 2017 will be fully recorded as expenses for the period.

h)	Investments – investments in subsidiary and affiliated companies are accounted for based on the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by making a provision in accordance with current standards.

i)	Fixed assets - As provided for in CMN Resolution No. 4,535, of November 24, 2016, these correspond to proprietary tangible assets and leasehold improvements, provided that they were used to carry out the company`s activities for a period of time longer than one year, and they should be recorded at fair value and adjusted for impairment, if applicable. Fair value comprises the purchase or construction price on demand, plus any import taxes and taxes not recoverable upon purchase, directly attributable costs required for the operation, and the initial estimate of costs of disassembling and removal of the asset and restoration of the place it is located, if the institution agrees to bear such costs at the asset purchase date. Monthly recognized depreciation takes into account the systematic allocation of the depreciated amount over the useful life of the asset.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semi-annually for impairment.

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k)	Intangible assets – Corresponds to non-monetary assets identified as intangible, purchased or developed by ITAÚ UNIBANCO HOLDING, intended to be held by the company or exercised with that purpose, as provided for by CMN Resolution No. 4,534, of November 24, 2016. It is composed of:

(i)	The goodwill amount paid on the acquisition of the company, transferred to intangible assets in view of the transfer of the acquirer’s equity by the acquired, as set forth by Law No. 9,532, of December 10, 1997, to be amortized based on the period defined in the appraisal reports;

(ii)	Usage rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company; and

(iii)	Software and customer portfolios, amortized over terms varying from five to ten years.

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - insurance premiums, accepted coinsurances and selling expenses are accounted for by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums installments is accounted for as incurred. Revenues from social security contributions, gross revenue from premium bonds and respective technical provisions are recognized upon receipt.

I - Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party while recovery of these paid amounts is pending from the Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance, classified in assets in accordance with the criteria established by CNSP and SUSEP legislation in force;

•	Unearned reinsurance premiums – Recognized to determine the portion of unearned reinsurance premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP and SUSEP legislation in force.

II -	The technical provisions for insurance, pension plan and capitalization are recognized in accordance with the technical notes approved by SUSEP and the criteria established by the current legislation.

II.I-  Insurance and pension plan:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms to maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata die basis. The provision includes an estimate for effective and not issued risks;

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement;

•	Provision for claims incurred and not reported – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations;

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product;

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•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product;

•	Provision for financial surplus – recognized to ensure the amounts intended for the distribution of a financial surplus, in accordance with the regulations in force, in the event that it is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

•	Supplemental Coverage Reserve (SCR) - Recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation. ITAÚ UNIBANCO HOLDING CONSOLIDATED deducts the portion corresponding to the difference between the fair value and the carrying amount, at the base date, from securities pledged as collateral of technical reserves, classified in “Held-to-maturity securities”, up to the limit of the amount determined;

•	Provision for redemptions and other amounts to be regularize – includes amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted;

•	Provision for related expenses - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur.

II.II - Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprised of the portion of the amounts collected for capitalization. It includes monetary restatement and interest, from the beginning of the validity date;

•	Provision for redemption – recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received;

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each tickets, which have been funded but, at the recognition date, have not yet been realized;

•	Provision for raffles payable – recognized from the date when the raffle is drawn until the date of financial settlement, or the date when the evidence of payment of the obligation is received, or in conformity with other cases provided by law;

•	Supplementary provision for raffles – recognized to supplement the provision for raffles unrealized, and is used for coverage of possible shortfall related to the expected amount of raffles to be drawn;

•	Provision for administrative expenses - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events for which materialization depends on uncertain future events:

•	Contingent assets - not recognized, except where there is evidence of a high likelihood level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or through offsetting against another liability.

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits inherent in the normal course of business filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated on a conservative basis, usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required to settle the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow adequate measurement, in spite of the uncertainty of their terms and amounts.

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Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results.

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. As of January 1, 2017, it is recorded in liabilities with a counter-entry to income for the period, in accordance with CMN Resolution No. 4,512 of July 28, 2016. Any adjustments arising from the initial application of said resolution were recorded with a counter-entry to Stockholders’ Equity.

p)	Taxes - these provisions are calculated in accordance with current legislation at the rates shown below, using the respective calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	20.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	On october 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until december 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

q)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

r)	Transactions with Non-Controlling Stockholders – Changes in ownership interest in subsidiaries, which do not result in loss of ownership control, are recorded as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recorded in the Consolidated Stockholders` Equity.

s)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost is defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

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Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects of changes in these assumptions. Gains and losses are fully recognized in Equity Valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining these benefits over specific periods, as well as the benefits granted based on judicial rulings.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur.

t)	Foreign currency translation

I- Functional and presentation currency

The Consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency, as provided for in CVM Resolution Nº 4,524, of September 29, 2016.

The assets and liabilities of subsidiaries are translated as follows:

•	Assets and liabilities are translated at the closing rate at the balance sheet date;
•	Income and expenses are translated at monthly average exchange rates.

Equity in the earnings of subsidiaries abroad is recognized as follows:

•	For those with functional currency equal to Real: Income for the period:
•	For those with functional currency equal to Real:
a)	Income for the period; Portion related to the subsidiary’s effective income; and
b)	Stockholders’ equity: Portion related to foreign exchange adjustments arising from the translation process, net of tax effects.

II - Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

For subsidiaries abroad with functional currency equal to Real, any operations carried out in a currency other than their respective functional currencies will be translated at the foreign currency rates of the respective trial balance or balance sheet of ITAÚ UNIBANCO HOLDING for monetary items, assets and liabilities recognized at fair or market value and for items not classified as monetary, provided that the subsidiary’s functional currency is equal to the Real. For other cases, operations are translated at the foreign exchange rate at the transaction date.

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Note 5 - Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	03/31/2017	03/31/2016
Cash and cash equivalents	20,223,961	18,384,138
Interbank deposits	18,053,193	21,920,972
Securities purchased under agreements to resell – Funded position	47,810,979	68,194,323
Total	86,088,133	108,499,433

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	03/31/2017	03/31/2016
Cash and cash equivalents	778,726	143,902
Securities purchased under agreements to resell – Funded position	779,918	530,292
Total	1,558,644	674,194

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Note 6 - Interbank investments

	03/31/2017						03/31/2016
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	193,605,350	51,387,050	161,859	33,802	245,188,061	89.3	205,798,625	86.6
Funded position (*)	50,776,395	16,690,595	161,859	17,485	67,646,334	24.6	76,740,989	32.3
Financed position	138,379,870	5,308,063	-	16,317	143,704,250	52.4	105,159,326	44.3
With free movement	5,669,818	5,308,063	-	-	10,977,881	4.0	16,241,060	6.9
Without free movement	132,710,052	-	-	16,317	132,726,369	48.4	88,918,266	37.4
Short position	4,449,085	29,388,392	-	-	33,837,477	12.3	23,898,310	10.0
Money market – Assets Guaranteeing Technical Provisions - SUSEP (Note 11b)	2,627,908	-	79,469	-	2,707,377	1.0	2,659,257	1.1
Interbank deposits	18,437,577	4,693,770	2,253,613	1,154,279	26,539,239	9.7	29,184,435	12.3
Total	214,670,835	56,080,820	2,494,941	1,188,081	274,434,677	100.0	237,642,317	100.0
% per maturity term	78.2	20.4	0.9	0.5	100.0
Total – 03/31/2016	186,190,481	44,039,562	6,390,492	1,021,782	237,642,317
% per maturity term	78.4	18.5	2.7	0.4	100.0

(*)	Includes R$ 3,541,613 (R$ 10,497,337 at 03/31/2016) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 779,918 (R$ 530,292 at 03/31/2016), Interbank deposits with maturity of 31 to 180 days to (R$ 907,733 at 03/31/2016), of 181 to 365 days to (R$ 1,021,229 at 03/31/2016) and over 365 days amounting to R$ 65,016,921 (R$ 73,764,863 at 03/31/2016).

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Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a)	Summary per maturity

	03/31/2017											03/31/2016
		Adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	125,436,904	713,160	1,140,447	127,290,511	33.6	761,623	2,975,679	3,826,593	12,269,940	16,235,320	91,221,356	98,670,794
Financial treasury bills	30,006,446	(407)	(265)	30,005,774	7.9	-	-	861,681	1,745,347	2,017,969	25,380,777	15,780,966
National treasury bills	25,319,590	107,518	163,751	25,590,859	6.7	220,741	-	1,535,668	10,066,174	4,809,989	8,958,287	19,952,238
National treasury notes	40,315,782	426,928	860,259	41,602,969	10.9	7,452	2,971,241	222,825	132,982	3,793,926	34,474,543	36,492,353
National treasury/securitization	213,634	(222)	19,479	232,891	0.1	2	58	403	107	234	232,087	226,316
Brazilian external debt bonds	29,581,452	179,343	97,223	29,858,018	8.0	533,428	4,380	1,206,016	325,330	5,613,202	22,175,662	26,218,921
Government securities - abroad	20,913,241	187,901	91,723	21,192,865	5.5	1,479,487	3,052,688	1,445,145	4,937,325	4,324,700	5,953,520	10,999,766
Argentina	735,830	80,037	-	815,867	0.2	451,473	158,122	117,193	52,077	2,332	34,670	591,751
Belgium	-	-	-	-	0.0	-	-	-	-	-	-	130,899
Chile	4,133,347	1,355	18,589	4,153,291	1.1	206,083	5,051	190,102	548,900	1,616,053	1,587,102	1,765,725
Colombia	5,689,657	106,103	136,306	5,932,066	1.5	205,694	1,332,647	60,990	677,848	10,434	3,644,453	11,189
Korea	2,965,244	-	-	2,965,244	0.8	511,743	506,870	-	1,005,769	940,862	-	2,171,537
Denmark	2,075,721	-	-	2,075,721	0.5	-	487,231	-	1,288,297	300,193	-	2,548,359
Spain	1,954,613	-	-	1,954,613	0.5	-	-	681,990	409,724	862,899	-	753,084
United States	1,570,692	109	(16,636)	1,554,165	0.4	-	369,238	-	170,934	490,372	523,621	1,879,897
Netherlands	-	-	-	-	0.0	-	-	-	-	-	-	110,722
Mexico	12,012	92	-	12,104	0.0	-	-	-	-	2,735	9,369	-
Paraguay	1,367,765	-	(45,922)	1,321,843	0.3	102,809	140,222	352,243	695,622	30,947	-	779,859
Uruguay	407,326	214	(621)	406,919	0.1	1,685	53,307	42,627	88,154	67,873	153,273	248,573
Other	1,034	(9)	7	1,032	0.0	-	-	-	-	-	1,032	8,171
Corporate securities	60,451,534	44,831	(665,734)	59,830,631	15.7	5,891,528	1,701,319	2,599,255	4,348,312	8,124,264	37,165,953	78,563,464
Shares	2,590,356	(42,638)	173,481	2,721,199	0.7	2,721,199	-	-	-	-	-	2,776,476
Rural product note	1,617,902	-	16,647	1,634,549	0.4	83,640	239,428	161,184	29,710	134,837	985,750	1,158,134
Bank deposit certificates	1,462,162	195	437	1,462,794	0.4	571,825	276,729	443,794	86,204	57,988	26,254	788,189
Securitized real estate loans	16,027,751	(371)	(19,838)	16,007,542	4.2	-	50,793	183,751	25,967	384,905	15,362,126	17,774,334
Fund quotas	1,134,000	7,786	(1,537)	1,140,249	0.3	1,140,249	-	-	-	-	-	1,125,142
Credit rights	20,001	-	-	20,001	0.0	20,001	-	-	-	-	-	-
Fixed income	940,786	(17,285)	(2)	923,499	0.2	923,499	-	-	-	-	-	880,360
Variable income	173,213	25,071	(1,535)	196,749	0.1	196,749	-	-	-	-	-	244,782
Debentures	23,294,854	64,475	(915,452)	22,443,877	5.9	490,341	213,691	303,373	964,390	2,971,072	17,501,010	23,603,820
Eurobonds and others	6,918,153	9,118	69,114	6,996,385	1.8	296,428	412,893	489,026	1,279,358	2,426,383	2,092,297	19,090,268
Financial bills	4,125,448	1	(1,586)	4,123,863	1.1	311,653	328,598	498,869	665,423	1,980,292	339,028	11,080,968
Promissory notes	2,355,902	-	13,996	2,369,898	0.6	101,276	100,024	376,205	1,192,171	168,738	431,484	842,544
Other	925,006	6,265	(996)	930,275	0.2	174,917	79,163	143,053	105,089	49	428,004	323,589
PGBL / VGBL fund quotas (1)	150,062,875	-	-	150,062,875	39.5	150,062,875	-	-	-	-	-	122,898,952
Subtotal - securities	356,864,554	945,892	566,436	358,376,882	94.3	158,195,513	7,729,686	7,870,993	21,555,577	28,684,284	134,340,829	311,132,976
Trading securities	230,958,252	945,892	-	231,904,144	61.0	154,449,405	3,535,625	4,521,940	4,977,044	12,876,755	51,543,375	185,093,545
Available-for-sale securities	87,058,303	-	566,436	87,624,739	23.1	3,365,571	4,079,748	2,784,037	7,851,179	13,466,269	56,077,935	84,934,920
Held-to-maturity securities (2)	38,847,999	-	-	38,847,999	10.2	380,537	114,313	565,016	8,727,354	2,341,260	26,719,519	41,104,511
Derivative financial instruments	16,569,620	5,005,364	-	21,574,984	5.7	4,616,514	2,322,641	2,822,255	2,354,193	2,551,711	6,907,670	27,864,168
Total securities and derivative financial instruments (assets)	373,434,174	5,951,256	566,436	379,951,866	100.0	162,812,027	10,052,327	10,693,248	23,909,770	31,235,995	141,248,499	338,997,144

Derivative financial instruments (liabilities)	(20,371,718)	(2,668,735)	-	(23,040,453)	100.0	(4,090,585)	(1,829,778)	(1,961,227)	(1,810,277)	(4,311,490)	(9,037,096)	(28,917,285)

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to long term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.
(2)	Unrecorded negative adjustment to market value in the amount of R$ 756,156 (R$ (1,072,943 at 03/31/2016), according to Note 7e.

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b)	Summary by portfolio

	03/31/2017
		Restricted to
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total
Government securities - domestic	65,273,282	23,409,619	17,994,584	7,365,912	4,582,814	-	8,664,300	127,290,511
Financial treasury bills	21,456,135	2,042,580	-	5,182,041	-	-	1,325,018	30,005,774
National treasury bills	5,827,375	14,765,577	-	415,093	4,582,814	-	-	25,590,859
National treasury notes	26,189,622	6,601,462	-	1,472,603	-	-	7,339,282	41,602,969
National treasury / Securitization	232,891	-	-	-	-	-	-	232,891
Brazilian external debt bonds	11,567,259	-	17,994,584	296,175	-	-	-	29,858,018
Government securities - abroad	16,779,984	104,939	930,810	3,377,132	-	-	-	21,192,865
Argentina	783,214	8,495	-	24,158	-	-	-	815,867
Chile	4,072,676	74,317	-	6,298	-	-	-	4,153,291
Colombia	3,648,048	-	930,810	1,353,208	-	-	-	5,932,066
Korea	2,511,579	-	-	453,665	-	-	-	2,965,244
Denmark	1,064,952	-	-	1,010,769	-	-	-	2,075,721
Spain	1,667,806	-	-	286,807	-	-	-	1,954,613
United States	1,326,921	-	-	227,244	-	-	-	1,554,165
Mexico	12,104	-	-	-	-	-	-	12,104
Paraguay	1,285,905	22,127	-	13,811	-	-	-	1,321,843
Uruguay	405,747	-	-	1,172	-	-	-	406,919
Other	1,032	-	-	-	-	-	-	1,032
Corporate securities	48,296,690	3,904,914	155,649	3,883,507	-	-	3,589,871	59,830,631
Shares	2,719,916	-	-	1,283	-	-	-	2,721,199
Rural product note	1,634,549	-	-	-	-	-	-	1,634,549
Bank deposit certificates	1,122,454	-	-	3,917	-	-	336,423	1,462,794
Securitized real estate loans	16,007,542	-	-	-	-	-	-	16,007,542
Fund quotas	989,506	-	-	392	-	-	150,351	1,140,249
Credit rights	20,001	-	-	-	-	-	-	20,001
Fixed income	772,756	-	-	392	-	-	150,351	923,499
Variable income	196,749	-	-	-	-	-	-	196,749
Debentures	14,172,816	3,904,914	-	3,871,301	-	-	494,846	22,443,877
Eurobonds and other	6,834,122	-	155,649	6,614	-	-	-	6,996,385
Financial bills	1,551,865	-	-	-	-	-	2,571,998	4,123,863
Promissory notes	2,369,898	-	-	-	-	-	-	2,369,898
Other	894,022	-	-	-	-	-	36,253	930,275
PGBL / VGBL fund quotas	-	-	-	-	-	-	150,062,875	150,062,875
Subtotal - securities	130,349,956	27,419,472	19,081,043	14,626,551	4,582,814	-	162,317,046	358,376,882
Trading securities	49,341,024	15,996,912	4,683,177	6,905,268	-	-	154,977,763	231,904,144
Available-for-sale securities	52,147,449	11,422,560	12,103,955	7,721,279	-	-	4,229,496	87,624,739
Held-to-maturity securities	28,861,483	-	2,293,911	4	4,582,814	-	3,109,787	38,847,999
Derivative financial instruments	-	-	-	-	-	21,574,984	-	21,574,984
Total securities and derivative financial instruments (assets)	130,349,956	27,419,472	19,081,043	14,626,551	4,582,814	21,574,984	162,317,046	379,951,866
Total securities and derivative financial instruments (assets) – 03/31/2016	112,612,645	16,023,699	30,961,469	12,545,624	4,310,635	27,864,168	134,678,904	338,997,144

(*)	Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	106

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	03/31/2017										03/31/2016
		Adjustment to
		market value (in
	Cost	results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	67,351,397	713,160	68,064,557	29.3	761,623	1,798,173	3,574,146	3,543,661	10,506,481	47,880,473	48,602,486
Financial treasury bills	29,465,492	(407)	29,465,085	12.7	-	-	861,681	1,414,836	2,017,969	25,170,599	13,339,125
National treasury bills	11,766,666	107,518	11,874,184	5.1	220,741	-	1,487,099	1,670,458	1,949,493	6,546,393	12,325,112
National treasury notes	19,349,211	426,928	19,776,139	8.5	7,452	1,793,735	18,947	132,930	3,753,758	14,069,317	21,771,773
National treasury / Securitization	1,326	(222)	1,104	0.0	2	58	403	107	234	300	2,853
Brazilian external debt bonds	6,768,702	179,343	6,948,045	3.0	533,428	4,380	1,206,016	325,330	2,785,027	2,093,864	1,163,623
Government securities - abroad	4,587,078	187,901	4,774,979	2.1	453,207	1,505,032	117,273	629,535	24,472	2,045,460	1,154,218
Argentina	735,594	80,037	815,631	0.4	451,473	158,122	117,193	51,841	2,332	34,670	591,481
Belgium	-	-	-	0.0	-	-	-	-	-	-	130,899
Chile	187,931	1,355	189,286	0.1	-	3,399	-	8,295	8,971	168,621	237,098
Colombia	3,529,430	106,103	3,635,533	1.6	78	1,332,647	80	467,757	10,434	1,824,537	11,189
United States	76,111	109	76,220	0.0	-	-	-	76,220	-	-	85,506
Mexico	12,012	92	12,104	0.0	-	-	-	-	2,735	9,369	-
Paraguay	-	-	-	0.0	-	-	-	-	-	-	56,903
Uruguay	45,161	214	45,375	0.0	1,656	10,864	-	25,422	-	7,433	41,142
Other	839	(9)	830	0.0	-	-	-	-	-	830	-
Corporate securities	8,956,902	44,831	9,001,733	3.9	3,171,700	232,420	830,521	803,848	2,345,802	1,617,442	12,437,889
Shares	2,118,724	(42,638)	2,076,086	0.9	2,076,086	-	-	-	-	-	2,287,794
Bank deposit certificates	463,806	195	464,001	0.2	49,126	6,028	402,934	2,564	-	3,349	17,327
Securitized real estate loans	11,678	(371)	11,307	0.0	-	-	-	-	-	11,307	-
Fund quotas	941,036	7,786	948,822	0.4	948,822	-	-	-	-	-	630,717
Credit rights	20,001	-	20,001	0.0	20,001	-	-	-	-	-	-
Fixed income	749,357	(17,285)	732,072	0.3	732,072	-	-	-	-	-	386,367
Variable income	171,678	25,071	196,749	0.1	196,749	-	-	-	-	-	244,350
Debentures	1,446,589	64,475	1,511,064	0.7	1,405	-	-	49,877	791,910	667,872	1,418,294
Eurobonds and other	778,450	9,118	787,568	0.3	94,975	34,266	732	115,251	94,716	447,628	4,087,174
Financial bills	3,054,626	1	3,054,627	1.3	1,286	192,126	426,855	636,156	1,459,176	339,028	3,994,962
Others	141,993	6,265	148,258	0.1	-	-	-	-	-	148,258	1,621
PGBL / VGBL fund quotas	150,062,875	-	150,062,875	64.7	150,062,875	-	-	-	-	-	122,898,952
Total	230,958,252	945,892	231,904,144	100.0	154,449,405	3,535,625	4,521,940	4,977,044	12,876,755	51,543,375	185,093,545
% per maturity term					66.7	1.5	1.9	2.1	5.6	22.3
Total – 03/31/2016	184,704,561	388,984	185,093,545	100.0	135,366,231	501,497	6,521,299	4,470,851	4,176,410	34,057,257
% per maturity term					73.1	0.3	3.5	2.4	2.3	18.4

At 03/31/2017, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Fund quotas fixed income R$ 4,963 without maturity (R$ 4,424 of 03/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	107

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	03/31/2017										03/31/2016
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	34,201,368	1,140,447	35,341,815	40.3	-	1,177,506	75,145	330,563	3,772,484	29,986,117	26,387,317
Financial treasury bills	540,954	(265)	540,689	0.6	-	-	-	330,511	-	210,178	2,441,841
National treasury bills	5,108,639	163,751	5,272,390	6.0	-	-	-	-	2,860,496	2,411,894	9,995
National treasury notes	16,329,070	860,259	17,189,329	19.6	-	1,177,506	75,145	52	40,168	15,896,458	10,303,266
National treasury / Securitization	212,308	19,479	231,787	0.3	-	-	-	-	-	231,787	223,463
Brazilian external debt bonds	12,010,397	97,223	12,107,620	13.8	-	-	-	-	871,820	11,235,800	13,408,752
Government securities - abroad	15,837,598	91,723	15,929,321	18.3	820,664	1,547,656	1,266,962	4,097,699	4,300,228	3,896,112	9,845,530
Argentina	236	-	236	0.0	-	-	-	236	-	-	270
Chile	3,945,416	18,589	3,964,005	4.6	206,083	1,652	190,102	540,605	1,607,082	1,418,481	1,528,627
Colombia	1,683,610	136,306	1,819,916	2.1	-	-	-	-	-	1,819,916	-
Korea	2,965,244	-	2,965,244	3.4	511,743	506,870	-	1,005,769	940,862	-	2,171,537
Denmark	2,075,721	-	2,075,721	2.4	-	487,231	-	1,288,297	300,193	-	2,548,359
Spain	1,954,613	-	1,954,613	2.2	-	-	681,990	409,724	862,899	-	753,084
United States	1,494,581	(16,636)	1,477,945	1.7	-	369,238	-	94,714	490,372	523,621	1,794,391
Netherlands	-	-	-	0.0	-	-	-	-	-	-	110,722
Paraguay	1,367,765	(45,922)	1,321,843	1.5	102,809	140,222	352,243	695,622	30,947	-	722,956
Uruguay	350,240	(621)	349,619	0.4	29	42,443	42,627	62,732	67,873	133,915	207,431
Other	172	7	179	0.0	-	-	-	-	-	179	8,153
Corporate securities	37,019,337	(665,734)	36,353,603	41.4	2,544,907	1,354,586	1,441,930	3,422,917	5,393,557	22,195,706	48,702,073
Shares	471,632	173,481	645,113	0.7	645,113	-	-	-	-	-	488,682
Rural product note	1,617,902	16,647	1,634,549	1.9	83,640	239,428	161,184	29,710	134,837	985,750	1,158,134
Bank deposit certificate	998,352	437	998,789	1.1	522,695	270,701	40,860	83,640	57,988	22,905	770,858
Securitized real estate loans	2,044,474	(19,838)	2,024,636	2.3	-	-	-	-	-	2,024,636	2,090,014
Fund quotas	192,964	(1,537)	191,427	0.2	191,427	-	-	-	-	-	494,425
Fixed income	191,429	(2)	191,427	0.2	191,427	-	-	-	-	-	493,993
Variable income	1,535	(1,535)	-	0.0	-	-	-	-	-	-	432
Debentures	21,837,560	(915,452)	20,922,108	23.9	488,936	213,691	303,373	914,513	2,179,162	16,822,433	22,167,159
Eurobonds and other	6,124,937	69,114	6,194,051	7.1	201,453	378,627	488,294	1,164,107	2,331,667	1,629,903	13,282,283
Financial bills	1,070,822	(1,586)	1,069,236	1.2	310,367	136,472	72,014	29,267	521,116	-	7,086,006
Promissory notes	2,355,902	13,996	2,369,898	2.7	101,276	100,024	376,205	1,192,171	168,738	431,484	842,544
Other	304,792	(996)	303,796	0.3	-	15,643	-	9,509	49	278,595	321,968
Total	87,058,303	566,436	87,624,739	100.0	3,365,571	4,079,748	2,784,037	7,851,179	13,466,269	56,077,935	84,934,920
% per maturity term					3.8	4.7	3.2	9.0	15.4	63.9
Total – 03/31/2016	87,278,108	(2,343,188)	84,934,920	100.0	3,023,677	3,700,324	7,608,324	12,564,818	9,683,297	48,354,480
% per maturity term					3.6	4.4	9.0	14.8	11.4	56.9

At March 31, 2017, at ITAÚ UNIBANCO HOLDING the portfolio is composed of Eurobonds, in the amount of R$ 1,403 maturing over 365 days (R$ 1,581 at 03/31/2016 maturing until one year).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	108

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at 03/31/2017, not considered in results, is an impairment loss of R$ 463,772 (R$ 638,847 at 03/31/2016).

	03/31/2017										03/31/2016
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic (*)	23,884,139	61.5	-	-	177,302	8,395,716	1,956,355	13,354,766	24,807,991	23,680,991	23,566,837
National treasury bills	8,444,285	21.8	-	-	48,569	8,395,716	-	-	8,593,198	7,617,131	7,459,847
National treasury notes	4,637,501	11.9	-	-	128,733	-	-	4,508,768	5,319,409	4,417,314	4,876,258
Brazilian external debt bonds	10,802,353	27.8	-	-	-	-	1,956,355	8,845,998	10,895,384	11,646,546	11,230,732
Government securities - abroad	488,565	1.3	205,616	-	60,910	210,091	-	11,948	488,435	18	52
Colombia	476,617	1.2	205,616	-	60,910	210,091	-	-	476,502	-	-
Uruguay	11,925	0.1	-	-	-	-	-	11,925	11,925	-	-
Other	23	-	-	-	-	-	-	23	8	18	52
Corporate securities	14,475,295	37.2	174,921	114,313	326,804	121,547	384,905	13,352,805	14,307,729	17,423,502	16,464,679
Bank deposit certificate	4	-	4	-	-	-	-	-	4	4	4
Securitized real estate loans	13,971,599	36.0	-	50,793	183,751	25,967	384,905	13,326,183	13,804,125	15,684,320	14,725,497
Debentures	10,705	0.0	-	-	-	-	-	10,705	10,705	18,367	18,367
Eurobonds and other	14,766	0.0	-	-	-	-	-	14,766	14,674	1,720,811	1,720,811
Other	478,221	1.2	174,917	63,520	143,053	95,580	-	1,151	478,221	-	-
Total	38,847,999	100.0	380,537	114,313	565,016	8,727,354	2,341,260	26,719,519	39,604,155	41,104,511	40,031,568
% per maturity term			1.0	0.3	1.5	22.5	6.0	68.7
Total – 03/31/2016	41,104,511	100.0	340,337	-	284,787	1,021,270	7,941,995	31,516,122
% per maturity term			0.8	-	0.7	2.5	19.3	76.6

(*)	Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,779,492 (R$ 2,640,157 at 03/31/2016).

f)	Reclassification of securities

No reclassification was made in the period.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	109

g)	Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication of financial products used. As a result of this process, there has been increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO HOLDING and its subsidiaries operate in the derivatives markets for meeting the growing needs of their clients, as well as enacting their risk management policy. This policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instrument business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil include swaps, forwards, options and futures contracts, which are registered at the B3 at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps mostly listed on the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded on stock exchanges.

The main risk factors of the derivatives, assumed at 03/31/2017, were related to the foreign exchange rate, interest rate, commodities, US Dollar coupon, Reference Rate coupon, LIBOR and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, through the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even in highly volatile situations.

Most derivatives included in the institution’s portfolio are traded on stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to the liquidity of a specific contract is identified. Derivatives typically valued in this way are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A substantial portion of the Brazilian government securities, highly-liquid international (public and private) securities and shares are in this situation.

For derivatives the prices of which are not directly disclosed by stock exchanges, fair prices are obtained based on pricing models which use market information, deducted based on the prices disclosed for higher liquidity assets. Interest and market volatility curves which provide input for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities with limited liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 8,732,132 (R$ 6,472,706 at 03/31/2016) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	110

I - Derivatives by index

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results / stockholders' equity)	Market value
	03/31/2017	03/31/2016	03/31/2017	03/31/2017	03/31/2017	03/31/2016
Futures contracts	641,528,216	527,129,950	(2,185)	(241,354)	(243,539)	1,016,784
Purchase commitments	255,017,905	184,659,944	(42,942)	(218,973)	(261,915)	6,612
Commodities	135,802	276,765	(167)	-	(167)	(337)
Indexes	107,720,659	63,122,637	(38,567)	(3,716)	(42,283)	(307,892)
Interbank market	102,693,748	82,915,009	(4,338)	(36)	(4,374)	(283,811)
Foreign currency	29,981,747	27,220,444	371	(215,221)	(214,850)	598,626
Securities	14,477,946	11,106,365	(241)	-	(241)	3
Other	8,003	18,724	-	-	-	23
Commitments to sell	386,510,311	342,470,006	40,757	(22,381)	18,376	1,010,172
Commodities	276,464	289,266	(9)	-	(9)	733
Indexes	136,564,244	77,167,508	30,819	3,472	34,291	292,124
Interbank market	160,936,622	150,344,970	2,134	(31)	2,103	499,801
Foreign currency	73,706,048	107,912,472	7,259	(25,441)	(18,182)	217,604
Fixed rates	940,381	-	-	(381)	(381)	-
Securities	13,956,432	6,737,345	194	-	194	(90)
Other	130,120	18,445	360	-	360	-
Swap contracts			(4,797,593)	1,326,192	(3,471,401)	(5,161,369)
Asset position	515,869,746	329,068,870	6,395,023	3,453,329	9,848,352	7,888,859
Commodities	-	4,924	-	-	-	208
Indexes	219,589,117	131,660,858	444,094	531,169	975,263	1,086,173
Interbank market	41,176,144	60,534,583	1,428,962	29,169	1,458,131	1,874,585
Foreign currency	13,151,054	13,855,302	919,174	153,255	1,072,429	2,306,957
Fixed rates	202,572,313	112,246,916	3,628,471	1,499,954	5,128,425	2,284,507
Floating rate	39,358,829	10,742,142	(25,671)	1,239,292	1,213,621	335,569
Securities	3,742	12,767	(13)	492	479	-
Other	18,547	11,378	6	(2)	4	860
Liability position	520,667,339	334,743,368	(11,192,616)	(2,127,137)	(13,319,753)	(13,050,228)
Commodities	128,975	15,524	(587)	44	(543)	(4)
Indexes	171,726,303	105,580,457	(2,484,652)	(2,233,163)	(4,717,815)	(2,970,204)
Interbank market	34,209,452	39,888,107	(343,614)	(8,001)	(351,615)	(539,461)
Foreign currency	17,764,601	32,846,485	(580,430)	48,508	(531,922)	(3,099,625)
Fixed rates	259,237,129	145,565,915	(7,675,077)	1,103,887	(6,571,190)	(5,637,298)
Floating rate	37,571,626	10,702,231	(96,956)	(1,039,483)	(1,136,439)	(782,658)
Securities	18,504	44,567	(10,422)	976	(9,446)	(20,855)
Other	10,749	100,082	(878)	95	(783)	(123)
Option contracts	650,103,211	417,098,348	120,794	914,255	1,035,049	(188,269)
Purchase commitments - long position	215,659,847	99,900,325	1,346,493	(421,816)	924,677	1,402,311
Commodities	485,586	701,803	15,829	9,757	25,586	23,129
Indexes	92,779,066	28,206,951	132,551	(33,871)	98,680	278,817
Interbank market	587,191	368,968	192	30,451	30,643	1,629
Foreign currency	46,997,714	64,104,528	1,000,860	(704,488)	296,372	759,720
Fixed rates	13,985	5,018	-	38	38	7
Securities	74,729,926	6,423,434	189,821	264,961	454,782	322,470
Other	66,379	89,623	7,240	11,336	18,576	16,539
Commitments to sell - long position	146,982,863	108,224,821	1,695,402	1,578,226	3,273,628	3,546,338
Commodities	202,543	197,248	3,892	6,665	10,557	11,101
Indexes	73,215,086	48,210,205	103,685	46,169	149,854	110,238
Interbank market	7,306,136	1,356,261	5,630	13,675	19,305	7,268
Foreign currency	36,693,237	50,507,667	1,374,392	1,442,891	2,817,283	2,570,845
Fixed rates	141,342	158,051	6,294	(3,585)	2,709	6,394
Securities	29,416,028	7,750,973	201,213	72,661	273,874	839,118
Other	8,491	44,416	296	(250)	46	1,374
Purchase commitments - short position	129,942,343	82,690,018	(1,456,618)	502,694	(953,924)	(1,844,700)
Commodities	252,165	192,992	(3,450)	(13,421)	(16,871)	(7,570)
Indexes	73,355,559	18,982,922	(146,738)	42,040	(104,698)	(324,743)
Interbank market	94,534	459,397	(100)	100	-	(758)
Foreign currency	47,570,337	57,938,448	(1,229,529)	695,874	(533,655)	(1,310,802)
Fixed rates	91,598	102,176	-	(203)	(203)	(125)
Securities	8,511,771	4,924,460	(69,561)	(210,360)	(279,921)	(184,163)
Other	66,379	89,623	(7,240)	(11,336)	(18,576)	(16,539)
Commitments to sell - short position	157,518,158	126,283,184	(1,464,483)	(744,849)	(2,209,332)	(3,292,218)
Commodities	277,352	358,378	(14,956)	(2,684)	(17,640)	(38,618)
Indexes	90,132,678	67,297,246	(148,472)	(10,864)	(159,336)	(326,268)
Interbank market	3,040,611	548,810	(5,753)	(10,902)	(16,655)	(1,798)
Foreign currency	34,745,808	51,243,830	(1,122,606)	(638,183)	(1,760,789)	(2,148,616)
Fixed rates	31,728	20,143	(893)	294	(599)	(808)
Securities	29,281,490	6,770,361	(171,507)	(82,760)	(254,267)	(774,736)
Other	8,491	44,416	(296)	250	(46)	(1,374)
Forward contracts	8,125,514	35,731,541	1,140,236	(283)	1,139,953	1,551,865
Purchases receivable	1,191,030	1,880,083	1,190,846	(2,349)	1,188,497	1,890,397
Foreign currency	-	-	100	-	100	-
Fixed rates	506,372	1,236,261	505,833	174	506,007	1,244,321
Floating rate	416,743	635,602	416,998	860	417,858	637,970
Securities	267,915	8,220	267,915	(3,383)	264,532	8,106
Purchases payable	-	-	(923,923)	-	(923,923)	(1,886,527)
Fixed rates	-	-	(505,834)	-	(505,834)	(1,247,906)
Floating rate	-	-	(416,998)	-	(416,998)	(638,525)
Securities	-	-	(1,091)	-	(1,091)	(96)
Sales receivable	4,096,370	33,851,458	2,871,530	1,413	2,872,943	3,366,790
Commodities	90	17	90	-	90	16
Indexes	55	9	53	-	53	8
Interbank market	1,270,835	30,487,384	2,390	11	2,401	27,809
Fixed rates	1,739,555	1,051,844	1,735,835	-	1,735,835	1,052,271
Floating rate	199,038	769,291	261,244	-	261,244	785,903
Securities	886,797	1,542,913	871,918	1,402	873,320	1,500,783
Sales deliverable	2,838,114	-	(1,998,217)	653	(1,997,564)	(1,818,795)
Interbank market	2,807,231	-	-	(250)	(250)	-
Foreign currency	-	-	(741)	-	(741)	-
Fixed rates	-	-	(1,735,836)	647	(1,735,189)	(1,048,889)
Floating rate	30,883	-	(261,244)	247	(260,997)	(769,906)
Securities	-	-	(396)	9	(387)	-

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	111

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results / stockholders' equity)	Market value
	03/31/2017	03/31/2016	03/31/2017	03/31/2017	03/31/2017	03/31/2016
Credit derivatives	10,885,964	11,601,380	4,093	66,777	70,870	(107,780)
Asset position	6,953,945	4,949,903	142,577	(2,377)	140,200	426,128
Foreign currency	5,004,297	3,670,399	141,986	(54,627)	87,359	387,788
Fixed rate	142,578	373,685	(644)	2,716	2,072	410
Securities	1,477,023	721,540	1,004	43,076	44,080	32,350
Other	330,047	184,279	231	6,458	6,689	5,580
Liability position	3,932,019	6,651,477	(138,484)	69,154	(69,330)	(533,908)
Foreign currency	3,265,670	4,322,284	(138,565)	87,531	(51,034)	(367,443)
Fixed rate	-	53,384	-	-	-	(4,672)
Securities	513,584	1,837,082	49	(12,967)	(12,918)	(142,319)
Other	152,765	438,727	32	(5,410)	(5,378)	(19,474)
Forwards operations	243,893,609	176,076,499	(95,464)	259,273	163,809	1,188,932
Asset position	123,317,535	92,574,813	2,748,706	348,009	3,096,715	4,085,236
Commodities	113,057	443,949	9,250	566	9,816	43,074
Indexes	507,303	118,501	19,875	-	19,875	10,264
Foreign currency	122,696,064	92,003,593	2,719,536	347,443	3,066,979	4,031,577
Securities	1,111	8,770	45	-	45	321
Liability position	120,576,074	83,501,686	(2,844,170)	(88,736)	(2,932,906)	(2,896,304)
Commodities	328,017	39,845	(27,454)	1,431	(26,023)	(2,169)
Indexes	676,775	-	(18,866)	-	(18,866)	-
Foreign currency	119,551,123	83,446,683	(2,797,501)	(90,167)	(2,887,668)	(2,893,973)
Securities	20,159	15,158	(349)	-	(349)	(162)
Target flow of swap	1,467,759	1,578,407	(318,537)	37,637	(280,900)	(221,531)
Asset position - Foreign currency	897,759	1,008,407	812	35,470	36,282	232,331
Liability position - Interbank Market	570,000	570,000	(319,349)	2,167	(317,182)	(453,862)
Other derivative financial instruments	4,716,367	11,536,043	146,558	(25,868)	120,690	868,251
Asset position	2,419,592	10,342,302	178,231	15,459	193,690	4,008,994
Indexes	-	8,288	-	-	-	463
Foreign currency	101,249	5,854,553	1,619	6,459	8,078	3,501,630
Fixed rate	1,326,760	1,334,096	59,285	(7,532)	51,753	117,743
Securities	846,961	2,690,979	117,309	10,878	128,187	370,113
Other	144,622	454,386	18	5,654	5,672	19,045
Liability position	2,296,775	1,193,741	(31,673)	(41,327)	(73,000)	(3,140,743)
Foreign currency	46,877	242,032	(8,865)	6,562	(2,303)	(3,057,814)
Fixed rate	79,210	-	(746)	(1,261)	(2,007)	-
Securities	1,814,121	783,089	(21,375)	(40,523)	(61,898)	(78,568)
Other	356,567	168,620	(687)	(6,105)	(6,792)	(4,361)

		ASSET	16,569,620	5,005,364	21,574,984	27,864,168
		LIABILITY	(20,371,718)	(2,668,735)	(23,040,453)	(28,917,285)
		TOTAL	(3,802,098)	2,336,629	(1,465,469)	(1,053,117)

Derivative contracts mature as follows (in days):

Memorandum account / notional amount	0 - 30	31 - 180	181 - 365	Over 365	03/31/2017	03/31/2016
Futures	120,711,443	120,932,491	239,656,221	160,228,061	641,528,216	527,129,950
Swaps	15,038,648	93,736,510	68,680,922	332,018,643	509,474,723	322,230,029
Options	171,115,173	311,146,468	128,594,696	39,246,874	650,103,211	417,098,348
Forwards (onshore)	4,563,717	3,539,378	22,218	201	8,125,514	35,731,541
Credit derivatives	-	1,285,160	822,449	8,778,355	10,885,964	11,601,380
Forwards (offshore)	72,879,593	96,612,709	55,064,200	19,337,107	243,893,609	176,076,499
Target flow of swap	175,067	897,625	-	395,067	1,467,759	1,578,407
Other derivative financial instruments	93,785	471,881	429,253	3,721,448	4,716,367	11,536,043

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	112

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	03/31/2017										03/31/2016
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Futures - B3	-	-	-	0.0	-	-	-	-	-	-	1,016,784
Swaps - adjustment receivable	6,395,023	3,453,329	9,848,352	45.6	224,450	384,496	351,737	855,916	1,705,554	6,326,199	7,888,859
B3	973,019	353,070	1,326,089	6.1	99,413	123,923	41,286	98,138	151,637	811,692	1,604,107
Companies	2,013,378	1,930,839	3,944,217	18.3	85,340	197,635	227,127	436,694	675,470	2,321,951	4,382,121
Financial institutions	3,281,942	890,323	4,172,265	19.3	34,209	54,768	80,874	311,859	697,478	2,993,077	1,676,784
Individuals	126,684	279,097	405,781	1.9	5,488	8,170	2,450	9,225	180,969	199,479	225,847
Option premiums	3,041,895	1,156,410	4,198,305	19.5	483,644	684,091	1,730,774	727,544	421,768	150,484	4,948,649
B3	1,465,520	537,720	2,003,240	9.3	246,880	68,412	1,485,023	128,411	43,873	30,641	1,948,390
Companies	506,134	16,067	522,201	2.4	25,088	92,742	73,027	154,660	138,791	37,893	900,405
Financial institutions	1,064,615	606,213	1,670,828	7.8	211,652	522,611	171,920	443,908	238,787	81,950	2,096,133
Individuals	5,626	(3,590)	2,036	0.0	24	326	804	565	317	-	3,721
Forwards (onshore)	4,062,376	(936)	4,061,440	18.8	3,321,871	554,902	163,654	20,854	-	159	5,257,187
B3	1,140,978	(2,051)	1,138,927	5.3	399,358	554,902	163,654	20,854	-	159	1,562,166
Companies	1,944,848	1,115	1,945,963	9.0	1,945,963	-	-	-	-	-	2,068,112
Financial institutions	976,550	-	976,550	4.5	976,550	-	-	-	-	-	1,626,909
Credit derivatives - Financial institutions	142,577	(2,377)	140,200	0.6	-	1,364	1,537	2,962	12,264	122,073	426,128
Forwards (offshore)	2,748,706	348,009	3,096,715	14.4	572,769	631,384	533,106	737,005	401,009	221,442	4,085,236
B3	194,269	(1)	194,268	0.9	40,472	52,047	67,069	34,502	178	-	168,432
Companies	1,085,651	205,003	1,290,654	6.0	185,286	350,492	226,572	285,757	154,716	87,831	1,746,975
Financial institutions	1,468,337	142,769	1,611,106	7.5	346,877	228,566	239,195	416,742	246,115	133,611	2,153,589
Individuals	449	238	687	0.0	134	279	270	4	-	-	16,240
Target flow of swap - Companies	812	35,470	36,282	0.2	13,603	-	22,679	-	-	-	232,331
Other derivative financial instruments	178,231	15,459	193,690	0.9	177	66,404	18,768	9,912	11,116	87,313	4,008,994
Companies	118,946	22,989	141,935	0.7	7	66,360	18,743	9,219	7,913	39,693	423,025
Financial institutions	59,285	(7,532)	51,753	0.2	170	44	25	693	3,201	47,620	3,585,969
Individuals	-	2	2	0.0	-	-	-	-	2	-	-
Total	16,569,620	5,005,364	21,574,984	100.0	4,616,514	2,322,641	2,822,255	2,354,193	2,551,711	6,907,670	27,864,168
% per maturity term					21.4	10.8	13.1	10.9	11.8	32.0
Total - 03/31/2016	24,317,481	3,546,687	27,864,168	100.0	6,592,289	3,483,739	2,903,441	5,313,731	3,321,054	6,249,914
% per maturity term					23.7	12.5	10.4	19.1	11.9	22.4

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	113

	03/31/2017										03/31/2016
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Futures - BM&FBOVESPA	(2,185)	(241,354)	(243,539)	1.1	(237,167)	(2,419)	12,715	15	(9,287)	(7,396)	-
BM&FBOVESPA	(2,185)	(240,634)	(242,819)	1.1	(236,983)	(2,311)	12,749	409	(9,287)	(7,396)	-
Companies	-	(277)	(277)	-	(156)	(77)	-	(44)	-	-	-
Financial institutions	-	(443)	(443)	-	(28)	(31)	(34)	(350)	-	-	-
Swaps - difference payable	(11,192,616)	(2,127,137)	(13,319,753)	57.9	(95,179)	(627,480)	(254,566)	(690,476)	(3,470,817)	(8,181,235)	(13,050,228)
B3	(859,715)	(695,557)	(1,555,272)	6.8	(12,755)	(121,514)	(42,429)	(79,129)	(170,293)	(1,129,152)	(1,514,466)
Companies	(1,397,473)	(885,892)	(2,283,365)	9.9	(41,383)	(39,714)	(31,301)	(248,436)	(627,451)	(1,295,080)	(3,951,538)
Financial institutions	(3,897,444)	(610,290)	(4,507,734)	19.6	(35,987)	(96,094)	(140,487)	(299,865)	(696,498)	(3,238,803)	(2,291,658)
Individuals	(5,037,984)	64,602	(4,973,382)	21.6	(5,054)	(370,158)	(40,349)	(63,046)	(1,976,575)	(2,518,200)	(5,292,566)
Option premiums	(2,921,101)	(242,155)	(3,163,256)	13.7	(372,129)	(444,687)	(1,126,560)	(733,270)	(357,965)	(128,645)	(5,136,918)
B3	(1,231,160)	51,650	(1,179,510)	5.1	(178,093)	(87,198)	(786,287)	(83,406)	(44,526)	-	(1,827,184)
Companies	(414,182)	(317,290)	(731,472)	3.2	(60,560)	(94,670)	(98,799)	(185,587)	(206,856)	(85,000)	(704,278)
Financial institutions	(1,263,668)	39,151	(1,224,517)	5.3	(131,630)	(259,225)	(235,919)	(459,187)	(100,853)	(37,703)	(2,592,012)
Individuals	(12,091)	(15,666)	(27,757)	0.1	(1,846)	(3,594)	(5,555)	(5,090)	(5,730)	(5,942)	(13,444)
Forwards (onshore)	(2,922,140)	653	(2,921,487)	12.6	(2,921,237)	(127)	(123)	-	-	-	(3,705,322)
B3	(741)	(250)	(991)	-	(741)	(127)	(123)	-	-	-	(11,647)
Companies	(1,944,849)	149	(1,944,700)	8.4	(1,944,700)	-	-	-	-	-	(2,065,642)
Financial institutions	(976,550)	754	(975,796)	4.2	(975,796)	-	-	-	-	-	(1,628,033)
Credit derivatives - Financial institutions	(138,484)	69,154	(69,330)	0.3	-	(15)	-	(1,996)	(663)	(66,656)	(533,908)
Forwards (offshore)	(2,844,170)	(88,736)	(2,932,906)	12.7	(464,873)	(753,247)	(396,236)	(380,226)	(337,450)	(600,874)	(2,896,304)
B3	(177,694)	(1)	(177,695)	0.8	(39,723)	(50,521)	(58,922)	(28,500)	(29)	-	(192,911)
Companies	(651,842)	(73,723)	(725,565)	3.1	(143,995)	(174,772)	(155,250)	(173,496)	(40,090)	(37,962)	(895,861)
Financial institutions	(2,012,153)	(13,921)	(2,026,074)	8.8	(280,898)	(526,222)	(181,095)	(177,915)	(297,032)	(562,912)	(1,805,658)
Individuals	(2,481)	(1,091)	(3,572)	-	(257)	(1,732)	(969)	(315)	(299)	-	(1,874)
Target flow of swap - Companies	(319,349)	2,167	(317,182)	1.4	-	-	(196,084)	-	(121,098)	-	(453,862)
Other derivative financial instruments	(31,673)	(41,327)	(73,000)	0.3	-	(1,803)	(373)	(4,324)	(14,210)	(52,290)	(3,140,743)
Companies	(31,673)	(41,327)	(73,000)	0.3	-	(1,803)	(373)	(4,324)	(14,210)	(52,290)	(174,662)
Financial institutions	-	-	-	-	-	-	-	-	-	-	(2,966,081)
Total	(20,371,718)	(2,668,735)	(23,040,453)	100.0	(4,090,585)	(1,829,778)	(1,961,227)	(1,810,277)	(4,311,490)	(9,037,096)	(28,917,285)
% per maturity term					17.8	7.9	8.5	7.9	18.7	39.2
Total - 03/31/2016	(27,151,571)	(1,765,714)	(28,917,285)	100.0	(5,541,150)	(2,414,407)	(1,971,451)	(4,318,575)	(3,460,893)	(11,210,809)
% per maturity term					19.2	8.3	6.8	14.9	12.0	38.8

At ITAÚ UNIBANCO HOLDING, the market values related to swap contract positions, involving the interbank market, totaled (R$ 4,668,611) ((R$ 1,175,492) at 03/31/2016), at liabilities position and were distributed ((R$ 4,292) at 03/31/2016) between 31 to 180 days, (R$ 1,334,495) between 181 to 365 days, and (R$ 3,334,116) ((R$ 1,171,200) at 03/31/2016) over 365 days.The market values of securities swap contracts totaled R$ 4,016, in asset position, for a term over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	114

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	03/31/2017
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Target flow of swap	Other derivative financial instruments
B3	414,998,611	38,058,720	533,921,116	5,231,435	-	67,060,615	-	-
Over-the-counter market	226,529,605	471,416,003	116,182,095	2,894,079	10,885,964	176,832,994	1,467,759	4,716,367
Financial institutions	226,291,955	358,044,425	88,283,117	980,318	10,885,964	123,871,559	-	1,326,761
Companies	237,650	57,755,861	27,386,695	1,913,761	-	52,887,229	1,467,759	3,389,606
Individuals	-	55,615,717	512,283	-	-	74,206	-	-
Total	641,528,216	509,474,723	650,103,211	8,125,514	10,885,964	243,893,609	1,467,759	4,716,367
Total – 03/31/2016	527,129,950	322,230,029	417,098,348	35,731,541	11,601,380	176,076,499	1,578,407	11,536,043

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	115

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	03/31/2017			03/31/2016
	Notional amount	Notional amount of credit		Notional amount of	Notional amount of credit
	of credit	protection purchased with		credit protection	protection purchased with
	protection sold	identical underlying amount	Net position	sold	identical underlying amount	Net position
Credit swaps	(7,366,820)	3,519,144	(3,847,676)	(7,717,367)	3,884,013	(3,833,354)
Total	(7,366,820)	3,519,144	(3,847,676)	(7,717,367)	3,884,013	(3,833,354)

The effect on the reference equity (Note 3) was R$ 59,647 (R$ 350,093 at 03/31/2016).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	116

V -	Hedge accounting

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following hedge accounting structures are established:

I)	Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*/Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over and LIBOR/ UF*/ TPM*, Selic and foreign exchange rate.

*UF (Chilean Unit of Account) / *TPM (Monetary Policy Rate).

	03/31/2017			03/31/2016
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	65,562,541	(3,737,124)	65,097,135	83,950,039	217,803	86,304,679
Hedge of syndicated loan	3,802,080	(23,546)	3,802,080	7,473,690	(107,039)	7,473,690
Hedge of highly probable forecast transactions	-	-	-	898,622	(47,449)	898,622
Hedge of assets transactions	19,540,488	628,952	21,532,456	7,939,500	(44,002)	8,659,531
Hedge of Asset-backed Securities under Repurchase Agreements	9,214,318	192,195	10,377,588	-	-	-
Hedge of UF - denominated assets	12,977,274	(37,363)	12,977,274	-	-	-
Hedge of funding	4,211,201	(26,103)	4,211,201	-	-	-
Hedge of loan operations	989,896	26,159	989,896	-	-	-
Total		(2,976,830)			19,313

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (336,359) (R$ 367,893 at 03/31/2016).

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DDI Futures contracts on B3 and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market. During the second half of 2016, part of the flow of these agreements was realized, and, accordingly, Asset Valuation Adjustment was reclassified and included in the deemed cost of assets related to Hedge of Highly Probable Forecast Transaction.

To hedge future cash flows of futures receipts and payments against exposure to variable interest rate (CDI / LIBOR / TPM / UF / Selic), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI futures contracts on B3, interest rate swap and Euro-Dollar Futures on Chicago Stock Exchange.

II)	Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets and liabilities.

	03/31/2017
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loan operations	2,728,801	(106,303)	2,728,801	105,161
Hedge of available-for-sale securities	478,065	(28,514)	478,065	29,998
Hedge of funding	11,301,581	9,976	11,301,581	(6,160)
Total		(124,841)		128,999

	03/31/2016
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loan operations	4,115,304	(99,666)	4,115,304	96,266

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, and denominated in Euros and dollars, issued by subsidiaries in Chile and London, respectively, maturing between 2017 and 2030.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	117

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	03/31/2017			03/31/2016
	Hedge instrument		Hedge assets	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Nominal value	Adjustment to market value (*)	Nominal value
Hedge of net investment in foreign operations (*)	21,709,032	(1,856,408)	12,447,404	19,532,684	(4,151,407)	11,526,137

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses DDI Futures contracts traded on B3, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

	03/31/2017
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	32,591,988	15,123,698	6,992,447	10,102,065	268,146	484,197	-	65,562,541
Hedge of syndicated loan	3,802,080	-	-	-	-	-	-	3,802,080
Hedge of loans	12,769,151	5,839,134	-	932,203	-	-	-	19,540,488
Hedge of assets denominated in UF	10,464,983	924,871	1,540,685	-	46,735	-	-	12,977,274
Hedge of funding (Cash flow)	119,650	1,463,559	451,798	148,366	786,340	1,241,488	-	4,211,201
Hedge of loan operations (Cash flow)	-	-	23,930	19,144	162,724	784,098	-	989,896
Hedge of loan operations (Market risk)	463,965	123,399	36,934	26,395	243,957	318,491	1,515,660	2,728,801
Hedge of funding (Market risk)	1,236,733	3,128,874	3,940,642	400,218	78,089	1,009,358	1,507,667	11,301,581
Hedge of available-for-sale securities	-	-	-	220,899	-	257,166	-	478,065
Asset-backed securities under repurchase	-	5,956,735	3,081,732	175,851	-	-	-	9,214,318
Hedge of net investment in foreign operations (*)	21,709,032	-	-	-	-	-	-	21,709,032
Total	83,157,582	32,560,270	16,068,168	12,025,141	1,585,991	4,094,798	3,023,327	152,515,277

(*) Classified as current, since instruments are frequently renewed.

	03/31/2016
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	33,342,429	27,980,476	11,246,858	4,332,561	6,837,278	210,437	-	83,950,039
Hedge of syndicated loan	6,050,130	1,423,560	-	-	-	-	-	7,473,690
Hedge of highly probable forecast transactions	898,622	-	-	-	-	-	-	898,622
Hedge of loans	4,627,346	2,777,822	-	-	534,332	-	-	7,939,500
Hedge of loan operations (Market risk)	324,515	679,075	-	857,708	37,310	435,865	1,780,831	4,115,304
Hedge of net investment in foreign operations (*)	19,532,684	-	-	-	-	-	-	19,532,684
Total	64,775,726	32,860,933	11,246,858	5,190,269	7,408,920	646,302	1,780,831	123,909,839

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	118

h)	Changes in adjustments to unrealized (*) market value for the period

	01/01 to	01/01 to
	03/31/2017	03/31/2016

Opening balance	(411,104)	(5,901,210)
Adjustments with impact on:
Results	(1,568,214)	1,115,933
Trading securities	476,851	1,498,522
Derivative financial instruments	(2,045,065)	(382,589)
Stockholders’ equity	995,037	479,952
Available-for-sale	1,400,416	1,929,802
Accounting hedge – derivative financial instruments - Futures	(405,379)	(1,449,850)
Closing balance	(984,281)	(4,305,325)
Adjustment to market value	(984,281)	(4,305,325)
Trading securities	945,892	388,984
Available-for-sale securities	566,436	(2,343,188)
Derivative financial instruments	(2,496,609)	(2,351,121)
Trading securities	2,336,629	1,780,973
Accounting hedge - Futures	(4,833,238)	(4,132,094)

(*) The term unrealized in the context of Circular nº. 3,068 of 11/08/2001, of the Central Bank means not converted into cash.

i)	Realized gain of securities portfolio and derivatives financial instruments and foreign exchange variation on investments abroad

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Gain (loss) – trading securities	930,740	620,038
Gain (loss) – available-for-sale securities	(101,393)	(601,668)
Gain (loss) – derivatives	6,367,182	1,036,731
Gain (loss) – foreign exchange variations on investments abroad	(1,599,286)	(4,336,971)
Total	5,597,243	(3,281,870)

During the period ended 03/31/2017, ITAÚ UNIBANCO HOLDING recognized impairment expenses on Held-to-Maturity Financial Assets in the amount of R$ 299,665. Total loss, net of reversals, amounted to R$ 259,684 (R$ 314,460 of reversal at 03/31/2016) and was recorded in the statement of income in line item Securities and derivative financial instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	119

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis by market risk factors considered relevant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, by providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity to significant losses. In addition, the study's sole purpose is to disclose the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	03/31/2017 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(478)	(120,928)	(245,336)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	316	(28,930)	(60,771)
Foreign Exchange Rates	Prices of Foreign Currencies	(6,308)	(13,922)	28,663
Price Index Linked	Interest of Inflation coupon	(131)	(21,375)	(40,208)
TR	TR Linked Interest Rates	-	(5)	(9)
Equities	Prices of Equities	(163)	33,076	48,716
Other	Exposures that do not fall under the definitions above	45	(1,206)	(2,432)
Total		(6,719)	(153,290)	(271,377)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	03/31/2016 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(8,610)	(2,098,528)	(4,123,292)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(2,083)	(311,220)	(602,134)
Foreign Exchange Rates	Prices of Foreign Currencies	(5,366)	(25,686)	(27,805)
Price Index Linked	Interest of Inflation coupon	(1,496)	(229,626)	(464,335)
TR	TR Linked Interest Rates	565	(134,072)	(313,433)
Equities	Prices of Equities	4,680	(86,468)	(190,371)
Other	Exposures that do not fall under the definitions above	38	(728)	(838)
Total		(12,272)	(2,886,328)	(5,722,208)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point in interest fixed rates, currency coupon, inflation , and interest rate index, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	120

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	03/31/2017										03/31/2016
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	200,067,305	102,112,218	41,530,808	18,106,226	10,755,893	8,184,746	5,954,368	4,253,743	10,959,472	401,924,779	373,905,182
Loans and discounted trade receivables	75,918,630	82,223,698	33,089,705	14,209,198	7,536,198	6,246,936	4,290,813	3,566,867	9,307,277	236,389,322	212,498,936
Financing	56,031,886	12,643,211	6,151,439	2,853,769	2,444,648	1,200,035	1,212,657	525,301	1,098,704	84,161,650	94,447,809
Farming and agribusiness financing	8,041,786	1,233,432	561,818	78,208	152,405	137,474	324	3,132	26,939	10,235,518	9,045,628
Real estate financing	60,075,003	6,011,877	1,727,846	965,051	622,642	600,301	450,574	158,443	526,552	71,138,289	57,912,809

Lease operations	2,562,476	3,483,210	1,161,482	458,993	218,270	88,517	133,381	59,215	133,901	8,299,445	4,107,841

Credit card operations	-	52,551,508	2,249,012	1,579,905	818,950	483,203	512,044	445,955	2,953,503	61,594,080	59,168,115

Advance on exchange contracts (1)	3,234,135	741,430	258,394	73,971	74,684	130,822	11,490	-	19,077	4,544,003	4,744,867

Other sundry receivables (2)	265,637	1,016,837	1,170	18,243	1,931	2,205	86,549	820	339,577	1,732,969	3,540,501

Total operations with credit granting characteristics	206,129,553	159,905,203	45,200,866	20,237,338	11,869,728	8,889,493	6,697,832	4,759,733	14,405,530	478,095,276	445,466,506
Financial Guarantees Provided (3)										72,222,734	72,017,312
Total with Financial Guarantees Provided	206,129,553	159,905,203	45,200,866	20,237,338	11,869,728	8,889,493	6,697,832	4,759,733	14,405,530	550,318,010	517,483,818
Total – 03/31/2016	217,073,627	129,383,886	37,308,639	18,924,341	10,693,040	8,832,030	5,291,491	3,481,241	14,478,211	445,466,506

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Financial Guarantees Provided paid;

(3) Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	121

II – By maturity and risk level

	03/31/2017										03/31/2016
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,222,154	2,034,513	1,818,317	1,413,082	1,290,072	1,461,456	4,533,163	14,772,757	15,103,043
01 to 30	-	-	105,221	88,177	70,568	42,506	39,906	46,429	176,232	569,039	769,103
31 to 60	-	-	72,312	95,503	66,205	39,482	44,265	43,429	176,988	538,184	634,560
61 to 90	-	-	64,122	65,996	61,510	37,431	38,472	42,095	162,952	472,578	561,432
91 to 180	-	-	175,712	185,914	187,158	119,085	114,725	116,222	437,010	1,335,826	1,614,176
181 to 365	-	-	291,428	397,824	317,726	251,000	225,066	240,485	810,219	2,533,748	2,840,077
Over 365	-	-	1,513,359	1,201,099	1,115,150	923,578	827,638	972,796	2,769,762	9,323,382	8,683,695
Overdue installments	-	-	1,122,583	1,084,548	1,101,788	1,323,650	1,721,207	1,192,796	6,733,281	14,279,853	14,381,075
01 to 14	-	-	14,084	43,521	30,622	29,040	21,655	19,773	85,706	244,401	298,163
15 to 30	-	-	890,482	163,330	135,409	103,827	74,638	83,622	190,821	1,642,129	1,779,350
31 to 60	-	-	218,017	781,017	203,847	113,322	132,967	93,407	342,197	1,884,774	1,660,430
61 to 90	-	-	-	77,349	643,096	460,921	696,121	107,187	401,014	2,385,688	1,510,595
91 to 180	-	-	-	19,331	88,814	581,118	740,572	847,092	1,445,887	3,722,814	4,114,410
181 to 365	-	-	-	-	-	35,422	55,254	41,715	4,119,464	4,251,855	4,944,728
Over 365	-	-	-	-	-	-	-	-	148,192	148,192	73,399
Subtotal	-	-	3,344,737	3,119,061	2,920,105	2,736,732	3,011,279	2,654,252	11,266,444	29,052,610	29,484,118
Specific allowance	-	-	(33,447)	(93,572)	(292,011)	(821,020)	(1,505,640)	(1,857,976)	(11,266,444)	(15,870,110)	(16,329,064)
Subtotal - 03/31/2016	-	-	3,390,786	3,102,318	3,060,185	2,680,365	2,803,382	2,522,715	11,924,367	29,484,118

	Non-Overdue Operations
Falling due installments	205,761,597	158,270,560	41,433,354	16,817,591	8,850,295	5,998,117	3,606,297	2,087,633	3,074,507	445,899,951	414,037,848
01 to 30	21,047,419	35,174,193	6,491,541	2,969,735	1,363,024	453,891	322,944	492,938	519,429	68,835,114	65,374,052
31 to 60	9,904,418	14,311,035	3,131,408	1,140,161	381,140	355,973	99,901	64,789	329,570	29,718,395	29,481,839
61 to 90	8,447,112	9,494,502	2,675,267	903,667	371,465	585,226	53,677	37,598	130,143	22,698,657	21,413,328
91 to 180	21,020,323	18,442,644	5,492,663	1,548,851	678,302	452,879	277,957	89,346	264,013	48,266,978	44,431,033
181 to 365	26,448,562	19,908,428	6,163,843	2,783,845	1,024,514	479,039	243,147	211,398	337,000	57,599,776	52,997,014
Over 365	118,893,763	60,939,758	17,478,632	7,471,332	5,031,850	3,671,109	2,608,671	1,191,564	1,494,352	218,781,031	200,340,582
Overdue up to 14 days	367,956	1,634,643	422,775	300,686	99,328	154,644	80,256	17,848	64,579	3,142,715	1,944,540
Subtotal	206,129,553	159,905,203	41,856,129	17,118,277	8,949,623	6,152,761	3,686,553	2,105,481	3,139,086	449,042,666	415,982,388
Generic allowance	-	(799,526)	(418,561)	(513,548)	(894,962)	(1,845,828)	(1,843,277)	(1,473,837)	(3,139,086)	(10,928,625)	(8,721,474)
Subtotal - 03/31/2016	217,073,627	129,383,886	33,917,853	15,822,023	7,632,855	6,151,665	2,488,109	958,526	2,553,844	415,982,388
Grand total	206,129,553	159,905,203	45,200,866	20,237,338	11,869,728	8,889,493	6,697,832	4,759,733	14,405,530	478,095,276	445,466,506
Existing allowance	-	(799,526)	(452,009)	(607,120)	(1,186,973)	(6,862,222)	(6,697,162)	(4,759,257)	(14,405,530)	(37,640,024)	(36,035,722)
Minimum allowance required	-	(799,526)	(452,009)	(607,120)	(1,186,973)	(2,666,848)	(3,348,916)	(3,331,813)	(14,405,530)	(26,798,735)	(25,050,538)
Additional allowance included
Financial Guarantees Provided	-	-	-	-	-	(4,195,374)	(3,348,246)	(1,427,444)	-	(10,841,289)	(10,985,184)
Financial Guarantees Provided (7)	-	-	-	-	-	-	-	-	-	(1,870,225)	(712,534)
Additional allowance (3)	-	-	-	-	-	(4,195,374)	(3,348,246)	(1,427,444)	-	(8,971,064)	(10,272,650)
Existing allowance (8)	-	(799,526)	(452,009)	(607,120)	(1,186,973)	(8,732,447)	(6,697,162)	(4,759,257)	(14,405,530)	(37,640,024)	-
Provision - delay(4)	-	-	(33,447)	(80,266)	(198,586)	(448,107)	(783,972)	(1,190,875)	(8,501,302)	(11,236,555)	-
Provision - aggravated(5)	-	(17,460)	(11,165)	(94,869)	(295,991)	(947,118)	(1,722,594)	(1,373,906)	(4,797,844)	(9,260,947)	-
Provision - potencial(6)(8)	-	(782,066)	(407,397)	(431,985)	(692,396)	(7,337,222)	(4,190,596)	(2,194,476)	(1,106,384)	(17,142,522)	-

Grand total - 03/31/2016	217,073,627	129,383,886	37,308,639	18,924,341	10,693,040	8,832,030	5,291,491	3,481,241	14,478,211	445,466,506	-
Existing allowance (8)	-	(646,919)	(373,086)	(567,730)	(2,366,772)	(8,118,614)	(5,290,963)	(3,480,893)	(14,478,211)	(36,035,722)	-
Minimum allowance required	-	(646,919)	(373,086)	(567,730)	(1,069,304)	(2,832,673)	(2,645,746)	(2,436,869)	(14,478,211)	(25,050,538)	-
Additional allowance included
Financial Guarantees Provided	-	-	-	-	(1,297,468)	(5,285,941)	(2,645,217)	(1,044,024)	-	(10,985,184)	-
Financial Guarantees Provided (7)	-	-	-	-	-	-	-	-	-	(712,534)
Additional allowance (3)	-	-	-	-	(1,297,468)	(5,285,941)	(2,645,217)	(1,044,024)	-	(10,272,650)	-
Existing allowance (8)	-	(646,919)	(373,086)	(567,730)	(2,366,772)	(8,831,148)	(5,290,963)	(3,480,893)	(14,478,211)	(36,035,722)	-
Provision - delay(4)	-	-	(33,908)	(82,902)	(217,686)	(507,876)	(807,084)	(1,138,797)	(9,127,219)	(11,915,472)	-
Provision - aggravated(5)	-	(20,903)	(14,863)	(50,299)	(256,958)	(1,369,994)	(1,161,377)	(1,161,509)	(4,303,647)	(8,339,550)	-
Provision - potencial(6)(8)	-	(626,016)	(324,315)	(434,529)	(1,892,128)	(6,953,278)	(3,322,502)	(1,180,587)	(1,047,345)	(15,780,700)	-

(1)	Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.
(2)	The balance of non-accrual operations amounts to R$ 20,549,319 (R$ 20,514,542 at 03/31/2016).
(3)	Allocated to each level of risk in order to explain the additional volume.
(4)	Provisions for delay, as required by BACEN, related to the minimum provision required for overdue operations, in accordance with CMN Resolution No. 2.682/1999;
(5)	Provisions for credits with aggravation of risk above the minimum required by BACEN for overdue operations and also provisions for credits that were renegotiated;
(6)	Related to expected and potential loss.
(7)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution No. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter No. 3,782/2016 of the Central Bank of Brazil. The amount on March 31, 2016 was reclassified for comparison purposes.
(8)	This includes a provision for financial guarantees provided in the amount of R$ (1,870,225) (R$ (712,534) on March 31, 2016), recorded in liabilities in accordance with Resolution No. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter No. 3,782/2016 of the Central Bank of Brazil.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	122

III – By business sector

	03/31/2017%		03/31/2016%
Public Sector	2,995,393	0.6%	3,069,694	0.7%
Energy	72,072	0.0%	227,715	0.1%
Petrochemical and chemical	2,488,546	0.5%	2,704,102	0.6%
Sundry	434,775	0.1%	137,877	0.0%
Private sector	475,099,883	99.4%	442,396,812	99.3%
Companies	248,064,807	51.9%	233,430,642	52.4%
Sugar and alcohol	8,572,834	1.8%	9,702,981	2.2%
Agribusiness and fertilizers	14,905,493	3.1%	13,867,309	3.1%
Food and beverage	12,102,985	2.5%	11,246,237	2.5%
Banks and other financial institutions	8,702,244	1.8%	5,942,232	1.3%
Capital assets	4,771,884	1.0%	5,755,603	1.3%
Pulp and paper	2,726,228	0.6%	2,775,652	0.6%
Publishing and printing	966,387	0.2%	931,166	0.2%
Electronic and IT	3,486,993	0.7%	3,536,094	0.8%
Packaging	1,858,076	0.4%	2,321,884	0.5%
Energy and sewage	8,212,679	1.7%	7,080,516	1.6%
Education	1,986,215	0.4%	1,564,061	0.4%
Pharmaceuticals and cosmetics	4,303,953	0.9%	3,827,522	0.9%
Real estate agents	22,103,199	4.6%	19,544,512	4.4%
Entertainment and tourism	4,273,360	0.9%	4,010,198	0.9%
Wood and furniture	2,454,243	0.5%	2,668,526	0.6%
Construction materials	4,890,215	1.0%	5,315,066	1.2%
Steel and metallurgy	7,513,290	1.6%	9,738,967	2.2%
Media	615,265	0.1%	853,089	0.2%
Mining	4,899,818	1.0%	4,737,643	1.1%
Infrastructure work	8,323,873	1.7%	4,273,251	1.0%
Oil and gas (*)	4,651,486	1.0%	4,742,914	1.1%
Petrochemical and chemical	8,220,125	1.7%	6,729,674	1.5%
Health care	2,322,016	0.5%	1,922,595	0.4%
Insurance, reinsurance and pension plans	45,288	0.0%	10,574	0.0%
Telecommucations	1,454,123	0.3%	1,213,686	0.3%
Third sector	3,001,006	0.6%	3,669,840	0.8%
Trading	1,229,087	0.3%	1,594,866	0.4%
Transportation	11,293,926	2.4%	13,530,299	3.0%
Domestic appliances	1,690,892	0.4%	1,863,790	0.4%
Vehicles and autoparts	13,685,630	2.9%	13,687,384	3.1%
Clothing and shoes	4,402,751	0.9%	4,200,472	0.9%
Commerce - sundry	14,442,702	3.0%	13,933,287	3.1%
Industry - sundry	7,224,945	1.5%	8,148,393	1.8%
Sundry services	33,872,248	7.1%	26,486,585	5.9%
Sundry	12,859,348	2.7%	12,003,774	2.7%
Individuals	227,035,076	47.5%	208,966,170	46.9%
Credit cards	60,680,192	12.7%	58,317,929	13.1%
Real estate financing	58,524,944	12.2%	45,767,832	10.3%
Consumer loans / overdraft	91,690,806	19.2%	84,416,200	19.0%
Vehicles	16,139,134	3.4%	20,464,209	4.6%
Grand total	478,095,276	100.0%	445,466,506	100.0%

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	03/31/2017		03/31/2016 (*)
Type of guarantees	Portfolio	Provision	Portfolio	Provision
Endorsements or sureties pledged in legal and administrative tax proceedings	36,702,175	(806,054)	25,493,528	(126,161)
Sundry bank guarantees	24,726,898	(845,338)	37,745,549	(473,781)
Other financial guarantees provided	4,290,850	(129,873)	5,415,003	(68,127)
Tied to the distribution of marketable securities via a Public Offering	2,252,000	(668)	-	-
Restricted to bids, auctions, service provision or execution of works	3,159,240	(69,319)	2,556,478	(29,829)
Restricted to supply of goods	896,407	(7,509)	424,744	(14)
Restricted to international trade of goods	195,164	(11,464)	382,010	(14,622)
Total	72,222,734	(1,870,225)	72,017,312	(712,534)

(*) The breakdown of balances as at 03/31/2016 was adjusted to conform to the new classification requirement set out by the Regulator.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	123

b)	Credit concentration

	03/31/2017		03/31/2016
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	4,857,953	0.9	4,154,863	0.8
10 largest debtors	30,282,228	5.5	33,083,503	6.4
20 largest debtors	46,443,624	8.4	50,638,354	9.8
50 largest debtors	77,209,724	14.0	85,397,151	16.5
100 largest debtors	103,859,354	18.9	114,344,036	22.1

(*) Amounts include financial guarantees provided.

	03/31/2017		03/31/2016
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	7,858,574	1.2	8,058,239	1.3
10 largest debtors	43,078,163	6.8	48,319,009	7.9
20 largest debtors	68,494,563	10.9	76,607,207	12.5
50 largest debtors	110,107,023	17.5	125,053,471	20.4
100 largest debtors	145,816,418	23.1	165,958,404	27.0

(*)	Amounts include financial guarantees provided.

c)	Changes in allowance for loan losses and Provision for Financial Guarantees Pledged

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Opening balance	(37,431,102)	(34,078,208)
Adjustments arising from the first-time adoption of Resolution No. 4,512/16.	(401,640)	-
Net increase for the period	(5,366,143)	(7,193,452)
Required by Resolution No. 2,682/99	(5,366,143)	(7,193,452)
Others	6,707	-
Write-Off	5,457,502	5,105,226
Exchange variation	94,652	130,712
Closing balance (1)(6)	(37,640,024)	(36,035,722)
Required by Resolution No. 2,682/99	(26,798,735)	(25,050,538)
Specific allowance (2)	(15,870,110)	(16,329,064)
Generic allowance (3)	(10,928,625)	(8,721,474)
Additional allowance included Provision for Financial Guarantees Provided	(10,841,289)	(10,985,184)
Provision for Financial Guarantees Provided (5)	(1,870,225)	(712,534)
Additional allowance (4)	(8,971,064)	(10,272,650)
Existing allowance (6)	(37,640,024)	(36,035,722)
Provision delay	(11,236,555)	(11,915,472)
Provision aggravated	(9,260,947)	(8,339,550)
Provision potential (6)	(17,142,522)	(15,780,700)

(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (333,086) (R$ (169,041) at March 31, 2016).
(2)	Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of declaring bankruptcy.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999.
(5)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution No. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter No. 3,782/2016 of the Central Bank of Brazil. The amount on March 31, 2016 was reclassified for comparison purposes.
(6)	This includes a provision for financial guarantees provided in the amount of R$ (1,870,225) (R$ (712,534) on March 31, 2016, reclassified for comparison purposes), recorded in liabilities in accordance with Resolution No. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter No. 3,782/2016 of the Central Bank of Brazil.

At 03/31/2017, the balance of the allowance in relation to the loan portfolio is equivalent to 7.9% (8.1% at 03/31/2016).

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d)	Recovery and renegotiation of credits

	03/31/2017			03/31/2016
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Total renegotiated loans	24,705,002	(9,900,233)	40.1%	22,707,810	(8,526,747)	37.5%
(-) Renegotiated loans overdue up to 30 days(2)	(8,486,722)	1,939,986	22.9%	(7,873,570)	1,764,595	22.4%
Renegotiated loans overdue over 30 days(2)	16,218,280	(7,960,247)	49.1%	14,834,240	(6,762,152)	45.6%

(1)	The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 179,747 (R$ 95,980 at March 31, 2016).
(2)	Delays determined upon renegotiation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	125

e)	Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	03/31/2017					01/01 to 03/31/2017	03/31/2016	01/01 to 03/31/2016
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets
Loan operations	-	2,215	-	-	2,215	69	431,677	(7,699)
Liabilities - restricted operations on assets
Foreign borrowing through securities	-	2,181	-	-	2,181	(265)	435,951	9,485
Net revenue from restricted operations						(196)		1,786

At 03/31/2017 and 03/31/2016 there were no balances in default.

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f)	Operations of sale or transfers and acquisition of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with the current regulations, together at that time with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not, the amount of whereby the bank assumes joint obligations, at 03/31/2017 where the entity substantially retained the related risks and benefits, is R$ 127,491 (R$ 161,834 at 03/31/2016), composed of real estate financing of R$ 117,311 (R$ 149,956 at 03/31/2016) and farming financing of R$ 10,180 (R$ 11,878 at 03/31/2016).

ll -	Beginning in January 2012, as provided for by CMN Resolution No. 3,533/08, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sales or transfers of financial assets.

The breakdown of financial assets sale or transfer transactions with risk and benefit retention is presented below.

	03/31/2017				03/31/2016
	Assets		Liabilities (1)		Assets		Liabilities (1)
Nature of operation	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	2,782,626	2,720,816	2,780,806	2,718,996	2,526,970	2,515,465	2,525,524	2,514,019
Working capital	2,736,663	2,736,663	2,736,471	2,736,471	2,835,291	2,835,291	2,835,173	2,835,173
Vehicles (2)	-	-	3,651	3,651	-	-	-	-
Companies - loan (2)	-	-	6,781	6,781	-	-	-	-
Total	5,519,289	5,457,479	5,527,709	5,465,899	5,362,261	5,350,756	5,360,697	5,349,192

(1) Under Other sundry liabilities.

(2) Assignment of operations that had already been written down to losses.

Sales or transfers of financial assets without retention of risks and rewards amount to R$ 66,996 (R$ 282 at 03/31/2016) having effect on net income for the period R$ 24,178 (R$ 4,103 01/01 to 03/31/2016), net of the Allowance for loan and lease losses.

There were no acquisitions of loan portfolios with the retention of assignor’s risks during the first quarter of 2017 (R$ 73,171 during the first quarter of 2016).

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Note 9 - Foreign exchange portfolio

	03/31/2017	03/31/2016
Assets - other receivables	61,850,759	63,794,657
Exchange purchase pending settlement – foreign currency	30,914,473	33,724,205
Bills of exchange and term documents – foreign currency	8,754	13,688
Exchange sale rights – local currency	31,262,601	30,516,009
(Advances received) – local currency	(335,069)	(459,245)
Liabilities – other liabilities (Note 2a)	62,563,677	64,239,794
Exchange sales pending settlement – foreign currency	31,561,755	30,239,656
Liabilities from purchase of foreign currency – local currency	30,825,353	33,828,183
Other	176,569	171,955
Memorandum accounts	1,324,626	1,718,919
Outstanding import credits – foreign currency	766,909	873,393
Confirmed export credits – foreign currency	557,717	845,526

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	128

Note 10 – Funding, borrowing and onlending

a)	Summary

	03/31/2017						03/31/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	194,935,171	30,356,445	16,610,586	83,023,351	324,925,553	36.3	266,317,781	32.8
Deposits received under securities repurchase agreements	177,726,298	19,758,366	48,942,344	100,311,222	346,738,230	38.8	318,963,746	39.2
Funds from acceptance and issuance of securities	3,141,088	21,240,090	16,720,850	55,258,322	96,360,350	10.8	74,352,117	9.1
Borrowing and onlending	6,789,981	23,357,946	15,668,371	27,531,224	73,347,522	8.2	95,351,905	11.8
Subordinated debt	151,103	7,162,631	2,787,160	43,125,190	53,226,084	5.9	57,918,871	7.1
Total	382,743,641	101,875,478	100,729,311	309,249,309	894,597,739		812,904,420
% per maturity term	42.7	11.4	11.3	34.6
Total – 03/31/2016	322,777,286	79,077,326	64,950,189	346,099,619	812,904,420
% per maturity term	40.0	9.0	8.5	42.5

b)	Deposits

	03/31/2017						03/31/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	61,108,356	-	-	-	61,108,356	18.8	58,557,218	22.0
Savings accounts	107,045,652	-	-	-	107,045,652	32.9	107,292,298	40.3
Interbank	713,305	3,247,180	416,031	39,213	4,415,729	1.4	8,551,925	3.2
Time deposits	26,065,782	27,109,265	16,194,555	82,984,138	152,353,740	46.9	91,916,340	34.5
Other deposits	2,076	-	-	-	2,076	0.0	-	0.0
Total	194,935,171	30,356,445	16,610,586	83,023,351	324,925,553		266,317,781
% per maturity term	60.0	9.3	5.1	25.6
Total – 03/31/2016	178,919,215	23,123,287	10,478,002	53,797,277	266,317,781
% per maturity term	67.2	8.7	3.9	20.2

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Interbank Deposits with maturity within 31 to 180 days amouting to R$ 8,257,839, 181 to 365 days amouting to R$ 4,579,669 (R$ 1,795,020 at 03/31/2016) and over 365 days (R$ 12,262,240 at 03/31/2016), totaling R$ 12,837,508 (R$ 14,057,260 at 03/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	129

c)	Deposits received under securities repurchase agreements

	03/31/2017						03/31/2016
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	29,206,005	13,970,031	43,121,312	58,619,641	144,916,989	41.8	164,139,823	51.5
Government securities	23,203,554	-	4,222	-	23,207,776	6.7	15,843,487	5.0
Corporate Securities	3,760,614	727,950	-	-	4,488,564	1.3	-	0.0
Own issue	1,982,316	13,241,807	43,117,090	58,619,641	116,960,854	33.7	148,139,228	46.5
Foreign	259,521	274	-	-	259,795	0.1	157,108	0.0
Third-party portfolio	141,040,743	-	-	-	141,040,743	40.7	104,724,301	32.8
Free portfolio	7,479,550	5,788,335	5,821,032	41,691,581	60,780,498	17.5	50,099,622	15.7
Total	177,726,298	19,758,366	48,942,344	100,311,222	346,738,230		318,963,746
% per maturity term	51.3	5.7	14.1	28.9
Total – 03/31/2016	133,793,305	13,688,181	24,412,382	147,069,878	318,963,746
% per maturity term	41.9	4.3	7.7	46.1

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	130

d)	Funds from acceptance and issuance of securities

	03/31/2017						03/31/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	2,645,453	14,846,059	11,949,162	24,487,203	53,927,877	56.0	47,671,702	64.1
Financial	120,994	718,035	6,591,264	12,614,262	20,044,555	20.8	19,189,049	25.7
Real estate	1,820,459	7,937,580	2,558,074	6,122,810	18,438,923	19.2	14,399,001	19.4
Bills of credit related to agribusiness	704,000	6,190,444	2,799,824	5,750,131	15,444,399	16.0	13,959,437	18.8
Mortgage notes	-	-	-	-	-	-	124,215	0.2
Foreign securities	391,499	4,810,637	4,502,913	27,289,511	36,994,560	38.4	22,430,664	30.2
Non-trade related – issued abroad	391,499	4,810,637	4,502,913	27,289,511	36,994,560	38.4	22,430,664	30.2
Brazil risk note programme	117,807	537,002	472,678	4,676,827	5,804,314	6.0	5,669,715	7.6
Structure note issued	127,370	883,939	792,358	3,892,758	5,696,425	5.9	6,910,711	9.3
Bonds	24,830	1,920,996	2,881,198	17,525,139	22,352,163	23.2	7,469,836	10.0
Fixed rate notes	7,499	-	-	536,221	543,720	0.5	1,961,975	2.6
Eurobonds	1,445	-	6,549	9,299	17,293	0.1	17,690	0.0
Mortgage notes	17,054	17,189	39,130	293,634	367,007	0.4	-	0.0
Other	95,494	1,451,511	311,000	355,633	2,213,638	2.3	400,737	0.6
Structured Operations Certificates (*)	104,136	1,583,394	268,775	3,481,608	5,437,913	5.6	4,249,751	5.7
Total	3,141,088	21,240,090	16,720,850	55,258,322	96,360,350		74,352,117
% per maturity term	3.3	22.0	17.4	57.3
03/31/2016	4,113,911	12,859,578	7,153,108	50,225,520	74,352,117
% per maturity term	5.5	17.3	9.6	67.6

(*) As of 03/31/2017, the market value of the funding from Structured Operations Certificates issued is R$ 6,036,616 (R$ 4,838,202 of 03/31/2016) according to BACEN Circular Letter No. 3,623.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturities of 31 days to 180 days R$ 26,150 (R$ 36,979 at 03/31/2016) and over 365 days in the amount of R$ 3,359,371 (R$ 3,736,067 at 03/31/2016), totaling R$ 3,385,521 (R$ 3,773,046 at 03/31/2016). Due to the exchange variation from the period from January 1 to March 31, 2016, the expense on financial operations is presented with credit nature.

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e)	Borrowing and onlending

	03/31/2017						03/31/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowing	5,904,785	19,126,701	11,455,554	8,316,092	44,803,132	61.1	60,015,945	63.0
Domestic	1,625,725	21,049	30,001	35,753	1,712,528	2.3	1,599,907	1.7
Foreign (*)	4,279,060	19,105,652	11,425,553	8,280,339	43,090,604	58.8	58,416,038	61.3
Onlending	885,196	4,231,245	4,212,817	19,215,132	28,544,390	38.9	35,335,960	37.0
Domestic – official institutions	885,196	4,231,245	4,212,817	19,215,132	28,544,390	38.9	35,334,529	37.0
BNDES	313,113	1,715,380	1,636,235	9,040,100	12,704,828	17.3	13,799,751	14.5
FINAME	531,137	2,423,016	2,483,618	9,731,375	15,169,146	20.7	20,895,960	21.8
Other	40,946	92,849	92,964	443,657	670,416	0.9	638,818	0.7
Foreign	-	-	-	-	-	0.0	1,431	0.0
Total	6,789,981	23,357,946	15,668,371	27,531,224	73,347,522		95,351,905
% per maturity term	9.3	31.8	21.4	37.5
Total – 03/31/2016	5,530,087	26,508,451	18,014,219	45,299,148	95,351,905
% per maturity term	5.8	27.8	18.9	47.5

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Due to the exchange variation from the period from January 1 to March 31, 2016, the expense on financial operations – Borrowings and Onlending is presented with credit nature.

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f)	Subordinated debt

	03/31/2017						03/31/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	-	-	-	-	-	2,125,173	3.7
Financial treasury bills	140,560	7,106,552	2,547,455	13,262,386	23,056,953	43.3	27,217,806	46.8
Euronotes	-	-	-	25,046,553	25,046,553	47.1	28,131,661	48.5
Bonds	10,543	56,079	239,705	4,867,902	5,174,229	9.7	516,626	0.9
(-) Transaction costs incurred (Note 4b)	-	-	-	(51,651)	(51,651)	(0.1)	(72,395)	(0.1)
Grand total (*)	151,103	7,162,631	2,787,160	43,125,190	53,226,084		57,918,871
% per maturity term	0.3	13.5	5.2	81.0
Total – 03/31/2016	420,768	2,897,829	4,892,478	49,707,796	57,918,871
% per maturity term	0.7	5.0	8.5	85.8

(*) According to current legislation, the accounting balance of subordinated debt as of March 2017 was used for the calculation of reference equity as of December, 2012, totaling R$ 47,815,421.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	133

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated financial bills - BRL
	206,000	2010	2017	IPCA + 6.95% to 7.2%	345,874
	2,078,500	2011	2017	108% to 112% of CDI	2,391,120
	2,204,000			100% of CDI + 1.29% to 1.52%	2,328,118
	289,400			IPCA + 6.15% to 7.8%	564,228
	138,000			IGPM + 6.55% to 7.6%	283,469
	500,000	2012	2017	100% of CDI + 1.12%	523,152
	42,000	2011	2018	IGPM + 7%	62,080
	30,000			IPCA + 7.53% to 7.7%	49,716
	6,373,127	2012	2018	108% to 113% of CDI	7,369,022
	460,645			IPCA + 4.4% to 6.58%	755,339
	3,782,100			100% of CDI + 1.01% to 1.32%	3,960,163
	112,000			9.95% to 11.95%	178,653
	2,000	2011	2019	109% to 109.7% of CDI	3,708
	1,000	2012	2019	110% of CDI	1,822
	12,000			11.96%	21,452
	100,500			IPCA + 4.7% to 6.3%	167,075
	1,000	2012	2020	111% of CDI	1,832
	20,000			IPCA + 6% to 6.17%	37,882
	6,000	2011	2021	109.25% to 110.5% of CDI	11,432
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	3,973,642
	20,000			IGPM + 4.63%	27,174
				Total	23,056,953

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	3,254,666
	1,000,000	2010	2021	5.75%	3,202,711
	750,000	2011	2021	5.75% to 6.2%	2,444,132
	550,000	2012	2021	6.2%	1,742,620
	2,625,000	2012	2022	5.5% to 5.65%	8,309,466
	1,870,000	2012	2023	5.13%	6,041,307
				Total	24,994,902

Subordinated bonds - CLP	13,739,331	2008	2022	7.4% to 7.99%	125,695
	41,528,200	2008	2033	3.5% to 4.5%	207,543
	110,390,929	2008	2033	4.8%	748,467
	98,151,772	2009	2035	4.8%	681,483
	2,000,000	2009	2019	10.7%	2,457
	94,500,000	2009	2019	IPC + 2%	111,191
	140,000,000	2010	2017	IPC + 2%	173,533
	11,311,860	2010	2032	4.4%	65,669
	24,928,312	2010	2035	3.9%	151,010
	125,191,110	2010	2036	4.4%	718,212
	87,087,720	2010	2038	3.9%	523,052
	68,060,124	2010	2040	4.1%	402,671
	33,935,580	2010	2042	4.4%	196,317
	104,000,000	2013	2023	IPC + 2%	114,673
	146,000,000	2013	2028	IPC + 2%	157,334
	510,107,100	2014	2024	LIB + 4%	539,284
	47,831,440	2014	2034	3.8%	255,638
				Total	5,174,229

Total					53,226,084

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes (with maturity of up to 30 days R$ 101,132 at 03/31/2016), with (maturities of 31 to 180 days R$ 294,139 03/31/2016) and over 365 days amounting to R$ 24,994,902 (R$ 27,663,995 at 03/31/2016), totaling R$ 24,994,902 (R$ 28,059,266 at 03/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	134

Note 11 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total
	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Unearned premiums	2,016,334	2,725,852	16,568	14,751	-	-	2,032,902	2,740,603
Mathematical provision of benefits to be granted and benefits granted	73,386	20,650	156,316,561	128,831,601	-	-	156,389,947	128,852,251
Redemptions and other unsettled amounts	10,920	20,057	181,623	187,219	-	-	192,543	207,276
Financial surplus	1,776	1,444	582,418	543,507	-	-	584,194	544,951
Unsettled claims	744,493	787,347	25,461	19,424	-	-	769,954	806,771
Claims / events incurred but not reported	445,033	433,726	26,816	23,726	-	-	471,849	457,452
Administrative and related expenses	38,132	40,297	72,300	51,682	14,429	20,316	124,861	112,295
Mathematical provision for capitalization and redemptions	-	-	-	-	3,165,676	2,976,992	3,165,676	2,976,992
Raffles payable and to be held	-	-	-	-	22,380	27,483	22,380	27,483
Complementary raffles	-	-	-	-	-	569	-	569
Other provisions(1)	554,812	546,842	156,174	403,079	258	275	711,244	950,196
Total (2)	3,884,886	4,576,215	157,377,921	130,074,989	3,202,743	3,025,635	164,465,550	137,676,839

(1) It considers mostly the Supplemental Coverage Provision, regulated by SUSEP Circular No. 517, of July 30, 2015.

(2) This table covers the amendments established by SUSEP Circular No. 517, of July 30, 2015, also for comparison purposes.

The total of Technical Provisions represents the amount of obligations after the Liability Adequacy Test is carried out.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	135

b)	Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Interbank investments – money market	738,138	780,091	631,910	952,298	1,337,329	926,868	2,707,377	2,659,257
Securities and derivative financial instruments	2,385,194	2,697,095	157,960,178	129,775,816	1,971,674	2,205,993	162,317,046	134,678,904
PGBL / VGBL fund quotas (1)	-	-	150,062,875	122,898,952	-	-	150,062,875	122,898,952
Government securities - domestic	-	-	121,742,081	87,927,569	-	-	121,742,081	87,927,569
National treasury bills	-	-	50,351,452	26,917,331	-	-	50,351,452	26,917,331
National treasury notes	-	-	45,746,573	26,993,074	-	-	45,746,573	26,993,074
Financial treasury bills	-	-	25,644,056	34,017,164	-	-	25,644,056	34,017,164
Corporate securities	-	-	26,810,332	33,869,029	-	-	26,810,332	33,869,029
Bank deposit certificates	-	-	1,257,033	2,415,967	-	-	1,257,033	2,415,967
Debentures	-	-	3,145,013	3,632,061	-	-	3,145,013	3,632,061
Shares	-	-	1,013,123	428,485	-	-	1,013,123	428,485
Financial treasury bills	-	-	21,322,083	27,271,658	-	-	21,322,083	27,271,658
Others	-	-	73,080	120,858	-	-	73,080	120,858
PGBL / VGBL fund quotas	-	-	592,493	665,117	-	-	592,493	665,117
Derivative financial instruments	-	-	1,142,071	25,888	-	-	1,142,071	25,888
Loans for shares	-	-	(16,235)	308,398	-	-	(16,235)	308,398
Accounts receivable / (payable)	-	-	(207,867)	102,951	-	-	(207,867)	102,951
Other assets	2,385,194	2,697,095	7,897,303	6,876,864	1,971,674	2,205,993	12,254,171	11,779,952
Government	1,309,071	1,044,094	6,897,890	5,944,911	457,340	287,633	8,664,301	7,276,638
Private	1,076,123	1,653,001	999,413	931,953	1,514,334	1,918,360	3,589,870	4,503,314
Receivables from insurance and reinsurance operations (2)	1,106,301	1,300,440	-	-	-	-	1,106,301	1,300,440
Credit rights	867,200	724,970	-	-	-	-	867,200	724,970
Commercial – extended guarantee	185,146	519,439	-	-	-	-	185,146	519,439
Reinsurance	53,955	56,031	-	-	-	-	53,955	56,031
Total	4,229,633	4,777,626	158,592,088	130,728,114	3,309,003	3,132,861	166,130,724	138,638,601

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to lliabilities in Pension plan technical provision accounts.

(2) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	136

c)	Financial and operating income

	Insurance						Pension plan						Capitalization		Total
	01/01 to 03/31/2017			01/01 to 03/31/2016			01/01 to 03/31/2017			01/01 to 03/31/2016			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Financial income related to insurance, pension plan and capitalization operations	77,877	-	77,877	93,303	-	93,303	72,409	-	72,409	93,794	-	93,794	62,318	56,567	212,604	243,664
Financial income	82,444	-	82,444	109,229	-	109,229	4,950,686	-	4,950,686	4,679,607	-	4,679,607	114,792	107,995	5,147,922	4,896,831
Financial expenses	(4,567)	-	(4,567)	(15,926)	-	(15,926)	(4,878,277)	-	(4,878,277)	(4,585,813)	-	(4,585,813)	(52,474)	(51,428)	(4,935,318)	(4,653,167)
Operating income related to insurance, pension plan and capitalization operations	753,965	1,110	755,075	762,389	(15,313)	747,076	86,455	(788)	85,667	95,405	777	96,182	147,298	150,619	988,040	993,877
Premiums and contributions	1,009,746	(12,932)	996,814	1,074,187	(18,078)	1,056,109	5,858,027	(788)	5,857,239	4,371,566	(810)	4,370,756	715,197	703,567	7,569,250	6,130,432
Changes in technical provisions	172,901	(1,386)	171,515	290,218	(3,298)	286,920	(5,749,772)	-	(5,749,772)	(4,270,487)	-	(4,270,487)	1,289	(2,704)	(5,576,968)	(3,986,271)
Expenses for claims, benefits, redemptions and raffles	(336,277)	15,403	(320,874)	(398,827)	4,609	(394,218)	(20,134)	-	(20,134)	(4,149)	-	(4,149)	(568,729)	(550,664)	(909,737)	(949,031)
Selling expenses	(86,564)	25	(86,539)	(196,180)	1,454	(194,726)	(1,036)	-	(1,036)	(975)	-	(975)	(1,446)	-	(89,021)	(195,701)
Other operating revenues and expenses	(5,841)	-	(5,841)	(7,009)	-	(7,009)	(630)	-	(630)	(550)	1,587	1,037	987	420	(5,484)	(5,552)
Total income related to insurance, pension plan and capitalization operations	831,842	1,110	832,952	855,692	(15,313)	840,379	158,864	(788)	158,076	189,199	777	189,976	209,616	207,186	1,200,644	1,237,541

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	137

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions.

-	Civil lawsuits:

In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows:

Collective lawsuits: related to claims of a similar nature and with individual amounts that are not considered significant. Contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions.

It should be mentioned that ITAÚ UNIBANCO HOLDING is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation.

Although ITAÚ UNIBANCO HOLDING complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	138

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,347,717 (R$ 2,636,531 at 03/31/2016), in this amount there are no values resulting from interests in joint ventures.

-	Labor claims

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 81,039 (R$ 717,293 at 03/31/2016).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	139

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposit balances:

					01/01 to
	01/01 to 03/31/2017				03/31/2016
	Civil	Labor	Other	Total	Total
Opening balance	5,172,432	7,232,098	259,138	12,663,668	11,493,615
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(256,104)	(1,065,666)	-	(1,321,770)	(1,325,461)
Subtotal	4,916,328	6,166,432	259,138	11,341,898	10,168,154
Monetary restatement/charges	39,532	161,978	-	201,510	247,479
Changes in the period reflected in results (Notes 13f and 13i)	283,029	469,705	(116,839)	635,895	795,747
Increase (*)	375,066	518,212	(116,797)	776,481	968,402
Reversal	(92,037)	(48,507)	(42)	(140,586)	(172,655)
Payment	(262,503)	(486,543)	-	(749,046)	(694,479)
Subtotal	4,976,386	6,311,572	142,299	11,430,257	10,516,901
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	273,888	1,027,343	-	1,301,231	1,289,985
Closing balance	5,250,274	7,338,915	142,299	12,731,488	11,806,886
Closing balance at 03/31/2016	5,228,304	6,444,455	134,127	11,806,886
Escrow deposits at 03/31/2017	1,546,002	2,277,116	-	3,823,118
Escrow deposits at 03/31/2016	1,732,701	2,250,049	-	3,982,750

(*) Civil provisions include the provision for economic plans amounting to R$ 32,173 (R$ 45,401 from 01/01 to 03/31/2016) (Note 22k).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	140

-	Tax and social security lawsuits

ITAÚ UNIBANCO CONSOLIDATED classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective balances of escrow deposits for Tax and Social Security lawsuits:

				01/01 to
	01/01 to 03/31/2017			03/31/2016
	Legal
Provisions	obligation	Contingencies	Total	Total
Opening balance	4,625,198	3,619,951	8,245,149	7,500,534
(-) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	(68,734)	(68,734)	(64,548)
Subtotal	4,625,198	3,551,217	8,176,415	7,435,986
Monetary restatement / charges	71,765	161,570	233,335	186,021
Changes in the period reflected in results	26,674	39,267	65,941	35,731
Increase	26,746	135,519	162,265	91,449
Reversal	(72)	(96,252)	(96,324)	(55,718)
Payment	(715)	2,144	1,429	(73,187)
Subtotal	4,722,922	3,754,198	8,477,120	7,584,551
(+) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	69,708	69,708	65,566
Closing balance (Note 14c)	4,722,922	3,823,906	8,546,828	7,650,117
Closing balance at 03/31/2016 (Note 14c)	4,334,652	3,315,465	7,650,117

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	141

				01/01 to
	01/01 to 03/31/2017			03/31/2016
	Legal
Escrow deposits	obligation	Contingencies	Total	Total
Opening balance	4,311,027	535,499	4,846,526	4,338,744
Appropriation of income	75,933	11,663	87,596	91,151
Changes in the period	31,994	76,398	108,392	66,383
Deposited	32,837	86,801	119,638	112,634
Withdrawals	-	(10,403)	(10,403)	(21,601)
Reversals to income	(843)	-	(843)	(24,650)
Closing balance	4,418,954	623,560	5,042,514	4,496,278
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	-	-	(107)
Closing balance after relocated	4,418,954	623,560	5,042,514	4,496,171
Closing balance at 03/31/2016	4,015,831	480,340	4,496,171

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	142

The main discussions related to the provisions recognized for Tax and Social Security Lawsuits are as follows:

•	CSLL – Isonomy – R$ 1,232,329 the company is discussing the lack of constitutional support for the increase, established by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,216,030;

•	INSS – Accident Prevention Factor (FAP) – R$ 1,028,398 the company is discussing the legality of FAP and inconsistent calculations made by the INSS. The balance of the deposit in court totals R$ 109,733;

•	PIS and COFINS – Calculation basis – R$ 658,029: the company is defending the levy of PIS and COFINS on revenue, which should be understood as revenue from the sales of assets and services. The balance of the deposit in court totals R$ 580,919;

•	IRPJ and CSLL – Profits abroad– R$ 606,183: the company is discussing the calculation bases with respect to profits earned abroad and defending the inapplicability of the SRF Regulatory Instruction No. 213/02, which exceeds the corresponding legal provision. The balance of the deposit in court totals R$ 232,248.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	143

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized in a provision. The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 19,230,454 are described below:

•	INSS – Non-compensatory amounts – R$ 5,103,901: the company defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 3,178,969: the deductibility of goodwill with future expected profitability on the acquisition of investments, and R$ 677,348 of this amount is guaranteed in purchase agreements;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,644,639: cases in which the liquidity and the ability of offset credits are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,430,702: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 1,031,659: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68.

•	PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 876,008: the company is discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations;

•	IRPJ and CSLL – Disallowance of Tax Losses – R$ 619,239: Discussion on the amount of tax loss carryforwards, which may reduce the calculation basis of such taxes.

•	IRPJ/ CSLL – Deductibility of Losses in Credit Operations – R$ 611,575 – Assessments drawn up to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 1,180,014 (R$ 1,106,341 at 03/31/2016) (Note 13a). This value is derived from basically the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	03/31/2017	03/31/2016
Securities (basically financial treasury bills – Note 7b)	931,843	849,434
Deposits in guarantee	4,618,255	4,399,552

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	144

Deposits related to lawsuits must be made in court and can be withdrawn by the winning party in the lawsuit, with the respective additions provided for by law, according to the court decision.

Provisions for contingencies in connection with lawsuits involving ITAÚ UNIBANCO HOLDING are usually for the long term, taking into account the time it takes for the prosecution of these actions in the Brazilian judicial system. Accordingly, we did not disclose an estimate for the specific year when these lawsuits would be settled.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING is not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations.

e)	Programs for Cash or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING adhere to PPIs – Installment Payment Incentive Programs substantially related to the local level, established the following by laws: Law No. 5,854, of April 27, 2015 - Rio de Janeiro; Law No. 8,927, of October 22, 2015 and Decree-Law No. 26,624, of October 26, 2015 - Salvador; Law No. 18,181, of November 30, 2015 and Decree Law No. 29,275, of November 30, 2015 - Recife; Supplementary Law No. 95, of October 19, 2015 – Curitiba; Law No. 3,546, of December 18, 2015 – Salto; Law No. 12,457, of October 3, 2016 – Londrina.

The PPIs promote the regularization of debts mentioned in these laws, arising from tax and non-tax credits, either (recognized or not), including those that are part of the Enforceable Debt, either filed or to be filed in court.

The net effect of the PPIs in result 01/01 at 03/31/2016 was R$ 12,474, and it is recorded in Other Operating Income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	145

Note 13 - Breakdown of accounts

a)	Other sundry receivables

	03/31/2017	03/31/2016
Social contribution for offsetting (Note 14b I)	634,407	638,790
Taxes and contributions for offsetting	6,750,930	4,828,855
Escrow deposits for foreign fundraising program	596,413	72,048
Receivables from reimbursement of contingent liabilities (Note 12c)	1,180,014	1,106,341
Receivables from reimbursement of contingent liabilities	2,260,442	2,186,635
(Allowance for loan losses)	(1,080,429)	(1,080,294)
Sundry domestic debtors	1,252,740	1,180,599
Premiums from loan operations	706,847	1,441,957
Sundry foreign debtors	1,577,459	2,188,444
Retirement plan assets (Note 19)	1,091,956	2,209,128
Recoverable payments	33,225	146,631
Salary advances	108,950	94,400
Amounts receivable from related companies	48,172	36,031
Operations without credit granting characteristics	1,809,890	1,548,969
Securities and credits receivable	2,406,975	1,884,677
(Allowance for loan losses)	(597,085)	(335,708)
Other	453,622	545,108
Total	16,244,625	16,037,301

In ITAÚ UNIBANCO HOLDING, Other Sundry Receivables is mainly composed of Taxes and Contributions for Offset R$ 1,552,937 (R$ 1,056,112 at 03/31/2016) (Note 14b I).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	146

b)	Prepaid expenses

	03/31/2017	03/31/2016
Commissions (*)	973,794	1,808,520
Related to vehicle financing	75,598	121,780
Related to insurance and pension plan	177,771	510,255
Restricted to commissions / partnership agreements	21,961	69,556
Related to Payroll Loans	535,130	955,798
Other	163,334	151,131
Advertising	398,195	386,043
Other	989,468	797,153
Total	2,361,457	2,991,716

(*) In the first quarter of 2017, the impact on income related to commission from local correspondents, as described in Note 4g, was R$ 99,255 (R$ 100,265 of 03/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	147

c)	Other sundry liabilities

	03/31/2017	03/31/2016

Provisions for sundry payments	1,843,072	1,993,043
Personnel provision	1,485,017	1,418,662
Sundry creditors - local	2,339,964	1,612,394
Sundry creditors - foreign	2,934,626	4,052,777
Liabilities for official agreements and rendering of payment services	708,855	811,508
Related to insurance operations	215,608	207,394
Liabilities for purchase of assets and rights	180,274	78,661
Creditors of funds to be released	858,381	1,008,880
Funds from consortia participants	102,244	50,264
Provision for retirement plan benefits (Note 19)	775,805	495,660
Provision financial guarantees provided (Note 8c)	1,870,225	712,534
Provision for health insurance (*)	747,172	722,302
Liabilities from transactions related to credit assignments (Note 8f)	5,527,709	5,360,697
Liabilities from sales operations or transfer of financial assets	37,845	38,497
Other	1,478,612	1,161,681
Total	21,105,409	19,724,954

(*) Provision set up to cover possible future deficits up to the total discontinuation of the portfolio, arising from the difference between monthly installments adjustments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	148

d)	Banking service fees

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Asset management	1,328,629	1,066,169
Funds management fees	1,172,069	895,879
Consortia management fees	156,560	170,290
Current account services	194,375	198,158
Credit cards	2,527,605	2,494,283
Relationship with stores	2,527,575	2,488,281
Credit card processing	30	6,002
Sureties and credits granted	635,108	576,738
Loan operations	263,337	242,664
Guarantees provided	371,771	334,074
Receipt services	401,038	370,989
Collection fees	333,587	308,625
Collection services	67,451	62,364
Other	664,780	544,238
Custody services and management of portfolio	98,510	83,095
Economic and financial advisory	138,246	99,126
Foreign exchange services	28,664	22,286
Other services	399,360	339,731
Total	5,751,535	5,250,575

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	149

e)	Income related to bank charges

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Loan operations / registration	230,852	189,094
Credit cards – annual fees and other services	862,143	740,228
Deposit account	47,908	28,605
Transfer of funds	66,876	49,913
Income related to securities brokerage	137,017	85,208
Service package fees	1,504,762	1,385,322
Total	2,849,558	2,478,370

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	150

f)	Personnel expenses

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Compensation	(2,280,834)	(1,909,297)
Charges	(700,884)	(609,548)
Welfare benefits (Note 19)	(815,284)	(631,857)
Training	(41,424)	(35,665)
Labor claims and termination of employees (Note 12b)	(590,668)	(646,301)
Stock Option Plan	(61,480)	(107,171)
Total	(4,490,574)	(3,939,839)
Employees’ profit sharing	(791,170)	(758,592)
Total including employees’ profit sharing	(5,281,744)	(4,698,431)

g)	Other administrative expenses

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Data processing and telecommunications	(981,114)	(932,633)
Depreciation and amortization	(550,153)	(518,557)
Installations	(746,957)	(708,471)
Third-party services	(1,007,126)	(950,814)
Financial system services	(193,901)	(162,921)
Advertising, promotions and publication	(221,953)	(207,854)
Transportation	(84,549)	(99,369)
Materials	(76,795)	(62,880)
Security	(184,648)	(176,560)
Travel expenses	(43,394)	(39,224)
Other	(272,141)	(191,894)
Total	(4,362,731)	(4,051,177)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	151

h)	Other operating revenue

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Reversal of operating provisions	29,862	12,919
Recovery of charges and expenses	33,299	40,466
Program for Settlement or Installment Payment of Federal (Note 12e)	-	11,443
Other	264,210	135,548
Total	327,371	200,376

i)	Other operating expenses

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Provision for contingencies (Note 12b)	(181,070)	(329,184)
Civil lawsuits	(283,029)	(249,459)
Tax and social security contributions	(14,880)	(80,416)
Other	116,839	691
Selling - credit cards	(812,235)	(686,755)
Claims	(76,986)	(65,272)
Impairment – Operations with no Credit Granting Characteristics	(183,583)	-
Provision for health insurance (Note 13c)	(5,126)	(5,960)
Refund of interbank costs	(75,594)	(67,587)
Other	(796,808)	(544,612)
Total	(2,131,402)	(1,699,370)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	152

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I -	Statement of calculation of income tax and social contribution:

	01/01 to	01/01 to
Due on operations for the period	03/31/2017	03/31/2016
Income before income tax and social contribution	9,721,347	9,815,616
Charges (income tax and social contribution) at the rates in effect (Note 4p)	(4,374,606)	(4,417,027)

Increase/decrease in income tax and social contribution charges arising from:

Investments in affiliates and jointly controlled entities	65,813	58,492
Foreign exchange variations on investments abroad	(733,164)	(1,917,254)
Interest on capital	966,763	890,728
Corporate reorganizations (Note 4r)	156,962	156,961
Dividends and interest on external debt bonds	68,604	61,217
Other nondeductible expenses net of non taxable income (*)	2,625,053	4,229,890
Income tax and social contribution expenses	(1,224,575)	(936,993)
Related to temporary differences
Increase (reversal) for the period	(2,473,457)	(3,590,061)
Increase (reversal) of prior periods	-	(1,830)
(Expenses)/Income related to deferred taxes	(2,473,457)	(3,591,891)
Total income tax and social contribution expenses	(3,698,032)	(4,528,884)

(*) Includes temporary (additions) and exclusions.

II	- Composition of tax expenses:

	01/01 to	01/01 to
	03/31/2017	03/31/2016
PIS and COFINS	(1,472,812)	(1,610,202)
ISS	(263,966)	(251,125)
Other	(153,356)	(153,813)
Total (Note 4p)	(1,890,134)	(2,015,140)

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ 91,516 (R$ 42,611 at 03/31/2016) and are mainly composed of PIS and COFINS.

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedges), as mentioned in Note 22b.

The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	153

b)	Deferred taxes

I -	The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
				Realization /
	03/31/2016	03/31/2017	12/31/2016	Reversal	Increase	03/31/2017	03/31/2016
Reflected in income and expense accounts			51,173,199	(5,557,503)	5,360,400	50,976,096	50,646,521
Related to income tax and social contribution loss carryforwards			5,867,580	(37,365)	779,778	6,609,993	7,296,671
Related to disbursed provisions			29,639,070	(3,134,326)	1,599,840	28,104,584	28,959,164
Allowance for loan losses			26,713,660	(2,083,105)	686,584	25,317,139	27,502,542
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			104,665	(104,665)	71,128	71,128	359,226
Allowance for real estate			188,993	(2,135)	940	187,798	205,325
Goodwill on purchase of investments			541,445	(21,396)	-	520,049	428,062
Other			2,090,307	(923,025)	841,188	2,008,470	464,009
Related to non-disbursed provisions (1)	35,843,732	40,001,902	15,666,549	(2,385,812)	2,980,782	16,261,519	14,390,686
Related to the operation	24,858,548	29,160,613	11,490,689	(2,385,812)	2,310,897	11,415,774	9,996,612
Provision for contingent liabilities	12,903,206	14,228,610	5,706,449	(338,000)	558,847	5,927,296	5,386,887
Civil lawsuits	4,909,156	5,552,830	1,954,623	(104,459)	131,913	1,982,077	2,029,068
Labor claims	4,698,163	4,841,710	2,167,564	(191,192)	244,552	2,220,924	1,891,055
Tax and social security contributions	3,284,010	3,823,906	1,580,729	(42,349)	182,378	1,720,758	1,462,455
Other	11,877	10,164	3,533	-	4	3,537	4,309
Adjustments of operations carried out on the futures settlement market	1,505,677	1,501,088	537,938	-	93,869	631,807	625,753
Legal obligation - tax and social security contributions	2,228,224	2,398,228	389,059	(164,575)	86,816	311,300	415,029
Provision related to health insurance operations	722,302	747,172	296,604	-	1,914	298,518	288,620
Other non-deductible provisions	7,499,139	10,285,515	4,560,639	(1,883,237)	1,569,451	4,246,853	3,280,323
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	10,985,184	10,841,289	4,175,860	-	669,885	4,845,745	4,394,074
Provision for Financial Guarantees Provided (Note 8c)(2)	712,534	1,870,225	650,450	-	191,151	841,601	320,640
Additional allowance	10,272,650	8,971,064	3,525,410	-	478,734	4,004,144	4,073,434
Reflected in stockholders’ equity accounts			2,884,425	(571,438)	325,813	2,638,800	2,986,248
Corporate reorganizations (Note 4q)	5,077,864	3,231,252	1,255,588	(156,962)	-	1,098,626	1,726,474
Adjustment to market value of available-for-sale securities	2,799,497	602,969	685,654	(414,476)	(4,997)	266,181	1,259,774
Provision for retirement plan benefits	-	18,780	-	-	5,156	5,156	-
Cash flow hedge and hedge of net investment in foreign operation	-	3,319,278	943,183	-	325,654	1,268,837	-
Total (3)	43,721,093	47,174,181	54,057,624	(6,128,941)	5,686,213	53,614,896	53,632,769
Social contribution for offsetting arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001			637,865	(3,458)	-	634,407	638,790

(1) From a financial point of view, rather than recording the provision of R$ 40,001,902 (R$ 35,843,732 at 03/31/2016) and deferred tax assets of R$ 16,261,519 (R$ 14,390,686 at 03/31/2016), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 53,614,896 (R$ 53,632,769 at 03/31/2016) to R$ 37,353,377 (R$ 39,242,083 at 03/31/2016).

(2) Refers to the recognition of tax credits in the amount of R$180,738 resulting from the initial application of CMN Resolution No. 4512/16, recorded in retained earnings (accumulated losses), in equity.

(3) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., due to their specific tax status, a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15.

For ITAÚ UNIBANCO HOLDING, Tax Credits totaled R$ 926,133 (R$ 363,133 at 03/31/2016) and are mainly represented by Tax Loss Carryforwards of R$ 665,094 (R$ 191,199 at 03/31/2016), Provisions for Escrow Accounts of R$ 117,124 (R$ 131,656 at 03/31/2016), Administrative Provisions of R$ 34,629 (R$ 20,965 at 03/31/2016), Provisions for Legal, Tax and Social Security Risks of R$ 43,850 (R$ 15,501 at 03/31/2016), the realization of which is contingent upon the outcome of the respective lawsuits.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	154

II -	Provision for Deferred Income Tax and Social Contribution balance and the changes therein changes are shown as follows:

		Realization /
	12/31/2016	Reversal	Increase	03/31/2017	03/31/2016
Reflected in income and expense accounts	12,561,946	(8,596,731)	10,976,245	14,941,460	5,571,712
Depreciation in excess – leasing	935,600	(393,005)	-	542,595	1,384,053
Restatement of escrow deposits and contingent liabilities	1,193,238	(20,769)	32,956	1,205,425	1,168,317
Provision for pension plan benefits	233,114	-	69,378	302,492	403,161
Adjustments to market value of securities and derivative financial instruments	8,178,341	(8,178,341)	10,367,278	10,367,278	2,369,468
Adjustments of operations carried out on the future settlement market	1,210,342	-	439,948	1,650,290	-
Taxation of results abroad – capital gains	1,787	-	580	2,367	172,223
Other	809,524	(4,616)	66,105	871,013	74,490
Reflected in stockholders’ equity accounts	393,574	(24,862)	95,444	464,156	403,020
Adjustments to market value of available-for-sale securities	358,924	-	95,444	454,368	5,288
Cash flow hedge	-	-	-	-	13,175
Provision for pension plan benefits (*)	34,650	(24,862)	-	9,788	384,557
Total	12,955,520	(8,621,593)	11,071,689	15,405,616	5,974,732

(*) Reflected in stockholders' equity, pursuant to CVM Resolution n° 4.424/15 (Note 19).

At ITAÚ UNIBANCO HOLDING, the Provisions for Deferred Taxes and Contributions total R$ 75,678 (R$ 22,681 at 03/31/2016), and are basically comprised of Adjustments to Market Value of Trading Securities and Financial Derivative Instruments of R$ 66,737 (R$ 15,747 at 03/31/2016) and Monetary Restatement of Escrow Deposits for Legal Obligations and Contingent Liabilities of R$ 5,377 (R$ 5,306 at 03/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	155

III -	The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at March 31, 2017, are:

	Deferred tax assets								Provision for
Year of realization	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offsetting	%	deferred income tax and social contribution	%	Net deferred taxes	%
2017	17,618,939	37%	32,306	0%	17,651,245	33%	6,871	1%	(1,071,682)	7%	16,586,434	43%
2018	15,516,680	33%	119,481	2%	15,636,161	29%	11,053	2%	(604,807)	4%	15,042,407	39%
2019	6,912,120	15%	1,920,502	29%	8,832,622	16%	438,555	69%	(2,820,060)	18%	6,451,117	17%
2020	849,329	2%	2,123,383	32%	2,972,712	6%	177,928	28%	(1,892,934)	12%	1,257,706	3%
2021	550,105	1%	1,989,030	30%	2,539,135	5%	-	0%	(429,964)	3%	2,109,171	5%
after 2021	5,557,730	12%	425,291	7%	5,983,021	11%	-	0%	(8,586,169)	56%	(2,603,148)	-7%
Total	47,004,903	100%	6,609,993	100%	53,614,896	100%	634,407	100%	(15,405,616)	100%	38,843,687	100%
Present value (*)	43,307,032		5,647,996		48,955,028		570,755		(12,360,125)		37,165,658

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, we recommend that the trends for the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	Considering the temporary effects introduced by Law No. 13,169/15, which increased the social contribution rate to 20% through December 31, 2018, tax credits were recognized based on their likelihood of realization. As at 03/31/2017 and 03/31/2016, there are no unrecognized tax credits.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	156

c)	Tax and social security contributions

	03/31/2017	03/31/2016

Taxes and contributions on income payable	1,338,480	1,237,223
Taxes and contributions payable	2,495,120	1,865,932
Provision for deferred income tax and social contribution (Note 14b II)	15,405,616	5,974,732
Legal liabilities – tax and social security (Note 12b)	4,722,922	4,334,652
Total	23,962,138	13,412,539

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 222,144 (R$ 272,189 at 03/31/2016) and is mainly comprised of Provision for Deferred Income Tax and Social Contribution R$ 132,465 (R$ 236,738 at 03/31/2016) and Taxes and contributions on income payable of R$ 75,679 (R$ 22,681 at 03/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	157

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for mainly arises from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the provision of service, in addition to that levied on financial operation.

	03/31/2017	03/31/2016
Taxes paid or provided for	4,047,552	4,309,245
Taxes withheld and collected from third parties	3,815,906	3,220,975
Total	7,863,458	7,530,220

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	158

Note 15 – Permanent Assets

a) Investment

I - Change of investments - ITAÚ UNIBANCO HOLDING

		Balance at 12/31/2016					Changes 31/03/2017
		Book value							Equity in earnings of subsidiaries
Companies	Functional currency	Stockholders' equity	Adjustments under investor criteria (1)	Unrealized results	Goodwill	Balance at 12/31/2016	Amortization of goodwill	Dividends / interest on capital paid/provided for (2)	Earnings / Losses	Adjustments under investor criteria (1)	Unrealized results	Total	Exchange Variation – Functional currency other than the Real	Adjustments in marketable securities of subsidiaries and other	Balance at 03/31/2017	Balance at 03/31/2016	Equity in earnings of subsidiaries from 01/01 to 03/31/2016
Domestic		82,756,794	180,128	(265,314)	11,615	82,683,223	(1,584)	(2)	4,510,947	46,253	29,436	4,586,636	(124,540)	59,227	87,202,960	68,637,189	3,121,272
Itaú Unibanco S.A.		69,303,215	163,163	(226,977)	11,615	69,251,016	(1,584)	-	3,703,859	46,025	27,093	3,776,977	(124,309)	11,561	72,913,661	57,867,214	2,565,934
Banco Itaúcard S.A. (3)		7,516,728	1,522	(5,287)	-	7,512,963	-	-	513,676	(490)	286	513,472	(382)	35,903	8,061,956	2,845,511	245,612
Banco Itaú BBA S.A.		2,776,358	13,399	(33,050)	-	2,756,707	-	-	162,615	594	2,057	165,266	151	11,884	2,934,008	5,849,713	194,810
Itaú - BBA Participações S.A.		1,798,400		-	-	1,798,400	-	-	68,026	-	-	68,026	-	(2)	1,866,424	1,597,532	58,763
Itaú Corretora de Valores S. A. (3)		1,362,080	2,044	-	-	1,364,124	-	-	62,770	124	-	62,894	-	(119)	1,426,899	477,207	56,152
Itau Seguros S.A.		13	-	-	-	13	-	(2)	1	-	-	1	-	-	12	12	1
Foreign		6,443,364	-	39	417,710	6,861,113	(11,289)	(28,558)	13,845	-	(635)	13,210	(111,174)	11,073	6,734,375	7,626,252	(308,548)
Itaú Corpbanca S.A (4)	Chilean peso	3,352,180	-	23	417,710	3,769,913	(11,289)	(653)	(29,671)	-	(625)	(30,296)	(51,072)	7,615	3,684,218	-	-
BICSA Holdings LTD	Chilean peso	1,700,890	-	16	-	1,700,906	-	-	(3,813)	-	(10)	(3,823)	(41,817)	(3)	1,655,263	1,878,653	(144,199)
Banco Itaú Uruguay S.A.	Uruguayan peso	1,156,119	-	-	-	1,156,119	-	-	25,480	-	-	25,480	(14,902)	3,484	1,170,181	1,231,330	(77,621)
OCA S.A.	Uruguayan peso	230,073	-	-	-	230,073	-	(27,905)	21,824	-	-	21,824	(3,329)	(23)	220,640	257,461	(3,939)
ACO Ltda.	Uruguayan peso	4,102	-	-	-	4,102	-	-	25	-	-	25	(54)	-	4,073	3,938	(612)
Itaú Chile Holdings, INC. (5)	Chilean peso	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,471
Banco Itau Chile S.A. (6)	Chilean peso	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4,254,870	(85,648)
Grand total		89,200,158	180,128	(265,275)	429,325	89,544,336	(12,873)	(28,560)	4,524,792	46,253	28,801	4,599,846	(235,714)	70,300	93,937,335	76,263,441	2,812,724

(1)	Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;
(2)	Dividends approved and not paid are recorded as Dividends receivable.
(3)	In 2016 the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.
(4)	Inflow of investments on April 01, 2016 in the Corpbanca’s acquisition process;
(5)	Company liquidated on February 29, 2016.
(6)	Write-off of investment on April 01, 2016 in the Corpbanca’s acquisition process.

		Stockholders’	Net income	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in voting capital	Equity share in
Companies	Capital	equity	for the period	Common	Preferred	Quotas	(%)	capital (%)
Domestic
Itaú Unibanco S.A.	47,425,425	73,103,774	3,703,859	2,396,347,872	2,320,862,580	-	100.00	100.00
Banco Itaucard S.A.	2,719,248	8,066,953	513,676	237,962,639,781	1,277,933,118	-	99.99	99.99
Banco Itaú BBA S.A.	1,472,084	2,965,003	162,617	4,474,435	4,474,436	-	99.99	99.99
Itaú-BBA Participações S.A.	1,328,562	1,866,424	68,026	548,954	1,097,907	-	100.00	100.00
Itaú Corretora de Valores S. A.	802,482	1,426,900	62,770	27,482,523	811,503	-	99.99	99.99
Itau Seguros S.A.	3,652,139	4,994,244	377,836	450	1	-	0.01	0.01

Foreign
Itaú Corpbanca S.A	8,915,486	14,602,553	(134,561)	115,039,610,411	-	-	22.45	22.45
BICSA Holdings LTD	1,048,299	1,655,263	(3,813)	-	-	330,860,746	100.00	100.00
Banco Itaú Uruguay S.A.	494,290	1,170,181	25,480	4,465,133,954	-	-	100.00	100.00
OCA S.A.	16,629	220,640	21,824	1,502,176,740	-	-	100.00	100.00
ACO Ltda.	15	4,102	25	-	-	131	99.24	99.24

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	159

II - Composition of investments

a) The table below shows the major investments of ITAÚ UNIBANCO HOLDING CONSOLIDATED:

	% participation at 03/31/2017		03/31/2017
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings
Domestic					4,409,270	150,879
BSF Holding S.A (1a)	49.00%	49.00%	2,013,134	77,865	1,186,374	33,631
Conectcar Soluções de Mobilidade Eletrônica S.A. (1b)	50.00%	50.00%	123,745	(8,684)	180,741	(4,342)
IRB-Brasil Resseguros S.A. (2) (3)	15.01%	15.01%	3,500,009	313,516	521,208	50,385
Porto Seguro Itaú Unibanco Participações S.A.(2) (3)	42.93%	42.93%	4,451,828	182,696	1,911,321	78,438
Others (4) (5)					609,626	(7,233)
Foreign - Other (6)					2,739	1,006
Total					4,412,009	151,885

	% participation at 03/31/2016		03/31/2016
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings
Domestic					3,903,285	129,982
BSF Holding S.A.(1a)	49.00%	49.00%	1,527,789	93,773	1,027,826	45,949
Conectcar Soluções de Mobilidade Eletrônica S.A. (1b)	50.00%	50.00%	86,697	(11,501)	177,456	(5,750)
IRB-Brasil Resseguros S.A. (2) (3)	15.01%	15.01%	2,875,493	182,226	424,442	27,293
Porto Seguro Itaú Unibanco Participações S.A.(2) (3)	42.93%	42.93%	4,095,083	145,050	1,758,158	62,275
Others (4a) (6)					515,403	215
Foreign - Other (6)					2,290	808
Total					3,905,575	130,790

(1)	Includes goodwill in the amount of a) R$ 199,938 (R$ 279,209 at 03/31/2016) and b) R$ 118,868 (R$ 134,107 at 03/31/2016).
(2)	For the purpose of accounting for participation in earnings, the position at 02/28/2016 and 02/28/2015, as provided for in Circular Letter nº 1,963 of August 23, 1991, from BACEN;
(3)	Includes adjustments resulting from standardization of the financial statements of the investee to the financial policies to the investor’s;
(4)	Includes companies Kinea Private Equity, Olimpia Promoção e Serviços S.A., Tecnologia Bancária S.A. and Intercement Brasil S.A., which are not started under the equity accounting; a) At March 31, 2016 it also include companies Eneva S.A., which are not started under the equity accounting;
(5)	Includes equity in earnings not arising from net income.
(6)	Includes Compãnia Uruguaya de Medios de Processamiento and Rias Redbanc S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	160

III) Other investments

	03/31/2017	03/31/2016
Other investments	730,163	645,269
Shares and quotas	53,284	50,695
Investments through tax incentives	201,625	201,625
Equity securities	12,369	11,809
Other	462,885	381,140
(Allowance for loan losses)	(208,830)	(208,880)
Total	521,333	436,389
Equity - Other investments	3,590	1,574

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	161

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

		Real Estate in Use (2) (3)		Other Fixed Assets (2) (3)
Real estate in use (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2016	384,244	978,199	3,098,098	1,858,065	1,902,452	1,203,918	6,282,873	1,075,071	16,782,920
Acquisitions	52,134	350	304	20,042	2,040	34,896	41,070	18,051	168,887
Disposals	-	-	-	(10,457)	(478)	(2,600)	(80,135)	(1,119)	(94,789)
Exchange variation	(78)	331	(3,123)	(2,732)	25,528	(36,384)	(2,164)	927	(17,695)
Transfers	(14,545)	-	2,080	8,678	3,787	-	-	-	-
Other	-	(4,597)	(12,838)	10,182	(10,085)	(1,636)	(12,972)	(562)	(32,508)
Balance at 03/31/2017	421,755	974,283	3,084,521	1,883,778	1,923,244	1,198,194	6,228,672	1,092,368	16,806,815

Depreciation
Balance at 12/31/2016	-	-	(1,840,685)	(1,113,157)	(987,264)	(674,566)	(4,701,497)	(654,242)	(9,971,411)
Depreciation expenses	-	-	(19,770)	(53,346)	(38,827)	(25,544)	(167,967)	(25,961)	(331,415)
Disposals	-	-	-	9,392	68	764	71,705	884	82,813
Exchange variation	-	-	811	1,104	(16,794)	29,479	(2,600)	(974)	11,026
Other	-	-	10,455	383	(1,125)	1,074	12,772	624	24,183
Balance at 03/31/2017	-	-	(1,849,189)	(1,155,624)	(1,043,942)	(668,793)	(4,787,587)	(679,669)	(10,184,804)

Impairment
Balance at 12/31/2016	-	-	-	-	-	-	-	-	-
Additions / assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 03/31/2017	-	-	-	-	-	-	-	-	-

Book value
Balance at 03/31/2017	421,755	974,283	1,235,332	728,154	879,302	529,401	1,441,085	412,699	6,622,011
Balance at 03/31/2016	690,890	937,910	1,235,057	690,106	937,050	376,206	1,573,155	316,097	6,756,471

(1)	The contractual commitments for the purchase of the fixed assets totaled R$ 255,794 achievable by 2017.
(2)	Includes amounts pledged in guarantee of voluntary deposits (Note 12d).
(3)	Includes the amount of R$ 3,678 (R$ 4,198 at 03/31/2016) related to attached real estate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	162

II) Goodwill

			Changes
	Amortization period	Balance at 12/31/2016	Amortization expenses	Exchange variation	Other (*)	Balance at 03/31/2017	Balance at 03/31/2016
Goodwill (Notes 2b and 4j)	10 years	1,397,867	(45,266)	(3,377)	(16,290)	1,332,934	852,807

(*) Amount allocated to intangible assets, based on the appraisal report for the goodwill on Recovery.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	163

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acquisition (Note 4k)	Other Intangible Assets	Total

Annual amortization rates	20%	8%	20%	20%	20%	10% to 20%

Cost
Balance at 12/31/2016	1,045,323	1,746,405	3,777,945	3,525,383	7,790,077	1,012,930	18,898,063
Acquisitions	53,093	-	111,811	30,202	-	-	195,106
Disposals	(102,574)	(4,123)	(1,240)	(10)	-	-	(107,947)
Exchange variation	-	5,340	(33,855)	-	(87,230)	(15,713)	(131,458)
Other	(1,210)	(5,646)	2,153	-	39,727	(350)	34,674
Balance at 03/31/2017	994,632	1,741,976	3,856,814	3,555,575	7,742,574	996,867	18,888,438

Amortization
Balance at 12/31/2016	(554,770)	(374,492)	(1,698,940)	(532,796)	(1,045,762)	(450,057)	(4,656,817)
Amortization expenses (3)	(62,662)	(72,621)	(108,997)	(96,974)	(209,062)	(10,831)	(561,147)
Disposals	83,970	4,123	-	10	-	-	88,103
Exchange variation	-	51,278	3,127	-	7,142	6,031	67,578
Other	-	(4,761)	1,820	-	(12,214)	-	(15,155)
Balance at 03/31/2017	(533,462)	(396,473)	(1,802,990)	(629,760)	(1,259,896)	(454,857)	(5,077,438)

Impairment (4)
Balance at 12/31/2016	(18,528)	-	(53,179)	(334,569)	-	-	(406,276)
Additions / assumptions	-	-	-	-	-	-	-
Disposals	18,251	-	(512)	-	-	-	17,739
Balance at 03/31/2017	(277)	-	(53,691)	(334,569)	-	-	(388,537)

Book value
Balance at 03/31/2017	460,893	1,345,503	2,000,133	2,591,246	6,482,678	542,010	13,422,463
Balance at 03/31/2016	415,514	1,020,705	1,088,884	3,054,761	1,388,150	372,964	7,340,978

(1)	The contractual commitments for the purchase of the new intangible assets totaled R$ 192,681 achievable by 2017.
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
(3)	Amortization expenses related to the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.
(4)	Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	164

Note 16 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting held on September 14, 2016 approved the increase of subscribed and paid-up capital by R$ 12,000,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on October 21, 2016 and the process was approved by the Central Bank on September 23, 2016. Accordingly, capital stock was increased by 598,391,594 shares.

The Extraordinary Stockholders` Meeting of April 27, 2016 approved the cancellation of 100,000,000 preferred shares of own issue held in treasury, without change to the capital stock, through the capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. This process was approved by the Central Bank of Brazil on June 7, 2016.

Capital comprises 6,582,307,543 book-entry shares with no par value, of which 3,351,744,217 are common and 3,230,563,326 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 97,148,000 (R$ 85,148,000 at 03/31/2016), of which R$ 65,887,334 (R$ 57,925,799 at 03/31/2016) refers to stockholders domiciled in the country and R$ 31,260,666 (R$ 27,222,201 at 03/31/2016) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2016	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 12/31/2016	16,393,906	2,125,599,595	2,141,993,501
Shares of capital stock at 12/31/2016	3,351,744,217	3,230,563,326	6,582,307,543
Shares of capital stock at 03/31/2017	3,351,744,217	3,230,563,326	6,582,307,543
Residents in Brazil at 03/31/2017	3,334,949,788	1,129,276,904	4,464,226,692
Residents abroad at 03/31/2017	16,794,429	2,101,286,422	2,118,080,851
Treasury shares at 12/31/2016 (1)	3,074	69,604,462	69,607,536	(1,882,353)
Purchase of treasury shares	-	7,976,000	7,976,000	(285,811)
Exercised – granting of stock options	-	(11,689,429)	(11,689,429)	153,615
Disposals – stock option plan	-	(8,190,700)	(8,190,700)	397,564
Treasury shares at 03/31/2017 (1)	3,074	57,700,333	57,703,407	(1,616,985)
Outstanding shares at 03/31/2017	3,351,741,143	3,172,862,993	6,524,604,136
Outstanding shares at 03/31/2016 (2)	3,351,741,143	3,169,811,746	6,521,552,889

(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.
(2)	For better comparability, outstanding shares for the period ending march 31, 2016 were adjusted to reflect the bonuses of September 23, 2016.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 03/31/2017:

Cost / Market value	Common	Preferred
Minimum	-	33.48
Weighted average	-	35.83
Maximum	-	38.56
Treasury shares
Average cost	6.59	28.02
Market value	33.77	37.90

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	165

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share (non-cumulative) to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

I - Calculation

Net income - ITAÚ UNIBANCO HOLDING	5,785,289
Adjustments:
(-) Legal reserve	(289,264)
Dividend calculation basis	5,496,025
Mandatory dividend	1,374,008
Dividend – paid / provided for	2,470,257	44.9%

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	195,296	-	195,296
Dividends - 2 monthly installments of R$ 0.015 per share paid in February to March 2017	195,296	-	195,296

Declared (recorded in other liabilities – Social and Statutory)	1,369,485	(190,773)	1,178,712
Dividends - 1 monthly installment of R$ 0.015 per share paid on 04/03/2017	97,663	-	97,663
Interest on capital - R$ 0.1949 per share.	1,271,822	(190,773)	1,081,049

Provided for up to 03/31/2017 (Recorded in Revenue Reserves - Unrealized Profits Reserve)	1,289,705	(193,456)	1,096,249
Interest on capital - R$ 0.1977 per share	1,289,705	(193,456)	1,096,249

Total from 01/01 to 03/31/2017 - R$ 0.3787 net per share	2,854,486	(384,229)	2,470,257
Total from 01/01 to 03/31/2016 - R$ 0.1708 net per share	1,144,005	(131,639)	1,012,366

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	166

c)	Capital and revenue reserves - ITAÚ UNIBANCO HOLDING

	03/31/2017	03/31/2016
Capital reserves	1,265,167	1,208,948
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment	980,550	924,331
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	23,639,206	30,146,362
Legal	8,126,765	7,107,970
Statutory:	14,222,736	23,038,392
Dividends equalization (1)	6,426,502	9,689,316
Working capital increase (2)	3,622,696	5,842,518
Increase in capital of investees (3)	4,173,538	7,506,558
Unrealized profits (4)	1,289,705	-

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances on dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.
(4)	Refers to Interest on Capital provided for up to march 31 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

d)	Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 03/31/2017	01/01 to 03/31/2016	03/31/2017	03/31/2016
ITAÚ UNIBANCO HOLDING	5,785,289	4,262,594	117,557,164	110,415,605
Amortization of goodwill	57,753	144,720	(527,193)	(417,600)
Corporate reorganizations (Note 4r)	461,653	461,653	(2,132,626)	(3,351,390)
Conversion adjustments of foreign investments (Note 4t)	(252,205)	314,678	-	-
Foreign exchange variations of investments	(5,775)	1,294,796	-	-
Hedge of net investments in foreign operations	(430,747)	(1,734,605)	-	-
Tax effects – hedge of net investments in foreign operations	184,317	754,487	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	6,052,490	5,183,645	114,897,345	106,646,615

e)	Asset valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDATED

	03/31/2017	03/31/2016

Available-for-sale securities	(68,481)	(1,757,380)
Hedge cash flow	(1,680,752)	53,451
Remeasurements in liabilities of post-employment benefits	(892,982)	(239,328)
Foreign exchange variation on investments / Net Investment Hedge in Foreign Operations	(398,786)	(157,759)
Asset valuation adjustments (*)	(3,041,001)	(2,101,016)

(*) net of tax effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	167

f)	Non-controlling interests

	Stockholders’ equity		Net Income
	03/31/2017	03/31/2016	01/01 to 03/31/2017	01/01 to 03/31/2016
Itaú CorpBanca (Note 2c)	9,388,663	-	86,516	-
Banco CorpBanca Colômbia S.A. (Note 2c)	1,128,976	-	37,065	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	552,695	458,091	(28,461)	(24,826)
Banco Itaú Consignado S.A. (Note 2c)	-	936,998	-	(21,040)
Luizacred S.A. Soc. Cred. Financiamento Investimento	300,452	276,842	(21,617)	(9,707)
Other	73,563	126,685	(5,571)	(8,522)
Total	11,444,349	1,798,616	67,932	(64,095)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	168

g)	Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 03/31/2017, the accounting effect of the share-based payment in income was R$ (142,381) (R$ (162,547) from 01/01 to 03/31/2016).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to benefit from the appreciation that their work and dedication bring to the shares.

In addition to the grants provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be restated to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on B3 on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by B3, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	169

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value
Opening balance at 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Options:
Granted	-	-
Canceled / Forfeited (*)	(3,894)	30.83
Exercised	(5,019,607)	30.50	39.94
Closing balance at 03/31/2017	33,010,005	38.43
Options exercisable at the end of the period	33,010,005	38.43
Options outstanding but not exercisable	-	-
Range of exercise prices
Granting 2010-2011		21.71 - 42.22
Granting 2012		30.83
Weighted average of the remaining contractual life (in years)	1.75

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value

Opening balance at 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Options:
Granted	-	-
Canceled / Forfeited (*)	(34,321)	23.34
Exercised	(504,816)	23.86	28.98
Closing balance at 03/31/2016	50,004,011	32.93
Options exercisable at the end of the period	35,403,545	34.44
Options outstanding but not exercisable	14,600,466	29.25
Range of exercise prices
Granting 2009-2010		21.71 - 40.05
Granting 2011-2012		21.71 - 39.12
Weighted average of the remaining contractual life (in years)	2.37

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	170

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of own shares and Share-Based Instruments are established every six months and are equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 32.33 per share at 03/31/2017 (R$ 19.45 per share at 03/31/2016).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Closing balance at 12/31/2016	35,462,379
New granted	7,041,957
Cancelled	(262,914)
Exercised	(6,669,822)
Balance at 03/31/2017	35,571,600
Weighted average of remaining contractual life (years)	3.04

Quantity
Balance at 12/31/2015	33,666,355
New granted	12,416,190
Cancelled	(59,796)
Exercised	(8,119,616)
Balance at 03/31/2016	37,903,133
Weighted average of remaining contractual life (years)	2.69

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	171

III- Variable Compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 38.31 per share at 03/31/2017 (R$ 21.96 per share at 03/31/2016).

Change in variable compensation in shares	2017
Quantity
Balance at 12/31/2016	24,539,406
New	7,127,366
Delivered	(11,824,327)
Cancelled	(97,516)
Balance at 03/31/2017	19,744,929

Change in variable compensation in shares	2016
Quantity
Balance at 12/31/2015	22,325,573
New	11,850,471
Delivered	(10,639,200)
Cancelled	(94,355)
Balance at 03/31/2016	23,442,489

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	172

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries and associated of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd, Itaúsa Empreendimentos S.A.and OKI Brasil Indústria e Comércio de Produtos de Tecnologia e Automação S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	173

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
	Annual rate	03/31/2017	03/31/2016	01/01 to 03/31/2017	01/01 to 03/31/2016	Annual rate	03/31/2017	03/31/2016	01/01 to 03/31/2017	01/01 to 03/31/2016
Interbank investments		65,794,136	76,221,080	1,592,317	1,946,871		-	-	-	-
Itaú Unibanco S.A.	12.15% or 100% Selic	37,477,622	44,413,880	1,219,329	1,482,948		-	-	-	-
Agência Grand Cayman	5.83% to 6.36%	8,793,306	9,877,790	131,631	163,763		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	2.96% to 6.20%	19,523,208	21,929,410	241,357	300,160		-	-	-	-
Deposits		(12,836,495)	(14,056,140)	(90,449)	(111,961)		-	-	-	-
Itaú Unibanco S.A. Nassau Branch		(12,836,495)	(14,056,140)	(90,449)	(111,961)		-	-	-	-
Securities sold under repurchase agreements		-	-	-	-		(74,065)	(351,371)	(1,768)	(16,504)
Itaúsa Investimentos Itaú S.A.		-	-	-	-		(12,094)	-	-	-
Duratex S.A.		-	-	-	-	97,5% a 100% do CDI	(21,478)	(21,763)	(556)	(1,433)
Elekeiroz S.A.		-	-	-	-	97,5% do CDI	(3,693)	(7,407)	(75)	(234)
Itautec S.A.		-	-	-	-	100,1% do CDI	(10)	(40,603)	(5)	(2,016)
Instituto Unibanco		-	-	-	-		-	(256,606)	-	(10,825)
Olimpia Promoção e Serviços S.A.		-	-	-	-	100% Selic	(14,199)	-	(407)	-
Conectcar Soluções de Mobilidade Eletrônica S.A.		-	-	-	-	85% a 97,5% do CDI	(8,639)	-		-
Others		-	-	-	-		(13,952)	(24,992)	(725)	(1,996)
Debentures		(61,304)	(51,588)	-	-		-	-	-	-
Itaú Unibanco S.A. Nassau Branch		(61,304)	(51,588)	-	-		-	-	-	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(448)	(364)	(1,164)	(1,169)		(114,912)	(120,479)	(32,029)	4,807
Itaú Unibanco S.A.		3	1	-	-		-	-	-	-
Itaú Corretora de Valores S. A.		(451)	(365)	(1,164)	(1,169)		-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-		-	-	805	(701)
Itaúsa Empreendimentos S.A.		-	-	-	-		-	-	78	58
Olimpia Promoção e Serviços S.A.		-	-	-	-		(2,025)	(2,206)	(5,450)	(5,684)
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(112,967)	(118,364)	11,605	10,231
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		343	308	1,506	1,349
OKI Brasil Indústria e Comércio de Produtos de Tecnologia e Automação S.A.		-	-	-	-		-	-	(41,257)	-
Others		-	-	-	-		(263)	(217)	684	(446)
Rent revenues (expenses)		-	-	(96)	(73)		-	-	(15,493)	(14,379)
Itaúsa Investimentos Itaú S.A.		-	-	(7)	(5)		-	-	(607)	(466)
Itaú Seguros S.A.		-	-	(68)	(52)		-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(11,878)	(10,677)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(2,839)	(3,165)
Others		-	-	(21)	(16)		-	-	(169)	(71)
Donation expenses		-	-	-	-		-	-	(37,557)	(22,000)
Instituto Itaú Cultural		-	-	-	-		-	-	(28,057)	(22,000)
Associação Cubo Coworking Itaú		-	-	-	-		-	-	(9,500)	-

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (1,749) (R$ (1,188) from 01/01 to 03/31/2016) in view of the use of the common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;
b)	any entity controlled by the Institution; or
c)	any entity of which the bank directly or indirectly holds at least 10% of the capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	174

b)	Compensation of management key personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING CONSOLIDATED management members are as follows:

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Compensation	112,672	143,429
Board of Directors	5,071	10,957
Management members	107,601	132,472
Profit sharing	38,757	38,992
Board of Directors	531	1,136
Management members	38,226	37,856
Contributions to pension plans	5,534	4,566
Board of Directors	56	56
Management members	5,478	4,510
Stock option plan – Management members	54,859	96,197
Total	211,822	283,184

Information related to the granting of the share-based payment, benefits to employees and post-employment benefits is detailed in Notes 16g II and 19, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	175

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such a market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
	Book value		Market		Results		Stockholders’ equity
	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Interbank deposits	26,539,239	29,184,435	26,603,263	29,188,897	64,024	4,462	64,024	4,462
Securities and derivative financial instruments	379,951,866	338,997,144	380,708,022	337,924,201	858,820	(4,054,978)	756,156	(1,072,943)
Adjustment of available-for-sale securities					566,436	(2,343,188)	-	-
Adjustment of held-to-maturity securities					292,384	(1,711,790)	756,156	(1,072,943)
Loan, lease and other credit operations	440,455,252	409,430,784	449,882,110	412,066,168	9,426,858	2,635,384	9,426,858	2,635,384
Investments
B3	14,610	14,610	211,451	168,591	196,841	153,981	196,841	153,981
Porto Seguro Itaú Unibanco Participações S.A. (2)	1,911,321	1,758,158	2,792,491	2,677,488	881,170	919,330	881,170	919,330
Funding and borrowing (3)	297,932,951	234,836,327	298,983,990	235,960,943	(1,051,039)	(1,124,616)	(1,051,039)	(1,124,616)
Subordinated debt (Note 10f)	53,226,084	57,918,871	54,526,677	57,986,526	(1,300,593)	(67,655)	(1,300,593)	(67,655)
Treasury shares	1,616,985	4,144,448	2,186,925	4,844,763	-	-	569,940	700,315

(1)	This does not consider the corresponding tax effects.
(2)	Parent company of Porto Seguro S.A.
(3)	Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowing.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	176

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated as at their maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved up to the closing of B3 at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market values, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in companies B3 and Porto Seguro at the share value quoted on stock exchanges.

•	Time and interbank deposits and funds from the acceptance and issuance of securities and foreign borrowing through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of B3 on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	177

Note 19 – Post-Employments Benefits

The accounting policies and procedures adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for employee benefits are summarized below:

The total amounts recognized in Income for the Period and Stockholders’ Equity – Other comprehensive income were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution (*)		Other benefits		Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Cost of current service	(16,858)	(12,822)	-	-	-	-	(16,858)	(12,822)
Net interest	(3,021)	(972)	18,969	59,784	(5,487)	(4,876)	10,461	53,936
Contribution	-	-	(21,508)	(32,026)	-	-	(21,508)	(32,026)
Benefits paid	-	-	-	-	2,779	3,210	2,779	3,210
Total Amounts Recognized	(19,879)	(13,794)	(2,539)	27,758	(2,708)	(1,666)	(25,126)	12,298

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 112,670 (R$ 85,397 from January 1st to March 31, 2016), of which R$ 21,508 (R$ 32,026 from January 1st to March 31, 2016) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016
At the beginning of the period	(69,512)	(44,638)	(1,323,234)	(315,282)	(48,400)	(12,570)	(1,441,146)	(372,490)
Effects on asset ceiling	(608)	(14,129)	4,738	375	-	-	4,130	(13,754)
Remeasurements	(13,422)	11,710	(18,271)	(1,543)	-	-	(31,693)	10,167
Total Amounts Recognized	(83,542)	(47,057)	(1,336,767)	(316,450)	(48,400)	(12,570)	(1,468,709)	(376,077)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	178

a) Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 19c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit Plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Retirement Defined Benefit Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	179

c)	Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	03/31/2017	03/31/2016
Discount rate (1)	10.24% p.a.	11.28% p.a.
Mortality table (2)	AT-2000	AT-2000
	Itaú Experience	Itaú Experience
Turnover (3)	2008/2010	2008/2010
Future salary growth	5.04% to 7.12 % p.a.	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1)  The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2016 assumption were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2)  The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American Entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively.

(3)  The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4)  Using the Projected Unit Credit, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for the purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate consistent with the flow of receipts/payments, in accordance with the study conducted by an independent external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II-	Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in investment income

A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan’s actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of the plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	180

- Life expectancy

Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long term balance between assets and obligations to pay of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At 03/31/2017 and 03/31/2016 the allocation of plan assets and the allocation target for 2017, by type of asset, are as follows:

	Fair value		% Allocation
Types	03/31/2017	03/31/2016	03/31/2017	03/31/2016	2017 Target
Fixed income securities	15,331,744	12,499,749	91.85%	90.62%	53% to 100%
Variable income securities	664,285	593,106	3.98%	4.30%	0% to 20%
Structured investments	8,385	740	0.05%	0.01%	0% to 10%
Real estate	620,164	630,586	3.71%	4.57%	0% to 7%
Loans to participants	69,109	69,772	0.41%	0.51%	0% to 5%
Total	16,693,687	13,793,953	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 656,608 (R$ 507,337 at 03/31/2016), and real estate rented to Group companies, with a fair value of R$ 594,648 (R$ 603,641at 03/31/2016).

Fair value - the fair value of the plan assets is adjusted up to the Balance Sheet date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2016, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV-	Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	03/31/2017	03/31/2016
1 - Net assets of the plans	16,693,687	13,793,953
2 - Actuarial liabilities	(13,835,988)	(11,676,983)
3- Surplus (1-2)	2,857,699	2,116,970
4- Asset restriction (*)	(3,085,098)	(2,208,384)
5 - Net amount recognized in the balance sheet (3-4)	(227,399)	(91,414)
Amount recognized in Assets (Note 13a)	324,573	223,769
Amount recognized in Liabilities (Note 13c)	(551,972)	(315,183)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	181

V-	Changes in the net amount recognized in the balance sheet:

	03/31/2017
		Actuarial			Recognized
	Plan net assets	liabilities	Surplus	Asset Ceiling	amount
Value at the beginning of the period	16,520,045	(13,722,927)	2,797,118	(3,008,536)	(211,418)
Cost of current service	-	(16,858)	(16,858)	-	(16,858)
Net interest (1)	409,681	(335,844)	73,837	(76,858)	(3,021)
Benefits paid	(255,392)	255,392	-	-	-
Contributions of sponsor	18,469	-	18,469	-	18,469
Contributions of participants	3,406	-	3,406	-	3,406
Effects on asset ceiling	-	-	-	(608)	(608)
Exchange variation	(1,671)	1,130	(541)	-	(541)
Remeasurements (2) (3)	(851)	(16,881)	(17,732)	904	(16,828)
Value at end of the period	16,693,687	(13,835,988)	2,857,699	(3,085,098)	(227,399)

	03/31/2016
		Actuarial			Recognized
	Plan net assets	liabilities	Surplus	Asset Ceiling	amount
Value at the beginning of the period	13,633,401	(11,587,180)	2,046,221	(2,133,856)	(87,635)
Cost of current service	-	(12,822)	(12,822)	-	(12,822)
Net interest (1)	370,700	(311,273)	59,427	(60,399)	(972)
Benefits paid	(223,578)	223,578	-	-	-
Contributions of sponsor	12,434	-	12,434	-	12,434
Contributions of participants	3,438	-	3,438	-	3,438
Effects on asset ceiling	-	-	-	(14,129)	(14,129)
Remeasurements (2) (3)	(2,442)	10,714	8,272	-	8,272
Value at end of the period	13,793,953	(11,676,983)	2,116,970	(2,208,384)	(91,414)

(1) Corresponds to the amount calculated on 01/01/2017 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 10.24% p.a.(On 01/01/2016 the rate used was 11.28% p.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 408,830 (R$ 368,258 at 03/31/2016).

During the period, contributions made totaled R$ 18,469 (R$ 12,434 from 01/01 to 03/31/2016). The contribution rate increases based on the beneficiary’s salary.

In 2017, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 71,376.

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment
2017	1,070,944
2018	1,111,645
2019	1,160,234
2020	1,212,160
2021	1,265,789
2022 to 2026	7,097,737

VI-	Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

Change in Assumption	Effects on actuarial liabilities of the plans		Effect which would be recognized in Stockholders Equity (*)
	Value	Percentage of actuarial liabilities	Value
- Decrease by 0.5%	703,507	5.13%	(271,217)
- Increase by 0.5%	(644,114)	(4.70)%	234,589

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	182

d)	Defined contribution plans

The defined contribution plans have pension funds set up using the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	03/31/2017			03/31/2016
	Pension Plan		Recognized	Pension Plan		Recognized
	Fund	Asset Ceiling	Amount	Fund	Asset Ceiling	Amount
Amount - beginning of the period	1,287,213	(490,932)	796,281	2,228,597	(269,828)	1,958,769
Net interest	31,498	(12,529)	18,969	67,393	(7,609)	59,784
Contribution (Note 19)	(21,508)	-	(21,508)	(32,026)	-	(32,026)
Receivables – allocation of funds (*)	(12,826)	-	(12,826)	-	-	-
Effects on asset ceiling	(14,980)	19,718	4,738	-	375	375
Remeasurements	(18,271)	-	(18,271)	(1,543)	-	(1,543)
Amount - end of the period (Note 13a)	1,251,126	(483,743)	767,383	2,262,421	(277,062)	1,985,359

(*) Refers to the allocation of the surplus of Plano Itaubanco CD’s social security fund.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I -	Change in the net amount recognized in the balance sheet:

	03/31/2017	03/31/2016
At the beginning of the period	(221,125)	(178,811)
Cost of interest	(5,487)	(4,876)
Benefits paid	2,779	3,210
Remeasurements	-	-
At the end of the period (Note 13c)	(223,833)	(180,477)

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment
2017	13,487
2018	14,443
2019	15,398
2020	16,333
2021	17,347
2022 to 2026	102,520

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	2,708	(2,268)
Present value of obligation	Asset valuation adjustment	26,448	(22,150)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	183

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Other foreign companies (3)		Foreign consolidated (4)
	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Assets
Current assets and long term receivables
Cash and cash equivalents	5,523,193	4,842,174	7,745,657	5,813,656	37,069,597	27,633,857	13,771,885	11,001,336
Interbank investments	16,683,517	49,272,342	12,924,128	5,130,803	6,599,167	33,857,996	22,056,283	25,537,776
Securities	73,280,211	79,422,125	20,882,670	6,764,069	15,201,684	17,301,997	107,334,748	102,089,363
Loan, lease and other credit operations	81,246,570	92,200,901	110,636,846	52,733,804	13,757,871	16,816,345	205,248,943	161,751,050
Foreign exchange portfolio	54,154,582	51,746,093	3,992,364	1,053,740	2,854,952	2,790,823	60,699,502	55,340,770
Other assets	5,373,744	8,521,649	5,700,498	10,381,715	1,808,835	2,907,612	10,463,944	21,245,235
Permanent assets	11,141	15,145	8,370,772	928,972	113,545	185,958	8,163,365	1,107,619
Total	236,272,958	286,020,429	170,252,935	82,806,759	77,405,651	101,494,588	427,738,670	378,073,149
Liabilities
Current and long term liabilities
Deposits	70,754,704	78,470,949	92,004,181	49,629,364	11,572,795	33,823,209	130,591,037	96,116,733
Deposits received under securities repurchase agreements	17,946,446	30,274,442	2,747,782	218,887	9,685,266	18,695,164	20,376,991	24,123,126
Funds from acceptance and issuance of securities	5,746,707	5,469,277	24,841,962	7,934,078	5,831,970	7,189,551	36,420,638	20,592,906
Borrowing	33,211,206	51,095,335	7,973,238	4,903,063	1,019,654	1,220,835	42,119,203	57,219,232
Derivative financial instruments	4,592,996	8,954,305	4,747,976	1,678,910	724,532	1,621,626	9,286,159	10,821,537
Foreign exchange portfolio	54,274,255	51,897,629	3,976,077	1,051,543	2,856,300	2,827,650	60,804,237	55,526,936
Other liabilities	31,355,807	40,680,622	12,582,977	4,875,759	2,528,659	2,129,827	45,439,849	48,015,384
Deferred income	60,874	155,571	266,772	5,878	43,438	71,788	385,213	233,236
Non-controlling interests	-	-	10,518,834	407	-	-	10,518,834	408
Stockholders’ equity	18,329,963	19,022,299	10,593,136	12,508,870	43,143,037	33,914,938	71,796,509	65,423,651
Total	236,272,958	286,020,429	170,252,935	82,806,759	77,405,651	101,494,588	427,738,670	378,073,149
Statement of Income
Income related to financial operations	1,925,901	2,194,727	2,380,885	2,320,355	212,055	400,346	3,842,295	4,852,676
Expenses related to financial operations	(996,720)	(1,341,781)	(1,093,956)	(1,300,313)	(41,150)	(378,731)	(1,399,545)	(2,945,924)
Result of loan losses	(366,189)	(469,366)	(375,204)	(126,260)	(59,008)	(98,917)	(800,401)	(694,542)
Gross income related to financial operations	562,992	383,580	911,725	893,782	111,897	(77,302)	1,642,349	1,212,210
Other operating revenues (expenses)	(100,111)	(182,650)	(852,530)	(426,526)	36,691	(84,173)	(968,524)	(704,402)
Operating income	462,881	200,930	59,195	467,256	148,588	(161,475)	673,825	507,808
Non-operating income	-	-	(29,265)	(450)	660	802	(29,257)	(458)
Income before taxes on income and profit sharing	462,881	200,930	29,930	466,806	149,248	(160,673)	644,568	507,350
Income tax	22,567	(1,452)	(31,321)	(85,062)	(7,195)	(49,819)	(15,847)	(136,333)
Statutory participation in income	-	-	(3,985)	(6,094)	(8,554)	(4,758)	(12,538)	(10,853)
Non-controlling interests	-	-	123,287	(13)	-	-	123,287	(13)
Net income (loss)	485,448	199,478	117,911	375,637	133,499	(215,250)	739,470	360,151

(1)	Itaú Unibanco S.A. - Agências Grand Cayman, New York, Tokyo, Nassau Branch and Itaú Unibanco Holding S.A - Agência Grand Cayman; only at 03/31/2017, CorpBanca New York Branch.

(2)	Basically composed of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., and Banco Itaú Paraguay S.A.; only at 03/31/2016, Banco Itaú Chile; only at 03/31/2017, Banco CorpBanca Colombia S.A. and Itaú CorpBanca.

(3)	Basically composed of subsidiaries Itau Bank, Ltd., ITB Holding Ltd., and Itaú BBA International plc.

(4)	Foreign consolidated information presents balances net of consolidation eliminations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	184

Note 21 – Risk and capital management

Assuming and managing risks is one of the activities carried out by ITAÚ UNIBANCO HOLDING CONSOLIDATED and, accordingly, the institution should have established objectives for risk management. Accordingly, the risk appetite defines the nature and level of risks acceptable for the institution and the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING CONSOLIDATED seeks robust risk management processes to permeate the entire institution and work as the foundation for strategic decision-making in order to ensure business sustainability.

These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

The principles providing the foundations for management of risk, risk appetite and guidelines on how ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees should behave on the day-to-day for decision-making purposes are as follows:

•	Sustainability and Client Satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to do business that is good both for the client and the institution itself.

•	Risk Culture: The institution’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business. The Risk Culture is described below.

•	Risk Pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio.

•	Diversification: the institution’s appetite is low with respect to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business.

•	Operational Excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure to offer top services.

•	Ethics and Respect for Regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable; therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation.

Aiming to strengthen these values and align ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees’ behavior with its risk management guidelines, the institution adopts a number of initiatives to disseminate the risk culture. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture is based on four basic principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks.

These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. In addition to policies, procedures and processes, the risk culture strengthens the individual and collective responsibility of employees in the management of risks inherent in the activities performed individually, respecting the ethical way of managing business.

ITAÚ UNIBANCO HOLDING CONSOLIDATED promotes the risk culture, stressing behaviors that will help people at every level of the organization to consciously assume and manage risks. With these principles disseminated throughout the institution, there is an incentive for risk to be understood and openly debated, to be kept within the levels indicated by the risk appetite, and to be taken as the individual responsibility of each employee of ITAÚ UNIBANCO HOLDING CONSOLIDATED, irrespective of their position, area or function.

ITAÚ UNIBANCO HOLDING CONSOLIDATED also provides channels for reporting operational failures, internal or external frauds, and conflicts in the work environment or situations that might cause disruptions and/or losses to the institution or adversely affect clients. Every employee and third party is responsible for reporting any issues on a promptly basis, as soon as they become aware of the fact.

Taking a prospective stance in relation to capital management, ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented a capital risk structure and its ICAAP, therefore complying with National Monetary Council (CMN) Resolution No. 3,988, BACEN Circular No. 3,547, and BACEN Circular Letter No. 3.774.

The Board of Directors is responsible for full approval of the ICAAP report, a process that aims to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED by identifying material risks establishing the need for additional capital for material risks and in-house methodologies to quantify capital to develop the capital plan, both in normal times and stress situations, and to structure the capital contingence plan.

The risk management organizational structure of ITAÚ UNIBANCO HOLDING CONSOLIDATED is in compliance with the regulations in force in Brazilin and abroad, and in line with the best practices of the market. The responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured in accordance with three defense lines, to wit:

•	in the first defense line, business areas and back-office corporate areas are in charge of managing risks originated by them, through their identification, assessment, control and report;

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	185

•	in the second defense line, an independent unit controls risks on a centralized basis, aiming at assuring that the risks of ITAÚ UNIBANCO HOLDING CONSOLIDATED are managed in accordance with the appetite for risk, and the policies and procedures established. Thus, the centralized control provides the Board of Directors and the executives with a global vision of exposures of ITAÚ UNIBANCO HOLDING CONSOLIDATED so as to optimize and expedite corporate decisions;

•	in the third defense line, internal audit performs the role of promoting an independent assessment of the activities carried out in the institution, enabling top management to measure the adequacy of controls, effectiveness of risk management and compliance with internal rules and regulatory requirements.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the regulatory bodies for compliance with the minimum mandatory capital requirement and risk monitoring.

Further details on risk management can be found on the website www.itau.com.br/investor-relations, under section Corporate Governance / Risk Management and Capital – Pillar 3.

I – Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices, among other indices related to risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure, alerts, models and adequate tools for management limits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) and posterior amendments, being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities.

The document Public Access Report – Market Risk, that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	Portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The process for managing the market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted within the governance and hierarchy of corporate bodies and a framework of limits and warnings approved specifically for this purpose, covering different levels and classes of market risk (such as interest rate, and exchange variation risk, among others). This framework of limits and warnings ranges from the monitoring of risk aggregate indicators (portfolio level) to granular limits (individual desk level). The framework of market risk covers from the risk factor level, with specific limits aiming at improving the risk monitoring and understanding process, and at avoiding risk concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, markets complexity and volatility as well as the institution’s appetite for risk. Limits are monitored daily and excesses and potential violations are reported and discussed for each established limit:

•	Within one business day, for management of business units in charge and executives of the risk control area and business areas; and
•	Within one month, for proper corporate bodies.

Daily risk reports, used by the business and control departments, are issued for senior management. Additionally, the risk control and management process is submitted to periodic reviews for the purpose of keeping it in line with the best market practices and adherent to the ongoing improvement processes at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by corporate bodies. The process to definite limit levels and violation reports follow the governance to approve the internal policies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The information flow established aims at disseminating information to the several levels of executives of the institution, including the members of the Executive Board, by means of the Committees in charge of risk management. This limit and warning framework increases effectiveness and the control coverage is reviewed at least on an annual basis.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2017	186

The purpose of market risk control of ITAÚ UNIBANCO HOLDING CONSOLIDATED structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;

•	Promoting a disciplined and informed discussion on the global risk profile and its evolution over time;

•	Increasing transparency on the way the business seeks to optimize results;

•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

•	Monitoring and avoiding risk concentration.

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. For that purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structured reporting and information process and an information flow that provides input for the follow-up by corporate bodies and complies with the requirements of Brazilian and foreign regulatory agencies.

ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and maintaining the classification the transactions into the current exposure limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

For a detailed vision of the accounting hedge topic, see Note 7 – Securities and Derivative Financial Instruments.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3,464 and BACEN Circular No. 3,354.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rate variations, foreign-currency coupons and price-index coupons;

•	Currencies: the risk of losses from transactions subject to foreign exchange rate variation;
•	Shares: the risk of losses from transactions subject to share price variations;
•	Commodities: the risk of losses from transactions subject to commodity price variations.

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators, such as interest rates and foreign exchange rates, and follow the governance and risk limits framework adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for market risk management.

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;

•	Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);

•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;

•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and

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•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

At 03/31/2017, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded total VaR of R$ 430.9 million (R$ 174.9 million at 03/31/2016). The increase in VaR over the previous year was primarily due to the merger of Corpbanca and an increase in exposure.

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II – Credit risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands credit risk as the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

ITAÚ UNIBANCO HOLDING CONSOLIDATED has a credit risk control and management structure, centralized and independent from the business units, that establishes limits and mechanisms to mitigate risks, in addition to determining processes and instruments to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic scenario.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital, among others; and external factors, related to the economic environment, interest rates, market default indicators, inflation, and consumption increase / decrease, among others.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document Public Access Report – Credit Risk, that outlines the guidelines set out by this internal policy on credit risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution.

The purpose of the operational risk management is to support the institution in the decision-making process, always seeking to identify and assess risks correctly, create value for stockholders and to protect ITAÚ UNIBANCO HOLDING CONSOLIDATED’s assets and image. Accordingly, managers of the executive areas use corporate methods prepared and made available by the internal controls, compliance and operational risk area, so as to ensure the control environment quality and comply with internal guidelines and regulations in force.

Within the governance of the risk management process where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

The document entitled “Public Access Report – Integrated Management of Operational Risk/ Internal Controls/Compliance“, a summarized version of the institutional operational risk management policy, which is not an integral part of the financial statements, may be accessed on the website http://www.itau.com.br/relacoes-com- investidores, section “Corporate Governance”, Rules and Policies.

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IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

Itaú Unibanco daily manages and controls liquidity risk through governance approved in superior committees, which establishes, among other activities, the adoption of minimum liquidity limits, sufficient to absorb possible cash losses in stress scenarios, measured by internal methodologies and regulatory methodology.

In compliance with Circular Letter n° 3.775 of BACEN, bank holding total assets over R$ 100 billion are required to report a standardized Liquidity Coverage Ratio (LCR) to the Central Bank of Brazil on a monthly basis as of October 2015. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel.

The summarized index calculation is presented in the table below. In 2017, the index minimum requirement is 80%. Further details on the LCR for the period may be accessed at www.itau.com.br/investor-relations, section Corporate Governance/ Capital and Risk Management - Pillar 3.

Information on the Liquidity Coverage Ratio (LCR)	First quarter of 2017
Total Adjusted Amount(1)
Total high-quality liquid assets (2)	187,468,595
Total potential cash outflows (3)	88,900,520
Liquidity Coverage Ratio (%)	210.9%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular No. 3,749.

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular No. 3.749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular No. 3,749 and (ii) 75% x Outflows, whichever is lower.

The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s insurance companies are related to the life insurance and elementary, pension plan and premium bonds. Therefore, ITAÚ UNIBANCO HOLDING CONSOLIDATED understands that the major risks inherent in these products are as follows:

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•	Underwriting risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions;

•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves;

•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance;

•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and premium bonds operations;

•	Liquidity risk in insurance operations is the possibility of the institution’s failure to timely meet its obligations with insured and beneficiaries in view of lack of liquidity of the assets comprising the actuarial technical reserves.

The management process of insurance, pension plan and premium bonds risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them and focusing on the particularities of each risk, in accordance with the guidelines established by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

VI- Social and Environmental Risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities.

Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to risk identification, giving priority, responding to, monitoring and reporting assessed risks serve to supplement ITAÚ UNIBANCO HOLDING CONSOLIDATED’s social and environmental risk management.

The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by the technical support of the legal and risk control area, which has teams specialized in the social and environmental risk management. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. The governance also has the support of the Social and Environmental Risk Committee, primarily responsible for resolving institutional views related to the exposure to the social and environmental risk in connection with ITAÚ UNIBANCO HOLDING CONSOLIDATED’s activities and operations.

ITAÚ UNIBANCO HOLDING CONSOLIDATED consistently seeks to evolve in the social and environmental risk governance, always attentive to any challenges to keep pace with the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into its internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into business. Highlights go to the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Compact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, and the Brazilian Pact for Eradicating Slave Labor, among others. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s efforts to spread knowledge on the assessment of social and environmental criteria have been recognized in Brazil and overseas, as shown by our recurring presence in top sustainability indexes, both abroad, with the Dow Jones Sustainability Index, and more recently, with the Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, with the Corporate Sustainability Index, in addition to other numerous prizes with which Itaú Unibanco has been awarded.

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Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries, despite the low risk exposure due to the physical non-concentration of their assets, have a policy of guaranteeing their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were as follows:

	03/31/2017	03/31/2016
Permanent foreign investments	71,805,192	65,423,651
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(123,423,424)	(104,008,709)
Net foreign exchange position	(51,618,232)	(38,585,058)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Investment funds	710,632,434	602,241,759	710,632,434	602,241,759	2,359	2,310
Fixed income	665,725,391	565,186,405	665,725,391	565,186,405	1,992	1,928
Shares	44,907,043	37,055,354	44,907,043	37,055,354	367	382
Managed portfolios	347,538,354	282,279,087	254,686,705	205,025,550	17,520	16,434
Customers	182,671,205	154,512,626	128,205,471	112,512,993	17,437	16,370
Itaú Group	164,867,149	127,766,461	126,481,234	92,512,557	83	64
Total	1,058,170,788	884,520,846	965,319,139	807,267,309	19,879	18,744

(*)	Refers to the total amounts after elimination of double counting related to investments in investment fund portfolios.

d)	Consortia funds

	03/31/2017	03/31/2016
Monthly estimate of installments receivable from participants	166,969	163,176
Group liabilities by installments	10,818,943	11,329,972
Participants – assets to be delivered	9,133,983	9,876,372
Funds available for participants	1,661,220	1,571,268
(In units)
Number of managed groups	602	735
Number of current participants	390,029	412,683
Number of assets to be delivered to participants	143,209	173,158

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e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Fundação Itaú Social, the objectives of which are managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from 01/01 to 03/31/2017 and 01/01 to 03/31/2016, the subsidiaries did not make donations and the foundation´s net assets totaled R$ 3,485,050 (R$ 2,714,121 at 03/31/2016). The funds to finance the objectives of the foundation and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

f)	Instituto Itaú Cultural – ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Instituto Itaú Cultural, an entity set up to promote and disseminate Brazilian culture across the country and abroad.

During the period from 01/01 to 03/31/2017 and 01/01 to 03/31/2016, the subsidiaries made donations in the amount of R$ 28,057 (R$ 22,000 from 01/01 to 03/31/2016) and the institute’s net assets totaled R$ 33,924 (R$ 30,973 at 03/31/2016). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

During the period from 01/01 to 03/31/2017 and 01/01 to 03/31/2016, the subsidiaries did not make donations and the institute’s net assets totaled R$ 1,692,367 (R$ 1,381,374 at 03/31/2016). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsors Instituto Unibanco de Cinema, an entity whose objectives are the fostering of culture in general, and providing the low-income population with access to cinematography, videography and similar productions, for which it shall own and manage movie theaters, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of importance, especially those produced in Brazil.

During the period from 01/01 to 03/31/2017 and 01/01 to 03/31/2016, the subsidiaries did not make donations and the institute’s net assets totaled R$ 20,043 (R$ 18,909 at 03/31/2016). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and healthcare activities.

During the period from 01/01 to 03/31/2017 and 01/01 to 03/31/2016, the subsidiaries did not made donations and the association’s net assets totaled R$ 896 (R$ 1,180 at 03/31/2016). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

j)	Associação Cubo Coworking - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Associação Cubo Coworking, an entity set up to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups.

During the period from 01/01 to 03/31/2017 and 01/01 to 03/31/2016, the subsidiaries made donations in the amount of R$ 9,500 (R$ 4,500 from 01/01 to 03/31/2016) and the association’s net assets totaled R$ 2,669 (R$ 1,958 at 03/31/2016). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

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k)	Exclusions of non recurring effects net of tax effects – ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Goodwill on acquisition (Note 15b ll)	(124,965)	(32,288)
Provision for contingencies - Civil Lawsuits - Economics Plans	(17,694)	(24,970)
Program for Cash or Installment Payment of Taxes	-	12,474
Others	19,511	(6,310)
Total	(123,148)	(51,094)

l)	Agreements for offsetting and settlement of liabilities within the scope of the National Financial System – Offset agreements were entered into within the scope of derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits maintained with the same counterparty, and where the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in the case of bankruptcy of the debtor.

m)	Citibank’s Retail Operations

On October 08, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered, by means of its subsidiaries Itaú Unibanco S.A. and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (Citibank) for the acquisition of the retail activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 710 million.

This operation will involve the corporate restructuring of some companies of the Citibank conglomerate so that the retail business in Brazil is spun off and transferred to the companies that will be the subject matter of the acquisition.

The effective acquisitions and financial settlements will take place after compliance with some contractual conditions and the obtainments of the necessary regulatory authorizations.

This acquisition will not have accounting impacts on ITAÚ UNIBANCO HOLDING CONSOLIDATED's results.

n)	Sale of Group Life Insurance Portfolio

On September 19, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered into a purchase and sale share agreement with Prudential do Brasil Seguros de Vida S.A. (Prudential) whereby 100% of its group life insurance operations, which account for approximately 4% of the total assets belonging to Itaú Seguros S.A. (Itaú Seguros), controlled by ITAÚ UNIBANCO HOLDING CONSOLIDATED, were sold.

To complete the transaction, Itaú Seguros was split and group life insurance operations were transferred to IU Seguros S.A. (IU Seguros), whose total capital was sold to Prudential on April 1, 2017, after conditions precedent, which included obtaining approval of relevant regulatory authorities, were met.

This transaction reiterates ITAÚ UNIBANCO HOLDING CONSOLIDATED´s strategy to focus on massive insurance products and services, typically associated with retail banking, and it is not expected to have significant accounting effects on the results of its operations.

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Report on review of interim financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying interim financial statements of Itaú Unibanco Holding S.A., which comprise the balance sheet as at March 31, 2017 and the related statements of income, changes in stockholders equity’s and cash flows for the three-month period then ended, as well as the accompanying consolidated interim financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at March 31, 2017 and the related consolidated statements of income and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of the parent company and consolidated interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (ISRE 2410- Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent and consolidated interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the parent company and the consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2016 and the parent financial performance and cash flows, as well as the consolidated financial performance and the consolidated cash flows, for the three-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank.

Other matters

Statement of value added

We also have reviewed the interim statements of value added of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries for the three-month period ended March 31, 2017. These statements are the responsibility of the Company’s management, and are presented as supplementary information. These statements have been submitted to the same review procedures described in the second paragraph above and, based on our review, nothing has come to our attention that causes us to believe that these statements are not prepared consistently, in all material respects, with the interim financial statements taken as a whole.

São Paulo, May 2, 2017

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to March 2017 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), May 2, 2017.

ALKIMAR RIBEIRO MOURA

President

CARLOS ROBERTO DE ALBUQUERQUE SÁ	JOSÉ CARUSO CRUZ HENRIQUES
Member	Member

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